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07024197

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Michelin Compagnie Generale Des Etablissements Michelin

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 08 2007
THOMSON FINANCIAL

FILE NO. 82- 03354 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DATE: 6/6/07

SEC File #82-3354

AR/S
12-31-06


MICHELIN

Annual Report

Michelin Compagnie Generale
Des Etablissements Michelin

RECEIVED
2007 JUN -1 A 10:02

MICHELIN
A better way forward

contents



The English language version of this Corporate Report is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate representation of the original. However in all matters of interpretation of information, views or opinion expressed therein in the original language version of the document in French takes precedence over the translation.



Accelerate

To rise to the challenge
of a fast-changing environment,
Michelin intends accelerating
performance in 3 areas:

- **growth**
- **productivity**
- **cost reductions.**

Michelin
A better way forward

Michelin at a Glance



MICHELIN
MICHELIN





102: Total number of Michelin Formula 1 wins! Michelin decided to withdraw from F1 after the close of the 2006 season and did not fail to end the show in style by winning both World Championship titles in the sport for the second year in a row as partner to Fernando Alonso and Renault.

102

Profile

A Major Tire Industry Player*,
Michelin is at the forefront of all tire markets and mobility-related service markets.

Leading-edge technology, innovation capacity, quality of products and services, powerful brands:
Michelin is pursuing a global growth strategy and strengthening its efficiency across the board.

In a nutshell, its mission is to Contribute to the Progress of Mobility
by putting into practice its fundamental values of respect for customers, for people, for shareholders, for the environment and for facts.

* *Accounting for 17.7 % of world tire sales according to Tire Business, August 28, 2006.*

Corporate Structure

- **8 Product Lines** deploying their own specific marketing, development, production and sales resources;
- **2 Integrated Tire Distribution Networks:** Euromaster and TCI;
- **2 Business Subsidiaries:** ViaMichelin and Michelin Lifestyle;
- **6 Geographic Zones:** Europe, North America, South America, Asia Pacific, China*, Africa and the Middle-East;
- **10 Group Services** that support the other entities;
- **A Technology Center** with facilities in Europe, the United States and Asia;
- **An Industrial Performance** Department;
- **A Marketing and Sales Performance** Department.

* *In 2007.*

115,755 employees
(full time equivalent)

Commercially available in **170** countries

SIMPLIFIED CORPORATE ORGANIZATION CHART


Compagnie Générale
des Etablissements Michelin (CGEM)
France
100%
40%
Compagnie Financière
Michelin (CFM)*
Switzerland
60%
Manufacture Française
des Pneumatiques Michelin
France
Non-French industrial,
trading and
research companies
French industrial
and trading
companies

* *CFM, which is an intermediate holding company, is the Group's financing arm: it handles lending with banks and relations with the financial markets.*

Highly reliable products and services

TIRES for cars, trucks, tractors, lifting equipment, industrial and construction earthmovers, cycles, aircraft, subway trains, trams... innovative solutions for a wide range of applications and expectations.

DISTRIBUTION AND SERVICES: Euromaster in Europe and TCI in the United States are benchmarks in their markets for quality advice and service.

MOBILITY ENABLING SERVICES: Michelin OnWay, Michelin Euro Assist.

FLEET MANAGEMENT AND CONSULTANCY: Michelin Fleet Solutions in Europe, Michelin Business Solutions and Tire Advisor in North America.

SUSPENSION AND PRESSURE MONITORING SYSTEMS: state-of-the-art solutions in partnership with the best specialists.

MICHELIN MAPS AND GUIDES, SERVICES AND DIGITAL ViaMichelin mobility enabling products.

MICHELIN LIFESTYLE PRODUCTS, in partnership with licensees: automotive and cycle accessories, equipment for work, sport and leisure, and collectibles.

69 production sites in **19** countries

Net sales: EUR **16.4** bn



A STRONG BRAND PORTFOLIO

Michelin's two world-class brands – Michelin and BFGoodrich –, strong regional brands – Uniroyal in North America, Kleber in Europe, Warrior in China –, leading national brands and well-positioned private brands cover all market segments.



A Global Footprint


Russia
United Kingdom
Germany
Poland
Hungary
Romania
France
Spain
Italy

Europe

72,113 EMPLOYEES*

Western Europe
14 Passenger Car and Light Truck tire plants
13 Truck tire plants
9 Specialty tire plants

Eastern Europe
4 Passenger Car and Light Truck tire plants
3 Truck tire plants
3 Specialty tire plants

Extensions – reorganizations

From 2007 in France: Specialization of the Cholet and Bourges Plants

In 2007 in Poland: +3.5 million annual Passenger car and Light Truck tire capacity

North America

22,078 EMPLOYEES*

11 Passenger Car and Light Truck tire plants
4 Truck tire plants
3 Specialty tire plants

Extensions – reorganizations

In 2008 in Canada:
+200,000 annual Truck tire capacity

In 2010 in the United States:
+50% Earthmover tire annual capacity


Canada
United States
Mexico

Michelin: 100 years of international operations

- **1889** — "Michelin and Cie" founded in Clermont-Ferrand (France).
- **1905** — Michelin Tyre Co. Ltd set up in London.
- **1906** — Michelin builds its first plant abroad at Turin (Italy).
- **1907** — Michelin crosses the Atlantic and builds a factory in the US, New Jersey (closed in 1931).
- **1927** — 1st UK-based factory opened.
- **1931** — 1st Germany-based factory opened.
- **1934** — 1st Spain-based factory opened.
- **1962-1963** — Michelin settles in Africa, in Nigeria in 1962 and then in Algeria in 1963.
- **1971** — 1st Canada-based plant opened.


China
Japan
Thailand

Asia
13,155 EMPLOYEES*

5 Passenger Car and Light Truck tire plants
3 Truck tire plants
3 Specialty tire plants

Extensions – reorganizations
In 2010 in China:
+1.4 million annual Passenger car and Light Truck tire capacity
+200,000 annual Truck tire capacity

In 2010 in Thailand:
+1.8 million annual Passenger car and Light Truck tire capacity
+200,000 annual Truck tire capacity

South America
5,934 EMPLOYEES*

2 Passenger Car and Light Truck tire plants
3 Truck tire plants

Extensions – reorganizations
New plant in Brazil in 2007
(target capacity: 40,000 metric tons of Earthmover tires / year)

In 2007 in Brazil:
+600,000 annual Truck tire capacity


Colombia
Brazil


Algeria
Nigeria

Africa and the Middle-East
2,475 EMPLOYEES*

1 Passenger Car and Light Truck tire plant
2 Truck tire plants

Extensions – reorganizations
In 2007 in Nigeria:
End of tire production

* *Full time equivalent staff as at December 31, 2006.*

1975 Michelin returns to the USA and builds a factory in Greenville (South Carolina).

1981 Michelin settles in Brazil where it builds 2 plants, sets up a plantation in Mato-Grosso and acquires one in Bahia.

1988 Michelin arrives in Asia: first in Thailand through the Michelin Siam Tyre Company partnership and then in Japan through the Michelin-Okamoto joint venture.

1990 Michelin absorbs Uniroyal-Goodrich Tire Company in the United States.

1995 Michelin absorbs the Polish tire manufacturer Stomil-Olsztyn.

1996 Michelin absorbs Taurus in Hungary. 1st Michelin plant opened in China.

1998 Michelin absorbs the Columbian firm, Icollantas.

2001 Michelin sets up the Shanghai Michelin Warrior Tire JV to strengthen its presence in China and acquires 2 plants in Romania.

2004 1st Russia-based factory opened.



Michel Rollier's **Message**



We are poised to attain our ambitious goals.

Dear Sir, Madam,
dear Shareholder,

In 2006, Michelin has experienced further massive raw materials, energy and logistics external cost inflation. We were able to offset a significant portion of this unprecedented hike (more than EUR 800 million) through selling price increases and further product and service offering enrichment combined with good control of our marketing, administrative and research expenses. Michelin thus remained one of the most profitable tire manufacturers, with an operating margin at 8.2%, which lost a mere 0.6 point versus 2005. This is a feat for which all Michelin teams deserve to be congratulated.

North American tire replacement markets were adversely affected by high fuel prices. Against this background, the growth of our worldwide sales, up 5.1%, is a positive achievement although we had forecasted higher sales volume growth.
The economic performance of our Truck operations was hit by high natural rubber price inflation although we were able to strengthen our positions on all replacement markets worldwide. Turning to the Passenger car and Light truck operations, in spite of the Group's richer product offering, particularly for the Michelin brand, global sales volumes were stable. Our Specialty operations, which have a high technological content and have posted strong improvements over the last three years, have become the Group's most profitable. The very good performance of the Earthmover tire Product Line deserves special mention.
2006 came as a confirmation of the pertinence of our strategy based on differentiation and partnership with our professional customers; Michelin innovated further by introducing the first Truck tires derived from the "Michelin Durable Technologies" breakthrough. The Group again confirmed its focus on very low rolling resistance tires, a key factor in reducing vehicle fuel consumption and, therefore, CO_2 emissions.

This year, once again, the Group made substantial EUR 1.4 billion investments. This is consistent with our goal of improving the productivity of our industrial base in the more developed countries and of stepping up our expansion in the high-growth regions. Michelin is clearly doing what is necessary to increase its competitiveness and deal effectively with stiffer competition worldwide.

2006 also saw the launch of Michelin's *Horizon 2006 / 2010* strategic plan developed with Mr. Edouard Michelin and shared by all our teams under the name *Horizon 2010*. The plan is geared to making Michelin a leader capable of generating profits over the long term. We are faced with challenging ambitions of both growth and continuous improved economic performance.
More than ever before, our teams are mobilized to achieve productivity gains. Our target is to bridge by 2010 the competitive gaps that exist in some segments that are important for our future.
And the projects that are already under way give me confidence that we are poised to attain our ambitious goals; the Group's growth in Asia will be key, along with our ability to enhance industrial performance at our plants and achieve our cost reduction programs. The Michelin Manufacturing Way program which is aimed at boosting and harmonizing progress at our plants as well as projects to reduce our purchasing costs and streamline structural costs are rolled out. Their results are promising and in line with our expectations.

I would like to thank all of the Michelin teams for their ability to pursue ambitious goals while achieving a further significant reduction in the number and seriousness of accidents at the workplace, and achieving progress in all the fields of Performance and Responsibility.

2007 should see a stabilization of raw material prices and we will further gear up our strategy; a tangible outcome will be our ability to generate increasing cash flow. Michelin's net sales and operating income should post a tangible increase compared to 2006.

I wish to ensure Michelin's management has all the solidity it needs to successfully address the challenges that lie ahead and conduct a lasting, wide-ranging action worldwide, close to the field. With the approval of the Supervisory Board, I will recommend to the next Annual Shareholders Meeting the appointment of two new Managing Partners: Didier Miraton and Jean-Dominique Senard – as part of governance rules which both introduce more flexible conditions of access to the Group's top executive positions and which ensure the long-term tenure of its Management Partnership.

Fully confident in the Group's future prospects, I will also submit for approval an EUR 1.45 dividend pay out per share, up 7.4% on last year's, at the Annual Shareholders Meeting.

Thank you for your support.

Michel Rollier

Edouard Michelin
1963-2006

We were all deeply affected by the sudden death of Edouard Michelin. You know just how much his dynamism and vision enabled our company to move forward, and continue to develop.
He was close to the men and women of our company and had endeared himself to them all, winning their enthusiastic commitment.
We loved his warmth, his curiosity, the way he was determined to embody all the values that made Michelin what it is.
He was confident in our ability to rise to the ambitious challenges facing the Group.

The entire Michelin staff and management team will dedicate themselves wholeheartedly to prove that he was right.



Management

Michelin is led by Mr. Michel Rollier, Managing Partner.
He is assisted by the Group's Executive Council (CEG).
The CEG comprises ten members drawn from among the heads of the Group Services, the Product Lines, the Technology Center and the Geographic Zones.



❶ ❻ ❺ ❾

The Managing Partner

❶ **Michel Rollier**
- Born in 1944
- Paris IEP Graduate, earned a Master's degree from the Paris Law faculty
- Joined Michelin Group in 1996
- Headed Michelin's Legal and financial Affairs Department
- Group CFO
- Managing Partner since May 20, 2005
- 17,853 shares held

The Group Executive Council

❷ **Michel Caron**
Quality & Organization
Maps and Guides, ViaMichelin,
Supply chain, IT Systems

❸ **Thierry Coudurier**
Passenger Car and Light Truck
China
Competition

❹ **Hervé Coyco**
Asia Pacific



2 4 10 3 11 7 8

5 **Eric de Cromières**
Europe
Euromaster
Marketing and Sales Performance Department

6 **Jim Micali**
North America
TCI

7 **Didier Miraton**
Technology Center
Industrial Performance Department

8 **Jean Moreau**
Personnel
Environment and Prevention

9 **Pete Selleck**
Truck
Africa/Middle-East

10 **Jean-Dominique Senard**
Financial Affairs Department
Legal Affairs Department

11 **Bernard Vasdeboncœur**
Specialty Product Lines
Agricultural, Aircraft, Two Wheel, Earthmover
Components
South America
Purchasing

Secretary of the Group Executive Council
Patrick Oliva
Michelin Performance and Responsibility Approach
Michelin Lifestyle

Audit and Communication departments report directly to the Managing Partner

Control



1 5 2 6 4

The Supervisory Board

1 Eric Bourdais de Charbonnière
Born in 1939 – French national

Non-independent Member
Chairman of the Supervisory Board
Member of the Audit Committee
1,074 shares held

After 25 years with JP Morgan and serving as the bank's CEO for France, Eric Bourdais de Charbonnière acted as Michelin's CFO from 1990 to 1999, when he left the Group. He has been chairing Michelin's Supervisory Board since 2000.

Other mandates and functions:
Director and Chairman of the Audit Committee: Thomson SA
Member of the Supervisory Board: Oddo et Cie, ING Group

2 Pat Cox
Born in 1952 – Irish national

Independent Member
250 shares held

Professor of Economics at the Dublin Institute of Public Administration, Pat Cox is Member of the Irish Parliament and of the European Parliament and acted as Chairman of the European Parliament from January 2002 to June 2004.

Other mandates and functions:
Chief Executive Officer of European Integration Solutions LLc
Chairman of International Movement, headquarters
Chairman of European Movement
Director of Trustees of the Crisis Group,
Director of Trustees Friends of Europe,
Europalia's General Commissioner,
Director of UCD Michael Smurfit Graduate School of Business

3 François Grappotte
Born in 1936 – French national

Independent Member
Chairman of the Audit Committee
1,000 shares held

After acting for twenty years as Groupe Legrand's CEO, François Grappotte became its non-executive Chairman in 2004 before becoming its Honorary Chairman on 17 March 2006.

Other mandates and functions:
Honorary Chairman: Legrand
Director: Legrand, Legrand France, BNP Paribas, Valeo
Member of Conseil consultatif de la Banque de France
Member of F.I.E.E.C.'s Office
Member of Gimélec's Office
Member of Promotelec's Council



7 8

4 Pierre Michelin
Born in 1949 – French national

Independent Member
Member of the Audit Committee
1,481 shares held

After joining Philips' IT department, Pierre Michelin became head of a Groupe Bull division. Since 2003, he has been teaching IS technology at the Reims Management School (RMS).

5 Laurence Parisot
Born in 1959 – French national

Independent Member
500 shares held

Laurence Parisot headed the Louis Harris France survey Institute (1986) and joined Institut Français de l'Opinion Publique (IFOP) in 1990 in her capacity as CEO and acted as Chairwoman of Optimum until March 2006.
She was also appointed chairwoman of France's employer's association (MEDEF) in July 2005.

Other mandates and functions:
Chairwoman: Medef
Chairwoman: Ifop
Director: Coface
Director: BNP Paribas, Havas (until June 2006)
Member of the Supervisory Board: Euro Disney SCA (until January 2006)

6 Benoît Potier
Born in 1957 – French national

Independent Member
2,359 shares held

Benoît Potier joined L'Air Liquide SA 25 years ago, and was appointed CEO in 1997 and Chairman of the Directoire (Executive Board) in November 2001, before being appointed Chief Executive Officer in May 2006.

Other mandates and functions:
CEO: Air Liquide, Air Liquide International, American Air Liquide Inc, Air Liquide International Corporation
Chairman: American Air Liquide Holdings Inc
Director of Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO) until March 2006
Director: Air Liquide Italia Srl., AL Air Liquide España
Director of Groupe Danone and Chairman of its Audit Committee
Member of the Board of directors: Ecole Centrale des Arts & Manufactures
Insead France Board Member

7 Edouard de Royère
Born in 1932 – French national.

Independent Member
Member of the Audit Committee
1,980 shares held

A member of l'Air Liquide since 1966, Edouard de Royère became the Group's CEO in 1982 before being appointed Chairman in 1985, a position he held until 1995.

Other mandates and functions:
Member of the Supervisory Board: Air Liquide SA
Censeur: Fimalac
Honorary Chairman of Association Nationale des Sociétés par Actions (ANSA)

The Statutory Auditors

Statutory

PricewaterhouseCoopers Audit
Represented by **Dominique Paul,** Partner, until the Joint Shareholders Meeting of May 12, 2006 and by **Christian Marcellin,** Partner, since that date

Corevise
Represented by **Stéphane Marie,** Partner

Substitutes

Pierre Coll, Partner of PricewaterhouseCoopers Audit
Jacques Zaks, Partner of Corevise



Economic Variables[1]

The sharp increase in external costs[2] translated into an additional burden of EUR 824 million for the Group or the equivalent of 5 operating margin points.
In this highly demanding environment, the resilience of Michelin's results reflects the efficiency of its strategy.
The Group was able to offset a significant portion of this additional burden through adequately absorbed price increases, healthy growth of higher value-added product sales, further productivity gains and stringent cost control.

(1) Changes in tire markets are reviewed on page 42.
(2) Raw material, energy and logistics.

CHANGES IN EURO/US DOLLAR EXCHANGE RATES

Average exchange rate over the period

40% of Michelin's sales are made in the dollar zone and close to 2/3rd of its raw material purchases are US dollar- (or US dollar-correlated currency) denominations.


2002
0.95
2003
1.13
2004
1.24
2005
1.25
2006
1.26

CHANGE IN RAW MATERIAL PRICES

Natural rubber *(USD cents/kg)*


300
250
200
150
100
50
0
2002
2003
2004
2005
2006
● RSS3
TSR20

Natural rubber accounts for one-third of Michelin's raw material purchases in value terms while carbon black and raw materials used to manufacture synthetic rubber account for 40% of its raw material purchases.
In euros, the Group's raw material purchase prices rose +51% in the 2003 – 2006 period, which cost an additional EUR 1.9 billion.

Michelin 2006 Key figures

Sales were up 5.1% due to a very favorable price mix, up + 4.7%.
For the fourth year in a row, however, Michelin had to cope with very high raw material, energy and transportation cost inflation that added an extra EUR 824 million to its cost burden.
In spite of a sales volumes decline in certain markets, especially North America, the Group's disciplined price policy and productivity drives have enabled it to preserve a high 8.2% level of operating margin*.
Net income amounted to EUR 573 million, down 35.5%, due to large non-recurring charges in connection with restructuring and spin off operations.
Strict management of working capital requirements helped the Group post a EUR 85 million improvement of free cash flow while fully maintaining its EUR 1,414 million (gross) investment program.
At 89%, the gearing ratio remained stable compared to January 1, 2006.

* *Operating margin before non-recurring items.*

NET SALES +5.1%
In EUR million


2002* 15,645
2003* 15,370
2004 15,048
2005 15,590
2006 16,384

* *FYs 2002 and 2003 are French GAAP compliant.*

Brent *(US $/barrel)*


80
70
60
50
40
30
20
10
0
2002
2003
2004
2005
2006

Butadiene*


Cents $
60
50
40
30
20
10
0
€
1,000
800
600
400
200
0
2002
2003
2004
2005
2006

● Butadiene US Gulf *(US $ cents/barrel)*
Butadiene Europe *(€/t)*

Styrene*


Cents $
80
70
60
50
40
30
0
€
1,200
1,000
800
600
400
0
2002
2003
2004
2005
2006

● Styrene US Gulf *(US $ cents/barrel)*
Styrene Europe *(€/t)*

* *Oil by-products used in the manufacture of synthetic rubber.*

2006 Facts and Figures



2006 NET SALES BY REGION
In EUR million, change in %

8,017	+ 4.6%	Europe
5,738	+ 3.6%	North America including Mexico
2,629	+ 10.1%	South America, Asia Pacific, Africa and the Middle-East





2006 NET SALES BY BUSINESS SEGMENT
In EUR million, change in %

8,991	+ 4.3%	Passenger car/Light truck & related distribution
5,418	+ 6.8%	Truck & related distribution
1,975	+ 4.1%	Specialty businesses



2006 OPERATING INCOME (1) BY BUSINESS SEGMENT
In EUR million, change in %

736	- 5.9%	Passenger car/Light truck & related distribution
357	- 20.8%	Truck & related distribution
245	+ 81.5%	Specialty businesses

(1) Before non-recurring items.

2006 OPERATING MARGIN (1) BY BUSINESS SEGMENT
In % of sales, change in pts

8.2%	- 0.9 pt	Passenger car/Light truck & related distribution
6.6%	- 2.3 pts	Truck & related distribution
12.4%	+ 5.3 pts	Specialty businesses

* FYs 2002 and 2003 are French GAAP compliant.

OPERATING INCOME (1) - 2.2%
In EUR million
OPERATING MARGIN (1)
In %

2002*	1,225	7.8%
2003*	1,143	7.4%
2004	1,303	8.7%
2005	1,368	8.8%
2006	1,338	8.2%

(1) Before non-recurring items.

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS - 35.7%
In EUR million

2002*	581
2003*	318
2004	645
2005	889
2006	572

CASH FLOW FROM OPERATING ACTIVITIES + 15.5%
In EUR million

2002*	1,534
2003*	1,542
2004	1,322
2005	1,031
2006	1,191

GROSS PURCHASES OF TANGIBLE AND INTANGIBLE ASSETS + 5.8%
In EUR million

2002*	967
2003*	1,118
2004	1,107
2005	1,336
2006	1,414

FREE CASH FLOW (2) + EUR 85 million improvement
In EUR million

2002*	637
2003*	299
2004	266
2005	- 124
2006	- 39

(2) Free Cash flow = Cash flows from operating activities – cash flows from financing activities.

GEARING

2002*	85%
2003*	78%
2004	90%
2005	90%
2006	89%

2002
5.05
4.50
1.84
2.86
.3%
34%
4.66
,143
,884
,344
15%


MICHELIN

Annual Report

MICHELIN
A better way forward

contents



The English language version of this Corporate Report is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate representation of the original. However in all matters of interpretation of information, views or opinion expressed therein in the original language version of the document in French takes precedence over the translation.



Accelerate

To rise to the challenge
of a fast-changing environment,
Michelin intends accelerating
performance in 3 areas:

- **growth**
- **productivity**
- **cost reductions.**

Michelin
A better way forward

Michelin at a Glance


MICHELIN
MICHELIN





102: Total number of Michelin Formula 1 wins! Michelin decided to withdraw from F1 after the close of the 2006 season and did not fail to end the show in style by winning both World Championship titles in the sport for the second year in a row as partner to Fernando Alonso and Renault.

102

Profile

A Major Tire Industry Player*,

Michelin is at the forefront of all tire markets and mobility-related service markets.

Leading-edge technology, innovation capacity, quality of products and services, powerful brands:

Michelin is pursuing a global growth strategy and strengthening its efficiency across the board.

In a nutshell, its mission is to Contribute to the Progress of Mobility

by putting into practice its fundamental values of respect for customers, for people, for shareholders, for the environment and for facts.

* *Accounting for 17.7 % of world tire sales according to Tire Business, August 28, 2006.*

Corporate Structure

- **8 Product Lines** deploying their own specific marketing, development, production and sales resources;
- **2 Integrated Tire Distribution Networks:** Euromaster and TCI;
- **2 Business Subsidiaries:** ViaMichelin and Michelin Lifestyle;
- **6 Geographic Zones:** Europe, North America, South America, Asia Pacific, China*, Africa and the Middle-East;
- **10 Group Services** that support the other entities;
- **A Technology Center** with facilities in Europe, the United States and Asia;
- **An Industrial Performance** Department;
- **A Marketing and Sales Performance** Department.

* *In 2007.*

115,755 employees
(full time equivalent)

Commercially available in 170 countries

SIMPLIFIED CORPORATE ORGANIZATION CHART


Compagnie Générale
des Etablissements Michelin (CGEM)
France
100%
40%
Compagnie Financière
Michelin (CFM)*
Switzerland
60%
Manufacture Française
des Pneumatiques Michelin
France
Non-French industrial,
trading and
research companies
French industrial
and trading
companies

* *CFM, which is an intermediate holding company, is the Group's financing arm: it handles lending with banks and relations with the financial markets.*

Highly reliable products and services

TIRES for cars, trucks, tractors, lifting equipment, industrial and construction earthmovers, cycles, aircraft, subway trains, trams… innovative solutions for a wide range of applications and expectations.

DISTRIBUTION AND SERVICES: Euromaster in Europe and TCI in the United States are benchmarks in their markets for quality advice and service.

MOBILITY ENABLING SERVICES: Michelin OnWay, Michelin Euro Assist.

FLEET MANAGEMENT AND CONSULTANCY: Michelin Fleet Solutions in Europe, Michelin Business Solutions and Tire Advisor in North America.

SUSPENSION AND PRESSURE MONITORING SYSTEMS: state-of-the-art solutions in partnership with the best specialists.

MICHELIN MAPS AND GUIDES, ViaMichelin **SERVICES AND DIGITAL** mobility enabling products.

MICHELIN LIFESTYLE PRODUCTS, in partnership with licensees: automotive and cycle accessories, equipment for work, sport and leisure, and collectibles.

69 production sites in 19 countries

Net sales: EUR 16.4 bn

A STRONG BRAND PORTFOLIO

Michelin's two world-class brands – Michelin and BFGoodrich –, strong regional brands – Uniroyal in North America, Kleber in Europe, Warrior in China –, leading national brands and well-positioned private brands cover all market segments.

A Global Footprint


Russia
United Kingdom
France
Spain
Germany
Poland
Hungary
Romania
Italy

Europe

72,113 EMPLOYEES*

Western Europe
14 Passenger Car and Light Truck tire plants
13 Truck tire plants
9 Specialty tire plants

Eastern Europe
4 Passenger Car and Light Truck tire plants
3 Truck tire plants
3 Specialty tire plants

Extensions – reorganizations

From 2007 in France: Specialization of the Cholet and Bourges Plants

In 2007 in Poland: +3.5 million annual Passenger car and Light Truck tire capacity

North America

22,078 EMPLOYEES*

11 Passenger Car and Light Truck tire plants
4 Truck tire plants
3 Specialty tire plants

Extensions – reorganizations

In 2008 in Canada:
+200,000 annual Truck tire capacity

In 2010 in the United States:
+50% Earthmover tire annual capacity


Canada
United States
Mexico

Michelin: 100 years of international operations



- **1889** "Michelin and Cie" founded in Clermont-Ferrand (France).
- **1905** Michelin Tyre Co. Ltd set up in London.
- **1906** Michelin builds its first plant abroad at Turin (Italy).
- **1907** Michelin crosses the Atlantic and builds a factory in the US, New Jersey (closed in 1931).
- **1927** 1st UK-based factory opened.
- **1931** 1st Germany-based factory opened.
- **1934** 1st Spain-based factory opened.
- **1962-1963** Michelin settles in Africa, in Nigeria in 1962 and then in Algeria in 1963.
- **1971** 1st Canada-based plant opened.


China
Japan
Thailand

Asia

13,155 EMPLOYEES*

5 Passenger Car and Light Truck tire plants
3 Truck tire plants
3 Specialty tire plants

Extensions – reorganizations
In 2010 in China:
+1.4 million annual Passenger car and Light Truck tire capacity
+200,000 annual Truck tire capacity

In 2010 in Thailand:
+1.8 million annual Passenger car and Light Truck tire capacity
+200,000 annual Truck tire capacity

South America

5,934 EMPLOYEES*

2 Passenger Car and Light Truck tire plants
3 Truck tire plants

Extensions – reorganizations
New plant in Brazil in 2007 (target capacity: 40,000 metric tons of Earthmover tires / year)

In 2007 in Brazil:
+600,000 annual Truck tire capacity


Colombia
Brazil


Algeria
Nigeria

Africa and the Middle-East

2,475 EMPLOYEES*

1 Passenger Car and Light Truck tire plant
2 Truck tire plants

Extensions – reorganizations
In 2007 in Nigeria:
End of tire production

* *Full time equivalent staff as at December 31, 2006.*

1975 Michelin returns to the USA and builds a factory in Greenville (South Carolina).

1981 Michelin settles in Brazil where it builds 2 plants, sets up a plantation in Mato-Grosso and acquires one in Bahia.

1988 Michelin arrives in Asia: first in Thailand through the Michelin Siam Tyre Company partnership and then in Japan through the Michelin-Okamoto joint venture.

1990 Michelin absorbs Uniroyal-Goodrich Tire Company in the United States.

1995 Michelin absorbs the Polish tire manufacturer Stomil-Olsztyn.

1996 Michelin absorbs Taurus in Hungary. 1st Michelin plant opened in China.

1998 Michelin absorbs the Columbian firm, Icollantas.

2001 Michelin sets up the Shanghai Michelin Warrior Tire JV to strengthen its presence in China and acquires 2 plants in Romania.

2004 1st Russia-based factory opened.



Michel Rollier's **Message**



We are poised to attain our ambitious goals.

Dear Sir, Madam,
dear Shareholder,

In 2006, Michelin has experienced further massive raw materials, energy and logistics external cost inflation. We were able to offset a significant portion of this unprecedented hike (more than EUR 800 million) through selling price increases and further product and service offering enrichment combined with good control of our marketing, administrative and research expenses. Michelin thus remained one of the most profitable tire manufacturers, with an operating margin at 8.2%, which lost a mere 0.6 point versus 2005. This is a feat for which all Michelin teams deserve to be congratulated.

North American tire replacement markets were adversely affected by high fuel prices. Against this background, the growth of our worldwide sales, up 5.1%, is a positive achievement although we had forecasted higher sales volume growth.
The economic performance of our Truck operations was hit by high natural rubber price inflation although we were able to strengthen our positions on all replacement markets worldwide. Turning to the Passenger car and Light truck operations, in spite of the Group's richer product offering, particularly for the Michelin brand, global sales volumes were stable. Our Specialty operations, which have a high technological content and have posted strong improvements over the last three years, have become the Group's most profitable. The very good performance of the Earthmover tire Product Line deserves special mention.
2006 came as a confirmation of the pertinence of our strategy based on differentiation and partnership with our professional customers; Michelin innovated further by introducing the first Truck tires derived from the "Michelin Durable Technologies" breakthrough. The Group again confirmed its focus on very low rolling resistance tires, a key factor in reducing vehicle fuel consumption and, therefore, CO_2 emissions.

This year, once again, the Group made substantial EUR 1.4 billion investments. This is consistent with our goal of improving the productivity of our industrial base in the more developed countries and of stepping up our expansion in the high-growth regions. Michelin is clearly doing what is necessary to increase its competitiveness and deal effectively with stiffer competition worldwide.

2006 also saw the launch of Michelin's *Horizon 2006 / 2010* strategic plan developed with Mr. Edouard Michelin and shared by all our teams under the name *Horizon 2010*. The plan is geared to making Michelin a leader capable of generating profits over the long term. We are faced with challenging ambitions of both growth and continuous improved economic performance.
More than ever before, our teams are mobilized to achieve productivity gains. Our target is to bridge by 2010 the competitive gaps that exist in some segments that are important for our future.
And the projects that are already under way give me confidence that we are poised to attain our ambitious goals; the Group's growth in Asia will be key, along with our ability to enhance industrial performance at our plants and achieve our cost reduction programs. The Michelin Manufacturing Way program which is aimed at boosting and harmonizing progress at our plants as well as projects to reduce our purchasing costs and streamline structural costs are rolled out. Their results are promising and in line with our expectations.

I would like to thank all of the Michelin teams for their ability to pursue ambitious goals while achieving a further significant reduction in the number and seriousness of accidents at the workplace, and achieving progress in all the fields of Performance and Responsibility.

2007 should see a stabilization of raw material prices and we will further gear up our strategy; a tangible outcome will be our ability to generate increasing cash flow. Michelin's net sales and operating income should post a tangible increase compared to 2006.

I wish to ensure Michelin's management has all the solidity it needs to successfully address the challenges that lie ahead and conduct a lasting, wide-ranging action worldwide, close to the field. With the approval of the Supervisory Board, I will recommend to the next Annual Shareholders Meeting the appointment of two new Managing Partners: Didier Miraton and Jean-Dominique Senard – as part of governance rules which both introduce more flexible conditions of access to the Group's top executive positions and which ensure the long-term tenure of its Management Partnership.

Fully confident in the Group's future prospects, I will also submit for approval an EUR 1.45 dividend pay out per share, up 7.4% on last year's, at the Annual Shareholders Meeting.

Thank you for your support.



Michel Rollier

Edouard Michelin
1963-2006

We were all deeply affected by the sudden death of Edouard Michelin. You know just how much his dynamism and vision enabled our company to move forward, and continue to develop.
He was close to the men and women of our company and had endeared himself to them all, winning their enthusiastic commitment.
We loved his warmth, his curiosity, the way he was determined to embody all the values that made Michelin what it is.
He was confident in our ability to rise to the ambitious challenges facing the Group.

The entire Michelin staff and management team will dedicate themselves wholeheartedly to prove that he was right.



Management

Michelin is led by Mr. Michel Rollier, Managing Partner.
He is assisted by the Group's Executive Council (CEG).
The CEG comprises ten members drawn from among the heads of the Group Services, the Product Lines, the Technology Center and the Geographic Zones.



❶



❻



❺ ❾

The Managing Partner

❶ **Michel Rollier**
- Born in 1944
- Paris IEP Graduate, earned a Master's degree from the Paris Law faculty
- Joined Michelin Group in 1996
- Headed Michelin's Legal and financial Affairs Department
- Group CFO
- Managing Partner since May 20, 2005
- 17,853 shares held

The Group Executive Council

❷ **Michel Caron**
Quality & Organization
Maps and Guides, ViaMichelin,
Supply chain, IT Systems

❸ **Thierry Coudurier**
Passenger Car and Light Truck
China
Competition

❹ **Hervé Coyco**
Asia Pacific



2 4 10 3 11 7 8

5 Eric de Cromières
Europe
Euromaster
Marketing and Sales Performance Department

6 Jim Micali
North America
TCI

7 Didier Miraton
Technology Center
Industrial Performance Department

8 Jean Moreau
Personnel
Environment and Prevention

9 Pete Selleck
Truck
Africa/Middle-East

10 Jean-Dominique Senard
Financial Affairs Department
Legal Affairs Department

11 Bernard Vasdeboncœur
Specialty Product Lines
Agricultural, Aircraft, Two Wheel, Earthmover
Components
South America
Purchasing

Secretary of the Group Executive Council
Patrick Oliva
Michelin Performance and Responsibility Approach
Michelin Lifestyle

Audit and Communication departments report directly to the Managing Partner



1 5 2 6 4

The Supervisory Board

1 Eric Bourdais de Charbonnière
Born in 1939 – French national

Non-independent Member
Chairman of the Supervisory Board
Member of the Audit Committee
1,074 shares held

After 25 years with JP Morgan and serving as the bank's CEO for France, Eric Bourdais de Charbonnière acted as Michelin's CFO from 1990 to 1999, when he left the Group. He has been chairing Michelin's Supervisory Board since 2000.

Other mandates and functions:
Director and Chairman of the Audit Committee: Thomson SA
Member of the Supervisory Board: Oddo et Cie, ING Group

2 Pat Cox
Born in 1952 – Irish national

Independent Member
250 shares held

Professor of Economics at the Dublin Institute of Public Administration, Pat Cox is Member of the Irish Parliament and of the European Parliament and acted as Chairman of the European Parliament from January 2002 to June 2004.

Other mandates and functions:
Chief Executive Officer of European Integration Solutions LLc
Chairman of International Movement, headquarters
Chairman of European Movement
Director of Trustees of the Crisis Group,
Director of Trustees Friends of Europe,
Europalia's General Commissioner,
Director of UCD Michael Smurfit Graduate School of Business

3 François Grappotte
Born in 1936 – French national

Independent Member
Chairman of the Audit Committee
1,000 shares held

After acting for twenty years as Groupe Legrand's CEO, François Grappotte became its non-executive Chairman in 2004 before becoming its Honorary Chairman on 17 March 2006.

Other mandates and functions:
Honorary Chairman: Legrand
Director: Legrand, Legrand France, BNP Paribas, Valeo
Member of Conseil consultatif de la Banque de France
Member of F.I.E.E.C.'s Office
Member of Gimélec's Office
Member of Promotelec's Council



7 3

4 Pierre Michelin
Born in 1949 – French national

Independent Member
Member of the Audit Committee
1,481 shares held

After joining Philips' IT department, Pierre Michelin became head of a Groupe Bull division. Since 2003, he has been teaching IS technology at the Reims Management School (RMS).

5 Laurence Parisot
Born in 1959 – French national

Independent Member
500 shares held

Laurence Parisot headed the Louis Harris France survey Institute (1986) and joined Institut Français de l'Opinion Publique (IFOP) in 1990 in her capacity as CEO and acted as Chairwoman of Optimum until March 2006.
She was also appointed chairwoman of France's employer's association (MEDEF) in July 2005.

Other mandates and functions:
Chairwoman: Medef
Chairwoman: Ifop
Director: Coface
Director: BNP Paribas, Havas (until June 2006)
Member of the Supervisory Board: Euro Disney SCA (until January 2006)

6 Benoit Potier
Born in 1957 – French national

Independent Member
2,359 shares held

Benoît Potier joined L'Air Liquide SA 25 years ago, and was appointed CEO in 1997 and Chairman of the Directoire (Executive Board) in November 2001, before being appointed Chief Executive Officer in May 2006.

Other mandates and functions:
CEO: Air Liquide, Air Liquide International, American Air Liquide Inc, Air Liquide International Corporation
Chairman: American Air Liquide Holdings Inc
Director of Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO) until March 2006
Director: Air Liquide Italia Srl., AL Air Liquide España
Director of Groupe Danone and Chairman of its Audit Committee
Member of the Board of directors: Ecole Centrale des Arts & Manufactures
Insead France Board Member

7 Edouard de Royère
Born in 1932 – French national.

Independent Member
Member of the Audit Committee
1,980 shares held

A member of l'Air Liquide since 1966, Edouard de Royère became the Group's CEO in 1982 before being appointed Chairman in 1985, a position he held until 1995.

Other mandates and functions:
Member of the Supervisory Board: Air Liquide SA
Censeur: Fimalac
Honorary Chairman of Association Nationale des Sociétés par Actions (ANSA)

The Statutory Auditors

Statutory

PricewaterhouseCoopers Audit
Represented by **Dominique Paul,** Partner, until the Joint Shareholders Meeting of May 12, 2006 and by **Christian Marcellin,** Partner, since that date

Corevise
Represented by **Stéphane Marie,** Partner

Substitutes

Pierre Coll, Partner of PricewaterhouseCoopers Audit
Jacques Zaks, Partner of Corevise



Economic Variables[1]

The sharp increase in external costs[2] translated into an additional burden of EUR 824 million for the Group or the equivalent of 5 operating margin points.
In this highly demanding environment, the resilience of Michelin's results reflects the efficiency of its strategy.
The Group was able to offset a significant portion of this additional burden through adequately absorbed price increases, healthy growth of higher value-added product sales, further productivity gains and stringent cost control.

(1) Changes in tire markets are reviewed on page 42.
(2) Raw material, energy and logistics.

CHANGES IN EURO/US DOLLAR EXCHANGE RATES
Average exchange rate over the period

40% of Michelin's sales are made in the dollar zone and close to 2/3rd of its raw material purchases are US dollar- (or US dollar-correlated currency) denominations.


2002
0.95
2003
1.13
2004
1.24
2005
1.25
2006
1.26

CHANGE IN RAW MATERIAL PRICES
Natural rubber *(USD cents/kg)*


300
250
200
150
100
50
0
2002
2003
2004
2005
2006

• RSS3
TSR20

Natural rubber accounts for one-third of Michelin's raw material purchases in value terms while carbon black and raw materials used to manufacture synthetic rubber account for 40% of its raw material purchases.
In euros, the Group's raw material purchase prices rose +51% in the 2003 – 2006 period, which cost an additional EUR 1.9 billion.

Michelin 2006 Key figures

Sales were up 5.1% due to a very favorable price mix, up + 4.7%.
For the fourth year in a row, however, Michelin had to cope with very high raw material, energy and transportation cost inflation that added an extra EUR 824 million to its cost burden.
In spite of a sales volumes decline in certain markets, especially North America, the Group's disciplined price policy and productivity drives have enabled it to preserve a high 8.2% level of operating margin*.
Net income amounted to EUR 573 million, down 35.5%, due to large non-recurring charges in connection with restructuring and spin off operations.
Strict management of working capital requirements helped the Group post a EUR 85 million improvement of free cash flow while fully maintaining its EUR 1,414 million (gross) investment program.
At 89%, the gearing ratio remained stable compared to January 1, 2006.

* *Operating margin before non-recurring items.*

NET SALES +5.1%
In EUR million

2002*	15,645
2003*	15,370
2004	15,048
2005	15,590
2006	16,384

* *FYs 2002 and 2003 are French GAAP compliant.*

Brent *(US $/barrel)*


80
70
60
50
40
30
20
10
0
2002
2003
2004
2005
2006

Butadiene*


Cents $
€
60
50
40
30
20
10
0
1,000
800
600
400
200
0
2002
2003
2004
2005
2006

• Butadiene US Gulf *(US $ cents/barrel)*
Butadiene Europe *(€/t)*

Styrene*


Cents $
€
80
70
60
50
40
30
0
1,200
1,000
800
600
400
0
2002
2003
2004
2005
2006

• Styrene US Gulf *(US $ cents/barrel)*
Styrene Europe *(€/t)*

* *Oil by-products used in the manufacture of synthetic rubber.*

2006 Facts and Figures



2006 NET SALES BY REGION
In EUR million, change in %

8,017	+ 4.6%	Europe
5,738	+ 3.6%	North America including Mexico
2,629	+ 10.1%	South America, Asia Pacific, Africa and the Middle-East





2006 NET SALES BY BUSINESS SEGMENT
In EUR million, change in %

8,991	+ 4.3%	Passenger car/Light truck & related distribution
5,418	+ 6.8%	Truck & related distribution
1,975	+ 4.1%	Specialty businesses



2006 OPERATING INCOME [(1)] BY BUSINESS SEGMENT
In EUR million, change in %

736	- 5.9%	Passenger car/Light truck & related distribution
357	- 20.8%	Truck & related distribution
245	+ 81.5%	Specialty businesses

(1) Before non-recurring items.

2006 OPERATING MARGIN [(1)] BY BUSINESS SEGMENT
In % of sales, change in pts

8.2%	- 0.9 pt	Passenger car/Light truck & related distribution
6.6%	- 2.3 pts	Truck & related distribution
12.4%	+ 5.3 pts	Specialty businesses

* FYs 2002 and 2003 are French GAAP compliant.

OPERATING INCOME [1] - 2.2%
In EUR million
OPERATING MARGIN [1]
In %

	Operating income	Operating margin
2002*	1,225	7.8%
2003*	1,143	7.4%
2004	1,303	8.7%
2005	1,368	8.8%
2006	1,338	8.2%

(1) Before non-recurring items.

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS - 35.7%
In EUR million

2002*	581
2003*	318
2004	645
2005	889
2006	572

CASH FLOW FROM OPERATING ACTIVITIES + 15.5%
In EUR million

2002*	1,534
2003*	1,542
2004	1,322
2005	1,031
2006	1,191

GROSS PURCHASES OF TANGIBLE AND INTANGIBLE ASSETS + 5.8%
In EUR million

2002*	967
2003*	1,118
2004	1,107
2005	1,336
2006	1,414

FREE CASH FLOW [2] + EUR 85 million improvement
In EUR million

2002*	637
2003*	299
2004	266
2005	- 124
2006	- 39

(2) Free Cash flow = Cash flows from operating activities – cash flows from financing activities.

GEARING

2002*	85%
2003*	78%
2004	90%
2005	90%
2006	89%

The Michelin Share

The Michelin Share is listed on the Euronext Paris index
- Eurolist Compartment A
- Deferred Settlement Market
- ISIN Code: FR 0000121261
- Par value: EUR 2
- Transaction unit: 1

Market Capitalization
EUR 10.41 bn as at December 31, 2006

Average yearly trading volume
1,191,679 in 2006

Indices
Michelin features in two important Stock Exchange performance indices:
- CAC 40: 0.99% of the index
- Euronext 100: 0.47% of the index

Michelin is also part of the main ethical indices:
- DJSI (Dow Jones Sustainability Index) Stoxx for Europe and DJSI World
- ESI (Ethibel Sustainability Index)
- ASPI (Advanced Sustainability Index)

STOCK MARKET DATA

Share price (in EUR)	2006	2005	2004	2003	2002
Highest	73.30	56.20	47.80	38.11	45.05
Lowest	43.21	43.75	34.82	25.02	24.50
Highest/lowest ratio	1.70	1.28	1.37	1.52	1.84
Last quotation	72.50	47.48	47.19	36.38	32.86
Change over the year	+ 52.7%	+ 0.6%	+ 29.7%	+ 10.7%	- 11.3%
CAC 40 index change over the year	*+ 18%*	*+ 23%*	*+ 7%*	*+ 16%*	*- 34%*
Market capitalization as at December 31 (EUR billion)	10.41	6.81	6.77	5.22	4.66
Average yearly trading volume	1,191,679	842,053	742,311	797,844	760,143
Average number of shares making up the capital	143,390,450	143,387,025	143,250,487	141,488,047	133,430,884
Number of shares traded over the year	303,878,126	216,407,691	192,258,470	203,450,155	193,836,344
Share turnover rate	212%	**151%**	**134%**	**144%**	**145%**



MICHELIN SHARE PERFORMANCE FROM 2002 TO 2006
(As at December 31, 2006, base 100: December 31, 2001)
• Michelin
CAC 40
○ Monthly volumes traded
200
150
100
50
0
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
2002
2003
2004
2005
2006

DATA PER SHARE

In EUR except for ratios	2006*	2005*	2004*	2004	2003	2002
Net assets	32.6	31.5	24.2	32.1	30.2	30.5
Basic Earnings	3.95	6.13	4.46	3.59	2.23	4.28
Diluted Earnings[1]	3.94	6.12	4.46	3.59	2.23	4.28
PER	**18.4**	**7.7**	**10.6**	**13.1**	**16.3**	**7.7**
Dividend pay-out[2]	1.45	1.35	1.25	1.25	0.93	0.93
Pay-out rate[2]	36.7%**	22.0%	28.0%	34.8%	41.7%	21.7%
Dividend yield[3]	2.0%	2.8%	2.6%	2.6%	2.6%	2.8%

** IFRS.*
*** Excluding non recurring expenses, the pay-out ratio would have been 26.5%*
(1) Earnings per share adjusted for the effect on net income and the weighted average number of shares of exercise of outstanding dilutive instruments.
(2) 2006 dividend subject to approval by the Annual Shareholders Meeting of May 11, 2007.
(3) Based on rate as at December 31.

Group capital and Shareholding

As at December 31, 2006

- Group equity: EUR 287,304,636
- Number of shares: 143,652,318
- Total number of voting rights: 185,376,936

CHANGE IN THE NUMBER OF SHAREHOLDERS

As at December 31

2006	2005	2004	2003	2002
157,445	193,455	191,531	227,762	199,703

NET DIVIDEND PER SHARE

In euros

2006*	2005	2004	2003	2002
1.45	1.35	1.25	0.93	0.93

** Subject to the approval of the Annual Shareholders' Meeting on May 11, 2007.*



BREAKDOWN OF CAPITAL

As at December 31, 2006

- 2.0% Employee Shareholder Plan
- 12.5% Individual Shareholders
- 23.2% French Institutional Investors
- 62.3% Foreign Institutional Investors

(of which Capital Research and Management Company: 14,426,857 shares as at July 4, 2006).



BREAKDOWN OF VOTING RIGHTS

As at December 31, 2006

- 2.3% Employee Shareholder Plan
- 18.2% Individual Shareholders
- 24.3% French Institutional Investors
- 55.2% Foreign Institutional Investors

(of which Capital Research and Management Company: 14,426,857 voting rights as at July 4, 2006).

Double voting rights are attached to shares held for more than 4 years.



The Waterville (Canada) plant.



Michelin's Mexico head offices at Queretaro.

GROWTH & COMPETITIVE EDGE

North America: Selective Capacity Development

• In Canada, the Group is raising its steel cord production capacity and will double Michelin X One Truck tire capacity in North America by adding it to the production of its Waterville plant by 2007.

• In the United States, Michelin has doubled capacity at the Covington tread pressing facility. The Group will complete a project to add almost 50% to its Lexington's Earthmover tire capacity. It is investing to achieve a 20% productivity gain at the Greenville plant which is dedicated to Passenger Car and Light Truck tires.

• In Mexico, the Group has launched production of Michelin-branded tires at Queretaro and is building new Truck tire tread pressing facility serving Mexico and the entire North American market.

BFGoodrich's Kitchener plant was closed and its mass market tire production transferred to three US sites. BFGoodrich's Opelika factory also announced a 30% to 40% downsizing of the workforce.

Europe: Production Means Optimization

• In France, Michelin is poised to specialize its Cholet and Bourges sites, the former in Light Truck tire production and the latter in Radial Aircraft tire production. EUR 40 million will be invested to increase their respective capacity and productivity.

• The Group is investing EUR 400 million over 4 years in France, Spain and Germany to produce more than 4 million truck tires architectured around the "Michelin Durable Technologies" and a further EUR 100 million in Poland's Olsztyn site where an EUR 250 million investment program is already under way.

• To optimize logistical flows, Michelin will locate a major logistics center near Valenciennes (France) to serve all of continental Europe.



Shenyang's (China) Passenger car and Light truck facilities.



Collecting latex in a rubber tree plantation.

Asia: Ramp up of Michelin Production

• In China, the Group has been ramping up Michelin Passenger Car and Truck and Bus tire production by 41%. It will continue the ramp up in 2007.

Africa: Optimization of Nigerian assets

• Michelin has contributed its Nigerian plantations to SIPH (Société Internationale des Plantations d'Hévéas) in exchange for an approximately 20% ownership of SIPH. Michelin already provided technical assistance services to SIPH's rubber plantations in Ghana and the Ivory Coast, which will continue.

• On January 18, 2007, Michelin announced its decision to end tire production at its Nigeria-based Port-Harcourt factory.
Sales operations and those in connection with the Nigerian plantations will be retained.

FINANCE

Across the Board Tire Price Increases
In order to offset the continued rise in raw material prices, Michelin increased its prices across its product ranges and markets.

Transfer of Michelin's Remaining Stake in Peugeot SA
The EUR 139 million transaction involved 1.20% of Peugeot SA's equity. The net capital gain after tax amounted to EUR 105 million.

North America: A New Three-Year Agreement
Michelin successfully renegotiated a 3-year agreement with the USW trade union. The terms are expected to enhance the American plants' competitive position.

Highlights

SUSTAINABLE DEVELOPMENT

Mobility and the Environment
At the Geneva and Paris Auto Shows Michelin focused its communication on the importance of tires and proper air pressure, not only as key factors in improving road safety but also in lowering fuel consumption.

Commitment Recognized
For the 3rd year in a row, specialist rating agency SAM (Sustainability Asset Management) listed Michelin in both of its indices: DJSI Stoxx (for Europe) and DJSI World.

COMMUNICATION

The Michelin Man Returns to Center Stage
2006 saw the return of the Michelin Man to the center of Michelin's communication campaigns worldwide. The Group's spokesman, he explains the individual and collective benefits of Michelin tires and services and their contribution to safer mobility, that is more cost-efficient and respectful of the environment.

The Michelin Man on Tour
Since 1898, when he was first created, the Michelin Man overcomes obstacles, advises and wins friends. Elected Best Icon of all time in 2000 by an international panel selected by The Financial Times, he now begins his first World Tour. The Nunc Est Bibendum Exhibition was held in 2006 in ten of Spain's largest cities. In 2007 it will move further afield.



The *L'Usine Nouvelle* Magazine awarded Michelin Durable Technologies its **Engineers of the Year** prize for Innovation.



Michel Rollier, during the Shareholders meeting held in Paris on October 18, 2006.



Since 2006, the **Michelin Man** has returned to the forefront of Michelin's advertising campaigns.

PRIZES AND AWARDS

Racing: World Titles in all Disciplines

• Michelin garnered World Championship titles in all the major series it embraced: Formula 1 with Renault F1 Team and Fernando Alonso, MotoGP with Repsol Honda Team and Nicky Hayden,
The 24 Hours of Le Mans with Audi, the American Le Mans Series, the Le Mans series and All-terrain bicycling, to name but a few.

• Michelin's other flagship brand, BFGoodrich, for its part, won the WRC-Rally world championship, the Paris-Dakar race and the FIA Cross-Country World Cup.

Customer Satisfaction: Further Awards

In 2006, J.D.Power and Associates gave Michelin Original Equipment tires top marks in 3 categories for technology, quality and performance in the United States. This brings to 75 the total number of Michelin's "J.D. Power Awards" worldwide.

Michelin's Website Rewarded by Boursoscan

In 2006, Michelin's website came in second in the "Financial Communication" category.

Michelin's Shareholder Services Department Rewarded

Michelin was awarded Journal des Finances' 3rd prize based on the results of its annual survey of CAC 40 index companies on shareholder service.



Fernando Alonso and Michelin: Formula 1 World Champions.



Shareholders Meeting of May 12, 2006: Retirement of René Zingraff

The retirement of René Zingraff was emotionally charged after a forty- year career with Michelin, of which twenty years was in his capacity as a Joint Managing Partner.

Michelin Group, its Industry and Strategy

2

(1) For a detailed presentation of the Group's markets and competitive positioning, please refer to the 2007 edition of Michelin's Factbook, available from www.michelin.com/corporate.







20% is the expected productivity gain from systematic implementation of best practices through Michelin Manufacturing Way (MMW), a management tool shared by all Group plants. Michelin's objective is to complete MMW deployment at all Group plants by 2010.

20%

The World Tire Industry and Michelin's Markets

The Sustainable Mobility Challenge: Opportunities for Growth and Differentiation

750 million cars today, more than 1.3 billion in 2030: economic growth and its resulting mobility are more challenging than ever. Environmental preservation has become a global concern.
Safety, longevity, fuel efficiency and lower pollutant emissions: each year, Michelin brings new and better solutions to meet these increasingly pressing requirements.
Its innovative capacity means that the Group is well positioned to transform the sustainable mobility challenge into profitable growth opportunities for the benefit of its customers, shareholders and society as a whole.

A Large Market and a Concentrated Industry

North America, Europe and Asia account for an even share of the USD 100 billion world tire market[1]: with passenger cars and light trucks accounting for half and trucks and buses for one fourth[2]. In terms of units sold, the market amounted to 1.1 billion passenger car and light truck tires and 150 million truck and bus tires. The tire industry is highly concentrated with the three largest manufacturers, who occupy all markets and segments, accounting for close to 55% of world sales[1].

Replacement accounts for 75% of tire sales

Since it chiefly is a replacement market, the tire market is less cyclical than the automotive sector. Michelin makes more than 70% of its sales to replacement markets, which are growing by 2% to 3% a year.

Robust Prospects over the Long Term

The mobility of goods and people is closely related to economic development. Some 500 million light vehicles should be added to the global automotive fleet which is slated to reach 1.3 billion units by 2030. By then, the distance driven in cars should have increased 65%, and as much as 85% in the case of road freight[3].

A Market Undergoing Far-Reaching Change

With emerging countries experiencing vigorous growth, the volume increase in tire demand should be fairly evenly distributed between industrial and developing countries. Moreover, growing environmental concerns across the globe and the trend in favor of top-of-the-line vehicles is generating value-added opportunities for tire makers. These include driver expectations for more safety and comfort and commercial trucking fleet expectations for increased returns and reliability.

(1) Source: Tire Business, August 2006.
(2) Source: Michelin.
(3) Source: International Energy Agency, Michelin estimates.



NUMBER OF PASSENGER CARS PER 1,000 INHABITANTS

	2006	2011 Forecast
• Western Europe	507	532
• Eastern Europe	186	217
• Brazil	102	116
• China	12	23
• India	8	12

Source: Global Insight World Car Industry Forecast Report – September 2006.

Brazil, Russia, India, China: Expanding into the Growth Markets of the Future

6.6 million passenger cars sold in China, 2 million sold in Russia, 1.8 million in Brazil, 1.4 million in India[(1)]: in these and many other countries, across Eastern Europe, South America and Asia, annual passenger car tire volume sales should top 7% over the next five years. Truck and bus radial tires also offer a significant growth potential: in China, which accounts for 1/5th of the world's market and is by far the most dynamic, more than half of the truck tire market has yet to switch to radial architecture.

Michelin is actively building its positions in all of these large, high-growth markets. In Poland, Russia, Thailand, China and Brazil, Michelin is expanding its production capacity and distribution networks, setting up retread shops and launching new driver assistance services.

(1) Estimated 2006 passenger car market - Source: Global Insight World Car Industry Forecast Report - September 2006.


ESTIMATED GLOBAL GROWTH
IN NUMBER OF CARS
In billions of light vehicles
2005
0.75
2030
1.3
2050
2
Source WBCSD – Mobility Report 2030





BREAKDOWN OF 2005 WORLD MARKETS BY MANUFACTURER
(in value)

- 18.2% Bridgestone
- 17.7% Michelin
- 17.3% Goodyear
- 28.8% Average-sized players
- 18.0% Local players

Tire Business – August 2006.



GLOBAL 2005 REGIONAL TIRE MARKET BREAKDOWN
(metric ton equivalent)

- 32.2% North America
- 25.2% Europe
- 11.3% China
- 7.1% Japan
- 10.0% Other Asian countries
- 8.0% Africa & the Middle-East
- 6.2% South America

LMC 2006 & Michelin estimates.



2006 TIRE MARKET BREAKDOWN BY PRODUCT CATEGORY
(in value)

- 61.0% Passenger Car and Light Truck
- 27.0% Truck
- 5.5% Earthmover
- 4.0% Two-Wheel
- 2.0% Agricultural
- 0.5% Aircraft

Michelin Estimates.

Passenger Car and Light Truck Tires

Passenger car and Light truck tires account for more than 60% of global sales and 1.1 billion units, 72% of which are replacement tires.
This market should grow 2.7% each year on average over the next 10 years, though at a different pace depending on the region: an estimated 1.5% on average in North America, 2.4% in Europe and 4.2% in Asia. Overall, this will amount to an additional 300 million tires over the next 10 years[1].

Simultaneously, market worth is being driven by larger or higher-performance tires. The High Performance[2], Recreational[3] and Winter segments now account for 410 million tires or 40% of the global tire market.

(1) Source: Michelin Estimates.
(2) V- speed rated and above Passenger car tires.
(3) Tires for SUV, 4wd and Crossover vehicles.

17-inch or larger tires already account for 11% of the total market and experience fast growth which should enable them to account for more than 20% of the market within 10 years. Winter tires are expected to grow more than 50% to 150 million units in 2016 and the High Performance segment is slated to post almost 100% growth to 270 million tires over the period. Generally speaking, unit selling prices for such products are double that of lower range products.

More than 70% of world tire replacement sales are made by specialized dealers, although the situation varies from country to country. In Europe, tire dealers only account for 50% of the volume, while car dealers, who play a limited role on the replacement market elsewhere, account for more than 20% of the market. Most large tire manufacturers have their own sales networks or rely on brand name partnerships with specialized independent retailers. These networks enable them to keep up with driver expectations and watch competing offerings while controlling part of their product distribution.

Truck and Bus Tires

Truck and Bus tires account for one fourth of world tire sales and some 150 million units. A mere 55% are radial tires. 85% are sold as replacement tires. Truck and bus tires post 1 to 2% annual growth, a trend which is more chaotic than passenger car tire sales, as road transportation trends are highly correlated to economic trends.

Truck tires are capital goods. They account for upwards of 3% of transportation fleet operating costs. Rolling resistance also has a major impact: it can account for up to 30% of fuel consumption, which in turn accounts for 20% of long haul fleet costs.
In developed countries, truck tire distribution mainly involves specialized dealers and direct sales to large fleets. Trends in this sector are for "truck-side maintenance" aimed at reducing downtime.

ESTIMATED 2006-2016 WORLD TRENDS FOR PASSENGER CAR AND LIGHT TRUCK TIRE MARKETS
In millions of tires


2006
1,081
2016
1,416

Original Equipment + **2%/year**
- Replacement + **3%/year**

Michelin Estimates.



ESTIMATED 2006-2011 WORLD TRENDS FOR RADIAL TRUCK AND BUS TIRE MARKETS
In millions of radial tires


2006
90
2011
108

Original Equipment + **3%/year**
- Replacement + **4%/year**

Michelin Estimates.

The larger fleets manage their tire resources professionally and their original equipment procurement policies, as in replacement, are brand-orientated: OEMs will mount their brand of choice. Solutions that combine products and services also effectively enhance a competitive edge as they substantially improve vehicle mobility and uptime. For long haul fleets, therefore, tire usage cost per mile is key. As a result, in North America and South America, the retread and new tire markets are similar in terms of volume.

Specialty Tire Markets

The Specialty tire markets account for a little over 10% of world sales. Two-wheel tires are consumer goods while agricultural, earthmover and aircraft tires are genuine capital goods. All are highly sophisticated products which are constantly being refreshed.

Driven by growing international trade, strong raw material demand and infrastructure development, the handling equipment market offers bright prospects, as does the large earthmover tire market, in particular those used in mining operations. Opportunities to equip high-powered agricultural machinery, extra-large or highly compact equipment, and, more generally, radial tire applications are also substantial.

The radial aircraft tire market is fast moving to radial technology as new generation aircraft replace older ones.

Turning to motorcycle tires, the sports performance segment is most buoyant in Western Europe, while the large road motorcycles still prevail in North America. Across all emerging markets, smaller motorcycles, which are the most popular form of transportation, continue to post strong growth.

WORLD EARTHMOVER TIRE MARKET
In thousands of tonnes

2006	1,282
2007	1,331
2011	1,650

** Data not comparable with Michelin's Annual Report 2005 owing to scope variation.*

THE AIRCRAFT MARKET TURNS TO RADIAL
% share of radial tires in total market worth

2005	25%
2011	33%

AGRICULTURAL TIRE MARKET RADIALIZATION
% share of radial tires

	2004	2010
• Europe	56%	69%
• North America	26%	32%
• Rest of the world	7%	9%

THE WORLD MOTORCYCLE TIRE MARKET
In millions of tires

2006	254
2011	401

Michelin Estimates.



Reputation for excellence and quality: Michelin No.1

Michelin is a world-class brand as measured by a brand awareness of over 90% in Europe, North America, Brazil, Japan and China. Its key attributes: technological edge and quality.

Among its measures to leverage this exceptional asset, Michelin is developing a multi-national brand-extension product program. The model is based on exclusive development partnerships and the complementary nature of its products with those of its partners. Safety, Reliability, High-performance: these products encapsulate the Michelin brand fundamentals and meet its stringent quality criteria. The Group aims at benchmark excellence on all targeted markets.

The **Guides** market is characterized by increasing competition and the number of players has grown in recent years.
Major technological changes are reshaping the **Maps and Atlases** segment: with the advent of digital devices such as GPS and web-based route calculation, printed product use is evolving, accompanied by a drop in volumes sold and a probable consolidation of cartographers in Europe and in North America.

Travel-enabling digital services and equipment enjoy strong potential among the general public and professionals alike. Among households, for example, portable navigation is increasingly popular, with an estimated market upwards of 6 million units sold in 2006[1].

In Europe, Michelin serves these markets through its ViaMichelin subsidiary, which offers a complete range of mobility-enabling products and services to all consumers.

The brand-extension product market is worth some USD 115 billion. While leisure and sports industries represent the bulk of the market, large industries account for a significant 25% of it[2]. Among them, Michelin, through its Michelin Lifestyle operations arrives in 6th position.

(1) Source GFK 2006.
(2) Licence Magazine.



Strategy

Accelerate growth, Achieve productivity gains and Reduce costs



Michelin has established 5 key objectives for 2010:
- **Annual volume growth upwards of 3.5%, stronger on the higher-added value segments**
- **Operating margin above 10%**
- **Inventory capped at 16% of net sales**
- **Return on capital employed of at least 10%**
- **Significantly positive and recurring free cash flow.**

To achieve its objectives in an ever more demanding environment, Michelin is accelerating the implementation of its strategy in three fields:
- differentiation through innovation and expansion in emerging countries to stimulate growth,
- productivity gains,
- lower procurement, general and administrative costs.

Michelin's Performance and Responsibility approach is fully integrated into the current action plans and projects. *This aims at ensuring the Group's performance in exercising its responsibilities vis-à-vis all stakeholders while* implementing its core values: respect for Customers, People, Shareholders, the Environment and Facts. It embodies the Group's orientations with respect to Sustainable Development.

A global participant in all tire markets, Michelin is pursuing a targeted growth strategy that is worldwide, sustainable and profitable. Driven by technology and innovation, this strategy is underpinned by strong brands, quality and services, whose value is fully recognized by its customers.

Leverage innovation to achieve even greater differentiation...

Michelin has three trump cards which enable it to price its tires 10% to 15% above the market for passenger cars and light trucks and 20% to 25% in the case of truck and bus tires: product and service quality and performance, powerful brands and capacity for innovation. The Group's innovation-driven differentiation strategy will be intensified.

Relying on technical excellence to deliver customer value and ensure proper recognition and rewards: with 4,000 research engineers and developers in Europe, North America and Asia, an EUR 591 million budget accounting for 3.6% of net sales in 2006, innovation remains at the heart of Michelin's development.

The Group's valuable portfolio of projects is geared to short, mid- and long-term opportunities and enables it to launch a steady stream of innovative products that deliver significant progress for the benefit of all users.

With major technological breakthroughs to its credit, Michelin drives transformation in its industry. It is, in particular, one of the very few manufacturers able to deliver genuine solutions in the key area of fuel efficiency.

A series of recent launches on the highly demanding truck tire market testify to the productivity of the Group's R&D. These include the Michelin XDN2 Grip winter tire for long haul trucks, that benefits from the "Michelin Durable Technologies" cluster of innovations. It delivers 25% more longevity and 30% more grip than previous generation tires.

Michelin embraces almost every motorsport, which has helped foster close ties with OEMs and demonstrate the benefits of innovation to drivers on all tracks.

...establishing leadership in the higher-growth, higher-value added segments

Technology, innovation, and tailored service: the Group is focusing on business enjoying proper recognition of its technical superiority as reflected in its pricing policy.

Some tires are indeed worth far more than others, because they offer more value for the money to all customers, individuals and professionals alike. More sophisticated and complex to make, those products are also more expensive and generate higher margins and... are growing much faster than lower-range products, especially in developed markets.



INCREASINGLY RICH CATEGORY MIX

Breakdown of the world Passenger Car and Light Truck Tire Market by speed rating (total market OE+RT)


2006
33% 17% 15% 10%
2016
23% 19% 18% 9%

- PC – ST
- PC – H
- PC – VZ
- Recreational *(SUV, 4X4, Crossovers)*
- Light Truck
- Winter

Within five years, the share of the Winter, High-performance, Recreational and Sports segments of the Passenger car tire market should post 5-point growth and increase their share of the world market to 44%. The Winter tire market should experience 25% growth, in particular driven by Eastern Europe.

On the Truck and Bus tire market, the introduction of such major technological innovations as Michelin X One wide single tires, high value-added services such as guaranteed assistance in the event of a puncture, on-site maintenance services, cradle-to-grave management of tire resources, mileage-based sales and retreading, all enrich the sales mix.

The Agricultural, Earthmover, Aircraft and Two-wheel tire segments are experiencing similar mix enrichment opportunities. These trends also reflect new customer expectations for higher-performance, tailor-made tire solutions.

Boosting Expansion in Emerging Countries

Across Central and Eastern Europe, South America and Asia, Michelin is boosting its expansion in high-growth regions and focusing on satisfying local demand. The Group's objective is two-fold: increase the market share of its sales in developing countries in line with the world market breakdown and trends, and match production capacities to sales in order to manufacture tires in the regions where they are sold. Asia now accounts for close to one third of the world market versus one fourth only six years ago.

The Group is pursuing a sustained internal growth policy, complemented by selective acquisitions and partnerships. It strengthens its development resources to tailor its product offering to local market expectations. Accordingly, it has set up research facilities in Bangkok and Ohta, Japan.

Over the 2005-2010 period, industrial capacity investments in emerging countries will be approximately EUR 3 billion or EUR 500 million per year, evenly distributed among the three regions. By 2010, new plants and expansions scheduled in Brazil, China, Poland and Thailand will increase Group annual capacity by around 7 million Passenger car and Light truck tires, 1 million Truck and Bus tires and 40,000 metric tons of Earthmover tires.





On October 20, 2006, Michel Rollier visited the construction site of Brazil's Jacarandà Earthmover facilities.

MMW: Towards Operational Excellence

Through MMW, Michelin Manufacturing Way, the Group is set to align all of its plants on the best practices of its higher-performing factories by 2010.
Common methods were defined based on performances demonstrated in the field and will be deployed by mutual agreement.
Twelve leading MMW sites actively train all the other plants.
Four progress tools requiring little or no investment are quickly being deployed across the Group: BIB Standard, BIB Boost, BIB Flex and BIB Innovation.
MMW's key performance indicators are as follows: work accident frequency and severity rate, order fill rate, raw material waste and product quality guarantee, complemented by Michelin-specific cost and productivity indicators.

Achieve Substantial Productivity Gains

Over the last four years, raw material prices have pushed Group costs up dramatically. Michelin's procurement costs jumped 79% in dollar terms and 51% in euros, adding a EUR 1.9 billion burden over the period. The Group largely succeeded in offsetting this through regular price increases, but this policy will hit its limit. Its products must remain affordable as competition, especially from Asian manufacturers, is increasingly stiff.

In order to improve its competitive position, Michelin is building capacity in emerging countries and optimizing its industrial base in Western Europe and North America. Its aim is to double annual productivity gains so that its manufactured products from developed countries should be equally competitive by 2010 as imports from Asia (which bear large logistical costs).

In order to achieve this major strategic productivity increase and payroll cost reduction program, the Group will leverage three opportunities:
- identification and deployment of best industrial practices: by the end of 2006, all Group sites had introduced the Michelin Manufacturing Way program to accelerate progress,
- concentration of industrial capacity and specialization of plants, using more flexible, standardized and streamlined production processes,
- natural attrition (retirement and turnover) of some 20,000 employees in Western Europe and North America over the 2006-2010 period will give rise to partial replacements.



On July 11, 2006, the Epinal factory was awarded Michelin's "Achievement in Safety" for the second year running.



In 2006 in North America, the Group concentrated its BFGoodrich Tire Manufacturing passenger car tire production in 3 sites, initiated a 20% productivity increase at its Greenville (Passenger car and Light truck) plant and launched expansion to produce X One tires in Waterville (a move which will make it the Group's second largest Truck tire plant worldwide). Michelin also started producing Michelin brand passenger car and light truck tires in Mexico for the first time and broke ground on a new tread pressing plant, both in Queretaro, to cater to strong North American demand.
In France, Michelin is set to specialize the Cholet and Bourges plants. Cholet will receive Bourges' Light truck tire production operations while Bourges will become the Group's benchmark for radial Aircraft tires.

Reducing Procurement and General and Administrative Costs

Purchases account for more than 50% of Group net sales. Michelin aims to lower its procurement costs by several hundred million euros between 2006 and 2010. To this end, it has developed two complementary programs:
- *Value to cost* to link up marketing and development to define fair product performance and therefore optimize manufacturing costs,
- *Triangle* to strengthen the internal customer/specifier/buyer partnership in analyzing projects and issues with a common objective: reduce overall costs.

Triangle: Optimizing End-to-End Supply Chain Operations

The key to the Triangle approach, which helps leverage every possible cost reduction opportunity, is close collaboration between the customer, the specifier and the buyer. A recent example is the *Jacaranda plant construction* Triangle. This led to an improvement of the architectural specifications, enabling cost savings as well as better use of surfaces and to setting up a bonus/malus scheme to encourage service providers to respect costs and deadlines.
The program was launched at the end of 2005 and included a pilot phase of 4 triangles – carbon black, natural rubber, intercontinental transportation and the Jacaranda plant in Brazil.
Following conclusive results, Triangle is now massively deployed: 14 Triangles were completed and 26 are on-going (Silica, Industrial Maintenance, Energy, Moulds, etc.). By 2010, all purchasing domains will have been covered across Geographic zones.



EUR 750 million potential annual savings or almost half of the Group's investments can be achieved by capping inventory at 16% of net sales, an objective Michelin is set to reach by 2010.



More generally speaking, Michelin is adjusting its organization in response to increased cost pressure. This underpins the Tonus program, the first phase of which yielded EUR 230 million savings over the 2004-2006 period.
Over and above cost cutting, Tonus is about enhancing the Group's main processes: Research – Development – Industrialization, Customer service, Order-to-Cash, Quality. Streamlining processes and empowering people for faster and more efficient operations, the new phase of the Tonus program is geared to aligning the Group by 2010 to world-class benchmarks for organization and overhead. The Group's pay policy should stimulate Tonus achievements through a greater emphasis on the variable part of manager compensation.

Committed and Motivated Teams

Some 116,000 people[(1)] of 120 nationalities strive daily at Michelin to generate progress and improve mobility. Ensuring each person enjoys an opportunity of acquiring and practicing new skills in the daily exercise of his or her responsibilities is key for the Company.

The number of hours spent in training accounts for about 3% of hours worked. Particular attention is paid to the Group's Individual Training Program. This is designed to ensure that for all job changes, the new arriver has been trained to assume his or her new job competently from the first day. Managers are responsible for the personal development of all their team members. The Company puts at their disposal an array of tools and methods designed to manage individual performance and enhance their motivation.
The organizations and procedures in place promote teamwork, cooperation and empowerment. Regular development assessments are carried out in order to encourage and support mobility, personal growth and internal promotion. Career paths are designed to meet both the Group's future needs and individual growth expectations.
To support Michelin Group's worldwide deployment, 800 employees are currently seconded in foreign countries. The Group's integration policy will be applied in all countries. It has been re-engineered to be more modular and adapted to the needs of newly hired employees.

(1) Full-time equivalent.





As part of its Performance and Responsibility approach, Michelin embarked on a major program to promote diversity, which takes the form of concrete action throughout Michelin Group. Among the highlights in 2006 was the Group's standardization of its disabled employee policy. This formed a single platform for all countries to deploy their own policy pursuant to local laws. In France, a "diversity agreement" was concluded with the trade unions. The first review of indicators took place in June 2006. In North America, a manager awareness campaign is being deployed. A diversity management monitoring tool was developed in 2006. It will be operational in all countries by 2007.

Employees have a stake in Group performance. Manager's pay packages comprise a variable portion which is directly linked to Group results and to the attainment of personal objectives set at the start of the year. Similarly, Michelin has introduced a stock option plan for selected Group managers and a global Employee Shareholder Scheme launched in 2002 and extended in 2003 among close to 113,000 employees, 69% of whom elected to become Group Shareholders.

SHARP IMPROVEMENT OF SAFETY IN THE WORKPLACE

Accidents in the workplace	2006	2005	2004	2003
Frequency rate	2.55	3.61	5.73	9.93
Severity rate	0.21	0.25	0.32	0.46

Frequency rate: number of industrial accidents resulting in absence from work for more than one day during a given period, per millions of hours worked.
Severity rate: number of days of absence from work for more than one day as a result of work accidents for a given period, per thousands of hours worked.

Michelin's Industrial engineering school *(Ecole des Métiers de l'Industrie)* was set up to enhance technical and managerial staff competence.
More than 1,200 people were trained in 2006, two-thirds of them outside of Europe.



Michelin North America has set up a Michelin Development Program to stimulate new job creation over the next six years in the Waterloo-Kitchener (Ontario – Canada) region where BFGoodrich's Kitchener plant was closed.



Prospects Boosted by the Sustainable Mobility Requirement

Energy and raw materials will continue to be expensive, a factor which will strongly impact markets, demand and consumer behavior. Greenhouse gas emissions, local pollution, traffic jams, noise and road safety are all concerns.

The expansion of the world's vehicle fleet is now posing problems of a completely different scope. Safety and regulatory measures as well as technical requirements will no doubt become more and more stringent.

The challenges of sustainable mobility – to improve safety, develop longer-lasting tires, reduce rolling resistance to enhance fuel efficiency, invent new materials, design low-noise products, promote tire recycling – are all opportunities for Michelin to valorize its technological edge and the benefits delivered by its solutions.

Cutting Fuel Consumption. On average, 20% of a car's fuel consumption – 30% for a truck – are used just to overcome tire rolling resistance. Therefore, tire performance plays a key role in reducing both consumer fuel spending, fossil fuel consumption and greenhouse gas emissions.

Michelin radial technology first reduced rolling resistance by 30% and its green tire technology by a further 20%. In Europe alone, if all passenger cars were fitted with green tires, some 6 billion liters of fuel would be saved every year and 15 million metric tons of CO_2 would not be released.

And the Group is preparing the way for a further technological breakthrough which will halve rolling resistance yet again.

Placing the Onus on Safety. Being a vehicle's only contact with the road, tires are key to safety. Michelin has been pursuing an active innovation policy in this field including pressure monitoring, grip, and reducing braking distances in dry and wet conditions. Michelin continues to explore many avenues of progress all of which are competitive edge opportunities.

Over and above tire-related aspects, Michelin has been actively promoting road safety for a number of years, contributing to multiple initiatives in many countries through the Global Road Safety Partnership and through local operations of its own such as "Fill up with air" and Junior bike.

PSA Peugeot Citroën awarded Michelin its **Innovation Prize** for its new Very Low Rolling Resistance tire. Not only does it reduce fuel consumption and CO_2 emissions but it features 5% to 10% braking performance gains.





Michelin's booth at the Geneva Motorshow was dedicated to "Fuel Savings and Respect for the Environment".

Preserving the Environment. Michelin addresses environmental preservation issues from end-to-end of the tire life cycle through increased service life, reduced rolling resistance, truck tire retreading. Starting with the manufacturing stage, the Group strengthened its environmental management system: by the end of 2006, 99.6% of the Group's finished products were made at ISO 14001 certified-sites. And looking at the end of the cycle, Michelin is taking an active part in the organization of recycling industries. Now Europe has 12 end-of-life tire recycling companies in operation and, since mid-2006 has stopped sending old tires to landfills.

Promoting Tomorrow's Solutions. Adept at experimentation, the Group set up *Challenge Bibendum* in 1998. Attracting an ever increasing number of OEMs, energy suppliers, parts manufacturers, scientists and public authorities around the world, the *Challenge* has become a key sustainable mobility event. The latest *Challenge Bibendum* was held in Paris in 2006. Some 2,500 members from more than 100 institutions were able to test the 150 vehicles presented at *Challenge Bibendum*, tour the technological exhibition center and attend the conclusions of the roundtables held on three major sustainable mobility themes: the energy challenge, advanced technologies geared to urban road mobility and the contribution of technologies to road safety.

In 2001, Michelin joined the **World Business Council for Sustainable Development,** which now has members from 175 multinational companies. Their aim is to join forces in order to promote progress in the area of sustainable development.


CHALLENGE BIBENDUM
Paris 2006

Michelin's Performance and Responsibility Approach: Performance in the Exercise of all our Responsibilities

Based on the Group's five founding values, Michelin's Performance and Responsibility approach has been leading Group progress since 2002 in order to ensure a balanced response to the multiple expectations of the different stakeholders. Guided by its widely distributed *Michelin Performance and Responsibility Charter,* the approach is deployed locally, both internally through progress actions and externally through Michelin's relationship with the different audiences with which it interacts. In particular, it aims to measure and reduce the gap between its values and their translation into action. It contributes to addressing the mobility issue and to ensuring the company's long-term success.

In particular, 9 areas of action were selected based on the results of an internal review:

- **Michelin's contribution to sustainable mobility**
- **responsible performance of products and services**
- **environmental impact of tire use**
- **recycling of end-of-life tires**
- **environmental management of Group sites**
- **Company risk management**
- **quality of life in the workplace**
- **diversity**
- **community relations.**

Michelin's Performance and Responsibility Report, published every second year, reviews progress under the approach, alternating with a summary review of the main indicators in the interim years. Michelin's Performance and Responsibility Report 2005-2006 will be available in May 2007 from the www.michelin.com/corporate website and may be ordered on request from the Investor Relations Department.

The Managing Partner's Report
on 2006 Operations and Results

3


MICHELIN



On a market growing at a pace of 3% worldwide, Michelin is targeting **3.5% annual growth** in the next 5 years in order to reaffirm its position as industry leader.

3.5%

2006 World Tire Markets



Satisfactory overall growth

Tire markets posted reasonable growth around the world in 2006 except for the passenger car and light truck and truck replacement markets in North America and for the truck original equipment market in Brazil.

In Europe, mass market passenger car and light truck replacement consumer tires (ST speed ratings) declined by a further - 7.6% whereas the High-Performance (VZ speed rating) tires were up + 4.8% and the Winter segment posted + 12.8% growth. The original equipment market was down 0.5%. The truck replacement market recovered, posting + 2.4% overall growth, resulting from a modest performance in the Western countries and a very dynamic + 11.5% growth in the Eastern countries, with the long haul industry benefiting from the enlargement of the European Union.

Truck original equipment was up a strong + 8.8%, stimulated by entry into force of the new European anti-pollution standards and by strong demand from Eastern countries, where the long haul industry is in the process of consolidation, accompanied by the modernization and expansion of truck fleets.

In North America, the passenger car and light truck replacement market, hit by significant fuel price increases, was down - 3.8% in the United States and - 6.3% in Canada, while Mexico's market grew slightly (+ 0.7%).
All market segments declined except for the High-Performance segments which posted nearly 11.8% growth, induced by the positive effect from original equipment sales in prior years. The year's overall original equipment sales, however, were down 2.5%, reflecting the challenges confronting America's "Big Three".
The US and Canadian truck replacement markets too were affected (- 6.6% and - 10.7%) respectively. The replacement market grew 3.1% in Mexico, stimulated by good progress in the radial tire segment. On the other hand, boosted by entry into force of the EPA 2007 anti-pollution standards, the truck original equipment market remained dynamic, posting + 7.9% growth.

In South America, the passenger car and light truck replacement market, which was characterized by growing imports from Asia, was up 1.7%. Original equipment market trends remained strong at + 7.3%.
In truck, fast + 10.3% growth in the replacement market was driven by switch to radial tire technology. On the other hand, original equipment has suffered from a high Brazilian real versus the American dollar which weighed on Brazil's truck makers' exports. The market ended the year down 3.7%.

In Asia, the passenger car and light truck replacement market grew in China (+ 19%) and in India as well as in the ASEAN[1] countries. It was stable in Australia, Taiwan, South Korea and Thailand and dropped 3% in Japan, chiefly due to a winter season which was well below the levels reached in 2005. In original equipment, the region was up + 9.2%, China and Thailand both posting continued high growth.
The radial truck replacement market posted + 10% growth, driven by China where radial tires now account for 30% of the market. In original equipment, the market posted 14% growth, again driven by China, up 40%.

The momentum of radial technology growth in the truck tire market is also strong in other parts of the world as in Turkey, Saudi Arabia and South Africa.

In Specialty tires, demand still far outstripped world production capacity in the earthmover tire segment as a result of unsatiable demand for raw materials and energy. Demand was also high for aircraft tires, another market which is experiencing a quick switch to radial tire technology. Motorcyle and scooter tire markets continued to experience vibrant growth. The agricultural tire markets have yet to recover, especially as the United States experienced poor weather conditions during the year.

(1) Association of South East Asian Nations.

PASSENGER CAR AND LIGHT TRUCK

In millions of tires	Europe [1]	North America [2]	Asia	South America	Africa & Middle-East
Replacement	+ 2.4%	- 3.7%	+ 3%	+ 1.7%	+ 3%
Original Equipment	- 0.5%	- 2.5%	+ 9.2%	+ 7.3%	+ 3.8%

PASSENGER CAR AND LIGHT TRUCK – CHANGE IN REPLACEMENT SEGMENTS

In millions of tires	Europe [1]	North America [2]
Mass Market (ST ratings)	- 7.6%	- 9.4%
High-performance (VZ speed ratings)	+ 4.8%	+ 11.8%
Winter	+ 12.8%	- 7.8%
Recreational – SUV, 4X4, Crossover	+ 14.2%	- 1.7%

TRUCK

In millions of tires	Europe [1]	North America [2]	Asia*	South America*	Africa & Middle-East
Replacement	+ 2.4%	- 5.4%	+ 10%	+ 10.3%	+ 2.1%
Original Equipment	+ 8.8%	+ 7.9%	+ 14%	- 3.7%	+ 10.2%

** Radial only.*

Source: Michelin estimates.
(1) Western and Eastern Europe.
(2) United States, Canada and Mexico.



Michelin Alpin A3: Highly Recommended

The new Michelin Alpin A3 tire benefits include: 3 meters shorter braking distance on wet pavement, exceptional mobility on snow, longer tread wear and improved safety throughout the tire's life. This earned it the "Highly recommended" rating, ADAC's* top ranking.

In Europe, the Winter tire segment is very robust: with almost 65 million units sold, it represents 29% of the overall Passenger Car and Light Truck market, and it is expected to post 8% annual growth by 2010.

** Europe's largest automobile club*

Technological Leader

MICHELIN, THE DRIVER'S FAVORITE BRAND

Passenger Car and Light Truck
& Related Distribution

- In a climate of stiff competition, the Group is optimizing its industrial and logistical base in the developed markets, building capacity in emerging countries and pursuing a thorough productivity gain to ensure a lasting competitive edge.
- A strategic partner for OEMs, due to a strong capacity for innovation and global footprint, Michelin secures driver loyalty through its original equipment fitments with more than half of European car owners replacing their tires with their original equipment brand.
- The Group is present in all replacement segments and keeps enriching its consumer and retailer service offerings.
- In all of its markets, Michelin is very active on the high-tech, high-growth segments which have higher value-added.


NET SALES + 4.3%
In EUR million
2005
8,621
2006
8,991
55% of consolidated net sales


OPERATING INCOME* - 5.9%
In EUR million
OPERATING MARGIN* - 0.9 pt
2005
782 I 9.1%
2006
736 I 8.2%
55% of consolidated operating income*
* Before non-recurring items

37
FACILITIES IN 18 COUNTRIES

74%
OF TIRES SOLD ARE REPLACEMENT TIRES

Passenger Car and Light Truck & Related Distribution

Streamlined Production Planning

Reducing inventory while improving order fill rate is of course a challenge which requires very accurate production management. SMPP, Michelin's Production Planning System was designed to do just this. The powerful computation device is due to be integrated into Michelin's planning software. Thanks to its computation speed and modeling functionalities, planning operations now benefit from far more accurate short and mid-term visibility.

The tool, in particular, has already enabled Europe's Passenger Car and Light Truck operations to optimize production planning. The Cholet and Montceau plants led the way in the SMPP introduction phase, with convincing results. By the end of 2008, most of Europe's Passenger car and Light truck plants will use this tool.

Resilient Results

Group sales were up 4.3% in value. Europe's replacement markets were in line with their long-term trends. They declined sharply in North America in a context of economic slowdown and very high fuel prices until September 2006. Original equipment markets were down in both regions, especially in North America. Elsewhere, most markets were up worldwide with very strong growth in China where Michelin strengthened its positions.

In replacement, the significant increase in raw material costs was partly offset by selling price increases.

Dynamic growth of the "premium" brands and of High-Performance and Winter tires combined with strict control of overheads helped reduce the decline of the operating margin* to 0.9 point at 8.2%.

* *Before non-recurring items.*

The Light truck tire annual production capacity of Cholet's (France) facility will be increased to 4 million tires, two thirds of which will be for export markets.



Michelin fits a Korean Car
Michelin is the exclusive tire supplier to Korean carmaker's KIA made in Slovakia.



Singing in the rain
Launched in Europe in 22 sizes, Kleber Hydraxer, the new High Performance tire provides added security against hydroplaning.

Europe: Premium brands gained further market share

Replacement sales rose 2.4% to the benefit of the higher value-added segments: High-performance V & Z tire segments grew by + 4.8%, which is twice as fast as the market average and Winter tires grew 12.8%, which is five times as fast.

The Michelin, Kleber and BFGoodrich brands won market shares at the expense of private and associate brands that lost further ground. Sales volumes were higher than the markets in several countries. This was the case in Austria, the Benelux, Germany and Italy where the Group's market share increased. The successful launch of the new Winter Michelin Alpin A3 tire contributed to the market share gains, particularly in Germany, Europe's largest winter tire market, where the new tire topped the ranking of ADAC, the country's influential Automobile Club Association.

Reflecting an erosion in the market share of its main customers and their models, Michelin's sales declined a little more than the original equipment market which ended the year down 0.5%.

1,650 service centers in 10 countries

Euromaster, number one in Europe, sells close to 10 million passenger car tires every year to 4 million customers.



BFGOODRICH: Michelin Group's Other Global Brand

In 2006, BFGoodrich became the Group's flagship brand for WRC-Rally world championship.
The aim of the move is to raise its profile and make it a major global brand. BFGoodrich already enjoys one of the industry's most impressive records on the motorsports scene, and more particularly in off-road disciplines.


EUROMASTER



1,000,000 French drivers are Michelin Onway subscribers
A purchase of at least two Michelin tires entitles them to free assistance in the event of a flat.

Fast-Expanding Partnership Networks

To enhance customer satisfaction and loyalty, Michelin is developing under 4 trade names a global network designed to facilitate the deployment of professional dealer networks offering value-added services to drivers.
Close to 5,000 retailers, 60% of whom are in emerging countries, have opted for one of the four trade name formats selected by the Group to suit their respective needs and environments.
In China, the Tyre Plus independent network opened with upwards of 375 points of sale in the first three years. This forms the backbone of value added driver services such as Sui Ni Xing, launched in 2006. Sui Ni Xing, already available in more than 160 cities, is China's equivalent of Michelin Onway.

North America: Volumes were down but mix grew richer

In the United States and Canada, Replacement sales volumes were substantially down but slightly up in Mexico. All of the Group's flag brands, Michelin, BF Goodrich and Uniroyal strengthened their positions with remarkable results on the VZ high-performance segment which was up 11.8%.
Private and associate brands, on the other hand, lost further ground in what was a very depressed mass market. The successive industrial reorganization measures taken in North America are to be viewed in this light.
Unit sales were boosted after 3 price increases passed during the year and as a result of a notable brand and product mix improvement.

In original equipment, the market was down 2.5% and Group sales declined. The relative drop of the share of recreational and four-wheel drive vehicles and SUVs was a disadvantage for Michelin, whose presence is weaker in the smaller vehicle tire segment. Michelin further strengthened its positions among Asian OEMs: in particular, it increased its share of the tire fitments of the United States' best-selling car, Toyota Camry.





ISO 14001 in China
Established ten years ago, the Shenyang facility became in 2006 Michelin's first Chinese plant to receive ISO 14001 certification.



Viva Queretaro!
In July, Mexico saw first-time local production of Michelin-branded tires at the Queretaro plant.

China Booming

In Asia, the Group's Replacement volume sales increased significantly in China, the ASEAN[1] countries (excluding Thailand) and in India. Overall, Michelin enhanced its positions in the region, in China especially, where the Michelin brand further consolidated its leadership on the passenger car and light truck market.
In Original equipment, Michelin's sales posted strong growth, particularly in China, where the Group, especially the Michelin brand, gained new market shares.

(1) Association of South-East Asian Nations.

In South America, Michelin was able to maintain its market share in most Spanish-speaking countries. But in Brazil, Michelin's sales lagged the market slightly in a context of stiff competition from Asian imports.

In Africa and the Middle-East, Michelin's sales in value were up thanks to a better balance between original equipment and replacement markets and to good progress in the higher value-added segments.

Limited decline of Operating Margin*

At 8.2%, the segment's operating margin* was down 0.9 point. This resulted from the combined effect of a drop in Replacement volume sales in North America and in original equipment in both North America and Europe together with an unprecendeted external cost inflation. These negative effects somewhat outweighed the healthy replacement sales volumes in Europe and Asia, and the good performance of the Group's premium brands and high-technology products around the world.

The tight management of investments together with productivity gains and further progress in management of inventories and trade receivables did not fully offset the above negative factors.

** Before non-recurring items.*

BFGoodrich enriches its 4wd offering

with launch of rally tire All-terrain T/A Comp and Krawler T/A KX in Europe and with the launch of 4 new Macadam T/A SUV sizes.

SAFETY ENHANCED
with Michelin Latitude Tour HP

Available in 16 sizes, this new all-weather tire for Crossover vehicles, SUVs and 4wds, improves dry and wet grip due to Michelin SecureLock technology. This features rubber blocks capable of locking up under sharp acceleration, braking and cornering to deliver better overall performance.



Productivity gain initiative launched at Greenville
(South Carolina – United States) using new processes.







The Long Haul Industry's Partner for Better Performance

Michelin Durable Technologies delivers breakthrough innovations flowing from two lines of patented technologies: tread patterns capable of self-regeneration as they wear and new architectures derived from Infinicoil technology that strengthen tire casings. Grip, longevity, lasting performance – in addition to delivering a competitive edge for long haul customers, the benefits of these major innovations include enhanced driver safety.

The World's No. 1

Leader in High-tech Tire Design

Truck & Related Distribution

- Michelin is accelerating the introduction of breakthrough innovations, reinforcing its sweeping technological leadership in Original Equipment, Replacement and Retreaded tires.
- The Group offers tire and service solutions designed to increase its customers' competitive edge in the long haul industry by optimizing vehicle uptime and minimizing operating expenditures.
- Michelin fosters close ties with OEMs and retailers, helping them to achieve high professional standards in developing countries.
- Michelin is increasing the size and productivity of its plants, adjusting equipment to meet the strong demand for its new generation tires, improving its supply chain and expanding its capacities in emerging markets.


NET SALES + 6.8%
In EUR million
2005
5,072
2006
5,418
33% of consolidated net sales


OPERATING INCOME* - 20.8%
In EUR million
OPERATING MARGIN* - 2.3 pts
As a %
2005
451 | 8.9%
2006
357 | 6.6%
27% of operating income*
* Before non-recurring items

28

FACILITIES IN 16 COUNTRIES

67%

OF TIRES SOLD ARE REPLACEMENT TIRES (RADIAL MARKET)

Michelin Fleet Solutions: 240,000 vehicles under contract

Mobility, Simplicity, Economy – large fleet operators increasingly focus on their core business and sub-contract other operations such as vehicle and tire maintenance. To cater to this need, Michelin, which is ideally placed to optimize its product quality and customer return on investment, offers cradle-to-grave tire resource management. In this market, which is growing twice as fast as the truck tire market, Michelin is the European leader as well as the vanguard in the rest of the world. In Europe, Michelin Fleet Solutions, which has conquered 45% of the market, boosted customer productivity through optimized preventive maintenance combined with high financial visibility based on cost-per-mile invoicing.

High Natural rubber Price Inflation Weighed on Results

Group sales were up 6.8% in value. Throughout the world, except in South America, original equipment truck tire markets were very dynamic. The Truck Replacement markets, on the other hand, behaved differently from region to region: sharply down in North America, they experienced a recovery in Europe (after the record low hit in 2005) and posted double-digit growth in South America and Asia.

The Segment's operating income* amounted to EUR 357 million, down EUR 94 million on 2005. Its operating margin* was down 2.3 points to 6.6%. The price increases passed during the year were not sufficient to offset unprecedented natural rubber cost inflation. As the natural rubber content of truck tires is far greater than that of passenger cars, this Reporting Segment is more sensitive to the impact of high natural rubber price increases.

* *Before non-recurring items.*





Confirmed Success
In the first 5 months since market launch, Michelin XDN 2 GRIP, the very first application of *Michelin Durable Technologies*, sold twice as many units as the previous-generation tire in a full year.



High Tech Retreading
Michelin RemiX is now available to retread *Michelin Durable Technologies* tires in Europe.

more longevity for **Michelin X One MaxiTrailer**, the new trailer axle tire, born from the Michelin Durable Technologies program.

Europe returned to growth

Boosted by the implementation of the Euro IV anti-pollution standards, original equipment markets were up 8.8% and Michelin's sales grew somewhat more moderately. Its market share has been stabilized at the level the Group considers to be consistent with proper flexibility and level of supply to cater to demand for Replacement tires.

Replacement markets showed satisfactory growth of 2.4%. The Group won additional market share in Western and Eastern Europe on both new and retreaded tire markets. Price increases passed at the beginning of the year stuck and Michelin's price premium for quality was preserved.

North America: Market Share Gains

In North America, as in Europe, the original equipment market was driven by introduction of new environmental standards. Group sales posted slightly lower growth than the market, consistent with Michelin's market share policy.

In Replacement, the Group's sales were higher than overall market levels, which were down 5.4%. For the third consecutive year, Michelin gained further market shares in the United States, Canada and Mexico.
The price increases passed at the beginning of the year stuck and led to a significant increase in the average selling price. The high potential of *Michelin Durable Technologies* products has been confirmed with dynamic sales. Retreading operations progressed well and gained further market shares with 9 workshops being opened in 2006.

EUR 400 million

to be invested by 2011 at Tours (France), Aranda (Spain) and Homburg (Germany) to produce 4 million tires that utilize Michelin Durable Technologies innovations.

ASSISTANCE WITHIN 2 HOURS
in 20 European Countries

On-site of a breakdown within 2 hours of a call, offering a refund of the full 70 euros charge if late by a single minute – such is the new commitment of Michelin Euro Assist (20,000 truck breakdown calls per year).



Michelin X One in Canada: a Major Plant

Michelin is investing to double its X One tire production capacity. The move will cater to strong demand for the wide single tires that replace dual mounts, delivering extra payload and fuel savings for long haul operators.
CAD 92 million are being invested at the Waterville (Nova Scotia) plant which is due to become Michelin's second largest Truck tire manufacturing plant worldwide.
When completed, the project will create 75 jobs.

Other Regions: Michelin benefited from the widespread success of radial tires

In Asia, the Group continued to grow dynamically and won market share in both the original equipment and replacement markets, especially in China and India.

In South America, Michelin strengthened its positions in the Spanish-speaking countries, but in Brazil, it suffered from the significant increase in Asian imports.
The Group continued to develop its retreading operations network.

In Africa and the Middle-East, where Asian imports are also gaining ground, Michelin benefited from the gradual switch to radial tires, especially in Turkey, Saudi Arabia and the Gulf countries.

A New Tread Pressing
Plant in Mexico

After Covington (Georgia – United States), which doubled its capacity in 2006, a new plant will be operational in Mexico during summer 2007 to cater to the strong demand for Michelin Retread Technologies (MRT) products in North America.



Algeria's Newest
The latest tire in the All Roads range delivers 20% longer tire life, improved grip and abrasion resistance for the benefit of the North African transport industry.



China
The 2,000,000* Truck tire made in Shenyang rolled out of the factory this year.

Strong Operating Margin* Decline

The hike in natural rubber, energy and transportation prices could not be fully offset by selling price increases and productivity gains. The operating income* was down EUR 94 million compared with fiscal 2005.

It is worth noting that 4 months elapse between the raw material purchase and actual consumption and that such costs are only posted in the profit and loss account when the finished products are sold. As a result, lower natural rubber prices recorded in the second half of 2006 will only be reflected in the segment's results from the first half of 2007.

In order to help offset the very negative impact of raw material price increases, further selling price increases were announced. They will amount to 3 - 5% in Europe for Replacement in the course of the 1st quarter of 2007 and to 8% for Winter tires in Japan, effective April 1, 2007.

** Before non-recurring items.*

Beijing buses under contract

In 2006 Michelin equipped 100% of the 3,950-vehicle fleet of the Beijing Public Transportation Company. A first contract had been signed in 2005 for 3,300 vehicles.



Brazil's Buses
One third of Brazil's 180,000 buses are fitted with Michelin tires. Launched in 2006, Michelin X PASS XZU3 delivers 35% greater mileage than the previous-generation tire.

savings when compared with the purchase of two new tires: such is the benefit of a Michelin retreaded tire.


London

UK buses closely monitored
More than 8 out of 10 UK buses are under Michelin Fleet Solutions contracts.





Mines and Quarries: New Capacity

A partner of major open-mine and quarry operators, Michelin is making a direct contribution to their performance by manufacturing the highest quality tires in terms of traction power, wear, cut resistance and longevity. In a bid to satisfy booming markets driven by demand from India and China, Michelin is increasing capacity by nearly 50% at its Lexington (United States) earthmover tire plant and will have an additional 40,000 tons thanks to its new Jacaranda plant in Brazil.

No.1 in the World

IN RADIAL EARTHMOVER AND AIRCRAFT TIRES

Europe's No.1

AGRICULTURAL TIRE MAKER

Specialty Businesses

- With a presence in all specialty tire markets, Michelin has strong partnerships with OEMs. It pursues a high-tech targeted strategy in every market and is now reaping the benefits of its efforts to boost the contribution of specialty businesses to Group results.
- Maps and guides and ViaMichelin digital mobility enabling services and equipment contribute to making the Michelin brand a household name. A number of market segments are extremely supportive. Michelin is also active in the brand extension products market in order to extend the reach of its brand.


NET SALES + 4.1%
In EUR million
2005 1,897
2006 1,975
12% of consolidated net sales


OPERATING INCOME* + 81.5%
In EUR million
OPERATING MARGIN* + 5.3 pts
En %
2005 135 I 7.1%
2006 245 I 12.4%
18% of operating income*
* Before non-recurring items

Michelin: 1st

MOTORCYCLE TIRE BRAND FOR EUROPE

No.1 for European

MAPS AND GUIDES AND MOBILITY-ENABLING WEB SITES

17

FACILITIES IN 8 COUNTRIES

Specialty Tires

Europe's Agricultural Tire Market: Michelin is increasing its leadership

in the replacement market through a rich multi-brand offering and healthy growth of its Michelin ExelAgri partnership with specialized dealers. By the end of 2006, more than 450 dealers had joined the program.

Further Impressive Progress of Results

The Agricultural, Two-wheel and Aircraft businesses continued their recovery.

Specialty business sales increased 4.1%, and were up in practically all markets.
The segment's operating income* was up more than 80%. Its operating margin* gained 5.3 points, making it the Group's most profitable segment.
This performance was driven by very innovative service offerings which Michelin's customer value at their just price. This good performance is clearly underpinned by highly supportive markets in the Earthmover and radial Aircraft segments where global production capacities are not sufficient to satisfy a very robust demand.

* *Before non-recurring items.*



The High-Performance Brand
The new Michelin X-Super Terrain AD is designed for articulated dumpers operating on very rugged terrain.



A heavy-weight market
Tailored to the all-terrain crane market, the new Michelin X-Crane AT radial tire range caters to a world market of 23,000 tires per year in original equipment plus 45,000 in replacement.



All on board!
The port handling market is booming: container traffic has grown 33% over five years.

Earthmover: Growth and Returns on Investment

The earthmover markets experienced strong tensions and demand still exceeded supply in 2006. This situation was even more acute than in 2005, especially in the mining sector, as customers' and retailers' stocks were fully used up.

The impressive scale of this bull cycle, which should continue into the next few years, reflects very robust raw material and energy demand.

The sharp increase in Michelin's net sales was partly due to higher sales volumes made possible by marginal capacity increases.

The bulk of the increase, however, was due to prices being revised upwards in order to offset massive raw material price hikes.

Agricultural: Mixed Results

2006 was another difficult year for agricultural tire markets which declined 2%. In North America, where radial technology currently accounts for around 25% of the replacement market, the agricultural segments were plagued by poor weather conditions.

In spite of a mixed performance in North America, Michelin has significantly increased its sales volumes due to its performance in Europe, where its partnership policy with distribution players was successful. Net sales increased in the region, driven by the good performance of the Michelin brand and by the share of tires designed for lead tractors.

+10 market share points

gained by Michelin in under 3 years on the high-tech Hypersport motorcycle tire segment.



Always more robust!
Designed for compact agricultural and construction equipment, the new Michelin XMCL will outlast the previous tire generation by 46% and posts 10% better puncture resistance.

The Bourges (France) facility will double **production capacity** to become the Group's benchmark radial Aircraft tire production center worldwide.



Successful in the field
Michelin MultiBib, the new tire for 80 – 200hp tractors, reduces rutting and soil compaction and delivers 35% longer service life.

Two-Wheel:
Healthy Sales Volumes Growth

The markets for two-wheel tires posted remarkable growth in 2006.
While bicycle tire sales remained stable, replacement sales volumes were up in the scooter and motorcycle segments where the Group gained market shares. The recent selection of Michelin to supply replacement tires for Harley Davidson motorcycles in North America comes as a fresh recognition of the Group's product quality and performance on the "moto cruiser" segment.
However, profits from this favorable change in sales trends were somewhat eroded by unfavorable geographic and original/replacement mixes.

Aircraft:
Performance Improved Significantly

The positive trends in the Aircraft tire market accelerated in 2006 with widespread market adoption of radial tire technology. Indeed all the new commercial aircraft, whose commercial success is partly due to enhanced kerosene efficiency, are fitted with radial tires. Tensions between supply and demand are beginning to emerge, reflecting lack of production capacity.
Sales were up, driven by the growing share of high-tech, value-added products in overall sales. Encouraged by the success of its aircraft radial tire technology, Michelin keeps developing high-growth potential products for segments that radial tire technology has yet to conquer such as General, Regional and Military aviation.

Michelin accounts for more than 60% of the very promising aircraft radial tire market

With 65-size offering, the Group occupies all aircraft tire market segments (commercial, military, general and regional).
All these markets are switching to radial, which is developing into the new standard for aircraft tires owing to its significant contribution to optimum aircraft operation: more landings per tread, less weight, improved safety.
The clear leader thanks to the quality of its product and service offering, Michelin is the Original Equipment supplier for all Airbus aircraft as well as the vast majority of Boeing aircraft and is being awarded many new supply contracts. This translates into strong demand from airlines for Michelin's radial replacement tires.



Dual-rubber technology wins the day
With Michelin Pilot Power 2CT, dual rubber technology arrives in sporty road motorcycle applications and was elected "Product of the Year" by MCN, the UK's No.1 motorcycle magazine.



Race Like Champions
Michelin Pro³ Race Service Course is a born winner and was launched simultaneously to professionals and the public – a world first!



Radial in the Air
Brazil's OEM Embraer, the Regional Aviation leader, chose Michelin and certified in 2006 the Embraer 190 aircraft's first radial tire.

Maps and Guides

Michelin's positions reinforced
In a market declining overall, the Maps and Guides held their own.
The Michelin Red Guide France 2006, enriched with more than 300 new guest house addresses and 22 regional maps, sold very well. The Red Guide New York and the new Red Guide *San Francisco, Bay Area and Wine Country* were confirmed to be a popular success. The Red Guide collection will continue to be enriched in 2007.

In addition, the refreshed Green Guide collection fared well as did the new *Voyager Pratique* collection which now spans 45 titles. Nevertheless, France was not a very supportive market for travel guides and Michelin is promoting its editorial contents among international audiences. Two Green Guides in Chinese were published for the first time in 2006 and 6 Green Guides in Polish are in the pipeline. Other upcoming projects are based on partnerships with foreign editors.

In the profitable segment of cartography, the new "tear resistant" maps are successful. The range was enriched in 2006 and will be further expanded. A new range of atlases and a refreshed cartography of the United States will be launched in 2007.

ViaMichelin, moreover, is a significant outlet for Michelin Maps and Guides contents as they feed into ViaMichelin's website and personal navigation systems offerings, which they enrich with tourist maps and tips. In future, such digital service content offering will be proposed to other operators.

over 650 publications

1 million hotel and restaurant guides
2 million tourist guides
14 million maps, guides and atlases sold
in 90 countries


Vietnam
VOYAGER PRATIQUE

The world belongs to us!
25 new *Voyager Pratique* guides published in one year: quite a feat for the team in charge of the new collection which ranked France's No.2 from its first year.

80 YEARS OLD
and as green as ever

To celebrate its 80th birthday, the Michelin Green Guide was refreshed and thoroughly modernized with a new layout and structure.


San Francisco
2007

America prefers red...
After the Gourmand World Cookbook Awards elected the *Michelin Guide New York City 2006* "Best Restaurant Guide of the World", the West Coast got its own Michelin guide: The Michelin Guide *San Francisco, Bay area and Wine Country.*


法国

In Chinese
Michelin published its first two Chinese language tourist guides: the Michelin Europe Guide and the Michelin France Guide.

ViaMichelin

A Very Competitive Environment

ViaMichelin caters to all European private and professional drivers as well as to corporate needs. Its website facilitates travel organization in Europe with digital maps, routing, geographic locations, traffic information, hotels, restaurants, tourist tips and so on.
In 2006, web-based operations were brisk both with the private and corporate customer targets, underpinned by regular product updates. Online advertising business made further strong progress as did the online hotel accommodation booking service.
Traffic information attracted many carmakers and key players in the personal navigation sector. In France, ViaMichelin is a major real-time traffic information source.

ViaMichelin's personal navigation segment was supported by growth in the European market, which doubled in just one year. ViaMichelin is now No.3 of this sector in France. In this fast-moving and highly competitive environment, ViaMichelin focused its product offering on the all-in-one GPS device segment with a full range of five products including the Michelin Guide contents and tourist information from the Green Guides plus real-time traffic information in certain versions.

up to 1.5 million visits a day!

Europe's No.1 travel-enabling site.
In addition to the routing and map sections, which are among the web surfer's favorites, the online hotel accommodation booking service is thriving.



Michelin's GPS X-980T voice will guide you anywhere, anytime
Featuring a wide panoramic screen, the GPS device offers a hands-free phone function, a market leading sound quality and a "Text to speech" application, announcing the name of the streets the driver is to take. The system is delivered complete with the latest navigation software that includes 15-language route mapping, real-time traffic information plus Michelin Guide contents.

Peerless Contents

More than 42 European countries covered with an offering ranging from national road maps to detailed town maps (the United States and Canada also available), 8 million kilometers of road and streets, 62,000 hotels and restaurants tested and selected by Michelin Guide inspectors, 22,000 tourist sites listed.



Michelin Lifestyle

High pace of growth

Reduced fixed costs, limited fixed assets: the Michelin Lifestyle licensing business began in 2002 and posted profits as early as 2004. In five years, the Group has taken 6th place among industries operating in this high-potential segment* which contributes to enriching and reinforcing the Michelin brand the world over.
Michelin Lifestyle exclusive licensed products sport the values of safety, reliability and performance that are Michelin's hallmark and match the Group's brand image strategy of "Better Mobility".

* *Licence Magazine.*

Michelin Lifestyle continued its dynamic and profitable growth in 2006. Among highlight product launches of the year, were a new collection of snow chains in Europe including a composite material, revolutionary chain called Easy Grip. Michelin-branded snow chains are gaining market share in the top-of-the range segment which accounts for around 20% of Europe's market. In North America where 8 million Michelin-branded windshield wiper blades were sold in 2006, a new all-weather blade was launched.

Several sports articles integrating Michelin technology are in the process of being developed.

Michelin Lifestyle was nominated twice in the LIMA* Awards, which is the association of licensed manufacturers: one for the *best global license program* and one for the *best program of derivated product licensing.*

* *Licensing Industry Manufacturers Association.*

More than 75 licensees

More than 1,300 different products sold in 85 countries in more than 30,000 sales outlets



For Car Lovers
Launched in Europe in 2006, the new car care product range enhances the driving experience and safety and respects the environment.



High-performance Windshield Wiper Blades
Launched in the US in 2006, Michelin's High Performance windshield wiper blades and Michelin HydroEdge wiper blades are quickly gaining market share.



Increasingly easy to fit and still as effective
Michelin experts and their partners testing the new snow chains in the Alps.



They wore Michelin's colors.
This collection of Michelin-branded miniature advertising and commercial vehicles was distributed in upwards of 30,000 newspaper outlets across France.

Analysis of Group Results

For the fourth year in a row, Michelin had to cope in 2006 with continued strong external cost inflation: of raw materials, energy and transportation costs in particular. The Group's efficient pricing policy made it possible to preserve a high level of operating income.

Net sales were up 5.4% at constant data

Net sales totaled EUR 16,384 million, up 5.1% (5.4% at constant data).
The changes resulted from the following factors:

- + 4.7% continued **strong positive price-mix effect**, further accentuated towards the year end (+ 6.1% in the 4th quarter). This reflects price increases passed across product offerings and regions to compensate for very substantial raw material cost increases. It also results from the constant enrichment of the Group's product offering, notably on the High-performance and Winter segments.

- (+ 0.7%) slightly positive **volume effect** due to December volume sales sharply down versus 2005. The Group was impacted by a substantial decline in the North American passenger car and light truck markets.

- Negative (- 0.2%) **scope effect** mainly relating to disposal in May 2005 of Michelin's Wheel operations.

- Neutral impact of **exchange rates**. The euro appreciation relative to the US dollar (+ 0.9%) and the Hungarian forint (+ 6.1%) was offset by the appreciation of the Canadian dollar (+ 5.6%) the Brazilian real (+ 10.1%) and the Thai bath (+ 5.0%) versus the euro.

2006 NET SALES CHANGE VERSUS 2005
As a percentage and in EUR million

	2006	%	Q1	%	Q2	%	Q3	%	Q4	%
Exchange rates	0	0.0%	+ 171	+ 4.7%	+ 29	+ 0.8%	- 58	- 1.5%	- 142	- 3.2%
Volumes	+ 102	+ 0.7%	+ 74	+ 2.0%	- 4	- 0.1%	+ 86	+ 2.2%	- 54	- 1.2%
Price mix	+ 736	+ 4.7%	+ 147	+ 3.8%	+ 160	+ 4.1%	+ 163	+ 4.1%	+ 266	+ 6.1%
Scope	- 44	- 0.2%	- 22	- 0.6%	- 22	- 0.5%	0	0.0%	0	0.0%
Total	**+ 794**	**+ 5.1%**	**+ 370**	**+ 10.2%**	**+ 163**	**+ 4.2%**	**+ 191**	**+ 4.9%**	**+ 70**	**+ 1.7%**

At 8.2%, Michelin's operating margin before non-recurring items is in line with the Group's outlook published at the end of July 2006

At 8.2%, Michelin's operating margin before non-recurring items was down 0.6 point versus 2005; operating income before non-recurring items declined 2.2% to EUR 1,338 million.
The unprecedented rise in external costs translated into an additional EUR 824 million cost burden for the Group compared to 2005, with raw materials alone accounting for EUR 740 million. This additional burden could not be fully offset by the price increases passed across product ranges worldwide.
This resulted in a 28.9% gross margin ratio, down 1.6 point versus last year.

The Group was in a position to extract profit from the flexibility of its industrial base in order to adjust its production capacity to market fluctuations throughout the year.
As a consequence it avoided a significant part of the additional industrial costs that were borne at the end of 2005, when the Group had to curtail production in a number of plants.

A tight rein over the Group's structural costs reduced their relative weight in net sales at 20.7% versus 21.7% in 2005.

At 8.2%, Michelin's operating margin before non-recurring items therefore ended the year in line with the Group's outlook published at the end of July 2006.

5th in the world

According to The Reputation Institute, Michelin comes 5th in the world 2006 ranking for the most respected companies.

OPERATING INCOME CHANGE BEFORE NON-RECURRING ITEMS
In EUR million

2005 (1) Operating Income	**1,368**
Price mix	736
Productivity*	53
Volumes	51
Exchange rates	- 46
External costs **	- 824
2006 (1) Operating Income	1,338

(1) Before non-recurring items.
** Productivity= productivity gain - start up and restructuring costs.*
*** External costs = Raw materials + energy + transportation.*



BREAKDOWN OF RAW MATERIAL NEEDS FOR 2006 (IN VALUE)

- 31% Natural rubber
- 22% Synthetic rubber
- 16% Fillers
- 13% Chemicals
- 10% Steelcords
- 8% Textile



Rising external costs

The cost of Group raw material consumption rose + 26.2% in 2006 relative to 2005. The overall increase in raw material, energy and transportation costs translated into a EUR 824 million additional burden for Michelin as compared with 2005. This was offset to the tune of EUR 736 million by selling price increases and mix improvements.

At EUR 573 million, net result was down 35.5%, due to large non-recurring restructuring and spin off charges

The EUR 316 million drop versus 2005 can be explained as follows:

- EUR 30 million decrease of operating income before non-recurring items;
- Non-recurring charges amounting to EUR 220 million compared with an income of EUR 206 million in 2005; this charge corresponds to:
  - the Group's restructuring costs incurred for the closure of its Kitchener plant in Canada;
  - the costs in connection with ending industrial operations of the Port Harcourt plant in Nigeria;
- The EUR 100 million improvement in financial income chiefly corresponds to capital gains in an amount of EUR 105 million from the sale of the Group's stake in PSA Peugeot Citroën. The cost of net debt over the period remained stable versus last year;
- The EUR 42 million tax decrease is due to lower taxable income.

OPERATING INCOME BEFORE NON-RECURRING ITEMS BY REPORTING SEGMENT

As a percentage and in EUR million

	Net sales			Operating income*			Operating margin*	
	€m	% of total	2006/2005	€m	% of total	2006/2005	2006	2005
Passenger car and Light truck and Related Distribution	8,991	55%	+ 4.3%	736	55%	- 5.9%	8.2%	9.1%
Truck and Related Distribution	5,418	33%	+ 6.8%	357	27%	- 20.8%	6.6%	8.9%
Specialty operations **	1,975	12%	+ 4.1%	245	18%	+ 81.5%	12.4%	7.1%
Group	16,384	100%	+ 5.1%	1,338	100%	- 2.2%	8.2%	8.8%

** Before non-recurring items.*

*** Specialty tires, Maps and Guides, ViaMichelin and Michelin Lifestyle.*

Free cash flow posted an EUR 85 million improvement

This resulted from the improvement of working capital requirement, while the Group maintained its investment program. EBITDA[1] before non-recurring items rose slightly to EUR 2,209 million.

Cash from operations was also up EUR 160 million due to the following key factors:

- + EUR 107 million increase in account receivables in 2006 versus + EUR 171 million increase in 2005, due to lower sales in December 2006 versus December 2005;
- EUR 190 million positive contribution from other operating WCR items;
- stable inventory as of end 2006 expressed in volume versus the end of 2005. In value terms, inventory increased in 2006, reflecting the impact of massive raw material cost increases.

The 2005 – EUR 124 million negative free cash flow improved by EUR 85 million at – EUR 39 million, notwithstanding the fact that capital expenditure amounted to a high EUR 1,414 million.

(1) The Group defines EBITDA as operating income before (i) non-recurring income and expenses and (ii) depreciation of property, plant and equipment (PP&E) and amortization of intangible assets, including goodwill, and any related impairment charge.

The US Army Awards Michelin 2 Major Contracts

At the end of January 2007, two weeks after having awarded Michelin a supply contract for Aircraft tires worth USD 700 million over ten years, the largest contract ever signed in the history of Michelin Aircraft Tire, the US army awarded Michelin a new contract to manage its armed forces' overall tire supplies. With a total worth of USD 1.7 billion the contract covers equipment of its entire ground vehicle fleet worldwide for the Ground Forces, the Air Forces, the Navy and the Marines.



2006 OPERATING EXPENSES BY NATURE

43.3%	Raw materials and consumables used and changes in finished products inventories
31.4%	Employee benefit costs
6.0%	Transportation of goods
5.8%	Depreciation, amortization and impairment charges
13.5%	Other expenses



At 89%, the gearing ratio remained stable compared to January 1, 2006

Group Shareholders equity increased EUR 161 million during the financial year. The increase resulted chiefly from the contribution to net income for the year of EUR 573 million less EUR 205 million dividend pay out, – EUR 142 million exchange losses and – EUR 83 million change in the fair value of available-for-sale investments.

Net financial debt increased EUR 95 million as a result of EUR 205 million dividend distributions of the financial year and the financing of EUR 39 million negative free cash flow after the positive impact of EUR 127 million exchange gains, due in particular to close to 11% appreciation of the euro against the US dollar.

The resulting gearing remained stable at 89%.

CHANGE IN COST OF NET DEBT IN 2006
In EUR million

Net Debt to January 1, 2006	**4,083**
Effect of exchange rate changes	- 127
Negative Free Cash Flow	+ 39
Distributions	+ 205
Other changes in Shareholders capital	- 16
Share purchase commitments	- 31
New Lease purchase contracts	+ 34
Scope and miscellaneous	- 9
Net debt as at December 31, 2006	**4,178**

NET DEBT
In EUR million

	December 31, 2006	December 31, 2005
Net debt	4,178	4,083
Shareholders Equity	4,688	4,527
Net debt / shareholders' equity	**0.89**	**0.90**
Net debt / EBITDA	**1.89**	**1.88**

BREAKDOWN OF MICHELIN'S LONG AND SHORT-TERM DEBT
As a %

	December 31, 2006	December 31, 2005
Under one year	34.8%	25.1%
1-5 years	40.0%	47.7%
More than 5 years	25.2%	27.2%

BREAKDOWN IN RATE AND CURRENCIES OF MICHELIN'S LONG AND SHORT-TERM DEBT
As a %

	December 31, 2006	December 31, 2005
Fixed rate	34%	34%
Variable rate	66%	66%
Euro and European currencies	70%	69%
US dollar	18%	13%
Other currencies	12%	18%

Outlook 2007

In 2007, tire market growth should be positive worldwide, with the exception of North America's truck tire markets which should trend downward due to purchasing prior to implementation of new anti-pollution standards and from a somewhat more subdued economic environment.
With approximately 3% expected growth, replacement markets in Europe should benefit from a more supportive economic context.
The developed countries' passenger car and light truck original equipment markets should remain stable. Emerging countries in Asia, South America, Africa and the Middle-East should continue on their dynamic growth trends.

Following unprecedented inflationary trends in 2006, raw material prices are expected to stabilize at a high level in 2007, with a limited impact on the Group's income statement.

In this context, Michelin's net sales and operating income should post a tangible increase compared to 2006, in line with the Group's 2010 objectives.



Estimated markets for the year 2007:

PASSENGER CAR AND LIGHT TRUCK TIRE MARKETS

	Europe[1]	North America[2]	Asia	South America	Africa Middle-East
Original Equipment	+ 0.5%	+ 0.3%	+ 8%	+ 10%	+ 6%
Replacement	+ 3.0%	+ 0.8%	+ 6%	+ 4%	+ 3%

TRUCK TIRE MARKETS

	Europe[1]	North America[2]	Asia	South America	Africa Middle-East
Original Equipment	+ 4%	- 28%	+ 8.9%	+ 4%	+ 4.4%
Replacement	+ 2.7%	- 2.0%	+ 7.5%	+ 6%	+ 5.5%

(1) Eastern and Western Europe.
(2) United States, Canada and Mexico.

Eight-year Key Figures and Ratios

IFRS GAAP

EUR million	2006	2005	2004
Sales	16,384	15,590	15,048
% change	+ 5.1%	+ 3.6%	N. App.
Total employee benefits costs	4,718	4,780	4,837
as a % of sales	28.8%	30.7%	32.1%
Number of employees (full-time equivalents)	115,755	119,030	120,456
Research and development expenses (1)	591	565	576
as a % of sales	3.6%	3.6%	3.8%
EBITDA (2) before non-recurring income and expenses	2,209	2,171	2,030
Operating income before non-recurring income and expenses	1,338	1,368	1,303
Operating margin before non-recurring income and expenses	8.2%	8.8%	8.7%
Operating income	1,118	1,574	1,239
Operating margin	6.8%	10.1%	8.2%
Cost of net debt	(315)	(310)	N. App.
Total financial income and expenses	(180)	(280)	(235)
Income before taxes	942	1,300	985
Income tax	(369)	(411)	(331)
Effective tax rate	39.2%	31.6%	33.6%
Net income	573	889	654
as a % of sales	3.5%	5.7%	4.3%
Dividend distributions (3)	205	221	185
Cash flows from operating activities	1,191	1,031	1,322
as a % of sales	7.3%	6.6%	8.8%
Gross purchases of intangible assets and PP&E	1,414	1,336	1,107
as a % of sales	8.6%	8.6%	7.4%
Purchases of intangible assets and PP&E. net of disposals	1,277	1,208	951
Cash flows from investing activities	(1,230)	(1,155)	(1,056)
as a % of sales	(7.5%)	(7.4%)	(7.0%)
Net debt (4)	4,178	4,083	3,292
Total equity (5)	4,688	4,527	3,647
Gearing (6)	89%	90%	90%
Net debt / EBITDA	1.89	1.88	1.62
Cash flows from operating activities / Net debt	28.5%	25.3%	40.2%
Net interest charge (7)	6.3%	6.9%	N. App.
Operating income before non-recurring items / Net interest charge	4.2	4.4	N. App.
Free cash flow (8)	(39)	(124)	266
ROE (9)	12.2%	19.7%	18.5%
Per share data (in euros)			
Net assets per share (10)	32.6	31.5	24.2
Basic earnings per share (11)	3.95	6.13	4.46
Diluted earnings per share (12)	3.94	6.12	4.46
P/E (13)	18.4	7.7	10.6
Dividend per share	1.45*	1.35	1.25
Distribution rate (14)	36.7%	22.0%	28.0%
Dividend yield (15)	2.0%	2.8%	2.6%
Share turnover rate (16)	212%	151%	134%

(1) Pursuant to switch to IFRS, part of the Group's research and development expenses are now integrated into the cost of goods sold in the income statement by function.
(2) EBITDA: earnings before finance costs, income tax, depreciation and amortization.
(3) Aggregate dividends distributed to Group Shareholders in the period.
(4) Net debt after implementation of IAS 32 and IAS 39, effective January 1, 2005: financial liabilities - cash and cash equivalents +/- derivative assets.
(5) Total equity after implementation of IAS 32 and IAS 39, effective January 1, 2005.
(6) As of December 31, 2004, the gearing ratio in IFRS was 93%. Following implementation of IAS 32 and 39, effective since January 1, 2005, the ratio was 90%.
(7) Net interest charge: interest financing expenses - interest income from cash and equivalents + discount/premium amortization on forward foreign exchange contracts.
(8) Free cash flow: Cash flows from operating activities - Cash flows from investing activities
(9) ROE: net income attributable to Shareholders / Shareholders' equity excluding non-controlling interests.
(10) Net assets per share: net assets / number of shares outstanding at the end of the period.
(11) Basic earnings per share: net income attributable to Shareholders / (weighted average number of shares outstanding during the period + own shares – shares cancelled during the period).
(12) Diluted earnings per share: earnings per share adjusted for the effect on net income and on the number of shares of the exercise of outstanding dilutive instruments.
(13) P/E: Share price at the end of the period / earnings per share.
(14) Distribution rate: dividend per share / basic earnings per share.
(15) Dividend yield: dividend per share / share price at December 31.
(16) Share turnover rate: number of shares traded during the year / average number of shares outstanding during the year.

* Dividend proposed to the Shareholders at the 11 May 2007 Annual General Meeting.
N. App.: Non applicable.

FRENCH GAAP

EUR million	2004	2003	2002	2001	2000	1999 proforma
Net sales	15,689	15,370	15,645	15,775	15,396	13,763
% change	+ 2.1%	(1.8%)	(0.8%)	+ 2.5%	+ 11.9%	+ 10.2%
Payroll costs	4,872	4,997	5,152	5,242	5,137	4,756
as a % of sales	31.1%	32.5%	32.9%	33.2%	33.4%	34.6%
Average number of employees	126,474	127,210	126,285	127,467	128,122	130,434
Research and development costs	674	710	704	702	645	589
as a % of sales	4.3%	4.6%	4.5%	4.4%	4.2%	4.3%
EBITDA [1]	2,043	1,992	1,978	2,091	2,170	2,127
Operating income	1,299	1,143	1,225	1,040	1,162	1,207
Operating margin	8.3%	7.4%	7.8%	6.6%	7.6%	8.8%
Net interest expense	(213)	(225)	(260)	(321)	(314)	(238)
Net non-recurring income and expense	(206)	19	75	(29)	(76)	(353)
of which restructuring costs	(55)	(192)	(17)	(340)	(67)	(388)
Income before tax	843	590	997	644	729	538
Income taxes	(316)	(261)	(382)	(330)	(290)	(213)
Effective tax rate	37.5%	44.3%	38.4%	51.2%	39.9%	39.7%
Net income before minority interests	527	329	614	314	438	325
as a % of sales	3.4%	2.1%	3.9%	2.0%	2.8%	2.4%
Dividends [2]	133	131	113	105	93	87
Net cash provided by operating activities [3]	1,337	1,542	1,534	1,263	1,017	1,014
Cash flow [4]	1,353	1,407	1,225	1,323	1,416	1,547
as a % of sales	8.6%	9.2%	7.8%	8.4%	9.2%	11.2%
Capital expenditure [5]	1,117	1,118	967	1,150	1,201	1,252
as a % of sales	7.1%	7.3%	6.2%	7.3%	7.8%	9.1%
Capital expenditure, net of disposals [5]	1,025	1,017	809	1,089	1,091	1,003
Acquisition of investments, net of disposals	106	229	62	(184)	166	255
Net debt [6]	3,223	3,440	3,818	4,881	4,926	4,329
Shareholders' equity including minority interests [7]	4,677	4,409	4,502	4,326	4,155	3,838
Debt-to-equity ratio	69%	78%	85%	113%	119%	113%
Average borrowing costs	5.9%	5.8%	6.2%	6.1%	6.5%	9.4%
EBITDA / Net debt	63.4%	57.9%	51.8%	42.8%	44.1%	49.1%
Net cash provided by operating activities / Net debt	41.5%	44.8%	40.2%	25.9%	20.7%	23.4%
Interest expense [8]	209	219	273	311	324	419
Interest cover (operating income / interest expense)	6.2	5.2	4.5	3.3	3.6	2.9
Free cash flow [9]	226	299	637	309	(241)	(300)
ROE [10]	11.2%	7.3%	13.4%	7.4%	10.4%	8.0%
Per share data (in euros)						
Net assets per share [11]	32.1	30.2	30.5	29.7	28.5	26.2
Basic earnings per share [12]	3.59	2.23	4.28	2.20	2.96	2.10
Diluted earnings per share [13]	3.59	2.23	4.28	2.20	2.96	2.10
P/E [14]	13.1	16.3	7.7	16.8	13.0	18.6
Net dividend per share	1.25	0.93	0.93	0.85	0.80	0.71
Pay-out rate [15]	34.8%	41.7%	21.7%	38.6%	27.0%	33.8%
Net dividend yield [16]	2.6%	2.6%	2.8%	2.3%	2.1%	1.8%
Capital turnover rate [17]	134%	144%	145%	108%	97%	105%

(1) EBITDA = Earnings Before Interest, Tax, Depreciation and Amortization.
(2) Dividends paid to parent company Shareholders.
(3) Net cash provided by operating activities: cash flow + change in working capital.
(4) Cash flow: net income before minority interests + depreciation, amortization and charges to allowances for impairment in value of fixed assets - changes in provisions -/+ net gains/losses on disposal of assets.
(5) In 2001, excluding external growth transactions (SMW, EUR 167 million).
(6) Net debt: long and short-term debt (including securitization) – cash and cash equivalents.
(7) Shareholders' equity including minority interests: common stock + paid-in capital in excess of par + retained earnings + net income + minority interests.
(8) Interest expense: borrowing costs for the year.
(9) Free cash flow: cash flow - change in working capital - net investments.
(10) ROE: net income attributable to the Group / Shareholders' equity excluding minority interest.
(11) Net assets per share: net assets / number of shares outstanding at December 31.
(12) Basic earnings per share: net income / (weighted average number of shares outstanding during the year + own shares – shares cancelled during the year).
(13) Diluted earnings per share: earnings per share adjusted for the effect on net income and on the number of shares of the exercise of outstanding dilutive instruments.
(14) P/E: Share price at December 31 / earnings per share.
(15) Pay-out rate: net dividend / earnings per share.
(16) Net dividend yield: net dividend / share price at December 31.
(17) Capital turnover: number of shares traded during the year / average number of shares outstanding during the year.

Proposed Resolutions

Compagnie Générale des Etablissements Michelin was incorporated under a specific status: the partnership limited by shares (commandite par actions). The statutory governance rules of the Company are founded on a clear separation of powers and responsibilities between the corporate bodies and its partners, both general and limited.

The organizational principles of this model are tuned to modern corporate governance standards as they favor the implementation of long-term strategies by a stable and responsible management team, monitored by an independent Supervisory Board.

As part of the Extraordinary Shareholders Meeting, a number of amendments to the Company's bylaws are submitted to your approval. These relate to the make up and exercise of the Management Partnership of the Company following the sudden death of Mr. Edouard Michelin.

Ever since it was founded, the Company and its statutory governance rules are founded on close correlation between the exercise of power and responsibility; this correlation is applied all the more consistently as from its origin, your Company adopted the legal status of a Partnership Limited by Shares. Accordingly, under the current bylaws of the Company, a Managing Partner must also be a General Partner, which entails unlimited liability for the Company's debt.

It has been concluded that it is judicious to introduce a measure of flexibility in the rules governing the make up of the Group's Managing Partnership and the status of its members. The bylaws would therefore be amended to the effect that:

- on unanimous recommendation by the General Partners and after consultation with the Supervisory Board, an Ordinary Shareholders Meeting can appoint one or several physical persons Managing Partners, who are not General Partners, for a limited and renewable term,
- should this prove necessary, the General Partners, after consultation with the Supervisory Board, may revoke the Managing Partner(s) who are not General Partners before the end of his/their term,
- the General Partners fix the compensation of the Managing Partners who are not General Partners,
- and, finally that, in the absence of a Managing General Partner, the Managing Partners report to the General Partners by virtue of the latter's accountability vis-à-vis third parties until one or several Managing General Partners are appointed.

The definition of a Managing Partner status for non General Partners would facilitate the promotion or appointment of highly competent managers and preserve the key correlation between exercise of power and of responsibility that characterizes your Company.

As a complement, we also propose to extend the mission of Non-Managing General Partner Société Auxiliaire de Gestion (SAGES) beyond its role of assuming the Company's interim management in the event of a vacancy, as already provided for in the Bylaws, to include interim management should an event temporarily prevent the exercise of the Managing Partner function.

SAGES would be bound to assume the Managing Partner's mission on a temporary basis and to recommend to the Shareholders Meeting the appointment of one or more new Managing Partners within a period extended from six months to one year.

Moreover, the following measures were taken concerning SAGES: its shareholding will henceforth be allocated among the members of the founding family, Michelin executives or former executives and qualified external personalities; all three colleges being represented within its management body. The latter will be best placed to perform the mission entrusted to SAGES.

Finally, the last amendments to be made to Michelin's bylaws would provide, on the one hand, for introduction of a competence clause, and, on the other hand, for their alignment to applicable legal provisions concerning the company's name and signature and finally reducing from five to three days the minimum period for inscription in the Company's register enabling Shareholders to attend Annual Meetings.

As part of the Ordinary Shareholders Meeting, Shareholders are invited to approve the operations reflected in the Company's income statement and balance sheet submitted, and to decide on the appropriation of the EUR 225,095,285.33 profit.

After allocation of the statutory share of General Partners in an amount of EUR 5,731,124.28 and of the statutory reserve equal to EUR 52,938.60, the EUR 219,311,222.45 balance, plus retained earnings of EUR 230,829,954.18, amounts to a total of EUR 450,141,176.63 available for distribution to the Shareholders.

On the basis of these earnings, we propose distribution of a total amount of EUR 208,295,861.11 which will allow for distribution of a EUR 1.45 dividend per share, up 7.4% versus the dividend distribution for financial year 2005. This increase is a sign of our confidence for the future and reflects our continued policy to increase dividend distributions.

If approved, the date of expiry for dividend entitlements would be May 15, 2007, upon which date shares shall be quoted net of their dividend entitlement for financial year 2006.

The balance amounting to EUR 241,845,315.52 will be allocated to "retained earnings".

Dividends distributed in respect of the previous 3 financial years are shown in the following table:

Financial year	Dividend distributions (in EUR)	Dividends	Tax Credit(1)	Total earnings
2003	133,349,933.25	0.93	0.465	1.395
2004	179,233,781.25	1.25		
2005	193,573,293.75	1.35		

(1) The tax credit was abolished from January 1, 2005.

You will, moreover, be asked to approve the Group's consolidated accounts showing, as indicated above, a Net income of EUR 573,112,427.61.

As in previous occasions, we ask you to renew for an 18-month term, the authorization to buyback the Company's share for up to a maximum of 10% of equity. We recommend an EUR 100 maximum buying price and EUR 60 minimum selling price.

This authorization would replace that granted for the same purpose by the Annual Shareholders Meeting of May 12, 2006, stressing that it was not used in 2006 and that no liquidity contract with an investment bank has been concluded by the Company to this date.

The last two resolutions deal with appointments of two new Managing Partners, who are not General Partners, pursuant to the amendment of the bylaws (if approved by you as part of the Extraordinary Shareholders Meeting).

We therefore propose the nomination as non-General Managing Partners for a term of five years ending after the Annual Shareholders Meeting of 2012 held to approve the financial statements for the financial year 2011:

- Mr. Didier Miraton, 48, who joined Michelin in 1982; he assumed responsibilities in different departments of the Group and is currently Head of Research and Industrial Performance and a Group Executive Council member;
- Mr. Jean-Dominique Senard, 54, who joined Michelin Group more recently after serving in key posts in large international companies; he is currently Chief Financial Officer and a Group Executive Council member.

Together with me, your Managing General Partner, they would form your Company's Managing Partnership.

After hearing the reports of the Statutory Auditors and of the Supervisory Board, you will be asked to adopt the resolutions submitted to your vote.

Clermont-Ferrand, February 12, 2007

Michel Rollier,
Managing Partner

Supervisory Board Report

Ladies and Gentlemen,

The Managing Partner's Report and accounting and financial statements submitted to you show Group operations and results evolutions for Financial Year 2006.

We have no comments on the Statutory Auditors' General Report for the year.

The consolidated financial statements show net income of EUR 573 million versus EUR 889 million in 2005, the drop reflecting significant non-recurring restructuring and industrial plant closure charges.

At constant scope and exchange rates, Group sales were up 5.4%. We note the continued efforts (initiated a few years ago) to enhance the flexibility of the Group's industrial base, resulting in better adjustment of production capacities to market fluctuations.

We also note the unprecedented rise in external costs and the efficiency of the Group's pricing policy which helped maintain a high level of operating income.

Operating income before non-recurring items was down 2.2% to EUR 1,338 million. At 8.2%, operating margin was down 0.6 point against 2005 but in line with the outlook published in July 2006.

Gearing remained stable versus January 1, 2006.

In these conditions, the Supervisory Board agrees with your Managing General Partner's recommendation to raise dividend distribution to EUR 1.45 per share, up 7.4% versus financial year 2005.

As each year, a Special report prepared by the Chairman of the Supervisory Board is attached to the Managing General Partner's Report to the Annual Shareholders Meeting; this Special report accounts for both the conditions of preparation and organization of the Supervisory Board's work and that of its Committees during the year and reviews the internal control procedures set up by the Company.

The Supervisory Board enjoys full independence in fulfilling its control mission and benefits from exhaustive, reliable and transparent information on the Company, with respect, in particular, to the Company's financial statements and commitments and the risks inherent in its operations and environment as well as to the Company's strategy.

By virtue of the above, the Supervisory Board reiterates its confidence in the Company's future prospects.

Moreover, you will be consulted first on the recommendations, put by your Managing General Partner, who alone assumes full responsibility for the Company's management, to amend the Company's bylaws. Immediately after the death of Mr. Edouard Michelin, the Supervisory Board was closely associated with the study conducted by your Managing General Partner on measures that could be taken to secure the Company's management over the long term.

Ultimately, two proposals were selected: providing for more flexible conditions for the appointment of Managing Partners, with some of them henceforth being eligible for appointment without having the General Partner status and extension of the role of the Non-Managing General Partner, Société Auxiliaire de Gestion – SAGES –, in the event of temporary inability on the part of the Managing Partners to fulfill their mission. The Supervisory Board fully agrees with the proposed amendments to the Company's bylaws.

In these circumstances, we recommend you to adopt the proposals submitted for your approval and, accordingly, to vote in favor of the corresponding resolutions.

Clermont-Ferrand, February 12, 2007

Éric Bourdais de Charbonnière
Chairman of the Supervisory Board

Report prepared by the Chairman of the Supervisory Board

on preparation and organization of Supervisory Board operations and on Company Internal Control Procedures

Ladies and Gentlemen,

In my capacity as Chairman of the Supervisory Board and pursuant to the Financial Security Law (Loi de Sécurité Financière) of August 1, 2003, I am pleased to report on Board operations, preliminary work and organization and on Group internal control procedures in 2006.

Supervisory Board Organization and Preliminary work

1. Supervisory Board Organization

In accordance with applicable law and Company Articles of Incorporation, the Supervisory Board comprises three to ten members appointed by the Annual Shareholders Meeting for a term of five years and appointed exclusively from among Shareholders.

The Supervisory Board is currently made up of seven members, six of whom are deemed independent for the purposes of the Group's corporate governance as they comply with the independence criteria set forth in the Board's code of conduct. These criteria meet relevant financial authorities' recommendations on corporate governance to ensure free judgment and absence of vested interest. They preclude direct or indirect relationship between Supervisory Board members and the Company, the Group or its management.

2. Supervisory Board Mission

The Supervisory Board monitors the management of the Company on an ongoing basis.

The Code of Conduct stipulates that its mission includes:

- Reviewing annual and semi-annual corporate and consolidated accounts prepared by the Managing Partner(s);
- Assessing the fairness and the relevance of management decisions;
- Assessing internal control systems and risk management;
- Assessing respect of Shareholder rights.

3. Basis of the Supervisory Board's Work

Under its Code of Conduct, the Supervisory Board provides that to perform its control mission, it needs to benefit from management briefs at each of its meetings covering the following areas:

- Results analysis by the Managing Partner(s) and the Chief Financial Officer;
- Main strategic projects;
- Review of all Group risks;
- Relevant subjects necessary to understand the Group's strategy, operations and outlook in the context of its markets and competitive environment.

The Code of Conduct also provides for the following information to be supplied to Supervisory Board members:

- a quarterly management chart including key indicators, and
- regular updates including the most significant press releases and financial analysts' studies together with background information.

4. Assessment of Supervisory Board Operations

Pursuant to the Board's Code of Conduct, as each year, I ensured that the Board assessed its own organization. After consultation with the Supervisory Board members, the findings of this evaluation were discussed at the meeting of February 23, 2006. The Board benefited from high quality information and presentations throughout the year. It appreciated the form and substance of the presentations that were made to it, the quality and completeness of the information provided and thorough cooperation from the Managing Partners, who are responsible for Group management.

The Audit Committee reviewed the consolidated and corporate accounts and communicated its conclusions to the Supervisory Board.

Further to its assessment, the Board found that it was in a position to fulfill its monitoring role constructively.

5. Supervisory Board's Report for Financial Year 2006

Following the accidental death of Mr. Edouard Michelin on May 26, 2006, the Supervisory Board met several times with Mr. Michel Rollier, Joint Managing Partner. The Supervisory Board members and Mr. Michel Rollier reviewed together a number of possible changes in the Group's Articles of Incorporation with a view to securing the Company's Management over the long term and strengthening its governance. The Board then formulated a number of opinions and recommendations in this respect.

The recommendation made to you to appoint two Managing Partners who do not belong to the group of General partners is aimed at providing support to the Managing General Partner in the optimum fulfillment of all aspects of his mission. The Board has moreover addressed the question of the role played by SAGES in guaranteeing the continuity of Michelin's management at the highest level.

The main objective of the proposed amendments is to enhance the robustness of governance over the long term. Taken as a whole, these amendments are aimed at aligning Michelin's bylaws with the Group's modern-day environment.

For all of these reasons, the Supervisory Board recommends adoption of the proposed resolutions submitted to your vote.

The Supervisory Board met on six occasions in 2006, each session lasting on average five hours. The attendance rate was 95%.

On each occasion, the Board was presented a detailed review of Group results. On February 10 and 23 and on July 27, 2006, the Supervisory Board examined the consolidated and corporate financial statements for the full year 2005 and for financial year 2006 interim accounts and reviewed the financial communication documents, which it commented on.

The Supervisory Board also benefited from the following presentations by Heads of Group Operations:

- Results analysis by the Managing Partner(s) and the Chief Financial Officer;
- The Group's strategy with respect to the Michelin brand;
- The objectives and status of the Group's strategy under the Horizon 2010 Plan;
- Group risk management and control;
- Group structural cost management;
- Group governance;
- The Group's industrial strategy;
- Group operations in North America.

6. Audit Committee Work

The Audit Committee comprises 4 members, three of whom are independent. It is chaired by Mr. François Grappotte, the other members being Mr. Eric Bourdais de Charbonnière, Mr. Pierre Michelin and Mr. Edouard de Royère.

The Audit Committee met on four occasions in 2006. The attendance rate was 100%.

It focused on:

- Review of 2006 accounts;
- Review and evaluation of Internal Control;
- Review of Legal and Financial Risk management;
- Review of the Statutory Auditors' annual audit agenda.

The Audit Committee heard presentations in particular from the Group's Chief Financial Officer and the heads of Accounting, Management Control, Legal Affairs and Internal Audit Departments.

The Audit Committee also met the Statutory Auditors on different occasions, one of them, without any Group executive attending, and heard their comments.

The Audit Committee's Chairman reported to the Supervisory Board on the Committee's work on February 23, and July 27, 2006.

7. Compensation Committee Work

The Supervisory Board performs the functions generally delegated to a Compensation Committee.

In 2006, the Board reviewed the components of manager variable pay policy as they relate to the Group's performance. The Board advised the Managing Partners on stock option policy and assessed potential changes in the number of Company shares resulting from stock option plans over time.

Company Internal Control Procedures

1. General Description of Internal Control

1.1. Definition

Michelin Group adopted the definition of internal control proposed by COSO (Committee of Sponsoring Organisations of the Treadway Commission), according to which internal control is a process set up by management with the aim of offering reasonable guarantees that the following objectives will be met:

- Conduct and proper management of operations;
- Reliability of financial information;
- Compliance with applicable laws and regulations.

1.2. Scope of Internal Control Operations

Michelin Group's internal control measures apply to all Group subsidiaries. Such measures are adapted to each entity's own characteristics.

1.3. Internal Control Operations

The Control Environment

Michelin Group is organized into Product Lines, each dedicated to a business line and disposing of its own marketing, development, production and sales resources. To these Product Lines are associated two product distribution networks (Euromaster in Europe and Tire Centers Inc. (TCI) in North America).

The Product Lines are supported by ten Group services, in charge of supporting functions (Purchasing, Legal, Personnel...). At regional level, Group consistency and synergy are guaranteed by entities based in the Group's 5 Geographic Zones: Europe, North America, South America, Asia and Pacific, Africa and the Middle East. The Technology Center handles Group research and development. The Industrial Performance Department and the Marketing and Sales Performance Department monitor Group initiatives in these fields.

The Group has defined the mission, organization and contribution to critical decisions of each entity as well as the measure of their performance and their exchanges with the other entities.

To complete this organization, the Group has laid down formal criteria and conditions for the appointment of Group subsidiary directors and the renewal of their terms as well as the conditions for exercising and delegating their powers.

The Group is strongly attached to the values of responsibility, integrity and ethics. These are set forth in Michelin's Performance and Responsibility Charter, which is widely circulated within and outside the Group. The Charter spells out the way in which the Group strives to put into practice its key values of respect for its customers, shareholders, people, the environment and facts. A full Michelin Performance and Responsibility report is published every second year, followed by an interim summary update every alternate year.

Risk Assessment and Risk Control Policy

The Group's objectives are defined by its Managing Partner(s). These relate not only to economic performance but also to the areas in which the Group aims at a particular level of excellence, such as people management, quality, innovation, working conditions and the environment.

General objectives, updated and communicated every year to the different entities, set forth the guidelines which are developed and translated into 5-year strategic orientations and annual plans by all the entities described above. Such plans include an operational plank as well as a progress plank designed to enhance the performance and quality of services rendered.

Objectives are based on past performance, in-depth business reviews as well as new operating environment trends.

Operational risk assessment forms an integral part of the planning process which provides for an identification of key success factors and a sensitivity analysis of the main assumptions drawn up to achieve these objectives. Strategic risks are specifically addressed in this approach.

The Group also ensures that its operational risks are properly controlled.

These were arranged into ten classes of risk: Product Liability, Financial, IT, Procurement, Legal, Security, Safety and Fraud, Environmental, Social and Corporate Image.

Group Management provides for 3-tier internal control:

- Operational management (Operational Units, Geographic zones) identify and manage risks pertaining to their respective entities. This responsibility includes both risk-prevention measures and restoration of operational capability in the event of major dysfunction.
- For each class of risk referred to above, the relevant Group Services (Purchasing, Legal, IT systems...), draw up a risk report, define standards and manage and monitor implementation of risk policy in their own field of expertise.
- Ultimately, Internal Auditing independently controls the efficiency of the overall system in its audit missions.

The Group's Risk Manager, who reports directly to a Member of the Executive Council, is in charge of guaranteeing the efficiency of the Group's risk control policy, with special emphasis on major risks.

In his capacity as supervisor of the risk policy, he defines the Group's risk management method and promotes a risk management culture across the Group. He ensures that major Group risks are properly identified and assessed by all entities, and that a robust plan to ensure continued operations is in place.

In 2006, entities further developed their continued operations plan and their ability to deal with possible crises.

The Group's Risk Manager supervises the Group's Risk Committee, whose role is to validate the allocation of responsibilities among the different entities to ensure proper risk management, and to advise the Managing Partner(s) through recommendations concerning the management of major risk.

The Risk Committee met three times in 2006 to review the more complex business continuity plans and update the structure of the Group's crisis management organization.

Control Procedures

As part of Michelin's Quality System, the Group's processes are described; procedures and instructions allocate respective responsibilities and set forth the relevant procedures and controls.

Moreover, as part of this Quality System, audits are performed to ensure proper compliance with Group quality standards, largely derived from the relevant international standards. Quality Auditors are trained to perform this task. In addition to such internal auditing, a number of certifications are granted by external bodies.

Finally, the system provides for periodic management reviews to assess the efficiency and performance of the system and highlight progress avenues.

Information

Information generated by the Group's management system is analyzed and reported to the relevant managers who draw up management charts to monitor their operations. A score card is also submitted to the Group's Executive Council for monthly reporting purposes. The Financial Affairs Group Service guarantees the accuracy and consistency of such management data.

The Information Systems Group Service is in charge of monitoring IT policy and technology. As part of the Group's Quality System, rules are defined in the area of access control, information protection, application development, organization and separation of such functions as development, industrialization and production.

Internal Control Management

Group managers dispose of tools to monitor their operations and detect any dysfunctions in their internal control process. This is complemented with entity internal reviews carried out by their own experts.

Strict procedures are in place to escalate customer product quality claims, including analysis and appropriate remedial action.

Moreover, the Internal Audit Group Service is an independent non-operational body that reports directly to the Managing Partner(s). It is made up of a Group-level team in charge of auditing worldwide Group operations, complemented by local teams in North and South America and a number of auditors in several Asian and African countries. The Internal Audit Group Service makes regular reviews of internal control and risk management covering operational, accounting, IT, industrial and product quality risk. The scope of its operations matches that of Group operations and processes. Based on the observations made on the ground, the Internal Audit Group Service makes recommendations to the entities, who are to follow up with corrective action plans. Internal Audit then monitors implementation of the relevant actions. Periodic reviews of audit mission results and implementation of recommendations are presented at different levels of the hierarchy, to the Managing Partner(s) and ultimately to the Audit Committee.

Finally, local external auditors issue their own internal control recommendations to the local accounting department managers who are to implement them.

1.4. Limitations of Internal Control Operations

Internal control operations, no matter how well designed and implemented, are not a full-proof guarantee that all objectives will be achieved. Any internal control system has its limitations in connection with uncertainties about the external environment, the exercise of judgment and the pros and cons of introducing new controls.

2. Description of internal control procedures concerning accounting and financial information processing and production

2.1. Description

The Managing Partner(s) is/are responsible for publication of reliable financial and accounting information. The accounting, consolidation, management control and financial communication managers all play a part in the process of producing such financial information.

Within the Group's organization, the accounting teams mainly report to the Geographic Zones, while management controllers are typically attached to the different Product Lines.

Corporate and consolidated financial statements are produced on a monthly basis, in conditions similar to the year-end closing.

Necessary internal control procedures governing production of reliable accounting information are in place at local level. These include in particular physical inventory (for both fixed assets and inventory), segregation of duties and reconciliation with independent information sources.

A dedicated team is in charge of standardizing Group accounting policies and of monitoring the development of new standards, updating applicable accounting reference documentation for all Group subsidiaries and following up on all of the issues raised by the latter.

General accounting and management accounting data are submitted simultaneously by the subsidiaries. The systems verify the consistency of the main aggregate figures (sales, operating income...).

General accounting data received from the subsidiaries is controlled for consistency and consolidated into Group financial statements.

Monthly variations in consolidated financial statements are carefully analyzed. The spread between plan and actual data drawn from management information forms the subject of monthly detailed reviews by the Group's Executive Council and the Product Lines.

At each interim and annual closing, Geographic Zone Heads certify in writing that, to the best of their knowledge, the accounts submitted by the companies in their respective

Zones are a fair reflection of their operations. The statement covers all the compliance issues which, if unrespected, could significantly impact financial statements (applicable law and agreements) as well as relevant particular events (litigation, fraud).

The Internal Audit Group Service proposes to the Managing Partner(s) and carries out yearly a number of specific missions to control the Group's financial and accounting information.

The Group's Statutory Auditors, as part of the organization of annual and consolidated financial statements auditing, direct the local auditors to apply the international auditing standards.

The review of consolidated financial statements is carried out jointly by Group Statutory Auditors and local auditors. Their collaboration takes the form of audit instructions, drawing up and analysis of audit questionnaires, emission by local auditors of a limited review certificate to June 30, and an audit report to December 31, complemented by ad-hoc control reports and regular communication throughout the year on specific points or topical issues.

Group Statutory Auditors' operations are complemented by yearly visits to a number of sites worldwide. On these occasions, the Statutory Auditors meet their local counterparts and gain a clear understanding of some of the issues at hand.

The Investor Relations Department, which forms an integral part of the Group's Financial Affairs Department, is responsible for the development and distribution throughout the financial community of the Group's financial communication. Financial communication takes three main forms:

- The Annual Report and the Reference document;
- The financial press releases;
- Support documentation produced for meetings with analysts and investors.

The Investor Relations Department in consultation with the Group's Legal Department coordinates publication of the Annual Report and the Reference Document. Both Reports include contributions from different experts in the Group's main fields of operation, thus ensuring they are information-rich and quality documents. The Annual Report and the Reference Document are reviewed by the Chief Financial Officer and validated by the Managing Partner(s) before being circulated.

Financial communications and press releases are systematically reviewed by the Head of Investor Relations; those in connection with the Group's results are also submitted to the Supervisory Board for review.

Documents produced for analyst and investor meetings are drawn up by the Investor Relations Department and approved by the Group's Chief Financial Officer.

2.2. Evaluation of the processes impacting the reliability of financial information

The Group's Approach

The financial and accounting information carried in Group consolidated financial statements is analyzed for materiality and level of risk based on different criteria (underlying operation complexity, level of decentralization...).

A group of 6 processes were selected for initial evaluation. These include Purchasing (from order to supplier settlement), Sales (from order to customer settlement) and Inventory Management cycles, as well as Group Financing, Financial Risk Management, Intra-Group Transactions and Commitment Reporting. The Group's Internal Control operations also cover the IT management and administration issues underlying the above processes.

For each of the above processes, the Group uses an evaluation questionnaire listing the controls in place to prevent production of erroneous accounting data and tests the efficiency of controls.

Where necessary, action plans are drawn up to remedy the weaknesses that have been identified.

A sample of companies representing around 80% of Group accounting balances was first selected. The sample covers all Geographic zones and operations (industrial, trading and distribution).

Work carried out since 2004

Before deploying the approach across the full sample, a pilot phase was conducted in North America in 2004 on the Purchasing, Sales and Inventory Management processes. The pilot phase was designed to confirm the relevance of the chosen method.

After confirmation of the relevance of work carried out in 2004 in Purchasing, Sales and Inventory Management processes, the control operation was extended in 2005 to the full sample across Geographic Zones. Improvement areas were identified and action plans were introduced in each company for implementation by the local teams.

In 2006 the control operations were extended to the remaining three processes of Group Financing and Financial Risk Management, Intra-Group Transactions and Commitment Reporting. The outcome of this work is in the process of being summarized and the relevant action plans are being developed.

One of the opportunities for progress highlighted in the initial phase (identification of current control activities) was the need for formal Internal Control Manuals laying down the main control operations for all six processes to be implemented by all Group companies. Such a manual was drawn up in 2006 for Inventory Management, a cycle identified as a top priority.

The deployment of the above internal controller manual involved relying on process owners and making them accountable for the control activities and accompanying self-evaluation. Accordingly, the Group provided in-depth internal control training to its North American staff under the pilot phase.

The Next Step

2007 will be a major step towards providing a formal framework for the Group's main control activities. This involves extending the work done in 2006 (Inventory Management) to the five remaining processes – Purchasing, Sales, Financing and Financial Risk Management, Intra-Group Transactions and Commitment Reporting – and completion of the Process Owner training phase.

The companies belonging to the sample will then check proper implementation of control activities through self-evaluations by the operational teams under the responsibility of the process owners concerned.

Effective implementation of the key controls and the quality of the self-evaluations will finally be assessed by the Internal Control teams.

The Audit Committee keeps the Supervisory Board regularly informed of the status of the Group's control monitoring process and results.

Concerning Risk, the Supervisory Board will review a Risk Indicators Report which will presented to it in early 2007, covering the Group's main risks.

Clermont-Ferrand, February 12, 2007



Éric Bourdais de Charbonnière
Chairman of the Supervisory Board

Statutory Auditors' Report on the Report prepared by the Chairman of the Supervisory Board on the Internal Control procedures relating to the preparation and processing of Financial and Accounting Information

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Ladies and Gentlemen,

In our capacity as statutory auditors of COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN, we report to you on the report prepared by the Chairman of the Supervisory Board of your Company in accordance with article L.621-18-3 of Code Monétaire et Financier for the year ended 31 December, 2006.

The Chairman in his report gives an account notably of the conditions in which the duties of the Supervisory Board are prepared and organized and the internal control procedures in place within the Company.

We report to you our observations on the information set out in the Chairman's report on internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the Chairman's report on internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report;
- acquiring an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the Chairman of the Supervisory Board's report, prepared in accordance with article L.621-18-3 of the Code Monétaire et Financier.

Neuilly-sur-Seine and Paris, February 12, 2007

PricewaterhouseCoopers Audit
Christian MARCELLIN

Corevise
Stéphane MARIE

The Statutory Auditors
Members of the Compagnies Régionales de Versailles et Paris

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS





Consolidated income statement

(in EUR million, except per share data)	*Note*	Year ended 31 December 2006	Year ended 31 December 2005
Sales	*5*	**16,384**	**15,590**
Cost of sales		(11,653)	(10,835)
Gross income		**4,731**	**4,755**
Sales and marketing expenses		(1,799)	(1,775)
Research and development expenses		(591)	(565)
General and administrative expenses		(965)	(999)
Other operating income and expenses	*8*	(38)	(48)
Operating income before non-recurring income and expenses	*5*	**1,338**	**1,368**
Non-recurring income	*9*	-	256
Non-recurring expenses	*9*	(220)	(50)
Operating income		**1,118**	**1,574**
Cost of net debt	*10*	(315)	(310)
Other financial income and expenses	*10*	135	30
Share of profit/(loss) from associates		4	6
Income before taxes		**942**	**1,300**
Income tax	*11*	(369)	(411)
Net income		**573**	**889**
Attributable to Shareholders		572	889
Attributable to non-controlling interests		1	-
Earnings per share attributable to Shareholders (in euros)	*12*		
Basic		3.95	6.13
Diluted		3.94	6.12

The notes 1 to 35 are an integral part of these consolidated financial statements

Consolidated balance sheet

Assets

(in EUR million)	Note	31 December 2006	31 December 2005
Goodwill	*13*	438	444
Other intangible assets	*13*	181	192
Property, plant and equipment (PP&E)	*14*	6,848	6,577
Non-current financial assets and other assets	*15*	449	435
Investments in associates and joint ventures	*17*	71	50
Deferred tax assets	*18*	1,005	1,227
Non-current assets		**8,992**	**8,925**
Inventories	*19*	3,342	3,225
Trade receivables	*20*	3,237	3,273
Current financial assets	*21*	79	229
Other current assets	*22*	544	618
Cash and cash equivalents	*23*	680	611
Current assets		**7,882**	**7,956**
Total assets		**16,874**	**16,881**

Liabilities and equity

(in EUR million)	Note	31 December 2006	31 December 2005
Share capital	*24*	287	287
Share premiums	*24*	1,863	1,845
Reserves		2,527	2,379
Non-controlling interests		11	16
Total equity		**4,688**	**4,527**
Non-current financial liabilities	*25*	2,736	3,092
Employee benefits	*26*	2,730	3,049
Provisions and other non-current liabilities	*28*	818	801
Deferred tax liabilities	*18*	58	71
Non-current liabilities		**6,342**	**7,013**
Current financial liabilities	*25*	2,157	1,647
Trade payables		1,776	1,792
Other current liabilities	*29*	1,911	1,902
Current liabilities		**5,844**	**5,341**
Total liabilities and equity		**16,874**	**16,881**

The notes 1 to 35 are an integral part of these consolidated financial statements

Consolidated statement of changes in equity

(in EUR million)	Share capital	Share premiums	Treasury shares	Reserves			Non-controlling interest	Total equity
				Translation differences	Fair value and other reserves	Retained earnings		
Total as at 1 January 2005	**287**	**1,842**	**-**	**(5)**	**111**	**1,343**	**69**	**3,647**
Change in fair value of available-for-sale investments (net of income tax)								
– unrealised gain/(loss)	-	-	-	-	51	-	-	51
Employees share option schemes								
– cost of service rendered	-	3	-	-	-	-	-	3
– proceeds from shares issued	-	-	-	-	-	-	-	-
Dividend payments	-	-	-	-	-	(186)	(35)	(221)
Net income	-	-	-	-	-	889	-	889
Currency translation differences and other	-	-	-	175	-	1	(18)	158
Total as at 31 December 2005	**287**	**1,845**	**-**	**170**	**162**	**2,047**	**16**	**4,527**
Change in fair value of available-for-sale investments (net of income tax)								
- unrealised gain/(loss)	-	-	-	-	26	-	-	26
- (gain)/loss recognized in income statement	-	-	-	-	(109)	-	-	(109)
Employees share option schemes								
- cost of service rendered	-	7	-	-	-	-	-	7
- proceeds from shares issued	-	11	-	-	-	-	-	11
Dividend payments	-	-	-	-	-	(204)	(1)	(205)
Net income	-	-	-	-	-	572	1	573
Currency translation differences and other	-	-	-	(138)	1	-	(5)	(142)
Total as at 31 December 2006	**287**	**1,863**	**-**	**32**	**80**	**2,415**	**11**	**4,688**

The notes 1 to 35 are an integral part of these consolidated financial statements

Consolidated cash flow statement

(in EUR million)	Note	Year ended 31 December2006	Year ended 31 December2005
Net income		**573**	**889**
EBITDA adjustments			
– Cost of net debt	*10*	315	310
– Other financial income and expenses	*10*	(135)	(30)
– Income tax	*11*	369	411
– Amortization, depreciation and impairment of intangible assets and PP&E		871	803
– Non-recurring income and expenses	*9*	220	(206)
– Share of loss/(profit) from associates		(4)	(6)
EBITDA before non-recurring income and expenses		**2,209**	**2,171**
Non-cash other income and expenses	*30*	(75)	(22)
Change in provisions, including employee benefits		(229)	(147)
Net finance costs paid	*30*	(311)	(284)
Income tax paid		(182)	(261)
Change in value of working capital, net of impairments	*30*	(221)	(426)
Cash flows from operating activities		**1,191**	**1,031**
Purchases of intangible assets and PP&E	*30*	(1,379)	(1,292)
Proceeds from sale of intangible assets and PP&E		102	84
Acquisitions of consolidated shareholdings, net of cash acquired		(41)	(41)
Proceeds from sale of consolidated shareholdings, net of cash disposed		(3)	(3)
Purchases of available-for-sale investments		(60)	(17)
Proceeds from sale of available-for-sale investments		146	2
Change in value of other financial assets	*30*	5	112
Cash flows from investing activities		**(1,230)**	**(1,155)**
Proceeds from issuance of shares	*24*	11	-
Proceeds from increase of non-controlling interests in the share capital of subsidiaries		-	14
Dividends paid to Shareholders		(193)	(179)
Dividends paid to non-controlling interests of subsidiaries		(1)	(35)
Other allocations		(11)	(7)
Change in value of financial liabilities	*30*	311	(739)
Other		5	(8)
Cash flows from financing activities		**122**	**(954)**
Effect of the change of currency rates		**(14)**	**34**
Increase or (decrease) of cash and cash equivalents		**69**	**(1,044)**
Cash and cash equivalents as at 1 January		**611**	**1,655**
Cash and cash equivalents as at 31 December	*23*	**680**	**611**

The notes 1 to 35 are an integral part of these consolidated financial statements

Notes to the consolidated financial statements

1 • General information

Compagnie Générale des Etablissements Michelin (CGEM or the "Company") and its subsidiaries (together "the Group") manufactures, distributes and sells tires all around the world.

The Company is a partnership limited by shares (commandite par actions) incorporated in Clermont-Ferrand (France).

The company is listed on the Paris stock exchange.

These consolidated financial statements have been authorized for issue by the Supervisory Board on 12 February 2007.

Except as otherwise stated, all amounts are presented in EUR million.

2 • Basis of preparation

The principal accounting policies applied in the preparation of the Group consolidated financial statements are set out in note 3. These policies have been consistently applied to all the years presented, unless otherwise stated.

International Financial Reporting Standards used

The Group consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union. The consolidated financial statements have been prepared under the historical cost convention, as modified by the measurement of available-for-sale financial assets and financial assets and liabilities (including derivatives) at fair value through profit and loss.

IAS 19 amendment on actuarial gains and losses, group plans and disclosures had been anticipated in the 2005 consolidated financial statements, and does not have any significant effect on the Group consolidated financial statements.

The Group does not have any significant transactions entering the scope of the following new standards, interpretations or amendments effective in 2006:

- IAS 21 on net investments in a foreign operation,
- IAS 39 amendment on cash flow hedge accounting of forecasted intragroup transactions,
- IAS 39 amendment on the fair value option,
- IAS 39 and IFRS 4 amendments on financial guarantee contracts,
- IFRS 1 and IFRS 6 amendments regarding adoption of IFRS 6 before 1 January 2006,
- IFRS 6 on exploration for and evaluation of mineral resources,
- IFRIC 4 on determining whether an arrangement contains a lease,
- IFRIC 5 on rights to interests arising from decommissioning, restoration and environmental rehabilitation funds.

The following standards, interpretations and amendments issued by the IASB and not yet effective have not been early adopted by the Group and are not expected to have a material impact on the consolidated financial statements:

- IAS 1 amendment on capital disclosures in the presentation of financial statements,
- IFRIC 7 on applying the restatement approach under IAS 29 (financial reporting in hyperinflation economies),
- IFRIC 8 on the scope of IFRS 2,
- IFRIC 9 on reassessment of embedded derivatives,
- IFRIC 10 on interim financial reporting and impairment,
- IFRIC 11 on group and treasury shares transactions,
- IFRIC 12 on service concessions and arrangements.

The following standards, interpretations and amendments issued by the IASB and not yet effective have not been formally early adopted by the Group:

- IFRS 7 on financial instruments disclosures,
- IFRS 8 on operating segments.

At the date of publication, their potential impacts on Group's notes are under review.

Fair value of financial instruments

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods described in the accounting principles and makes assumptions that are based on market conditions existing at each balance sheet date.

Critical accounting estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS stipulates that management should use assumptions and estimates reflected in the value of assets and liabilities at the balance sheet date and in the amount of income and expenses for the reporting period. The final results could differ from those estimates.

The main critical accounting estimates requiring key assumptions and judgement are the impairment of non-financial assets and the employee benefits.

Impairment of non-financial assets

The cash generating units (CGU) future cash flows used in the calculation of the value in use (note 3 – Impairment of non-financial assets) are derived from the Group rolling five-year strategic orientations. The construction of the strategic orientations is an effort involving the various actors of the CGU's validated by their management. It requires critical estimates and judgements, especially in the determination of market trends, raw material costs and pricing policies. Therefore, the actual cash flows may differ from the estimates used in the calculation of the value in use.

Employee benefits

The Group provides to its employees and retirees various pension plans, jubilees and other post-employment benefits. The valuation of these benefits is carried out annually by independent actuaries. The actuarial method used is the Projected Unit Credit Method.

According to this method, several statistical information and assumptions are used in calculating the expense, the liability and the asset related to the benefit plans. Assumptions include mainly the discount rate, the long term salary increase rate, the expected rate of return on plan assets and the expected rate of future medical costs. Statistical information is principally related to demographic assumptions such as mortality, employee turnover, disability and early retirement.

Assumptions and statistical information used are determined by the Group management according to internal guidelines in relation with the actuaries.

The actuarial assumptions used may differ significantly from the actual results due to the modification of market, economic and social conditions. The resulting difference is recognized as gains or losses in the income statement, over the expected average remaining working lives of the employees participating in the plans, only to the extent that the net cumulative difference exceeds 10% of the greater of (1) the present value of the defined benefit obligation or (2) the fair value of the plan assets.

3 • Summary of significant accounting policies

Consolidation

Group consolidated financial statements include all subsidiaries, associates and joint ventures of Compagnie Générale des Etablissements Michelin.

Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Inter-company transactions and balances as well as unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding between 20 % and 50 % of the voting rights.

Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost.

The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits and losses is recognized in the income statement until the date that significant influence ceases.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognize future losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Joint ventures

Joint ventures are entities over whose activities the Group has joint control, established by contractual agreement.

Investments in joint ventures are accounted for by the equity method of accounting as described in the Associates section above.

Shareholdings in companies which are not subsidiaries, associates or joint ventures are not consolidated. They are accounted for as non-derivative financial assets (see the related accounting policy).

Segment reporting

A business segment is a distinguishable component of the Group engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

The Group's primary format for segment reporting is business segments and the secondary format is geographical segments, in accordance with the risks and returns profile of the Group's operations.

This is reflected by the Group's divisional management and organizational structure and the Group's internal financial reporting systems.

The primary segments are:

- Reporting Segment 1 (Passenger Car and Light Truck tires and related distribution activities),
- Reporting Segment 2 (Truck tires and related distribution activities),
- Reporting Segment 3 (The other activities including speciality tires, earthmover and agricultural, aircraft tires, 2 wheels, maps and guides, ViaMichelin, Michelin LifeStyle and other sales).

The secondary segments are:

- Europe (Western and Eastern),
- North America (including Mexico),
- Others (Asia, South America, Middle-East and Africa).

Segment assets consist of goodwill and other intangible assets, PP&E, trade receivables and finished products inventories.

Corporate intangible assets and PP&E are allocated to each segment in proportion of directly attributed assets.

No operating liabilities are allocated to the segments into the Group's internal financial reporting.

Transfer prices between geographic segments are set on an arm's length basis.

Foreign currency translation

Presentation and functional currency

The financial statements of the Group's entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate and which corresponds for most of them to their local currency.

The consolidated financial statements are presented in euros (EUR), which is the Company's functional currency.

Transactions

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Exchange differences on equity investments classified as available-for-sale financial assets are included in the fair value reserve in equity.

Translation

The financial statements of Group entities that have a functional currency different from the Group's presentation currency are translated into euro as follows: assets and liabilities are translated at the closing rate at the date of the balance sheet, income and expenses are translated at the average rate of the period, and all resulting exchange differences are recognized as a separate component of equity.

Cash flows are also translated at the average rate of the period.

When an entity is sold, the exchange differences accumulated in equity are recycled in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of an entity are treated as assets and liabilities of the entity and translated at the closing rate.

Exchange rates of major currencies

Against the euro:	Closing rates		Average rates	
	31 December 2006	31 December 2005	Year ended 31 December 2006	Year ended 31 December 2005
US dollar (USD)	1.317	1.188	1.257	1.245
Swiss franc (CHF)	1.607	1.557	1.573	1.548
British pound (GBP)	0.670	0.688	0.682	0.684
Canadian dollar (CAD)	1.528	1.383	1.425	1.509
Polish zloty (PLN)	3.825	3.857	3.896	4.025
Brazilian real (BRL)	2.812	2.764	2.734	3.040
Japanese yen (JPY)	156.6	139.3	146.1	136.9
Chinese yuan (CNY)	10.29	9.589	10.02	10.20

Derivatives

Derivative financial instruments are used to manage financial exposures.

All derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as an hedging instrument, and if so, the nature of the item being hedged (hedging policy below).

All changes in fair value of derivatives not designated as hedging instruments are recorded as financial income or expense in the period in which they arise.

Fair values are based on market values for listed instruments or on mathematical models, such as option pricing models and discounted cash flow calculations for unlisted instruments. These models take into account market data.

Embedded derivatives are recognized separately if not closely related to the host contract.

Hedging

Some derivative financial instruments are designated as either:

- hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedges);
- hedges of highly probable forecast transactions (cash flow hedges); or
- hedges of net investments in foreign operations.

The Group generally limits the use of hedge accounting to certain significant transactions.

Some derivatives, while providing effective economic hedges under the Group's financial policies, do not qualify or have not been designated for hedge accounting (derivatives policy). For example, foreign currency derivatives that are used to hedge the currency exposure of financial assets and liabilities are not designated as hedging instruments.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategies. The Group also documents its assessment, both at inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

Changes in the fair value of derivatives are accounted for differently depending on the type of hedge:

• *Fair value hedges*

Changes in fair value of derivatives are recorded in the income statement, together with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

• *Cash flow hedges*

The effective portion of changes in the fair value of derivatives is recognized in equity. The gain and loss relating to the ineffective portion is recognized immediately in the income statement. Amounts accumulated in equity are recycled in the income statement in the period when the hedged item affects the income statement. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at the time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

• *Hedges of net investments in foreign operations*

These hedges are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the hedge is recognized in equity; the gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Earnings before interests, tax, depreciation and amortization (EBITDA)

The Group defines EBITDA as operating income before (i) non-recurring income and expenses and (ii) depreciation of property, plant and equipment (PP&E) and amortization of intangible assets, including goodwill, and any related impairment charge.

Revenue recognition

The amount of revenue is measured at the fair value of the consideration received, or receivable, taking into account the amount of any trade discounts allowed by the Group entities or any commercial incentives linked to sales. Deferred rebates are accrued based on past experience and expected payments.

Sales are recognized as follows:

• *Sales of goods*

Revenue from sales of goods is recognized when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold and will receive the economic benefits associated to the transaction. Due to the nature of the products, the general sales conditions, the logistics incoterms and the insurance contracts, the revenue is usually recognized at invoice date.

• *Sales of services*

Revenue from sales of services is recognized by reference to the stage of completion of the transaction at the balance sheet date, when this stage can be measured reliably and if the economic benefits associated with the transaction will flow to the Group.

Financial income is recognized as follows:

• *Interest income*

Interest income is recognized on a time-proportion basis using the effective interest rate method.

• *Dividend income*

Dividend income is recognized when the right to receive payment is established.

Cost of sales

Cost of sales comprizes the costs of manufacturing products and the costs of goods purchased for resale.

It includes the cost of purchase of material, the cost of production directly related to the manufactured products and all the production overheads, based on the normal capacity of production facilities.

Production overheads include depreciation of property, plant and equipment, amortization of intangible assets relating to production and write-downs of inventories.

Cost of sales also includes a relevant portion of general overheads to the extent that they are directly attributable to bringing the manufactured products to their present location and condition.

Research and development

Research cost cannot be capitalized. Development cost shall be capitalized as intangible assets when the conditions relating to the commercial and technical feasibility, the ability to allocate reliably the costs and the probability to generate future economic benefits are fulfilled.

Development costs are annually reviewed in order to determine whether the criteria of recognition as intangible assets are met.

Non recurring income and expenses

Unusual, abnormal or infrequent significant items of income and expenses are separately disclosed on the face of the income statement. They are fully described in the notes.

Income tax

Income tax expense includes both current and deferred taxes, plus any withholding tax on the royalties and the distribution of retained earnings within the Group, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is based on the results of Group companies and is calculated according to local rules including any adjustments to tax payable in respect of previous years.

Deferred tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements, using enacted or substantially enacted tax rates that are expected to prevail when the temporary differences reverse.

No deferred tax asset or liability is recognized on initial recognition of transactions that are not business combinations and that do not affect taxable profit.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the tax losses carried forward and the temporary differences can be utilized.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in a foreseeable future.

Intangible assets

Goodwill

Goodwill includes both the excess of the cost of an acquisition over the fair value of the acquired assets and liabilities at the date the acquisition is committed and the excess of the cost of purchased minority shares over the carrying value of the purchased non-controlling interests.

Goodwill is not subject to amortization. It is carried at cost less any accumulated impairment losses.

Adjustments to contingent considerations (estimated exercise prices) are recognized against goodwill.

Other intangible assets

Other intangible assets are capitalized to the extent that the future economic benefit related to these assets will flow to the Group and their costs are reliably identified.

They are amortized on a straight-line basis over their useful life which generally does not exceed 7 years.

Property, plant and equipment (PP&E)

Property, plant and equipment are measured at cost less accumulated depreciation and, when necessary, impairment. The gross carrying amount includes cost of acquisition or production cost and other costs directly attributable to the acquisition or the construction. Borrowing costs are expensed during the period in which they are incurred. Investments grants are initially accounted for as deferred income and are subsequently recognized as income over the useful life of the related asset.

Repair and maintenance are expensed as incurred. Other subsequent expenditures are included in the asset's carrying amount or recognized as a separate asset if the recognition criteria are met.

Property, plant and equipment are depreciated on a straight-line basis, except land which is not depreciated. Depreciation on property, plant and equipment reflects the pattern in which the asset's future economic benefits are expected to be consumed. Depreciation is allocated to the cost of goods sold, selling and marketing expenses, research and development expenses or general and administrative expenses.

The following depreciation periods, based on the expected useful lives of the respective assets, are applied throughout the Group:

– Building and general installations of land and buildings	25 years
– Industrial and commercial equipment	5-12 years
– Computer and telecommunication equipment	5 years
– Transport equipment	5 years
– Other	2-12 years

The useful lives of the assets and their respective residual value are reviewed annually.

When assets are sold or disposed, the difference between the net proceeds and the net carrying amounts of the assets is recognized in other operating income and expenses.

Property, plant and equipment which are financed by leases giving the Group substantially all of the risks and rewards of ownership are capitalized at the lower of the fair value of the leased item and the present value of the minimum lease payments at the inception of the lease. The leased assets are depreciated over the shorter of the lease term and the useful life of the leased assets if the transfer of the ownership of the leased assets is uncertain.

The payment obligations arising from the future finance lease payments are discounted and recognized as a financial liability in the balance sheet. The payments related to operating leases are expensed as incurred.

Impairment of non-financial assets

When there is any indication that the recoverable amount of an asset (intangible assets and property, plant and equipment) may be less than its carrying amount, the recoverable amount of the asset is measured and an impairment assessment is carried out.

At individual asset level, such indications generally come from a market value decrease, a technical obsolescence or an anticipated change of utilisation. The recoverable amount is usually based on the market value.

At global level, non-financial assets are grouped for impairment testing purposes at the lowest level for which there are separately identifiable cash flows (Cash Generating Units – CGU). All CGUs are tested annually. The recoverable amount is equal to the future cash flows discounted using the Weighted Average Cost of Capital (WACC). Future cash flows are based on the five years cash flow forecasts and a terminal value, which is equal to the cash flow forecasts divided by the WACC. The WACC is based on the equity rate derived from the market expected return on the Company shares, the debt rate and the country risk where the assets are located. Goodwill is impaired first and any remaining impairment charge is allocated among the other assets, based on their net carrying amounts at the closing date.

Changes in impairment balances are recognized in other operating income and expenses unless classified as non-recurring items.

When the circumstances which previously caused non-financial assets to be impaired no longer apply, the impairment losses are reversed accordingly. However, goodwill impairment can never be reversed.

Non derivative financial assets

The Group classifies its non-derivative financial assets in one of the following categories: loans and receivables, available-for-sale financial assets, financial assets at fair value through profit and loss, and held-to-maturity investments. The classification depends on the purpose for which the assets have been acquired. Management determines the classification of its non-derivative financial assets at initial recognition and re-evaluates this designation at every reporting date.

- Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date.
- Available-for-sale financial assets are non-monetary securities designated in this category. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.
- Financial assets at fair value through profit and loss have two sub-categories: financial assets held for trading, and those designated at fair value through profit and loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.
- Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

Purchases and sales of non-derivative financial assets are recognized on trade-date – the date on which the Group commits to purchase or sell the asset. Non-derivative

financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit and loss.
Non-derivative financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets are subsequently carried at fair value determined essentially by reference to a published price quotation in an active market. Loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets at fair value through profit and loss category are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized in equity unless the gains and losses are incurred as part of fair value hedges and therefore included in the income statement in the period in which they arise. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement.
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments cannot be reversed.

Inventories

Inventories are carried at the lower of cost and net realizable value.
The cost of raw material, supplies and purchased finished goods includes the purchase price and other costs directly attributable to the acquisition. The cost of work in progress and manufactured finished goods comprizes direct labour, other direct costs and production overheads based upon normal capacity of production facilities.
Borrowing costs are expensed as incurred.
Inventories are measured using the weighted-average cost method.
Net realizable value is the estimated selling price less the estimated cost to completion and the estimated selling expenses.
A write-down is recognized when the net realizable value is lower than the cost and is reversed when it becomes apparent that the circumstances which previously caused inventories to be written down below cost no longer exist.

Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less impairment.
When payment terms are shorter than one year, the initial fair value and the subsequent amortized cost are equal to the nominal amount.
An impairment of trade receivables is recognized when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the impairment charge is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The impairment charge is recognized as sales and marketing expenses.
When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against sales and marketing expenses in the income statement.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Share capital

Ordinary shares are classified as equity.
Where any Group company purchases the Company's equity share capital, directly or through a liquidity contract with an investment services provider, the consideration paid, including any directly attributable incremental costs, is classified as treasury shares and is deducted from equity.
Where such shares are subsequently sold, any consideration received, net of any directly attributable costs, is included in equity.

Non-derivative financial liabilities

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
Equity financings are classified as non-derivative financial liabilities when there is a repayment obligation.
Non-derivative financial liabilities are recognized initially at fair value, net of transaction costs incurred, and subsequently at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.
To the extent that borrowings are hedged under qualifying fair value hedges, the carrying value of the hedged item is adjusted for the fair value movement attributable to the risk being hedged.

Employee benefits

Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses and non-monetary benefits are recognized in the year in which the employees of the Group have rendered the associated services.
Where long-term employee benefits, such as pension and other post-employment benefits, are provided by the Group, a liability or an asset and the related cost are recognized.

Pension and other post-employment benefits

Post-employment benefits are benefits payable after the completion of employment. Group companies provide retirement benefits for most of their employees, either directly or by contributing to independently administered funds. The benefits provided by the Group vary according to the legal, tax and economic circumstances of each country and usually are based on one or more factors such as employees' remuneration, age and years of service. The obligations relate both to existing retirees and to entitlements of future retirees.

Group companies provide post-employment benefits under defined contribution plans and defined benefit plans.

In the case of **defined contribution plans**, the company pays fixed contributions to state or private insurance companies. Once the contributions have been paid, the company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay to all employees the corresponding benefits.

The regular contributions are recognized as a periodic expense for the year in which they are due and, as such, are included in the cost of goods sold, selling expenses, research and development expenses or general administration expenses.

As of today most of post-employment benefit plans are **defined benefit plans** with a distinction to be made between externally funded plans (mainly pension plans) with the assets of the plan held separately in independently administered funds and unfunded plans such as healthcare benefit plans and retirement indemnities.

The measurement of the post-employment benefit liabilities, and the related current service cost, is based upon the Projected Unit Credit Method.

A defined benefit plan is a plan that defines an amount of benefits that the Group is committed to pay to current and former employees.

All defined benefit plans are subject to actuarial calculations carried out annually for the largest plans and on regular basis for other plans. These actuarial valuations are provided by independent actuaries. Actuarial assumptions primarily regarding discount rates, projected rates of remuneration growth, expected growth of healthcare costs and long-term expected rates of return on plan assets are incorporated in the actuarial valuations and annually reviewed.

The liability or the asset recognized in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets taking into account any unrecognized actuarial gains or losses and past service costs.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds in the country of the obligation and that have terms of maturity approximating to the term of the related benefit liability.

A net asset is recognized only to the extent that it represents a future economic benefit which is actually available to the Group in the form of refunds from the plan or reductions in future contributions to the plan.

Actuarial gains or losses arise mainly from changes in actuarial assumptions and differences between assumptions and actual experiences. They are recognized in the income statement as a component of the Group's net periodic benefit plan cost only to the extent that, as of the beginning of the year, their net cumulative amount exceeds 10 % of the greater of (1) the present value of the defined benefit obligation or (2) the fair value of the plan assets. In such case, the portion of actuarial gains or losses recognized in the income statement is the resulting excess divided by the expected average remaining working lives of the employees participating in the plan.

Past service costs may arise when a new defined benefit plan is set up or changes on payable benefits under an existing defined benefit plan are introduced. They are recognized immediately in the income statement if the benefits are vested. They are amortized on a straight-line basis over the average period until the benefits become vested if the benefits are not yet vested.

The Group's net periodic benefit plan cost charged to the operating income consists of current service cost, interest cost, expected return on assets, curtailments and settlements, past service costs as well as actuarial gains and losses to the extent that they are recognized.

Share based payments

Benefits related to share options granted to the Managing Partner and to Group employees are measured, at grant date, using a binomial model.

The benefits are spread over the period during which the services are rendered. They are recognized in other operating income and expenses.

Volatility measurement is based over a period equal to the expected lifetime of the option. Related historical share market values before grant date are used.

Provisions

Provisions are recognized when a legal or constructive obligation has been incurred which will probably lead to an outflow of resources that can be reasonably estimated.

Restructuring provisions are recognized when the Group has a detailed formal plan that has been announced.

Provisions are recorded at the net present value for the estimated cash outflows.

4 • Financial risk management

4.1. Financial risk management policy

4.1.1. Liquidity Risk

The Corporate Finance Department is responsible for ensuring the financing of the Group's liquidity position at the lowest cost. The levels of the confirmed credit lines and available cash in-hand are fixed by taking into account the forecast for treasury requirements including a security margin to cope with economic uncertainties. These long-term backup credit lines are essentially concentrated at the holding company, Compagnie Financière Michelin (CFM). Except in the case of particular obligations related to the specificities of local financial markets, Michelin's operating subsidiaries have access to ample short-term non-confirmed credit lines from banks to meet their day-to-day financing requirements, as well as access to CFM's confirmed credit lines in order to deal with major contingencies.

As a matter of prudent financial policy, the Group has always guarded against the inclusion in its financial contracts of covenants providing for ratios or "material adverse change" that could affect its ability to mobilize loans or affect their term. As at 31 December 2006 no such clause featured in Group borrowings whatsoever. A number of contracts, however, included "negative pledge" and "cross default" clauses, but these were qualified by thresholds and exemptions.

4.1.2. Currency risk

Transaction Currency Risk

Group subsidiaries continually calculate their accounting foreign exchange exposure in relation to their functional currency and hedge it systematically. A number of temporary exemptions can, however, be granted by the Corporate Finance Department where justified under exceptional market conditions. Foreign currency payables and receivables of the same type and with similar maturities are netted off and only the net exposure is hedged. This is normally carried out through the holding CFM, or, alternatively, through a bank. CFM in turn assesses its own resulting exposure and hedges it with its banking partners. The main hedging instruments used are forward currency contracts. Constant monitoring of exchange gains and losses as well as regular audits ensure that the hedging policy is adhered to by all Group entities.

Currency Translation Risk

Equity investments in foreign subsidiaries are booked in the functional currency of the holding company. These investments, which are not included in the holding company foreign exchange position, are financed in the currency of the holding company.

Future cash flows from these long-term investments (dividends, fees for R&D services and trademark licenses and capital increases) are hedged on a selective basis according to the probability of the cash flows occurring.

Available-for-sale investments are not hedged for currency exchange risks.

4.1.3. Interest Rate Risk

The interest rate management policy is coordinated and monitored at Group level with a view to protecting future cash flows and reducing the volatility of the financial costs. Short-term positions are managed at the level of the individual countries. The Group uses several instruments available in the market and in particular interest rate swaps or forward interest rate contracts.

4.1.4. Equity Risk

Equity investments are made with strategic rather than trading approach.

Equities are held for medium and long term prospective, and not for a short term trading portfolio management.

4.1.5. Counterparty Risk

The Group chooses its banks extremely carefully and even more so with respect to cash investments. Indeed, considering it to be inappropriate to add financial risk to the industrial and trade risks that are associated with its operations, Michelin gives priority to the security and the liquidity of all its cash investments. These are invested in the short term (generally less than three months) with blue chip banks and on investment-type (deposit certificate, UCITS) financial instruments.

4.1.6. Credit Risk

The Credit Department, which is part of the Corporate Finance Department, sets the maximum payment terms and customer credit limits to be applied by the operating entities. In 2006, the Credit Department contributed to raise awareness concerning the size of Michelin's account receivable. It also focused on improving systems and processes and enhancing the skills of Michelin's credit managers in the organization.

4.2. Financial risk facts and figures

4.2.1. Liquidity Risk

The Group's liquidity position can be analyzed as follows:

(in EUR million)	31 December 2006	31 December 2005
Financial liabilities (note 25)	**4,893**	**4,739**
- less, liability derivative instruments (notes 16 and 25)	(21)	(19)
Financial liabilities excluding derivative instruments	**4,872**	**4,720**
- including current debt	2,136	1,628
- including non-current debt	2,736	3,092
Cash and cash equivalents (note 23)	**(680)**	**(611)**
Undrawn, confirmed credit lines (1 year +)	**1,785**	**1,922**

The difference in cost between carrying a treasury surplus and the present level of commissions on confirmed credit lines is to prefer confirmed credit line-based financing.

The schedule of long-term financial debt and undrawn credit lines breaks down as follows:

At 31 December 2006


in EUR million
1,500
1,000
500
0
2008
2009
2010
2011
2012
2013
2014
and beyond*
non-current financial liabilities
Long-term undrawn lines of credit

At 31 December 2005


in EUR million
1,500
1,000
500
0
2007
2008
2009
2010
2011
2012
2013
and beyond*
Non-current financial liabilities
Long-term undrawn lines of credit

(*) Includes the lowest ranking subordinated notes issued by CGEM in 2003 and redeemable in cash (TSDR) for an amount of EUR 500 million, which have a reimbursement date in December 2033. However CGEM is entitled, at its discretion, to redeem early all the notes in cash at par in December 2013, and thereafter every three months after this date until the maturity date of the notes in December 2033.

4.2.2. Currency Risk

Transaction Currency Risk

The following tables set forth the Group's transactional exchange positions (when a monetary asset or liability is denominated in a currency other than the company's functional currency), before and after hedging.

At 31 December 2006

(in EUR million)	EUR	USD	JPY	CAD	Other
Monetary assets	7,218	3,391	475	397	1,057
Monetary liabilities	(8,046)	(2,485)	(86)	(144)	(686)
Net position before hedging	**(828)**	**906**	**389**	**253**	**371**
Hedges	759	(1,003)	(378)	(248)	(335)
Net position after hedging	**(69)**	**(97)**	**11**	**5**	**36**

At 31 December 2005

(in EUR million)	EUR	USD	JPY	CAD	Other
Monetary assets	6,089	3,701	485	354	406
Monetary liabilities	(5,656)	(1,623)	(302)	(183)	(280)
Net position before hedging	**433**	**2,078**	**183**	**171**	**126**
Hedges	(451)	(2,135)	(164)	(167)	(86)
Net position after hedging	**(18)**	**(57)**	**19**	**4**	**40**

An unfavorable change in the value of the Euro against all other currencies would represent an aggregate impact smaller than EUR 2 million (2005: EUR 1 million) in the consolidated income statement, after hedging, for every cent change.

Currency Translation Risk

A breakdown of consolidated equity risk by currency is provided in the following table:

(in EUR million)	2006	2005
EUR	1,751	1,599
CHF	738	775
USD	654	602
PLN	362	361
BRL	282	200
CAD	205	279
GBP	140	108
CNY	139	145
Other	417	458
Total	**4,688**	**4,527**

4.2.3. Interest Rate Risk

The interest rate risk net exposure both before and after hedging was the following:

At 31 December 2006

(in EUR million)		Fixed rates		
	Floating rates	1 - 5 years	> 5 years	Total
Liabilities	3,248	634	1,011	4,893
Assets	(819)	(25)	(56)	(900)
Net exposure before hedging	**2,429**	**609**	**955**	**3,993**
Hedges	220	(220)	-	-
Net exposure after hedging	**2,649**	**389**	**955**	**3,993**

At 31 December 2005

(in EUR million)		Fixed rates		
	Floating rates	1 - 5 years	> 5 years	Total
Liabilities	2,926	782	1,031	4,739
Assets	(766)	(64)	(39)	(869)
Net exposure before hedging	**2,160**	**718**	**992**	**3,870**
Hedges	214	(214)	-	-
Net exposure after hedging	**2,374**	**504**	**992**	**3,870**

A 1 point (1%) change in short-term interest rates would translate into a EUR 26 million (2005: EUR 24 million) change in the Group's interest income and expenses.

Besides, a 1 point (1%) parallel shift on the yield curve would translate into a EUR 67 million (2005: EUR 83 million) changes in the fair value of the financial assets (loans and deposits in note 15) and liabilities (financial liabilities in note 25). Most of these changes would not be accounted for since the underlying financial assets and liabilities are essentially measured at amortized costs (except mainly for derivative instruments).

4.2.4. Equity Risk

Equity risk is the risk for a 10% unfavorable change in the price of the Group's investment portfolio.

(in EUR million)	31 December 2006	31 December 2005
Carrying amount (note 15)	248	306
Impact on income statement	-	-
Impact on equity	**(21)**	**(14)**

The impact calculation includes hedging instruments (note 15) but does not include taxes.

4.2.5. Counterparty Risk

More than 80% of the Group's cash and cash equivalents are concentrated with 15 major international banking groups that are all rated single A or above.

4.2.6. Credit Risk

As at 31 December 2006, net receivable balances from the ten largest customers, each amounting to more than 0.7% of the total balance, amount to EUR 571 million (2005: EUR 600 million). Five of these customers are located in North America and five in Europe.

At the same date, forty customers (2005: forty seven) have been granted credit limits in excess of EUR 10 million. Out of these, twenty are located in Europe, eighteen in North America and two in Asia.

There was no significant amount of collateral received to limit credit risk.

In 2006, credit losses represent 0.12% of sales (2005: 0.13%).

4.2.7. Commodities derivatives

In 2006, the Group did not have any significant derivative hedging purchases of commodities.

5 • Segment reporting

Business segments (in EUR million)

At 31 December 2006

	SR 1	SR 2	SR 3	Total
Profit and loss information				
Sales	8,991	5,418	1,975	16,384
Operating income before non-recurring income and expenses	736	357	245	1,338
In percentage of sales	*8.2%*	*6.6%*	*12.4%*	*8.2%*
Segment assets				
Intangible assets and PP&E	4,121	2,451	895	7,467
Finished products inventories	1,190	705	347	2,242
Trade receivables	1,772	1,008	457	3,237
Total segment assets	**7,083**	**4,164**	**1,699**	**12,946**
Other information				
Depreciation and amortization charge	494	259	98	851
Impairment charge	6	-	14	20
Capital expenditure	747	429	238	1,414

At 31 December 2005

	SR 1	SR 2	SR 3	Total
Profit and loss information				
Sales	8,621	5,072	1,897	15,590
Operating income before non-recurring income and expenses	782	451	135	1,368
In percentage of sales	*9.1%*	*8.9%*	*7.1%*	*8.8%*
Segment assets				
Intangible assets and PP&E	4,175	2,347	691	7,213
Finished products inventories	1,120	690	331	2,141
Trade receivables	1,775	1,056	442	3,273
Total segment assets	**7,070**	**4,093**	**1,464**	**12,627**
Other information				
Depreciation and amortization charge	476	251	79	806
Impairment charge	-	-	(3)	(3)
Capital expenditure	709	469	158	1,336

Reporting Segment 1: Passenger Car and Light Truck tires and related distribution activities.
Reporting Segment 2: Truck tires and related distribution activities.
Reporting Segment 3: The other activities including speciality tires, earthmover and agricultural, aircraft tires, 2 wheels, maps and guides, ViaMichelin, Michelin LifeStyle and other sales.
As mentioned in note 3, no operating liabilities are allocated to the segments into the Group's internal financial reporting.

Geographical segments (in EUR million)

At 31 December 2006

	Europe	North America	Other zones	Total
Sales	8,017	5,738	2,629	16,384
Segment assets	7,457	3,487	2,002	12,946
Capital expenditure	888	303	223	1,414

At 31 December 2005

	Europe	North America	Other zones	Total
Sales	7,664	5,538	2,388	15,590
Segment assets	6,837	3,829	1,961	12,627
Capital expenditure	829	247	260	1,336

6 • Expenses by nature

The following recurring items are allocated in the appropriate headings of expenses by function in the income statement.

(in EUR million)	Year ended 31 December 2006	Year ended 31 December 2005
Raw materials and consumables used and changes in finished products inventories	(6,518)	(5,860)
Employee benefit costs (note 7)	(4,718)	(4,780)
Transportation of goods	(901)	(851)
Depreciation, amortization and impairment charges	(871)	(803)
Other expenses	(2,038)	(1,928)
Total expenses by nature	**(15,046)**	**(14,222)**

7 • Employee benefits costs

(in EUR million)	Year ended 31 December 2006	Year ended 31 December 2005
Wages and salaries	(3,564)	(3,519)
Social security costs	(971)	(964)
Costs related to defined benefit plans	(118)	(246)
Costs related to defined contribution plans	(58)	(48)
Share options costs (note 27)	(7)	(3)
Total employee benefits costs	**(4,718)**	**(4,780)**

The charges for employee benefits are allocated to the appropriate headings of expenses by function in the income statement. The average number of employees in 2006 is 126,673 (2005: 127,319).

8 • Other operating income and expenses

The following recurring items are recognized within the other operating income and expenses in the income statement.

(in EUR million)	Year ended 31 December 2006	Year ended 31 December 2005
Gain/(loss) on disposal of intangible and PP&E	64	7
Restructuring costs	(32)	(6)
Decrease/(increase) of impairment of intangible and PP&E	(20)	3
Retiree benefit costs	(60)	(64)
Other operating income and (expenses)	10	12
Total other operating income and (expenses)	**(38)**	**(48)**

9 • Non-recurring income and expenses

2006

Canada:

BFGoodrich Tire Manufacturing, a business of Michelin North America (Canada) Inc., has decided to close its facility located in Kitchener, Ontario. The company shifted production to other BFGoodrich Tire Manufacturing facilities in North America.

The provision of EUR 157 million covers severance costs, medical benefits and other social costs, pension and post retirement costs, plant and equipment impairments.

Nigeria:

Michelin Group has decided to stop tire manufacturing operations of its Nigerian Port-Harcourt plant. Technical unemployment measures, in place since December 2006, have been prolonged till mid-may in order to find and implement support measures for the concerned employees. The Port-Harcourt plant mostly manufactures Truck tires for the local market and the African continent.

A provision of EUR 63 million has been recognized to cover the costs and impairments linked to this decision.

As announced on 18 January 2007, it was agreed with the Nigerian authorities to seek together, as quickly as possible, a buyer back.

2005

Medicare Part D:

In 2005, Michelin North America modified its post-retirement prescription drug plans for non-union employees in the United States. Changes to the U.S. government Medicare program, specifically the introduction of Part D prescription drug coverage, facilitated this plan change. The new plan was effective 1 January 2006 and was fully communicated to affected active employees and retirees in 2005.

The change resulted in a EUR 401 million reduction in the Group's PBO. This reduction was mainly generated by Medicare-eligible retirees and their dependents participating in Medicare Part D from 1 January 2006, and by providing pre-Medicare retirees and their dependents with prescription drug benefits similar to Medicare.

EUR 256 million of the reduction in PBO was recognized as a non-recurring gain before tax in the 2005 consolidated results. This was the portion of the reduction in PBO relating to current retirees and employees eligible for retirement. It was considered Past Service Cost and was recognized in the income statement immediately. The remaining portion of the EUR 401 million reduction in PBO is being amortized into earnings on a straight-line basis over the average period until employees are eligible to retire.

Restructuring:

A restructuring provision of EUR 50 million was recognized in 2005 essentially for the disposal of the Truck manufacturing activities in the plant of Poitiers (France).

10 • Cost of net debt and other financial income and expenses

The cost of net debt and other financial income and expenses are broken down in the table below.

(in EUR million)	Year ended 31 December 2006	Year ended 31 December 2005
Cost of net debt		
Gross financing expenses		
Interest financing expenses	(254)	(254)
Currency remeasurement	(59)	(44)
Other financing expenses	(12)	(29)
	(325)	**(327)**
Interest income from cash and cash equivalents	10	17
	(315)	**(310)**
Other financial income and expenses		
Net income from financial assets (other than cash and cash equivalents)		
Interest income	7	30
Gains (losses) on disposal of available-for-sale financial investments	119	(4)
Impairment	-	(6)
Dividend income	4	6
	130	**26**
Expense from unwinding the discount of provisions	(4)	(6)
Other	9	10
	135	**30**

11 • Income tax

The income tax expense is detailed as follows:

(in EUR million)	Year ended 31 December 2006	Year ended 31 December 2005
Current tax expense	(221)	(230)
Deferred tax income/(expense) (note 18)	(148)	(181)
Total income tax	**(369)**	**(411)**

Current tax includes EUR 23 million of withholding tax on royalties and distribution of retained earnings between Group companies (2005: EUR 25 million).

Reconciliation of Group effective tax expense:

(in EUR million)	Year ended 31 December 2006	Year ended 31 December 2005
Income before tax	**942**	**1,300**
Tax calculated at domestic tax rates applicable to profits in the respective countries	(316)	(454)
Tax effect from		
– permanent differences	6	(24)
– variances of unrecognized temporary differences	28	1
– variances of unrecognized tax losses	(33)	44
– change in tax rates	(55)	(13)
– other items	24	60
Tax expense (excluding withholding tax)	**(346)**	**(386)**

12 • Earnings per share

Basic earnings per share are calculated by dividing the profit attributable to Shareholders of the Company by the weighted average number of shares outstanding during the year, excluding shares purchased by the Group and held as treasury shares.

Diluted earnings per share are calculated adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Company only has share options (note 27) as dilutive potential shares. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Components of the basic and diluted earnings per share calculations are presented in the table below.

	Year ended 31 December 2006	Year ended 31 December 2005
Net income (EUR million), excluding the non-controlling interest	572	889
- less, proposed attributions to General Partners	(6)	(11)
Net income attributable to Shareholders used in the calculation of both basic and diluted earnings per share	**566**	**878**
Weighted average number of shares (thousands of shares) outstanding used in the calculation of basic earnings per share	143,390	143,387
- plus, adjustment for share options	305	174
Weighted average number of shares used in the calculation of diluted earnings per share	**143,695**	**143,561**
Earnings per share attributable to Shareholders (euros)		
- basic	3.95	6.13
- diluted	3.94	6.12

13 • Intangible assets

Changes in intangible assets are as follows:

(in EUR million)	Goodwill	Other intangibles	Total
Gross carrying amounts			
At 1 January 2005	**308**	**584**	**892**
Exchange differences	21	23	44
Additions (including emission rights)	133	103	236
Disposals	(7)	(14)	(21)
Changes in the scope of consolidation	-	(10)	(10)
Transfers and other	-	11	11
At 31 December 2005	**455**	**697**	**1,152**
Exchange differences	(10)	(16)	(26)
Additions (including emission rights)	5	83	88
Disposals (including emission rights)	(11)	(33)	(44)
Changes in the scope of consolidation	-	2	2
Transfers and other	-	6	6
At 31 December 2006	**439**	**739**	**1,178**
Accumulated amortization and impairment			
At 1 January 2005	**(7)**	**(430)**	**(437)**
Exchange differences	-	(17)	(17)
Amortization	-	(70)	(70)
Net impairment	(11)	(2)	(13)
Disposals	7	13	20
Changes in the scope of consolidation	-	4	4
Transfers and other	-	(3)	(3)
At 31 December 2005	**(11)**	**(505)**	**(516)**
Exchange differences	-	12	12
Amortization	-	(64)	(64)
Net impairment	-	-	-
Disposals	11	8	19
Changes in the scope of consolidation	-	-	-
Transfers and other	-	(9)	(9)
At 31 December 2006	**-**	**(558)**	**(558)**
Net carrying amounts at 31 December 2006	**439**	**181**	**620**
Net carrying amounts at 31 December 2005	444	192	636

Goodwill

No significant change in value for goodwill was recorded in 2006.

At 31 December 2006, the amounts allocated to the CGU are :

• CGU Passenger car and light truck North America and Mexico	EUR 113 million
• CGU Passenger car and light truck Asia	EUR 111 million
• CGU Passenger car and light truck Other zones	EUR 84 million
• Other CGU's	EUR 130 million

Others intangible assets

There are no intangible assets with indefinite useful life.

Software

The net carrying amount at 31 December 2006 relates to software amounts to EUR 138 million (2005: EUR 140 million). Software is initially recognized at cost. Cost includes cost of acquisition or production cost and other cost directly attributable to the acquisition or the production.

Emission rights

The annual emission rights of greenhouse gas (CO_2) granted to the Group for its energy fittings in some European countries amounts to 1.3 million of tons from 2005 to 2007. They are slightly higher than the actual CO_2 emissions of these installations.

The allowances granted are recognized as an intangible asset by using the daily rate of their attribution. The counterpart is recognized as a government grant.

Given the global balance between the rights granted and the actual emissions, the expense, the related liability and the income corresponding to the use of the grant are accounted for at the grant rate. Therefore, they do not have any significant impact on the income statement.

The balance of the rights granted at 31 December 2006 is equal to the allowances granted in 2006, adding those granted in 2007 for some countries. It amounts to 1.8 million of tons representing a value of EUR 23 million. The liability linked to the actual emissions in 2006 amounts to 1.3 million of tons representing a value of EUR 20 million. It will be offset by the delivery of the allowances granted.

The global balance between the rights granted and the actual emissions has led the Group to sell on the markets the actual excess rights. So, there is no expectation to buy allowances at the end of 2007.

Development costs

In 2006 and 2005, no development costs were capitalized since the criteria of recognition as intangible assets are not met.

To be recognized as an asset, the development costs incurred within the context of a new product or a significant product renewal project must fulfil six recognition criteria.

One of these criteria requires the entity to demonstrate the existence of a market for the output of the intangible asset. The existence of the market is demonstrated only when the Group has obtained the manufacturer approval and when the level of profitability generated from the business plan proposed by the manufacturers is in line with Group objectives.

In practice, the corresponding development costs are incurred at a stage of the project which is prior to the manufacturer approval.

Impairment of assets

The accumulated impairment for intangible assets at 31 December 2006 amounts to EUR 13 million (2005: EUR 14 million).

14 • Property, plant and equipment

Changes in property, plant and equipment were as follows:

(in EUR million)	Land and Buildings	Industrial equipments	Other equipments	Total
Gross carrying amounts				
At 1 January 2005	**3,424**	**9,884**	**1,333**	**14,641**
Exchange differences	178	695	61	934
Additions (including new finance lease contracts)	232	948	88	1,268
Disposals	(70)	(326)	(106)	(502)
Changes in the scope of consolidation	(7)	(165)	(19)	(191)
Transfers and other	(25)	2	6	(17)
At 31 December 2005	**3,732**	**11,038**	**1,363**	**16,133**
Exchange differences	(89)	(419)	(29)	(537)
Additions (including new finance lease contracts)	278	1,000	106	1,384
Disposals	(113)	(291)	(68)	(472)
Changes in the scope of consolidation	(2)	(3)	(11)	(16)
Transfers and other	8	(34)	10	(16)
At 31 December 2006	**3,814**	**11,291**	**1,371**	**16,476**
Accumulated amortization and impairment				
At 1 January 2005	**(1,689)**	**(6,141)**	**(1,085)**	**(8,915)**
Exchange differences	(96)	(419)	(46)	(561)
Amortization	(91)	(566)	(79)	(736)
Net impairment	1	19	(3)	17
Disposals	42	298	95	435
Changes in the scope of consolidation	14	174	12	200
Transfers and other	-	(118)	122	4
At 31 December 2005	**(1,819)**	**(6,753)**	**(984)**	**(9,556)**
Exchange differences	54	274	21	349
Amortization	(102)	(608)	(78)	(788)
Net impairment	(4)	(57)	(1)	(62)
Disposals	80	271	60	411
Changes in the scope of consolidation	1	2	3	6
Transfers and other	-	6	6	12
At 31 December 2006	**(1,790)**	**(6,865)**	**(973)**	**(9,628)**
Net carrying amounts at 31 December 2006	**2,024**	**4,426**	**398**	**6,848**
Net carrying amounts at 31 December 2005	1,913	4,285	379	6,577

Net property, plant and equipment of EUR 42 million are pledged as security of financial liabilities (2005: EUR 35 million).
Net property, plant and equipment include EUR 1,262 million of assets under construction (2005: EUR 1,148 million).
The accumulated impairment of PPE at 31 December 2006 amounts to EUR 178 million (2005: EUR 125 million).
The WACC used to discount the future cash flows of the CGU ranged between 10% and 13%.

Finance leases

Capitalized property, plant and equipment held under finance leases at 31 December 2006 amount to EUR 206 million (2005: EUR 191 million). The gross carrying amounts of these assets total EUR 389 million (2005: EUR 392 million).
The future minimum payments under finance leases by maturity are shown in the following table:

(in EUR million)	31 December 2006		31 December 2005	
	Present Value	Not discounted	Present Value	Not discounted
Within one year	40	41	35	48
Between one and five years	164	205	184	224
More than five years	80	106	88	107
Total of future minimum payments (note 25)	**284**	**352**	**307**	**379**

Operating leases

Total operating lease rents recognized in the income statement are EUR 231 million (2005: EUR 228 million).
Future minimum payments under non-cancellable lease by maturity are as follows (not discounted):

(in EUR million)	31 December 2006	31 December 2005
Within one year	114	105
Between one and five years	217	213
More than five years	94	91
Total of future minimum payments	**425**	**409**

15 • Non-current financial assets and other assets

The carrying amount of the long-term financial assets is detailed in the table below :

(in EUR million)	31 December 2006	31 December 2005
Financial assets		
Available-for-sale investments	242	168
Loans and deposits	170	190
Derivative instruments (note 16)	12	22
Other	22	20
	446	400
Other assets		
Benefits – asset portion (note 26)	3	35
Total non-current financial assets and other assets	**449**	**435**

Available-for-sale investments

Available-for-sale investments consist essentially of a portfolio of equities, which is intended to be disposed as follows:

(in EUR million)	31 December 2006	31 December 2005
Non-current portion	242	168
Current portion (note 21)	6	138
Total portfolio of available-for-sale investments	**248**	**306**

As at 31 December 2005, the current portion of the portfolio was made up of 2,826,000 shares of Peugeot SA. These shares were sold in February 2006 generating an income before taxes of EUR 114 million (classified in other financial income and expenses).

Movements in the portfolio during the year are broken down in the table below.

(in EUR million)	2006	2005
At 1 January	**306**	**260**
Exchange differences	(6)	(1)
Additions	60	16
Disposals	(141)	(4)
Fair value changes transferred to equity	29	35
At 31 December	**248**	**306**

During 2005 and 2006, no impairment charge was recognized in the income statement.

The portfolio can be broken down by currency as follows:

(in EUR million)	2006	2005
KRW (Korean Won)	117	62
EUR	70	193
INR (Indian Rupee)	33	30
IDR (Indonesian Rupiah)	15	15
Other currencies	13	6
Total	**248**	**306**

Loans and deposits

The carrying amount of loans and deposits is detailed in the table below.

(in EUR million)	31 December 2006	31 December 2005
Gross loans and deposits	294	309
– less impairment	(74)	(51)
Net loans and deposits	**220**	**258**
– less current portion (note 21)	(50)	(68)
Non-current portion	**170**	**190**

Loans and deposits include essentially bank deposits (more than three months) as well as loans to employees and customers. The fair value, which is calculated in accordance with note 2 (Basis of preparation: Fair value of financial instruments), amounts to EUR 205 million (2005: EUR 242 million).

At 31 December 2006 the effective interest rate is 2.36% (2005: 1.80%).

The breakdown by currency and maturity is presented in the tables below.

At 31 December 2006

(in EUR million)	Within one year	Between one and five years	More than five years	Total
EUR	24	25	53	102
CHF	15	44	-	59
GBP	5	18	-	23
Other	6	28	2	36
Total	**50**	**115**	**55**	**220**

At 31 December 2005

(in EUR million)	Within one year	Between one and five years	More than five years	Total
EUR	41	92	37	170
CHF	15	10	-	25
GBP	5	15	-	20
Other	7	36	-	43
Total	**68**	**153**	**37**	**258**

16 • Derivative financial instruments

As mentioned in note 3 (hedging policy), some derivatives, while complying with the Group's financial risk management policies, have not been designated as hedging instruments for hedge accounting purposes.

Derivative assets

(in EUR million)	31 December 2006		31 December 2005	
	Fair values	Contractual amounts	Fair values	Contractual amounts
Total derivative assets (note 25)				
Hedging instruments in fair value hedges				
– Interest-rate derivatives	12	220	22	220
– Equity derivatives	-	-	6	139
Derivatives not designated as hedging instruments				
– Currency derivatives	19	1,718	10	380
– Other derivatives	4	23	7	21
	35	**1,961**	**45**	**760**
Less long-term portion included in long-term financial assets (notes 15 and 25)				
Interest-rate derivatives in fair value hedges	(12)	(220)	(22)	(220)
	(12)	**(220)**	**(22)**	**(220)**
Short-term portion included in short-term financial assets (note 21)	**23**	**1,741**	**23**	**540**

Derivative liabilities

(in EUR million)	31 December 2006		31 December 2005	
	Fair values	Contractual amounts	Fair values	Contractual amounts
Total derivative liabilities				
Derivatives not designated as hedging instruments				
– Currency derivatives	21	915	19	2,863
– Other derivatives	-	12	-	-
	21	**927**	**19**	**2,863**
Less long-term portion included in long-term financial liabilities (note 25)	-	-	-	-
Short-term portion included in short-term financial liabilities (note 25)	**21**	**927**	**19**	**2,863**

The contractual amounts of currency derivative financial instruments, essentially forward exchange contracts and cross-currency swaps are set forth by currency in the tables below.

At 31 December 2006

(in EUR million)	Currencies purchased forward					
	EUR	USD	CHF	JPY	Other	Total
Currencies sold forward:						
EUR	-	5	16	1	27	49
USD	482	-	481	13	40	1,016
CHF	-	-	-	-	-	-
JPY	367	-	-	-	1	368
PLN	289	9	-	-	-	298
Other	289	301	-	244	68	902
Total	**1,427**	**315**	**497**	**258**	**136**	**2,633**

At 31 December 2005

(in EUR million)	Currencies purchased forward					
	EUR	USD	CHF	JPY	Other	Total
Currencies sold forward:						
EUR	-	-	157	-	62	219
USD	632	-	720	-	65	1,417
CHF	90	-	-	-	228	318
JPY	343	1	25	-	1	370
PLN	-	-	-	-	-	-
Other	319	258	92	245	5	919
Total	**1,384**	**259**	**994**	**245**	**361**	**3,243**

The contractual amounts of the non currency derivative financial instruments are set forth by currency in the tables below:

At 31 December 2006

(in EUR million)	EUR	USD	Total
Interest-rate swaps	220	-	220
Equity derivatives	-	-	-
Other derivatives	4	31	35
Total	**224**	**31**	**255**

At 31 December 2005

(in EUR million)	EUR	USD	Total
Interest-rate swaps	220	-	220
Equity derivatives	139	-	139
Other derivatives	-	21	21
Total	**359**	**21**	**380**

The contractual amounts of derivative financial instruments are set forth by maturity in the table below:

(in EUR million)	31 December 2006			31 December 2005		
	Within one year	In the 2nd to the 5th year inclusive	Total	Within one year	In the 2nd to the 5th year inclusive	Total
Interest-rate swaps	-	220	220	-	220	220
Currency derivatives	2,633	-	2,633	3,243	-	3,243
Equity derivatives	-	-	-	139	-	139
Other derivatives	35	-	35	21	-	21
Total	**2,668**	**220**	**2,888**	**3,403**	**220**	**3,623**

17 • Investments in associates and joint ventures

The investments in associates and joint ventures of EUR 71 million (2005: EUR 50 million) include essentially Woco Michelin AVS BV in the Netherlands and the SIPH Group in France.

The associates and joint ventures' financial statements include the following amounts:
- Assets: EUR 597 million (2005: EUR 471 million)
- Liabilities: EUR 371 million (2005: EUR 333 million)
- Net sales: EUR 917 million (2005: EUR 504 million)
- Net Income: EUR 25 million (2005: EUR 3 million)

18 • Deferred tax assets and liabilities

The amounts of the deferred tax in the balance sheet are:

(in EUR million)	31 December 2006	31 December 2005
Deferred tax assets	1,005	1,227
Deferred tax liabilities	(58)	(71)
Net deferred tax assets	**947**	**1,156**

The detail in deferred tax assets and liabilities at the end of the periods, without taking into account the offsetting of balances, is as follows:

(in EUR million)	31 December 2006	31 December 2005
Deferred tax assets by type of temporary difference		
Intangible assets	27	34
Financial instruments	125	67
Inventories	42	28
Current receivables/payables	187	239
Employee benefits	784	880
Provisions	123	132
Unused tax losses	111	227
Unused tax credits	(26)	(7)
	1,373	**1,600**
Deferred tax liabilities by type of temporary difference		
Property, plant and equipment	(426)	(444)
Financial instruments	-	-
	(426)	**(444)**
Net assets	**947**	**1,156**

The gross movement on the net deferred tax assets is as follows:

(in EUR million)	2006	2005
At 1 January	**1,156**	**1,250**
Implementation of IAS 32/39	-	(22)
Exchange differences	(78)	147
Changes in the scope of consolidation	-	(49)
Income statement income/(expense) (note 11)	(148)	(181)
Tax recognized in equity	11	(11)
Other	6	22
At 31 December	**947**	**1,156**

The deferred income tax recognized in equity during the year is as follows:

(in EUR million)	31 December 2006	31 December 2005
Fair value reserves in Shareholders' equity:		
– hedging	-	-
– available-for-sale investments	11	(11)
Total deferred tax income recognized in equity	**11**	**(11)**

(-) Means a negative effect on equity

Deferred tax assets are recognized to the extent that the realization of future taxable profits is probable and will offset tax losses carried forward and deductible temporary differences.
The detail of unrecognized deferred tax assets is as follows:

(in EUR million)	31 December 2006	31 December 2005
Deductible temporary differences	109	146
Tax losses	169	183
– of which expire in less than one year	*4*	*27*
– of which expire between 1 to 5 years	*17*	*39*
– of which expire in more than 5 years	*17*	*14*
– of which do not expire	*131*	*103*
Tax credits	57	72
Total unrecognized deferred tax assets	**335**	**401**

19 • Inventories

Inventories include the following:

(in EUR million)	31 December 2006	31 December 2005
Raw materials and supplies	863	853
Work in progress	275	262
Finished goods	2,303	2,191
Less write-downs	(99)	(81)
Net inventory	**3,342**	**3,225**

Movements in inventory write-downs are as follows:

(in EUR million)	2006	2005
At 1 January	**(81)**	**(104)**
Exchange differences and other	2	2
Write-downs of inventories recognized as an expense in the period	(90)	(75)
Reversal of write-downs	70	96
At 31 December	**(99)**	**(81)**

20 • Trade receivables

The carrying amount of the trade receivables is detailed in the table below:

(in EUR million)	31 December 2006	31 December 2005
Gross trade receivables	3,362	3,392
Impairment	(125)	(119)
Trade receivables, net	**3,237**	**3,273**

All trade receivables are due within twelve months.

Movements of the impairment balance are broken down in the table below:

(in EUR million)	2006	2005
At 1 January	**(119)**	**(114)**
Exchange difference	(17)	(8)
Impairment charge	(28)	(33)
Reversal of impairment charge	34	36
Other	5	-
At 31 December	**(125)**	**(119)**

Reversal of impairment charge includes write-offs of EUR 19 million (2005: EUR 20 million).

Collateralized receivables

The Group runs three separate programs whereby certain European and North American subsidiaries have transferred ownership interests in their eligible trade receivable portfolios.
The characteristics of the programs are as follows:

	Maximum financing	Maturities
Europe	EUR 543 million	2007
United States of America	USD 632 million	2010
Canada	CAD 150 million	2007
	EUR 1,121 million	

The Group anticipates the renewal of its European and Canadian programs for five years.
As at 31 December 2006, the programs provide an overcollateralization of EUR 210 million (2005: EUR 189 million) to the financial institutions. This covers the portfolios' credit losses that are likely to occur.
Since the Group has retained substantially all the risks and rewards of ownership, the ownership interests in the trade receivable portfolios sold by the European and North American subsidiaries have not been derecognized and the financing received from the financial institutions, amounting to EUR 988 million as at 31 December 2006 (2005: EUR 899 million), has been accounted for as collateralized loans (note 25).

21 • Current financial assets

The carrying amount of the current financial assets is detailed in the table below:

(in EUR million)	31 December 2006	31 December 2005
Available-for-sale investments (note 15)	6	138
Loans and deposits (note 15)	50	68
Derivative instruments (note 16)	23	23
Total current financial assets	**79**	**229**

22 • Other current assets

The carrying amount of the other current assets is detailed in the table below:

(in EUR million)	31 December 2006	31 December 2005
Employees	3	3
Suppliers	75	90
Current tax – Advance payments	70	131
Other tax receivables	260	254
Other	144	146
Impairment	(8)	(6)
Total other current assets	**544**	**618**

Other tax receivables mainly relate to VAT.

23 • Cash and cash equivalents

The carrying amount of cash and cash equivalents is detailed in the table below:

(in EUR million)	31 December 2006	31 December 2005
Cash at bank and in hand	568	568
Short-term bank deposits (less than three months) and other cash equivalents	112	43
Total cash and cash equivalents	**680**	**611**

The effective interest rate on short-term bank deposits was 2.34% in 2006 (2005: 2.01%).

Cash and cash equivalents are denominated in the following currencies:

(in EUR million)	31 December 2006	31 December 2005
EUR	387	230
USD	62	108
CAD	42	17
SEK	23	7
BRL	8	21
Other	158	228
Total cash and cash equivalents	**680**	**611**

24 • Share capital and premiums

(in EUR million)	Ordinary shares	Share premiums	Treasury shares	Total
143,387,025 shares outstanding as at 1 January 2005	**287**	**1,842**	**-**	**2,129**
Employee share option schemes				
– cost of services rendered	-	3	-	3
– proceeds from 600 shares issued	-	-	-	-
143,387,625 shares outstanding as at 31 December 2005	**287**	**1,845**	**-**	**2,132**
Employee share option schemes				
– cost of services rendered	-	7	-	7
– proceeds from 264,693 shares issued	-	11	-	11
143,652,318 shares outstanding as at 31 December 2006	**287**	**1,863**	**-**	**2,150**

The total authorized and issued number of ordinary shares is 143,652,318 shares as at 31 December 2006 (2005: 143,387,625 shares) with a par value of 2 EUR per share (2005: 2 EUR per share).
All shares issued are fully paid and registered. Shares held for more than 4 years have a double voting right.
Dividend proposed to the shareholders at the 11 May 2007 Annual General Meeting is EUR 1.45 per share.

25 • Financial liabilities

The carrying amount of the financial liabilities is detailed in the table below:

(in EUR million)	31 December 2006	31 December 2005
Long-term		
Bonds	1,465	1,472
Loans from financial institutions and other	1,027	1,348
Obligations under finance leases (note 14)	244	272
Derivative instruments (note 16)	-	-
	2,736	**3,092**
Short-term		
Bonds and commercial papers	684	305
Loans from financial institutions and other	1,087	820
Obligations under finance leases (note 14)	40	35
Derivative instruments (note 16)	21	19
Bank overdrafts and other short-term financial liabilities	325	468
	2,157	**1,647**
Total financial liabilities	**4,893**	**4,739**

The Group net debt is presented in the table below:

(in EUR million)	31 December 2006	31 December 2005
Financial liabilities	4,893	4,739
Derivative assets (note 16)	(35)	(45)
Cash and cash equivalents (note 23)	(680)	(611)
Net debt	**4,178**	**4,083**

The fair value of long-term financial liabilities which is calculated in accordance with note 2 is presented in the table below :

(in EUR million)	31 December 2006	31 December 2005
Bonds	1,651	1,677
Loans from financial institutions and other	1,005	1,350
Obligations under finance leases	247	264
Derivative instruments	-	-
Total long-term financial liabilities	**2,903**	**3,291**

Bonds and commercial papers

Bonds and commercial papers issued by the Group have the characteristics mentioned in the table below:

Description	2006 effective interest rates	Carrying amount (in EUR million)			
		31 December 2006		31 December 2005	
		Current	Non-current	Current	Non-current
Subordinated bonds issued by Compagnie Générale des Etablissements Michelin – nominal value of EUR 500 million (2005: EUR 500 million) – issued in December 2003 and due in December 2033, unless the Group elects to reimburse earlier between December 2013 and due date – nominal interest rate of 6.375% until December 2013 and at Euribor 3 months +2.95% thereafter – deferred coupon payment option when the Company does not distribute dividends	6.60%	-	494	-	493
Bonds issued by Michelin Luxembourg SCS – nominal value of EUR 500 million (2005: EUR 500 million) – issued in April 2002 and due in April 2012 – nominal interest rate of 6.5%	6.63%	-	497	-	497
Bonds issued by Michelin Luxembourg SCS – nominal value of EUR 470 million (2005: EUR 470 million) – issued in April 2002 and due in April 2009 – nominal interest rate of 6.125% – partially hedged through a EUR 220 million interest rate swap (2005: EUR 220 million) maturing in April 2009 (fair value hedge) (note 16)	6.24% (5.15%)[1]	-	474	-	482
Bonds issued by Compagnie Générale des Etablissements Michelin – nominal value of EUR 305 million (2005: EUR 305 million) – issued in February 1996 and due in February 2006 – nominal interest rate of 6.7%	6.84%	-	-	305	-
Commercial papers issued by Compagnie Générale des Etablissements Michelin – nominal value of EUR 686 million (2005: nil) – issued in November and December 2006 and due between January and March 2007	3.67%	684	-	-	-
Weighted average effective interest rate and total carrying amounts	**5.60% (5.36%)[1]**	**684**	**1,465**	**305**	**1,472**

(1) After hedging.

Loans from financial institutions and other

Loans from financial institutions and other include mainly amounts drawn on credit lines, borrowings secured by trade receivables as mentioned in note 20 and liabilities from purchased minority shares.

Loans from financial institutions and other have the characteristics mentioned in the tables below (before hedge).

At 31 December 2006

(in EUR million)	EUR	USD	THB	CNY	RUB	CAD	Other	Total
Loans from financial institutions and other	1,011	705	127	105	55	16	95	2,114
- of which at fixed rates	29	87	7	-	-	4	-	127
- of which at variable rates	982	618	120	105	55	12	95	1,987
Weighted average effective interest rate	3.17%	5.97%	5.10%	5.24%	6.03%	4.18%	9.69%	4.85%

At 31 December 2005

(in EUR million)	EUR	USD	THB	CNY	RUB	CAD	Other	Total
Loans from financial institutions and other	1,076	432	186	124	83	129	138	2,168
- of which at fixed rates	32	-	141	-	-	-	-	173
- of which at variable rates	1,044	432	45	124	83	129	138	1,995
Weighted average effective interest rate	3.14%	4.98%	3.42%	5.11%	6.11%	2.90%	6.12%	4.13%

Bank overdrafts

Bank overdrafts have the characteristics mentioned in the tables below (before hedge).

At 31 December 2006

(in EUR million)	EUR	HUF	DZD	CAD	USD	PLN	Other	Total
	140	71	48	19	17	-	30	325
Weighted average effective interest rate	3.13%	7.14%	6.00%	3.92%	2.87%	-	9.23%	5.13%

At 31 December 2005

(in EUR million)	EUR	HUF	DZD	CAD	USD	PLN	Other	Total
	158	40	41	-	15	102	112	468
Weighted average effective interest rate	2.44%	7.44%	6.02%	-	3.31%	5.42%	8.23%	4.70%

Rating

During 2006, Standard & Poor's and Moody's lowered Michelin's credit rating. At 31 December 2006, the corporate credit ratings are as follows:

		CGEM	CFM
Short-term	Standard & Poor's	A-3	A-3
	Moody's	P-3	P-2
Long-term	Standard & Poor's	BBB	BBB
	Moody's	Baa3	Baa2
Outlook	Standard & Poor's	Negative	Negative
	Moody's	Stable	Stable

26 • Employee benefits

According to laws and regulations applicable in each country, the Group contributes to post-retirement benefit, insurance, healthcare plans and retirement bonuses, of which the amount of the benefits paid varies based on a number of factors including seniority, salary and contributions to general insurance schemes.
Such plans can be either defined benefit plans or defined contribution plans.
In the case of defined benefit plans, Group commitments are measured using the Projected Credit Unit method.
In the case of defined contribution plans, the liabilities correspond to the contributions due.

26.1. Defined Benefit Plans

In addition to mandatory social insurance plans, the Group has introduced a number retirement plans as well as retiree medical care plans.
Summary of the financial situation of the main defined benefit plans.

(In EUR million)	Defined benefit pension plans	Other defined benefit plans (including healthcare)	31 December 2006	31 December 2005
Present value of fully or partly funded obligations	5,661	-	5,661	5,931
Fair value of plan assets	(4,858)	-	(4,858)	(4,791)
Funded status	**803**	-	**803**	**1,140**
Present value of unfunded obligations	544	1,754	2,298	2,492
Unrecognized past service cost	-	122	122	256
Unrecognized actuarial gains and losses	(357)	(139)	(496)	(874)
Defined benefit net liabilities	**990**	**1,737**	**2,727**	**3,014**
Amounts recognized in the balance sheet:				
Prepaid benefit cost (note 15)			(3)	(35)
Accrued benefit cost			2,730	3,049
Net liabilities			**2,727**	**3,014**

Unrecognized actuarial gains and losses (corresponding to changes in the present value of the projected defined benefit obligations or the fair value of defined benefit plan assets) arise primarily from:
• changes in long-term actuarial assumptions such as inflation rate, discount rate, future salary levels, and mortality tables,
• and differences between actuarial assumptions and actual experience.

Past service cost corresponds to the value of rights not yet vested by employees at the time of changing the benefit rights granted.

At 31 December 2006 unrecognized actuarial losses amounted to EUR 496 million (2005: EUR 874 million) and past service cost of non vested benefits amounted to EUR 122 million (2005: EUR 256 million).

Movement of defined benefit net liabilities recognized in the balance sheet:

(In EUR million)	Defined benefit pension plans	Other defined benefit plans (including healthcare)	2006	2005
At 1 January	**1,039**	**1,975**	**3,014**	**3,157**
Exchange differences	(8)	(124)	(132)	227
Expenses recognized in the income statement (recurring items)	75	43	118	249
Contributions paid to the funds	(126)	-	(126)	(154)
Benefits directly paid to the beneficiaries	(20)	(156)	(176)	(160)
Plan changes recognized in the income statement (non recurring items)	30	(1)	29	(256)
Changes in the scope of consolidation	-	-	-	(49)
At 31 December	**990**	**1,737**	**2,727**	**3,014**

In 2006, the net amount recognized in the consolidated income statement is an expense of EUR 149 million (2005: an income of EUR 7 million), breaking down as follows:

Net amount recorded in the consolidated income statement (In EUR million)	Defined benefit pension plans	Other defined benefit plans (including healthcare)	Year ended 31 December 2006	Year ended 31 December 2005
Cost of service rendered during the year	119	50	169	168
Interest cost	310	90	400	417
Expected return on plan assets	(340)	-	(340)	(320)
Amortization of actuarial gain/loss during the year	6	-	6	5
Past service cost recognized during the year	33	(25)	8	(274)
Effect of reductions or liquidations of benefit plans	(22)	(72)	(94)	(3)
Total recorded in the income statement	**106**	**43**	**149**	**(7)**

The net expense of EUR 149 million recognized in the consolidated income statement has been shared among recurring expenses for EUR 118 million (see note 7) and non recurring expenses for EUR 31 million.

Annual charges are determined by independent actuaries at the beginning of each financial year based on the following factors:
• charge corresponding to acquisition of an additional year of rights ("cost of services rendered during the year"),
• charge corresponding to annual discount ("interest cost"),
• income corresponding to estimated return on assets ("expected return on plan assets"),
• income or charge from annual amortization of actuarial gain or loss ("amortization of actuarial gain/loss during the year"),
• gain/loss resulting from changes in plan benefits ("past service cost recognized during the year"),
• gain/loss resulting from any reduction or liquidation of plans (curtailments and settlements).

26.1.1. Pension plans

The Group offers its employees different retirement plans that vary according to applicable laws and regulations in each country and in accordance with the respective collective bargaining agreements relevant to each subsidiary. Such benefits are provided under defined benefit plans or defined contribution plans.

Under defined benefit plans, the Group guarantees the future level of benefits as provided by the plan regulations. The valuation of such defined benefit plans is carried out by independent actuaries using actuarial techniques. Defined retirement benefit plans can be funded through payments to external funds specialized in the management of the contributions paid to them. In the case of unfunded plans such as German pension plans, a provision is made in the Group's balance sheet.

Defined post-retirement benefit plans are mainly found in the United States of America, Canada and the United Kingdom. The future benefits paid by the above plans are generally based on seniority and average end-of-career salaries. Since 2004, Group defined pension benefits paid to the employees of its North American and UK subsidiaries are gradually being phased out in favor of defined contribution pension plans for newly hired employees.

Under defined contribution plans, the Group's obligation is limited to the payment of established contributions. This does not guaranty the future level of benefits paid. Annual charges correspond to the contributions due during the year. Currently, Group defined contribution plans mainly relate to the 401 K plans in the United States of America and the RRSP plan in Canada.

Change in the financial situation of defined benefit pension plans is as follows:

(in EUR million)	31 December 2006				31 December 2005			
	North America	Europe	Other	Total	North America	Europe	Other	Total
Present value of the obligation at the beginning of the year	3,225	3,230	35	6,490	2,491	2,903	29	5,423
Exchange differences	(313)	58	-	(255)	391	56	3	450
Changes in the scope of consolidation	-	-	-	-	-	(43)	-	(43)
Current service cost	60	56	-	116	59	52	1	112
Interest cost	157	147	1	305	169	149	2	320
Plan reorganization costs generated during the year:								
- Immediately recognized in the income statement	2	16	(4)	14	-	-	-	-
- Unrecognized costs	1	2	-	3	-	-	-	-
Benefits paid	(162)	(217)	(5)	(384)	(185)	(127)	-	(312)
Other items	4	2	(4)	2	(2)	-	2	-
Unrecognized actuarial (gain)/loss generated during the year	(41)	(46)	1	(86)	302	240	(2)	540
Present value of the obligation at the end of the year	**2,933**	**3,248**	**24**	**6,205**	**3,225**	**3,230**	**35**	**6,490**
Fair value of plan assets at the beginning of the year	2,809	1,971	11	4,791	2,307	1,650	8	3,965
Exchange differences	(272)	45	-	(227)	363	41	1	405
Expected return on plan assets	210	122	1	333	219	112	1	332
Contributions paid to the plans	50	87	1	138	35	126	1	162
Administration costs	-	(6)	-	(6)	-	(4)	-	(4)
Benefits paid	(159)	(199)	(6)	(364)	(185)	(110)	-	(295)
Other items	-	-	-	-	-	-	-	-
Unrecognized actuarial gain/(loss) generated during the year	123	69	1	193	70	156	-	226
Fair value of plan assets at the end of the year	**2,761**	**2,089**	**8**	**4,858**	**2,809**	**1,971**	**11**	**4,791**
Deficit/(surplus) at the end of the year	***172***	***1,159***	***16***	***1,347***	***416***	***1,259***	***24***	***1,699***
Deferred items at the beginning of the year	293	368	(1)	660	54	284	-	338
Exchange differences	(29)	6	-	(23)	8	4	-	12
Changes in scope of consolidation	-	-	-	-	-	(3)	-	(3)
Amortization of actuarial gain/loss during the year	(1)	(4)	-	(5)	-	(2)	-	(2)
Amortization of plan reorganization costs during the year	-	-	-	-	-	-	-	-
Unrecognized actuarial gain/loss generated during the year	(162)	(114)	(1)	(277)	230	85	(1)	314
Unrecognized plan reorganization costs generated during the year	-	2	-	2	1	-	-	1
Deferred items at the end of the year	**101**	**258**	**(2)**	**357**	**293**	**368**	**(1)**	**660**
Net liability/(-)asset recognized in the balance sheet at the end of the year	**71**	**901**	**18**	**990**	**123**	**891**	**25**	**1,039**

In 2006, the decrease of the present value of the defined benefit pension plans obligation amounts to EUR 285 million. This decrease is mainly due to:

– the effect of the exchange rates between EUR and USD, GBP and CAD	EUR 255 million
– the actuarial gains due to the change in actuarial assumptions and to the difference between assumptions and actual experience	EUR 86 million
– the difference between the cost (service cost and interest cost) and the benefits paid during the year	EUR (37) million
– the changes in plan regulations	EUR (17) million

The fair value of plan assets amounts to EUR 4,858 million at 31 December 2006, showing an increase of EUR 67 million compared to 31 December 2005.
The major items being the cause of this variation are the following:

– the effect of the exchange rates between EUR and USD, GBP and CAD	EUR (227) million
– the difference between the contributions paid to the funds and the benefits paid by the funds	EUR (232) million
– the expected return on plan asset	EUR 333 million
– the actuarial gain due to the difference between the expected and actual return on plan assets	EUR 193 million

The amounts for current annual period and previous two annual periods of the present value of the defined benefit obligation, the fair value of the plan assets, the surplus or deficit in the plan and the experience adjustments are as follow:

(in EUR million)	2006	2005	2004
Defined benefit obligation	(6,205)	(6,490)	(5,423)
Plan assets	4,858	4,791	3,965
Surplus / (deficit)	**(1,347)**	**(1,699)**	**(1,458)**
Experience adjustment on:			
plan liabilities	(2)	(16)	5
plan assets	192	227	80

The main actuarial weighted average assumptions used to measure the obligations for pension plans were as follows:

	31 December 2006			31 December 2005		
	North America	Europe	Other	North America	Europe	Other
Discount rate	5.63%	4.86%	11.30%	5.45%	4.63%	11.30%
Rate of salary increases[1]	3.34%	3.21%	7.62%	3.00%	3.15%	7.63%
Average remaining service lives	12.0 years	11.1 years	12.9 years	12.2 years	14.5 years	13.8 years
Expected return on plan assets	8.36%	6.58%	11.30%	8.36%	6.31%	11.30%

(1) Including all assumptions relating to career development, promotions, seniority and other, over the employee's entire service life.

Group obligations are regularly calculated by independent actuaries using the Projected Unit Credit Method with end of career salary.
The assumptions used are determined each year by the management based on recommendations from the actuaries.
The discount rates used to calculate the present value of obligations are based on high-quality corporate or Government bonds having a term consistent with the obligations at the calculation date.
The main assumptions (pay increases, retirement age, employee turnover, mortality, invalidity) reflect the demographic and economic situation of the countries and subsidiaries in which the plans are in force.
The expected return of plan assets is determined for each portfolio on the measurement date taking into account market conditions, portfolio composition as well as long-term returns of each class and sub-class.

A one-percentage-point change in the discount rate compared to those used for 2006 would have the following effects:

EFFECT ON THE ACCUMULATED OBLIGATION (DBO)

Sensitivity Analysis


+ 15%
- 15%
- 1%
+ 1%
One-percentage-point variation

EFFECT ON THE AGGREGATE OF CURRENT SERVICE COST AND INTEREST COST

Sensibility Analysis


+ 4%
- 4%
- 1%
+ 1%
One-percentage-point variation

Net income and charges recognized in the income statement are as follows:

(in EUR million)	Year ended 31 December 2006				Year ended 31 December 2005			
	North America	Europe	Other	Total	North America	Europe	Other	Total
Cost of service rendered during the year	63	50	6	119	56	50	3	109
Interest cost	164	145	1	310	160	150	1	311
Expected return on plan assets	(219)	(120)	(1)	(340)	(207)	(113)	-	(320)
Amortization of actuarial gain/loss during the year	2	4	-	6	-	2	-	2
Past service cost recognized during the year	17	15	1	33	1	-	-	1
Effect of reductions or liquidations of benefit plans	(18)	1	(5)	(22)	-	(1)	-	(1)
Total defined benefit pension expenses	**9**	**95**	**2**	**106**	**10**	**88**	**4**	**102**
Actual return on plan assets	**333**	**191**	**1**	**525**	**289**	**267**	**1**	**557**

The asset allocation of fully and partly funded significant pension plans is as follows:

	31 December 2006				31 December 2005			
	Canada	USA	UK	Other	Canada	USA	UK	Other
Equities	67%	43%	60%	6%	65%	44%	61%	12%
Alternative investments[1]	0%	17%	0%	5%	0%	17%	0%	0%
Real Estate	0%	7%	0%	3%	0%	6%	0%	1%
Total fixed income and cash	33%	33%	40%	86%	35%	33%	39%	87%
Total	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**

(1) Hedge funds and private equity.

Note that in so far as local law gives the Group some flexibility in weighting on investment fund policy, the Group refrains altogether from placing any Group security in the managed funds. With reference to general funds invested with insurance companies as well as other alternative investments, the Group is not in possession of all information on the underlying assets. The Group has no significant amount invested in its own securities.

To our best knowledge Michelin was not occupying nor using any of the real estate assets included in the various portfolios.

Each plan's asset allocation is decided periodically by an independent body acting as fiduciary (Investment Board, Board of Trustees) based on recommendations made by independent actuaries in consultation with banks or investment management firms. The asset allocation takes into account the structure of social liabilities and their terms.

As at 31 December 2006 Group contributions and payments made to pension plans are as follows:

(in EUR million)	North America	Europe	Other	Total
Contributions paid/payments made				
2006	50	94	1	145
Estimates of contributions expected to be paid and payments to be made				
2007	32	98	-	130
2008	24	101	1	126
2009	17	108	1	126
2010	88	107	1	196
2011	90	108	1	199

The Group makes contributions to fully and partly funded plans in order to meet its future benefit payment obligations to the beneficiaries. The level of contributions is periodically determined by the Group based on factors such as current funding levels, legal and tax considerations and local practice, in consultation, as the case may be, with local boards and actuaries.

In the case of unfunded plans, the payments are made on the due dates, either directly to the beneficiaries or indirectly to the relevant management bodies.

The estimates of the future payments for the non financed plans were carried out on the basis of elements included in the calculation of the projected defined benefit obligation based on the leaving dates envisaged each year. The same method was used for the constitutive funds for the partially funded plans paid to insurance companies. For the plans that are financed, the estimations of future contributions have been made taking into account the changes in regulations that are known at the end of 2006. These mainly concern the United States (impact from 2010 onwards) and the United Kingdom (stability of the level of contributions).

26.1.2. Other Defined Benefit Plans

In many countries, Group employees receive other post-retirement benefits and long-term benefits throughout their term of employment. The "other post-retirement benefits" mainly include healthcare insurance and retirement bonuses. The "other defined benefit plans" are mainly found in the United States of America, Canada and France. "Other long-term benefits" also include deferred compensations that are mandatory in the countries where the Group operates or provided for under local company-specific agreements. Such defined benefit plans generally relate to Group European companies and are based on seniority.

As in the case of the above-described defined benefit plans, "other defined benefit plans" are valuated by independent actuaries using actuarial techniques. The obligations under these plans are not covered by assets but are fully accounted for in the Group's balance sheet liabilities.

Changes in the financial situation of "other defined benefit plans" are as follows:

(in EUR million)	31 December 2006				31 December 2005			
	North America	Europe	Other	Total	North America	Europe	Other	Total
Present value of the obligation at the beginning of the year	1,172	743	18	1,933	1,256	695	18	1,969
Exchange differences	(114)	-	(1)	(115)	191	-	1	192
Changes in scope of consolidation	-	-	-	-	-	(12)	-	(12)
Current service cost	16	31	1	48	24	34	1	59
Interest cost	57	29	1	87	75	33	2	110
Plan reorganization costs generated during the year:								
- Immediately recognized in the income statement	(17)	(59)	3	(73)	(274)	1	-	(273)
- Unrecognized costs	(20)	106	-	86	(139)	-	-	(139)
Benefits paid	(55)	(96)	(1)	(152)	(85)	(52)	(2)	(139)
Other items	(4)	3	-	(1)	(1)	-	-	(1)
Unrecognized actuarial (gain)/loss generated during the year	(36)	(21)	(2)	(59)	125	44	(2)	167
Present value of the obligation at the end of the year	**999**	**736**	**19**	**1,754**	**1,172**	**743**	**18**	**1,933**
Fair value of plan assets at the beginning of the year	-	-	-	-	-	-	-	-
Exchange differences	-	-	-	-	-	-	-	-
Expected return on plan assets	-	-	-	-	-	-	-	-
Contributions paid to the plans	-	-	-	-	-	-	-	-
Administration costs	-	-	-	-	-	-	-	-
Benefits paid	-	-	-	-	-	-	-	-
Other items	-	-	-	-	-	-	-	-
Unrecognized actuarial gain/(loss) generated during the year	-	-	-	-	-	-	-	-
Fair value of plan assets at the end of the year	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Deficit/(surplus) at the end of the year	***999***	***736***	***19***	***1,754***	***1,172***	***743***	***18***	***1,933***
Deferred items at the beginning of the year	(113)	72	(1)	(42)	(99)	30	1	(68)
Exchange differences	11	-	-	11	(28)	-	-	(28)
Changes in scope of consolidation	-	-	-	-	-	(1)	-	(1)
Amortization of actuarial gain/loss during the year	4	(4)	-	-	(1)	(2)	-	(3)
Amortization of plan reorganization costs during the year	20	1	-	21	16	1	-	17
Unrecognized actuarial gain/loss generated during the year	(44)	(14)	(1)	(59)	125	44	(2)	167
Unrecognized plan reorganization costs generated during the year	(20)	106	-	86	(126)	-	-	(126)
Deferred items at the end of the year	**(142)**	**161**	**(2)**	**17**	**(113)**	**72**	**(1)**	**(42)**
Net liability/(-)asset recognized in the balance sheet at the end of the year	**1,141**	**575**	**21**	**1,737**	**1,285**	**671**	**19**	**1,975**

In 2006, the decrease of the present value of the other defined benefit plans amounts to EUR 179 million. This decrease is mainly due to:

– the effect of the exchange rates between EUR and USD, GBP and CAD	EUR 115 million
– the change in plan regulations	EUR (13) million
– the difference between the cost (service cost and interest cost) and the benefits paid during the year	EUR 17 million
– the actuarial gains due to the change in actuarial assumptions and to the difference between assumptions and actual experience	EUR 59 million

The amounts for current annual period and previous two annual periods of the present value of the defined benefit obligation and the experience adjustments are as follow:

(in EUR million)	2006	2005	2004
Defined benefit obligation	(1,754)	(1,933)	(1,969)
Experience adjustment on plan liabilities	26	69	26

The main actuarial weighted average assumptions used to measure the obligations for other defined benefit plans were as follows:

	31 December 2006			31 December 2005		
	North America	Europe	Other	North America	Europe	Other
Discount rate	5.67%	4.44%	11.63%	5.46%	3.96%	9.90%
Average remaining service lives	13.3 years	13.7 years	17.5 years	14.7 years	11.1 years	18.3 years

The discount rates used to calculate the present value of obligations are based on high-quality corporate or Government bonds having a term consistent with the obligations at the calculation date.

The main assumptions (healthcare cost increase trends, retirement age, employee turnover, mortality, invalidity) reflect the demographic and economic situation of the countries and subsidiaries in which the plans are in force.

A one-percentage-point change in the discount rate compared to those used for 2006 would have the following effects:

EFFECT ON THE ACCUMULATED OBLIGATION (DBO)

Sensibility Analysis


+ 9%
- 9%
- 1%
+ 1%

One-percentage-point variation

EFFECT ON THE AGGREGATE OF CURRENT SERVICE COST AND INTEREST COST

Sensibility Analysis


+ 0%
- 0%
- 1%
+ 1%

One-percentage-point variation

Future assumptions concerning healthcare cost trends are as follows:

	31 December 2006		31 December 2005	
	USA	Canada	USA	Canada
Expected growth of healthcare costs for the first year	8.41%	7.91%	9.03%	8.90%
Minimum long-term growth of healthcare costs	5.00%	5.00%	4.75%	5.00%
Year in which the lowest growth rate will be achieved	2014	2010	2015	2010

A one-percentage-point change in the expected healthcare cost trend compared to those used for 2006 would have the following effects:

EFFECT ON THE ACCUMULATED OBLIGATION (DBO)

Sensibility Analysis


+ 7%
- 6%
- 1%
+ 1%

One-percentage-point variation

EFFECT ON THE AGGREGATE OF CURRENT SERVICE COST AND INTEREST COST

Sensibility Analysis


+ 8%
- 7%
- 1%
+ 1%

One-percentage-point variation

Net income and charges recognized in the income statement are as follows:

(in EUR million)	Year ended 31 December 2006				Year ended 31 December 2005			
	North America	Europe	Other	Total	North America	Europe	Other	Total
Cost of service rendered during the year	17	32	1	50	23	35	1	59
Interest cost	59	29	2	90	71	33	2	106
Expected return on plan assets	-	-	-	-	-	-	-	-
Amortization of actuarial gain/loss during the year	4	(4)	-	-	1	2	-	3
Past service cost recognized during the year	(39)	9	5	(25)	(277)[1]	2	-	(275)
Effect of reductions or liquidations of benefit plans	(1)	(69)	(2)	(72)	-	(2)	-	(2)
Total other defined benefit expenses	**40**	**(3)**	**6**	**43**	**(182)**	**70**	**3**	**(109)**

(1) Of which EUR 256 million due to the introduction of Part D prescription drug coverage.

Group payments to 31 December 2006 under the other defined plans are as follows:

(in EUR million)	North America	Europe	Other	Total
Payments made				
2006	62	95	5	162
Estimates of payments expected to be made				
2007	61	34	0	95
2008	61	42	1	104
2009	63	53	1	117
2010	66	53	0	119
2011	67	66	0	133

Such payments are made on the due dates, either directly to the beneficiaries or indirectly to the relevant management bodies. Payments made in 2006 are significantly higher than those forecasted for the coming years due to anticipated payments (mostly in France).

26.2 Defined contribution plans

In some Group companies, employees are covered by defined contribution plans. Such plans mainly provide benefits in addition to those of mandatory post-retirement plans. These are mainly found in the United States of America, Canada and the United Kingdom.

In 2006, the contributions paid to such defined contribution plans and charged to the consolidated income statement amount to EUR 58 million (2005: EUR 48 million).

27 • Share option plans

Changes in the number of options granted under share option plans and their weighted average exercise price are as follows:

	2006		2005	
	Weighted average exercise price (in euro per option)	Options	Weighted average exercise price (in euro per option)	Options
At 1 January	**43.57**	**2,585,850**	**40.12**	**1,472,300**
Granted	58.00	136,700	48.00	1,131,850
Forfeited	44.53	(15,800)	39.09	(17,700)
Exercised	43.18	(264,693)	44.00	(600)
Expired	-	-	-	-
At 31 December	**44.41**	**2,442,057**	**43.57**	**2,585,850**

453,407 of the 2,442,057 options outstanding as at 31 December 2006 are exercisable (2005: none).

Assumptions used to value the share options granted in 2006 are as follows:

Grant date	15 May 2006
Number of options granted	136,700
Spot rate (in euro per share)	57.15
Exercise price (in euro per option)	58.00
Volatility	30.84%
Risk free interest rate	3.91%
Market value of the option at grant date (in euro per option)	10.02

Volatility measurement is based over a period equal to the expected lifetime of the option. Seven years of historical share market values before grant date have been used.
The maximum gain allowed is limited to 100% of the exercise price.

Share purchase option plans have the following exercise prices and expiry dates:

Grant dates	Vesting dates	Expiry dates	Exercise prices (in euro per option)	Options 31 December 2006	Options 31 December 2005
May 2002	May 2006	May 2011	44.00	453,407	694,300
May 2003	May 2007	May 2012	32.25	223,800	238,800
November 2003	November 2007	November 2012	34.00	214,500	217,100
May 2004	May 2008	May 2013	40.00	169,900	179,900
July 2004	July 2008	July 2013	44.50	121,300	125,100
May 2005	May 2009	May 2014	48.00	218,500	218,500
November 2005	November 2009	November 2014	48.00	903,950	912,150
May 2006	May 2010	May 2015	58.00	136,700	-
Total outstanding share options				**2,442,057**	**2,585,850**

28 • Provisions and other non-current liabilities

The carrying amount of the provisions and other long-term liabilities is detailed in the table below:

(in EUR million)	31 December 2006	31 December 2005
Non-current liabilities:		
Deferred income - Government grants	109	134
Debts towards employees and social security authorities	123	133
Provisions:		
Restructuring provisions	250	286
Litigations provisions	113	32
Other provisions	223	216
Total provisions and other non-current liabilities	**818**	**801**

Movements of provisions during the year:

(in EUR million)	Restructuring	Litigation	Other provisions
At 1 January	**286**	**32**	**216**
Additional provisions	196	32	178
Utilized during the year	(154)	(27)	(40)
Unused amounts reversed	(2)	-	-
Currency translation effects	(5)	(2)	(4)
Change in scope of consolidation	-	-	(1)
Other effects	(71)	78	(126)
At 31 December	**250**	**113**	**223**

As at 31 December 2006,
the remaining restructuring provisions are mainly located in:
- Spain for EUR 104 million,
- Canada for EUR 69 million (note 9),
- France for EUR 48 million.

As at 31 December 2006,
the other provisions mainly include:
- EUR 62 million coming from the Group decision to stop tire manufacturing operations in Nigeria (note 9),
- EUR 40 million linked to the specialization of the Bourges and Cholet plants (France).

29 • Other current liabilities

The carrying amount of the other current liabilities is detailed in the table below.

(in EUR million)	31 December 2006	31 December 2005
Customers – Deferred rebates	564	543
Employee benefits	360	324
Social security liabilities	291	295
Restructuring liabilities	79	87
Current income tax to pay	120	152
Other taxes	164	163
Other	333	338
Total other current liabilities	**1,911**	**1,902**

30 • Details of the cash flow statement

Details of the cash flow statement are presented in the table below:

(in EUR million)	Year ended 31 December 2006	Year ended 31 December 2005
Non-cash other income and expenses		
Result on disposal of non-financial assets	(64)	(6)
Other	(11)	(16)
	(75)	**(22)**
Net finance costs paid		
Interests paid and other financial expenses	(340)	(321)
Interests received and other financial income	24	31
Dividends received	5	6
	(311)	**(284)**
Change in value of working capital, net of impairments		
Change in inventory	(252)	(203)
Change in trade receivables	(107)	(171)
Change in trade payables	-	60
Change in other receivables and payables	138	(112)
	(221)	**(426)**
Purchases of intangible assets and PP&E		
Purchase of intangible assets	(63)	(69)
Purchase of PP&E	(1,351)	(1,267)
Investment grants received	14	5
Change in capital expenditures payables	21	39
	(1,379)	**(1,292)**
Change in value of other financial assets		
Increase of other financial assets	(44)	(50)
Decrease of other financial assets	49	162
	5	**112**
Change in value of financial liabilities		
Increase of financial liabilities	742	106
Decrease of financial liabilities	(402)	(825)
Finance lease debt repayments	(36)	(119)
Derivatives	7	99
	311	**(739)**
Detail of the non cash transactions:		
• Financial lease	34	1
• Non-controlling interest purchase commitments	(31)	151
• New emission rights	20	34

31 • Commitments and contingencies

"Wheel" guarantee: as part of the disposal of its activity "Wheels" to the German group "mefro" on 12 May 2005, the Group was led - as a requirement for the realization of the transaction - to grant a guarantee to this group, exercisable until 12 May 2007, with a maximum amount of EUR 50 million as regards to product liability and of EUR 5 million for all the other matters covered by the guarantee.

Other commitments: the Group has various purchase commitments for materials and services as well as for the acquisition of equipments. These commitments primarily concern the purchases in 2007: they are established under normal market conditions and occur in the course of ordinary activities of the Group.

Canadian pension litigation: in June 2005, a group of Michelin pension fund beneficiaries in Canada started legal action against the Canadian subsidiary of the Group, aimed at forcing the latter to pay a sum of 350 million Canadian dollars to said fund.

Michelin Canada believes that it has meritorious defenses to these claims. At this stage in the proceedings, the Group deems it unnecessary to make a provision in this respect.

Other contingencies: in the course of their ordinary activities, the group companies may be involved in administration proceedings, litigations and claims. Although provisions have been recognized when the risks are established and the cash outflows probable, it exists uncertainties on some of administration proceedings, litigation and claims.

In the opinion of the Group management, the outcome of these actions will not have material impact on the Group's financial situation or cash flows.

32 • Acquisitions and divestments of businesses

There is no significant impact of acquisitions and divestments of businesses on the various components of the Group balance sheet for 2006 and 2005.

33 • Related party transactions

Subsidiaries and associated companies

A list of the major Group subsidiaries and associates is included in note 35.
Transactions between the parent company and its subsidiaries and between subsidiaries are eliminated on consolidation.
Transactions and balances between the Group and its associates are detailed in the table below.

(in EUR million)	2006	2005
Income statement		
Income from the sale of goods or supply of services	4	2
Interest income	1	-
Expenses for the purchase of goods or supply of services	(29)	(6)
Balance sheet		
Loans receivable	15	15
Financial liabilities	(3)	-
Balance payable	(3)	(1)
Other current receivables and payables	2	-

Key management and Supervisory Board

The Managing Partners received in 2006, in connection with financial year 2005, an aggregate amount of EUR 9.9 million, proportional to and dependent upon Company profit (2005 in connection with 2004: EUR 6.1 million).
The benefits costs related to the members of the Group Executive Council in 2006 were EUR 5.1 million (2005: EUR 5.1 million).
The following fees were paid in 2006 (for services rendered in 2005) to the Supervisory Board members: EUR 0.1 million (2005 for services rendered in 2004: EUR 0.1 million).

34 • Events after the balance sheet date

The assets and liabilities values at the balance sheet date are adjusted, if needed, up to the date the Supervisory Board has authorized for issue the 2006 consolidated financial statements.

35 • List of main Group companies

Countries within the Michelin geographical zones are listed according to the alphabetical order of the French names.

35.1. Fully-consolidated companies

Companies	Registered office	Nature	% of interest
EUROPE			
Germany			
Laurent Reifen GmbH	Oranienburg	Manufacturing & commercial	100.00
Michelin Reifenwerke AG & Co. KGaA	Karlsruhe	Manufacturing & commercial	100.00
EUROMASTER Holding GmbH	Kaiserslautern	Commercial	99.98
ViaMichelin Deutschland GmbH	Griesheim	Commercial	100.00
Austria			
Euromaster Reifenservice GmbH	Vienna	Commercial	97.56
Michelin Reifenverkaufsgesellschaft m.b.H.	Vienna	Commercial	100.00
Belgium			
Michelin Belux S.A.	Zellik	Commercial	100.00
Société pour le Traitement de l'Information TRINFOVER	Zellik	Miscellaneous	100.00
Denmark			
Michelin Gummi Compagni A/S	Brøndby	Commercial	100.00
Scanrub Holding A/S	Viborg	Commercial	99.94
Spain			
Michelin España Portugal, S.A.	Tres Cantos	Manufacturing & commercial	99.80
Euromaster Automoción y Servicios, S.A.	Madrid	Commercial	99.94
ViaMichelin España, S.L.	Tres Cantos	Commercial	100.00
Estonia			
Michelin Rehvide AS	Tallinn	Commercial	100.00

Companies	Registered office	Nature	% of interest
Finland			
Oy Suomen Michelin Ab	Espoo	Commercial	100.00
Suomen Euromaster Oy	Pori	Commercial	99.94
France			
Compagnie Générale des Etablissements Michelin	Clermont-Ferrand	Parent	-
Manufacture Française des Pneumatiques Michelin	Clermont-Ferrand	Manufacturing & commercial	100.00
Pneu Laurent	Avallon	Manufacturing & commercial	100.00
Pneumatiques Kléber	Toul	Manufacturing & commercial	100.00
Simorep et Cie - Société du Caoutchouc Synthétique Michelin	Bassens	Manufacturing	100.00
Société de Développement Mécanique	Wattignies	Manufacturing	100.00
S.O.D.G.	Clermont-Ferrand	Manufacturing	100.00
Euromaster France	Montbonnot Saint Martin	Commercial	98.36
Michelin Aircraft Tyre	Clermont-Ferrand	Commercial	100.00
Recamic Services	Clermont-Ferrand	Commercial	100.00
Société d'Exportation Michelin	Clermont-Ferrand	Commercial	100.00
Transityre France	Clermont-Ferrand	Commercial	100.00
ViaMichelin	Boulogne-Billancourt	Commercial	100.00
Michelin Développement	Clermont-Ferrand	Financial	100.00
Michelin Middle East	Clermont-Ferrand	Financial	100.00
Participation et Développement Industriels – PARDEVI	Clermont-Ferrand	Financial	100.00
Société des Procédés Industriels Modernes	Clermont-Ferrand	Financial	100.00
Spika	Clermont-Ferrand	Financial	100.00
Société Civile Immobilière Michelin Breteuil	Paris	Miscellaneous	100.00
Société de Technologie Michelin	Clermont-Ferrand	Miscellaneous	100.00
Greece			
Elastika Michelin A.E.	Halandri	Commercial	100.00
Hungary			
Michelin Hungaria Tyre Manufacture Ltd.	Nyíregyháza	Manufacturing & commercial	100.00
Michelin Central Europe Commercial Private Company Limited by Shares	Budapest	Commercial	99.98
Taurus Carbonpack Commercial and Supplying Ltd.	Tuzsér	Commercial	100.00
Ireland			
Oboken Limited	Dublin	Financial	100.00
Mireis Limited	Dublin	Miscellaneous	100.00
Miripro Insurance Company Limited	Dublin	Miscellaneous	100.00
Italy			
Società per Azioni Michelin Italiana	Turin	Manufacturing & commercial	100.00
ViaMichelin Italia S.r.l.	Milan	Commercial	100.00
Latvia			
Michelin Riepas SIA	Riga	Commercial	100.00

Companies	Registered office	Nature	% of interest
Lithuania			
UAB Michelin Padangos	Vilnius	Commercial	100.00
Luxembourg			
Michelin Luxembourg SCS	Luxembourg	Financial	100.00
Norway			
Norsk Michelin Gummi AS	Lørenskog	Commercial	100.00
The Netherlands			
Eurodrive Services and Distribution N.V.	Amsterdam	Commercial	99.94
Euromaster Bandenservice B.V.	Deventer	Commercial	99.94
Michelin Nederland N.V.	Drunen	Commercial	100.00
Transityre B.V.	Breda	Commercial	100.00
Michelin Finance (Pays-Bas) B.V.	Amsterdam	Financial	100.00
Michelin Holding (Pays-Bas) B.V.	Amsterdam	Financial	100.00
Fitlog B.V.	's-Hertogenbosch	Miscellaneous	100.00
Poland			
Michelin Polska S.A.	Olsztyn	Manufacturing & commercial	100.00
Portugal			
Michelin-Companhia Luso-Pneu, Limitada	Lisbon	Commercial	100.00
Serbia			
TIGAR TYRES llc, Pirot	Pirot	Manufacturing & commercial	100.00
Slovak Republic			
Michelin Slovensko, s.r.o.	Bratislava	Commercial	100.00
Czech Republic			
Michelin Ceská republika s.r.o.	Prague	Commercial	100.00
Romania			
Silvania S.A.	Zalau	Manufacturing & commercial	99.94
Victoria S.A.	Floresti	Manufacturing & commercial	99.21
Michelin RomRetreading S.R.L.	Bucharest	Manufacturing	100.00
Michelin Romsteel Cord S.A.	Zalau	Manufacturing	100.00
Michelin Romania S.A.	Bucharest	Commercial	100.00
United Kingdom			
Michelin Tyre Public Limited Company	England and Wales	Manufacturing & commercial	100.00
Associated Tyre Specialists Limited	England and Wales	Commercial	99.94
Michelin Lifestyle Limited	England and Wales	Commercial	100.00
ViaMichelin UK Limited	England and Wales	Commercial	100.00
Michelin Europe (EEIG)	England and Wales	Miscellaneous	99.96
Michelin Services Ltd	England and Wales	Miscellaneous	100.00
XM Services Limited	Scotland	Miscellaneous	100.00

Companies	Registered office	Nature	% of interest
Russia			
LLC "Michelin Russian Tyre Manufacturing Company"	Davydovo village	Manufacturing & commercial	100.00
Michelin Tyres Russian General Agency ZAO	Moscow	Commercial	100.00
Slovenia			
Michelin Slovenija, pnevmatike, d.o.o.	Ljubljana	Commercial	100.00
Sweden			
Euromaster AB	Varberg	Commercial	99.94
Michelin Nordic AB	Stockholm	Commercial	100.00
Switzerland			
Euromaster	Granges-Paccot	Commercial	100.00
Michelin Suisse S.A.	Givisiez	Commercial	100.00
Compagnie Financière Michelin	Granges-Paccot	Financial	100.00
Michelin Recherche et Technique S.A.	Granges-Paccot	Miscellaneous	100.00
NORTH AMERICA AND MEXICO			
Canada			
Michelin North America (Canada) Inc.	Laval	Manufacturing & commercial	100.00
Michelin Retread Technologies (Canada) Inc.	New Glasgow	Commercial	100.00
United States of America			
Michelin Aircraft Tire Company, LLC	Wilmington	Manufacturing & commercial	100.00
Michelin North America, Inc.	New York	Manufacturing & commercial	100.00
American Synthetic Rubber Company, LLC	Wilmington	Manufacturing	100.00
Michelin Retread Technologies, Inc.	Wilmington	Commercial	100.00
Tire Centers, LLC	Wilmington	Commercial	100.00
CR Funding Corporation	Wilmington	Financial	100.00
Michelin Corporation	New York	Financial	100.00
Michelin Americas Research & Development Corp.	Wilmington	Miscellaneous	100.00
Mexico			
Industrias Michelin, S.A. de C.V.	Mexico City	Manufacturing & commercial	100.00
Michelin Mexico Holding, S.A. de C.V.	Mexico City	Financial	100.00
SOUTH AMERICA			
Argentina			
Michelin Argentina Sociedad Anónima, Industrial, Comercial y Financiera	Buenos Aires	Commercial	100.00
Brazil			
Sociedade Michelin de Participações, Indústria e Comércio Ltda.	Rio de Janeiro	Manufacturing & commercial	100.00
Michelin Espírito Santo – Comércio, Importações e Exportações Ltda.	Espírito Santo	Commercial	100.00
Plantações E. Michelin Ltda.	Rio de Janeiro	Miscellaneous	100.00
Plantações Michelin da Bahia Ltda.	Rio de Janeiro	Miscellaneous	100.00
Chile			
Michelin Chile Ltda.	Santiago	Commercial	100.00
Colombia			
Industria Colombiana de Llantas S.A.	Cali	Manufacturing & commercial	99.93

Companies	Registered office	Nature	% of interest
Peru			
Michelin del Perú S.A.	Lima	Commercial	100.00
Venezuela			
Michelin Venezuela, S.A.	Valencia	Commercial	100.00
ASIA AND OCEANIA			
Australia			
Michelin Australia Pty Ltd	Melbourne	Commercial	100.00
China			
Michelin Shenyang Tire Co., Ltd.	Liaoning Province	Manufacturing & commercial	100.00
Shanghai Michelin Warrior Tire Co., Ltd.	Shanghai	Manufacturing & commercial	70.00
Michelin (Shanghai) Trading Co., Ltd.	Shanghai	Commercial	100.00
Michelin Asia (Hong Kong) Limited	Hong Kong	Commercial	100.00
Michelin (China) Investment Co., Ltd.	Shanghai	Commercial	100.00
Michelin Asia-Pacific Export (HK) Limited	Hong Kong	Miscellaneous	100.00
Michelin Asia-Pacific Import (HK) Limited	Hong Kong	Miscellaneous	100.00
Michelin Asia-Pacific Import-Export (HK) Limited	Hong Kong	Miscellaneous	100.00
Michelin Tire Research and Development Center (Shanghai) Co., Ltd.	Shanghai	Miscellaneous	100.00
South Korea			
Michelin Korea Co., Ltd.	Seoul	Commercial	100.00
India			
Michelin India Private Limited	New Delhi	Commercial	100.00
Michelin India Tyres Private Limited	New Delhi	Commercial	100.00
Japan			
Nihon Michelin Tire Co., Ltd.	Tokyo	Manufacturing & commercial	100.00
Michelin Research Asia Co., Ltd.	Chiyoda-Ku Tokyo	Miscellaneous	100.00
Malaysia			
Michelin Malaysia Sdn. Bhd.	Malaysia	Commercial	100.00
New Zealand			
M. Michelin & Company Limited	New Zealand	Commercial	100.00
Singapore			
Michelin Asia (Singapore) Co. Pte. Ltd.	Singapore	Commercial	100.00
Michelin Asia-Pacific Pte Ltd	Singapore	Miscellaneous	100.00
Société des Matières Premières Tropicales Pte. Ltd.	Singapore	Miscellaneous	100.00
Taiwan			
Michelin Chun Shin Ltd.	Taipei	Commercial	98.26

Companies	Registered office	Nature	% of interest
Thailand			
Michelin Siam Company Limited	Bangkok	Manufacturing & commercial	100.00
Siam Steel Cord Co., Ltd.	Rayong	Manufacturing	100.00
Siam Tyre Phra Pradaeng Co., Ltd.	Samutprakarn	Manufacturing	100.00
Thai Tyre Mould Co., Ltd.	Chonburi	Manufacturing	100.00
Michelin Aircraft Tire Asia Limited	Bangkok	Commercial	100.00
Michelin Research Asia (Thailand) Co., Ltd.	Bangkok	Miscellaneous	100.00
Michelin Siam Group Co., Ltd.	Bangkok	Financial	100.00
AFRICA AND THE MIDDLE EAST			
South Africa			
Michelin Tyre Company South Africa (Proprietary) Limited	Johannesburg	Commercial	100.00
Algeria			
Michelin Algérie SPA	Algiers	Manufacturing & commercial	100.00
Cameroon			
Société Moderne du Pneumatique Camerounais	Douala	Commercial	100.00
Nigeria			
Michelin (Nigeria) Limited	Nigeria	Manufacturing	80.00
Michelin Tyre Services Company Ltd.	Nigeria	Commercial	60.28
Turkey			
Michelin Lastikleri Ticaret A.S.	Istanbul	Commercial	100.00

35.2. Companies consolidated using the equity method

Companies	Registered office	Countries	% of interest
Innovations in Safety Systems	Drancy	France	50.00
Société Internationale de Plantations d'Hévéas	Courbevoie	France	20.00
EnTire Solutions, LLC	Wilmington	United States of America	50.00
RubberNetwork.com, LLC	Wilmington	United States of America	27.75
Michelin Tire Chiba HBKK	Chiba	Japan	37.50
Michelin Tire Fukushima HBKK	Fukushima	Japan	39.17
Michelin Tire Shizuoka HBKK	Shizuoka	Japan	35.00
Michelin Tire Yamanashi HBKK	Yamanashi	Japan	35.00
Global Run-Flat Systems Research, Development and Technology B.V.	Amsterdam	The Netherlands	50.00
MC Projects B.V.	Amsterdam	The Netherlands	50.00
Woco Michelin AVS B.V.	Amsterdam	The Netherlands	49.00
Sapphire Energy Recovery Limited	England and Wales	United Kingdom	25.00

Statutory Auditors' Report
on the Consolidated Financial Statements

Year ended December 31, 2006

This is a free translation into English of the statutory auditors' report issued in French and is provided solely for the convenience of English speaking users. The statutory auditors' report includes information specifically required by French law in such reports. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of Compagnie Générale des Etablissements Michelin

Ladies and Gentlemen,

In compliance with the assignment entrusted to us by the Shareholders, we have audited the accompanying consolidated financial statements of COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN for the year ended December 31, 2006.

These financial statements have been approved by the Managing Partner. Our role is to express an opinion on these financial statements based on our audit.

1. Opinion on the Consolidated Financial Statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at December 31, 2006 and of the results of its operations for the year then ended in accordance with IFRS as adopted by the European Union.

2. Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

- Note 2 to the accounts related to the basis of preparation of the consolidated financial statements presents the main assumptions and estimates used by the management, in particular with respect to impairment of non-financial assets and to employee benefits.

  We have examined the process applied for the determination by the management of the assumptions used and their implementation, as well as the corresponding information disclosed in the notes to the accounts.
- Note 9 to the accounts "Non-recurring income and expenses" discloses the provisions accounted for in connection with closing of the Kitchener plant in Canada and of ending production operations at the Port-Harcourt tire manufacturing plant in Nigeria.

  As part of our work, we verified that the basis for calculation of these estimates is reasonable.
- Note 18 to the accounts "Deferred tax assets and liabilities" presents deferred tax assets amounting to EUR 947 million.

  As part of our work, we verified that the amount of deferred tax assets stated is recoverable.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the formation of the opinion expressed in the first part of this report.

3. Specific verification

We have also verified the information given in the Group management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Neuilly-sur-Seine and Paris, February 12, 2007

PricewaterhouseCoopers Audit
Christian MARCELLIN

Corevise
Stéphane MARIE

The Statutory Auditors
Members of the Compagnies Régionales de Versailles et Paris

Additional Information





The major safety drive launched in 2001 enabled the Group to reduce its accident Frequency Rate by a factor of 10!
In 2006, 7 Group facilities recorded no lost-time accident (FR = 0) and 11 facilities posted a FR* which was below 1.

* FR = 1 stands for 1 lost time accident per year in a 600-employee site.

-90%

Michelin's corporate governance: a truly modern corporate structure

Michelin's corporate governance complies with relevant regulations applicable in France and applies the recommendations of the AFEP-MEDEF consolidated report for listed company corporate governance.

Compagnie Générale des Etablissements Michelin (CGEM), the Group's parent Company, was incorporated 140 years ago as a Partnership Limited by Shares. The organizational principles of this type of corporate structure are implemented in a highly transparent and efficient way by the Company. The structure is fully tuned to Shareholders' expectations and current corporate governance standards and favors the pursuit of long-term strategies by a stable and committed management, monitored by a Supervisory Board whose functions are fully separated from those of executive management.

In addition, since all of the Company's shares are registered shares, close and direct ties are maintained with each Shareholder.

Following the accidental death of Mr. Edouard Michelin on May 26, 2006, Michelin's Managing Partner and the Group's Supervisory Board reviewed a number of possible amendments to the Group's governance. These were aimed at reinforcing the Company's Management partnership over the long term.

A Responsible Management Team, Committed over the Long Term

Experience

Pursuant to its bylaws, Michelin's management is conducted by one or more Managing Partners, who must be individuals and General Partners. Since the retirement of Mr. René Zingraff on May 12, 2006 and the death of Mr. Edouard Michelin on May 26, 2006, Mr. Michel Rollier, who had been appointed Managing Partner in 2005, acts as the Company's Chief Executive Officer. The Managing Partner brings experience acquired in a number of positions within the Group. The Managing Partner reports to the Shareholders. He is assisted by an Executive Council that meets monthly. The ten Executive Council members are presented on pp 10 and 11 of this Report.

Stability

The long-term tenure which characterizes the status of the Managing and General Partner is a genuine benefit for the Company, given the nature of the tire industry where return on investment takes time and where market adoption of technological innovations requires protracted effort and a long-term view.

Responsibility

By virtue of the General Partner status, Michelin's Managing Partner is severally liable on his personal assets for the full amount of the Company's liabilities in the event of failure. This specific structure offers Shareholders a rarely found level of guarantee that a company is run in their mid- to long-term interests. It also makes top executive management watchful of risk control issues.

Consistent with his long-term commitment, the Managing Partner may not relinquish his status as General Partner without the prior approval of an Extraordinary Shareholders Meeting. He is therefore bound to assume the consequences of his decisions in the long term.

The Managing General Partner is entitled to a statutory share of the Company's profits for the relevant financial year. He enjoys no other consideration such as salary, non-cash or retirement benefits. Michelin's corporate status, therefore, exclusively provides for variable compensation of its top executive(s) (see additional information page 146 of this document).

Independent Controlling Bodies Directly Reporting to Shareholders

Supervisory Board

Make up

In accordance with applicable law and Company Articles of Incorporation, the Supervisory Board comprises 3 to 10 members appointed by the Annual Shareholders Meeting for a term of 5 years. The Supervisory Board members may be re-elected.

Mission

The Supervisory Board monitors the management of the Company on an ongoing basis on behalf of the Shareholders and reports to them annually. Its mission includes: reviewing the corporate financial statements and the consolidated accounts and assessing the fairness and adequacy of management decisions and the quality of the internal control system and risk management policy. The Supervisory Board is regularly informed of the Group's prospects and strategy.

Independent Monitoring

The Supervisory Board comprises 7 members: Mr. Eric Bourdais de Charbonnière (who serves as Supervisory Board Chairman), Mrs. Laurence Parisot, Messrs. Pat Cox, François Grappotte, Pierre Michelin, Benoît Potier and Edouard de Royère. Six of them are independent, that is, not bound by any ties whatsoever to the Company, the Group or its management, in a way that might alter their free judgment. Supervisory Board member biographical information is set forth on pp 12-13 and compensation information on page 146 of this Report.

Competence

Between them, the Supervisory Board members combine world-class managerial skills in both industry and finance.

Assiduity

The Supervisory Board met 6 times in 2006 with a 95% attendance rate. An extraordinary meeting was held on May 29, 2006, following the death of Mr. Edouard Michelin. For Supervisory Board members to gain first-hand experience of the Company's operations on the ground, a meeting was held at a production site in the United States.

For maximum efficiency, the Supervisory Board is assisted by 2 Committees:

The Audit Committee

Under the chairmanship of Mr. François Grappotte, this four-member Audit Committee (3 of whom are independent) includes Messrs. Eric Bourdais de Charbonnière, Pierre Michelin and Edouard de Royère. Its role, in particular, includes assisting the Supervisory Board in its mission of controlling Michelin's corporate financial statements and consolidated accounts, and assessing its risk and internal auditing procedures. It met 4 times in 2006, with a 100% attendance rate.

The Compensation Committee

The Compensation Committee includes all Supervisory Board members and is chaired by the Supervisory Board's Chairman. It met once in 2006 to review Group executive compensation matters including variable compensation and stock option plans.

The Statutory Auditors

The Statutory Auditors are appointed by the Annual Shareholders Meeting for a term of 6 years based on a recommendation from the Supervisory Board after a review by the Audit Committee. They test the fairness of Group financial statements and carry out other inspection missions as provided by law. The other missions assigned to them by Michelin are not such that they might impinge on their independence.

Respect for Shareholders is one of Michelin's core values

All Shareholders have access to information which is comprehensive, easy to understand and adapted to everyone's needs.

A wide range of documents is published on all aspects of the Company's business: the Annual Report, the Shareholders' Guide, Letters to Shareholders, the Michelin Performance and Responsibility Report, the Factbook, etc. All are readily available on request from the Investor Relations Department and may be downloaded from Michelin's website: www.michelin.com/corporate.

Michelin also publishes in BALO (Bulletin des Annonces Légales Obligatoires) the regulatory information required periodically and annually of French listed companies.

Company bylaws are available for consultation at the Company's head office.

Michelin met its individual Shareholders on 5 occasions in 2006 at Bordeaux, Marseilles, Paris, Lyons and Lille.

Finally, the Group's Investor Relations Managers met institutional investors and financial analysts in 258 occasions including one-on-one meetings in 20 countries thus enabling direct discussions with more than 725 institutional investors and financial analysts in 2006. In addition, analysts, investors and portfolio managers were invited to attend specific presentations and to tour sites. Michelin also regularly communicates with SRI (socially responsible investment) investors and rating agencies.

Set up in 2003, the Shareholders' Consultative Committee is made up of 12 members, 2 of whom are Employee Shareholders. The Shareholder Consultative Committee's mission is to make an active contribution to Michelin's communication with Shareholders with respect to financial and image considerations. The Committee met twice in 2006.

Launched in 2002 and extended in 2003 to 69 countries, the Group's Employee Shareholder Plan was offered to about 113,000 employees, 69% of whom actually became Group Shareholders.

Each year, the Shareholder and Proxy solicitor communities are notified of the date of the Annual Shareholders Meeting and of the procedure to cast their votes. Michelin reminds them in particular that their shares are registered and therefore traded up to the Shareholders Meeting.

Michelin goes further and, in the US, refunds its custodian banks the cost of mailing its financial information to its North-American Shareholders, to ensure the latter receive full disclosure as far in advance of the Shareholders Meetings as possible.

Finally, Michelin considers it fair that long-term investors enjoy greater influence over the Company's strategic choices than Shareholders who have a short-term outlook. Accordingly, under the sole condition of holding their shares for more than 4 years, Michelin's bylaws grant them double voting rights.

Directorships, Compensation and Stock Options

List of directorships and other functions held in other companies by the Managing Partner

Mr. Michel Rollier (born in 1944)	
General Partner	Compagnie Financière Michelin
Director	Moria
Member of the Supervisory Board	Altamo

Net Fees Paid to the Managing Partners and Supervisory Board Members (by the Company and its Subsidiaries)

The Managing Partners

The Managing Partner(s), in his (or their) capacity as General Partner(s), is (are) jointly and severally liable for Michelin's debt. As consideration for this responsibility, he (or they collectively) enjoy(s) a statutory portion of Company profits. The Managing Partner(s)' interests are therefore fully consistent with that of the Shareholders in so far as the consideration is only collected if the Company posts a profit.

No other compensation, fees, post-retirement benefits, severance pay or benefits in kind are paid to the Managing Partner(s).

Statutory Share of Profits

By virtue of their status as Managing Partners, the acting Managing Partners in 2005, Messrs. Edouard Michelin, René Zingraff and Michel Rollier, collectively received in 2006 an amount of EUR 9,978,141 with respect to the year 2005.

Managing Partners compensation:

Salary	0
Variable pay	0
Benefits in kind	0
Director's fees	0
Post-retirement benefits	0
Total	**0**

Stock Options

Since the stock option plan was introduced in 2002, Michelin has been pursuing a cautious and fair stock option allocation policy. The options are granted at the market price prevailing at the time of granting, without any markdown or redefinition of the call price should the share price fall "out of the money" below this level. The stock-options are callable for a period of five years after a blocking period of four years.

By decision of the Annual Shareholders Meeting of May 12, 2006, the Managing Partners have been authorized to grant share subscription or purchase options to senior managers. and executives. The total amount of such share subscription options has been capped at 3,000,000 shares or 2% of current issued capital.

When options are allocated to the Managing Partners and to Group Executive Council members, subject to review by the Supervisory Board, this allocation is granted at a set date which is the day following the Ordinary Shareholders Meeting.

Out of the 136,700 stock options granted in 2006, pursuant to the authorization given at the May 12, 2006 Annual Shareholders Meeting, no option was granted to the Managing Partners.

Group Executive Council

Personnel expenses in connection with the Group's Executive Council amounted to € 5.1 million in 2006.

The Supervisory Board

The amount of collective fees paid to the Supervisory Board is set by the Ordinary Shareholders Meeting and is allocated between them at the discretion of Supervisory Board members.

The following fees were paid to Supervisory Board members in 2006 for services rendered in 2005:

Messrs.	Eric Bourdais de Charbonnière (Chairman)	€ 32,500
	François Grappotte	€ 27,000
	Pierre Michelin	€ 22,500
	Grégoire Puiseux*	€ 9,000
	Edouard de Royère	€ 22,500
	Benoît Potier	€ 18,000
	Laurence Parisot**	€ 9,000
	Pat Cox**	€ 9,000

** Mr. Puiseux's functions as Supervisory Board member came to an end after the Joint Shareholders Meeting of May 20, 2005 as he did not seek renewal of his mandate.*

*** Mrs. Laurence Parisot and Mr. Pat Cox were appointed by the same Annual Shareholders Meeting.*

TABLE OF SHARE SUBSCRIPTION OPTIONS GRANTED TO EACH OF THE MANAGING PARTNERS

	2006	2005	2004	2003	2002
Number of options granted	0	0	10,000(1)	15,000(1)	15,000(1)
Call price	-	-	€ 40	€ 32.25	€ 44
Date of first call	-	-	May 17, 2008	May 19, 2007	May 19, 2006
Date of last call	-	-	May 16, 2013	May 18, 2012	May 18, 2011
Number of options called in 2006	-	-	Not applicable	Not applicable	0
Michelin share extremes (EUR)	-	-	47.80 – 34.82	38.11 – 25.02	45.05 – 24.50

(1) Granted to each then acting Managing Partner: Messrs. Edouard Michelin and René Zingraff.
In his capacity as Chief Financial Officer, Mr. Michel Rollier was granted in the same terms and call price as below, 8,000 share subscription options in 2002, 10,000 in 2003, 7,000 in 2004. In 2005, Mr. Michel Rollier was granted 10,000 options at a call price of EUR 48, callable from May 23, 2009.

Additional information concerning Supervisory Board Members

Name	First appointed /extension	Last year of mandate	Independence*
Eric Bourdais de Charbonnière Chairman	June 11, 1999 May14, 2004	2004 2009	No
Pat Cox	May 20, 2005	2010	Yes
François Grappotte	June 11, 1999 May14, 2004	2004 2009	Yes
Pierre Michelin	June 12, 1998 May 16, 2003	2003 2008	Yes
Laurence Parisot	May 20, 2005	2010	Yes
Benoît Potier	May 16, 2003	2008	Yes
Edouard de Royère	June 12, 1998 May 16, 2003	2003 2008	Yes

* *As per the criteria set forth in the Supervisory Board's Code of conduct and quoted in the Supervisory Board Chairman's Report (page 75).*

Stock Option Plans

Status of the Share subscription option plans as of December 31, 2006

	Plan no. 1	Plan no. 2	Plan no. 3	Plan no. 4	Plan no. 5	Plan no. 6	Plan no. 7	Plan no. 8
Date of the Annual Shareholders Meeting	May 18, 2001	May 18, 2001	May 18, 2001	May 18, 2001	May 18, 2001	May 14, 2004	May 14, 2004	May 12, 2006
Decided by the Managing Partners	May 19, 2002	May 19, 2003	November 24, 2003	May 17, 2004	July 05, 2004	May 23, 2005	November 7, 2005	May 15, 2006
Total number of shares open for subscription or purchase	716,600	243,000	226,200	179,900	129,100	218,500	913,350	136,700
First calling date	May 19, 2006	May 19, 2007	November 24, 2007	May 17, 2008	July 5, 2008	May 23, 2009	November 7, 2009	May 15, 2010
Expiry Date	May 18, 2011	May 18, 2012	November 23, 2012	May 16, 2013	July 4, 2013	May 22, 2014	November 6, 2014	May 14, 2015
Call Price	€ 44.00	€ 32.25	€ 34.00	€ 40.00	€ 44.50	€ 48.00	€ 48.00	€ 58.00
Call Conditions								
Number of options subscribed to December 31, 2006	239,693	15,000	0	10,000	600	0	0	0
Stock options cancelled	23,500	4,200	11,700	0	7,200	0	9,400	0
Stock options outstanding as at December 31, 2006	453,407	223,800	214,500	169,900	121,300	218,500	903,950	136,700

Managing Partner's Special Report on Stock Option Plans

The Joint Shareholders Meeting on May 12, 2006 had authorized the allocation of stock option purchase and subscription plans to Group and Group subsidiary senior managers and executives pursuant to the provisions of article L.225-180 of Code de Commerce, up to a maximum of 3,000,000 stock options granted per year or 2% of issued capital.

By virtue of this authorization, 136,700 share subscription options were granted in 2006, callable from May 15, 2010, at a price of € 58.00.

Note that no Managing Partner or Supervisory Board Member received share subscription options in 2006 and that the ten employees, who received the largest number of options (six thousand options each), were Executive Council Members: Messrs Michel CARON, Thierry COUDURIER, Hervé COYCO, Eric de CROMIERES, Jim MICALI, Didier MIRATON, Jean MOREAU, Pete SELLECK, Jean-Dominique SENARD and Bernard VASDEBONCOEUR.

Clermont-Ferrand, February 12, 2007

Michel Rollier

Fees paid to the Statutory Auditors

Under French law, the accounts of listed companies are required to be audited by 2 independent Statutory Auditors to obtain assurance that the financial statements have been properly prepared and comply with the true and fair view principle.

The Statutory Auditors are appointed by the Annual Shareholders Meeting for a term of 6 years and may be re-elected.

The Statutory Auditors of Compagnie Générale des Etablissements Michelin, Michelin's holding Company, are:

PricewaterhouseCoopers Audit
63, rue de Villiers
92200 Neuilly-sur-Seine
Represented by **Christian MARCELLIN**, Partner
Substitute Statutory Auditor, Mr. Pierre COLL, Partner of PricewaterhouseCoopers Audit

Corevise
3/5, rue Scheffer
75016 Paris
Represented by **Stéphane MARIE**, Partner
Substitute Statutory Auditor, Mr. Jacques ZAKS, Partner of Corevise
This audit firm practices in France and does not have offices in any other country.

No legal or financial dependence exists between the 2 Statutory Auditors or their audit firms.

The Statutory Auditors were appointed by the Joint Shareholders Meeting of May 14, 2004. Their term of office expires at the end of the Annual Shareholders Meeting convened in 2010 to approve the accounts of financial year 2009.

The following table sets out the details of fees paid in 2006 by Michelin Group to its Statutory Auditors and contractual auditors. Note that CGEM consolidates 249 subsidiaries in 58 countries. The financial statements of each of these subsidiaries are audited in their respective countries by contractual auditors, who may or may not be members of a worldwide network of firms.

Table of fees paid to Compagnie Générale des Etablissements Michelin (CGEM)'s Statutory Auditors

Years 2006 and 2005	PricewaterhouseCoopers				Corevise				Other				Total			
	thousand euros		%		thousand euros		%		thousand euros		%		thousand euros		%	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Audit																
Statutory audits, opinions, reviews of standalone and consolidated financial statements																
- CGEM	178	177	4.0%	3.9%	178	177	48.5%	50.4%	-	-	0.0%	0.0%	356	354	3.8%	3.7%
- French subsidiaries	546	597	12.3%	13.1%	146	174	39.8%	49.6%	165	160	3.7%	3.4%	857	931	9.2%	9.7%
- Foreign subsidiaries	3,225	3,286	72.7%	72.0%	-	-	0.0%	0.0%	1,937	1,969	43.2%	42.1%	5,162	5,255	55.6%	54.8%
Other services directly linked to the statutory audit work																
- CGEM	-	-	0.0%	0.0%	-	-	0.0%	0.0%	-	-	0.0%	0.0%	-	-	0.0%	0.0%
- Subsidiaries	34	48	0.8%	1.1%	-	-	0.0%	0.0%	49	50	1.1%	1.1%	83	98	0.9%	1.0%
Sub-total Audit	**3,983**	**4,108**	**89.8%**	**90.0%**	**324**	**351**	**88.3%**	**100.0%**	**2,151**	**2,179**	**48.0%**	**46.5%**	**6,458**	**6,638**	**69.6%**	**69.2%**
Other services rendered by auditors networks to subsidiaries																
Legal, tax and social	319	362	7.2%	7.9%	-	-	0.0%	0.0%	1,963	1,918	43.8%	41.0%	2,282	2,280	24.6%	23.8%
Other	132	92	3.0%	2.0%	43	-	11.7%	0.0%	370	585	8.3%	12.5%	545	677	5.9%	7.1%
Sub-total Other	**451**	**454**	**10.2%**	**10.0%**	**43**	**-**	**11.7%**	**0.0%**	**2,333**	**2,503**	**52.0%**	**53.5%**	**2,827**	**2,957**	**30.4%**	**30.8%**
Total	**4,434**	**4,562**	**100.0%**	**100.0%**	**367**	**351**	**100.0%**	**100.0%**	**4,484**	**4,682**	**100.0%**	**100.0%**	**9,285**	**9,595**	**100.0%**	**100.0%**

Risk Management

Operating Risk Management

Michelin relies on three tiers of independent and highly responsible groups to guarantee the robustness of its risk control policy:

• **Operating managers** identify and manage risks in their respective entities (prevention, protection and continuity) in line with Group standards.

• **Group Services** (Finance, Legal, Environment & Prevention...): analyze risks, define standards and manage and monitor implementation of risk policy in their own field of expertise.

• **Internal auditors** review overall risk control measures.

Michelin's risk policy is supervised and coordinated at the Group level by a **Risk Manager**.

The latter convenes at least two yearly Group Risk Committee meetings designed to support the Managing Partner's risk control decisions with special emphasis on potentially serious risks.

Financial Risk

Financial risk is discussed in Note 4 of the Consolidated Financial Statements, on page 95 of this report.

Industrial Hazards

Industrial hazard control is vital for the protection of Michelin's operations over the long term and for the safety of its teams. It is also key to the proper management of the Group's assets and the environment.

In the 2003/2004 period, Michelin's industrial hazards were mapped out and updated in 2005 in order to better identify and assess criticality. Multi-annual action plans with a strong emphasis on prevention were drawn up and prioritized. These have been and will continue to be deployed systematically. They address, in particular, the issues of safety at the workplace, industrial hygiene, and asset and environmental protection.

Monitoring of the Group's progress in the areas of Environment and Prevention is based on:

- 5-year orientations and objectives which are revised each year based on the evolution of the assessments that are carried out. Such orientations and objectives are given concrete expression in Progress plans and Investment plans for each operating entity.

- a network of experts who are based in each site and bring technical and methodological support to the local managers. The latter bear ultimate responsibility for the performance of their entity's Environmental and Prevention performance.

The robustness of the approach is based on implementation of Michelin's SMEP Environmental risk management prevention system. This is an extension to all fields (asset protection, ergonomics, industrial hygiene) of the pre-existing environmental management system.

The system is being rolled out in the industrial sites. Michelin's internal auditors toured the pilot sites in 2005 - 2006. The system should be fully deployed by 2011.

Limited Industrial Hazards

The main risk factors arising from Michelin's operations and relevant remedial actions are as follows

Industrial operations	Main risk factors	Remedial action
Synthetic rubber production 2 plants, Bassens in France and Louisville, Kentucky in the USA.	Inflammability of hydrocarbons used in synthetic rubber	Regular review of safety and site protection measures; significant investment programs to further enhance risk control and limit the consequences of an event. In 2006, an EUR 30m safety investment program was completed in the Bassens butadiene storage facility.
Metal reinforcement production Production in 10 sites supplying 80 factories worldwide	Accidental spillage from electrolytic metal reinforcement processing plant	Regular inspection of the facilities and processing of effluents at waste water treatment plants
Rubber mixing production Production in 49 sites supplying 80 factories worldwide	Fire risk in the event of emergencies	Pursuit of program to equip all facilities with sprinkler devices and risk confinement through fragmented operations. At the end of 2006, nearly all mixing workshops were equipped with sprinkler devices Group-wide. By 2009, the Group will have completed its progress plan involving confinement of risks through fragmentation of operations.
Textile reinforcement production 3 workshops	Vapor and gas emitted while processing adhesives	Installation of air purifiers at every plant

Fire Risk

Fire is the Group's main industrial hazard, both at process and raw material and finished product storage levels.

The number of significant fires reported Group-wide, is, however, very limited: 3 to 5 per year over the last three years.

In this period, no fire or other industrial accident resulted in serious damage to personnel, Group or third-party assets or environmental impact for the neighboring communities.

A global fire risk assessment and control method was set up to control fire risk.

• **Michelin took the initiative of an ambitious test program** whose scope goes beyond its internal needs. The program aims to improve and share state-of-the-art knowledge in the area of automatic protection by sprinkler systems in tire warehouses and in the area of environmental impact of tire fires.

This series of tests took place between 2001 and 2006, respectively at the US-based UL Center of Chicago and in France at CNPP (*Centre National de Prévention et de Protection*).

They involved the main tire manufacturers, supply chain specialists and a specialized parts manufacturer under the umbrella of SNCP (*Syndicat National du Caoutchouc et des Polymères*).

The program, the first of its kind for these types of tests, was conducted on significant quantities of stored tires (2,000 to 4,000 tires per real life test), arranged in actual storage conditions. Some 21 preliminary tests and 12 life-sized tests were conducted with a variety of tire storage configurations: sidewall, tread and chain storage. Among other findings, the tests served to compare the relative performance of different types of sprinklers (Spray and ESFR types) and to assess the efficiency of wetting agents in conjunction with water.

Learnings from the initiative have improved fire protection for existing warehouses and measured the effectiveness of new technologies for future infrastructures while safely optimizing their operation.

It also produced further information on the environmental impact of such fires based on analysis of smoke components, fire fighting water and atmospheric dispersion studies.

• **A robust approach to fire risk:** Michelin developed **HPRM (High Protected Risk Michelin)**, specifying its own standards of major industrial hazard and emergency control. HPRM is based on three sets of measures:

- **prevention-related** (an array of hazard prevention measures)
- **intervention** (early detection, fast-reacting personnel and equipment) and
- **protection** (automatic protection devices and passive measures to confine risks in order to minimize damage in the event of serious emergency).

The Group-level risk control expert team is supported by a network of site-based operational counterparts who ensure effective compliance with Group standards in all facilities. The condition of, and measures taken by, sites were reviewed against HPRM standards. The progress targets that were identified are prioritized as part of multi-annual progress plans drawn up by all industrial and logistics sites.

Moreover, new projects (construction, revamping, extension, switching to new manufacturing processes and so on), were subjected to prior approval by Environment and Prevention experts who ensure compliance with HPRM standards.

The Group's global control approach is based on a proprietary tool and deployed at a central level. The tool serves to assess site conformity to standards for both asset protection and fire risk. It is due to enter into mainstream application on January 1, 2008.

• **Leveraging test experimentation and exchanging good practices:** further to the success obtained through use of the Michelin "SECURISTAT" data collection and processing software for events in connection with industrial hazards deployed in 2004, the Group-level fire prevention department developed a system to build on these learnings gained both in-house and from third parties. Events are analyzed and the conclusions drawn from them are shared across the Group to drive further progress.

Impact of Seveso Directive Amendments

The "Seveso II" European directive aims to prevent major chemical hazards at industrial sites and to limit their consequences for man and the environment. It induces site classification with reference to the volume of site hazardous substance inventory. The level of regulatory disclosure requirements and prevention measures is based on this classification. At the end of 2004, out of more than 40 Michelin European sites, 1 was classified "high-level" and 5 "low-level" risk sites.

The Seveso 2003 amendment entering into force in 2005/2006 provides for a reduction by factors of 2 to 4 of the value of classified inventory. In spite of optimized on-site raw material inventory management launched in 2005, the new regulations call for a change in the number of Seveso-classified sites, as previously announced.

As a result, and for an unchanged level of risk, 2 sites are now classified "high-level" and 7 sites "low-level".

Risk Transfer to Insurance Companies

In addition to a proactive protection and prevention policy, the Group's insurance strategy is based on the following three aspects:

1. Risk Assessment

The level of coverage required is determined by the "Audit" and "Environment and Prevention" departments.

2. Transfer of High-intensity Risk

Michelin has contracted integrated global insurance programs within the limits of the insurance and reinsurance markets to cover high-intensity risk. These involve mainly "property damage" and "civil liability" coverage.

Property damage
A EUR 500 million insurance program was negotiated. To ensure continued operations under the best financial terms in case of emergency, this program includes a EUR 40 million Incremental Operating Cost coverage.

Civil Liability
This program includes three key aspects:
• product liability;
• industrial third-party insurance which is direct in EC countries and in addition to the ceilings of local contracts in all other countries;
• environmental emergency coverage for all Group companies.
The guarantee does not cover Legal Fees and Product Recall Expenses.
Other insurance programs cover lower-level risk.

3. Group Captive Insurance Companies

The Group owns several captive insurance companies whose role is to cover medium-level risk. This involves risk pooling and helps control Group insurance costs.
Captive companies, within ceilings commensurate with their resources, mainly handle:
- "property liability", with a EUR 30 million ceiling per event;
- "product liability" in the USA and Canada, with a USD 5 million maximum coverage per claim;
- "product recall" liability with a EUR 20 million ceiling per event.

The aggregate premiums for financial year 2006 amounted to EUR 66.6 million*.

** This amount includes premiums paid to captive companies through Non-Group companies.*

Legal Risk

Michelin employs policies and procedures to assure compliance with statutes and regulations applicable to its business practices. Management is not aware of any law or regulation (i) presently in effect or (ii) already promulgated and scheduled for implementation, the effect of which would have a material adverse effect on the Company's operations or financial standing.

Group companies can acquire legal liability as a result of operations connected with tire design, development, manufacture, sales and distribution. Michelin's quality systems and ongoing research and development (which is in significant part focused on tire performance and customer safety) are employed by the Group companies, in part, to promote safety – therefore also mitigating risk.

Group companies can be exposed to legal claims in the following areas: products liability claims (chiefly in the United States); claims associated with the sale and distribution of products; claims regarding social obligations (for example, post-retirement benefits); claims associated with intellectual property (for example, infringement claims); and, claims regarding alleged occupational disease.

In June 2005, in Canada, a group of employees and former employees (and all also Michelin pension fund beneficiaries in Canada) started a legal action against the Canadian subsidiary of the Group aimed at forcing that subsidiary to pay a sum of 350 million Canadian dollars to said pension fund. Michelin Canada believes that it has meritorious defenses to these claims. At this stage in the proceedings, the Group deems it unnecessary to make a provision for these claims.

As part of their ordinary day-to-day business, certain companies within the Group are parties to legal proceedings. A number of such legal proceedings involve alleged occupational disease (including alleged asbestos exposure claims) or employment-related discrimination claims. Although the outcome of such pending actions can be unpredictable, the Group currently considers that such claims will not have a materially adverse affect on its financial status.
As at December 31, 2006, there existed no claim, arbitration proceeding or exceptional event which management deemed likely to have or to have had a materially adverse impact on the Group's financial standing, earnings, business or assets.

Risks arising from competition

Michelin Group is confronted with significant worldwide competition; this is intensifying, particularly on the part of players from Asian countries. Although the Group is pursuing a continued innovation strategy, accelerating the pace of its development in the high-growth markets and enhancing its competitive position, this situation could impact Group operations, financial position and results negatively.

Risks in connection with non-completion of the "horizon 2010" plan

Michelin Group's strategy for the next four years is clear: leverage ongoing innovation, accelerate the pace of development in the high-growth markets and achieve substantial competitive gains.
The Group's ability to implement this strategy successfully could be jeopardized by external factors having a negative impact on its business. These include (i) increasingly strong worldwide competition characterized by the emergence of new players with improved technological know-how, (ii) lasting industrial overcapacity leading to a general downward pressure on prices, (iii) a bearish economic environment, particularly in the

developed economies, and finally (iv) further significant external cost increases, especially concerning raw material prices.

For all these reasons, Michelin is not in a position to guarantee the successful implementation of its horizon 2010 strategy. Should major obstacles prevent this strategy from being implemented, this could have a negative impact on the Group's operations, financial standing and results.

Risks in connection with the raw material environment

Raw material purchases account for a significant share of Michelin Group's charges, representing one fourth of net sales and half of all Group purchases in 2006. Although Michelin's policy has always been one of integrating raw material price increases into its sales prices, one may not take it for granted that a further hike in raw material costs can again be offset by an increase in selling price. Moreover, it is to be noted that the Group is not in a position to hedge its raw material purchases, as hedging instruments have not so far been efficient enough.

Company and environmental Information for 2006

as per the law on New Economic Regulations (NRE)

French companies are required to disclose in their Annual Report "information on the social and environmental impact of their activities", pursuant to Clause L 225-102-1 and relevant application decrees of February 20 and April 30, 2002 of the "*Code de Commerce*".

In 2006, Michelin continued to deploy its set of global indicators based on data supplied by all of its 69 industrial sites in 19 countries and more than 170 sales agencies, with a view to offering as realistic and meaningful as possible an account of its social and environmental responsibilities. Group scope applies in all instances except for situations where the relevant scope is indicated.

Michelin Group's responsible commitment to People, its Customers and Shareholders, as well as to the Environment are set forth in its **Michelin Performance and Responsibility Charter**, which embodies its responsible development approach. The charter may be downloaded from the Group's website www.michelin.com.

In addition, **Michelin's Performance and Responsibility Report 2005-2006**, published in May 2007 in French and English, provides a detailed review of ongoing measures to ensure fully responsible pursuit of the Group's growth and economic performance targets.

Social information

1 a. Number of Group employees, breakdown of male/female employees, change in number of employees, fixed-term contracts, overtime and third-party manpower

Group employees as of December 31, 2006
(full-time equivalent, all work contracts included)

	Europe	North America	South America	Asia Pacific	Africa Middle-East	Group Total
Headcount	72,113	22,078	5,934	13,155	2,475	115,755

Breakdown of male and female employees
(all work contracts included)
Female employees as a percentage of headcount as of December 31, 2006

	Europe	North America	South America	Asia Pacific	Africa Middle-East	Group
Production workers	7.63	14.31	8.64	5.61	1.40	8.65
Administrative and technical staff	25.72	28.24	26.35	27.31	20.36	26.25
Management	15.62	12.17	13.24	14.29	10.96	14.78

Scope: for the Group, excluding Euromaster, TCI and Nigerian plantations.

Change in number of employees in 2006
(all work contracts included)

	Europe	North America	South America	Asia Pacific	Africa Middle-East	Group Total
Natural attrition	4,727	1,965	475	887	186	8,240
Negotiated redundancies	2,469	866	622	350	74	4,381
Early retirement	2,117	852	0	10	9	2,988
New hires	5,818	2,369	627	1,642	439	10,895

Scope: for the Group, excluding Euromaster, TCI and Nigerian plantations.

Fixed-term contracts

In 2006, fixed-term contracts accounted for 2.2% of total Group payroll.

Overtime, interim workers

Overtime can be used to cope with staff availability issues and to adjust to customer needs. In 2006, overtime accounted for an average of 3.2% of the total number of hours worked within the Group. The rate varies from 1.7% in Europe to 5.8% in North America. Compensation paid in 2006 in connection with overtime amounted to 1.8% of Group total payroll.

Interim work at Group sites accounted for an average of 6.3% of total Group headcount (full-time equivalent), and varied from 4.7% in South America to 6.9% in Europe.

1b. Information concerning staff downsizing plans, job retention initiatives, retraining and severance support measures

Michelin Group's industrial strategy involves two complementary objectives:

- "strengthening" the "Western" industrial base (Western Europe, North America, Japan) through ongoing productivity improvements and high-tech product manufacturing;
- supporting growth in the "East" (Eastern Europe, Asia, South America), to cater to the needs of high-growth local markets.

This growth and consolidation strategy does not go without industrial restructuring and redundancy plans, like those conducted in 2006 in Canada, Colombia, Spain, the United States, France, Hungary, Italy and the United Kingdom, where more than 6,000 employees were subject to severance or occupational reclassification plans.

In such circumstances, Michelin Group systematically deploys a full range of initiatives to avoid redundancies and support every staff member individually. These include:

- intra-Group redeployment: Priority is given to these measures, implemented in particular in France, Hungary and Italy in 2006;
- reliance on the Group's entity dedicated to facilitating and anticipating internal and external mobility requirements (France);
- use of early retirement and similar provisions (including CATS in France, "mobilita corta" and "mobilita lunga" in Italy, standard or "contrato de relevo" gradual early retirement plans in Spain, in Hungary and in the United Kingdom);
- Group-financed job search services by dedicated support offices and outplacement entities;
- specific severance packages, often in excess of minimum legal obligations (Canada, Colombia).

In Europe, Michelin Development promotes job creation in regions where the Group operates. In 2006 the Group counted ten Michelin Development companies, operating in countries hosting the Group's largest industrial sites, one of them set up for the first time in North America (Kitchener, Canada). The promotion of local economic activity facilitates the reclassification of employees who find themselves in a position where they have to leave the Company. In 2006, Michelin Development contributed to the creation of more than 1,300 jobs in Europe (please also refer to paragraph 10).

2. Labor organization and working hours, part-time work, absenteeism

Labor organization

Work hours in the Group's 69 industrial plants and dozens of logistical, sales and administrative sites, are fixed pursuant to legal provisions which vary from country to country. For full-time employees who are not working in shifts, the annual work time varies from 1,591 hours in France to 2,100 hours per year in Colombia, or 213 days in France and 275 days in Colombia.

Shift work serves to optimize industrial facility utilization by enabling maximum production time (up to 360 days/year, 7 days/week). Shift workers enjoy significantly reduced overall work time and additional compensation. On a Group-wide basis, more than 55,000 people work in shifts, mostly 3x8 hour shifts, but also 4x8, 5x8 and week-end shifts, reflecting different industrial, legal as well as local practices.

Part-time work

Part-time work contracts are available in most countries where the Group has industrial operations. Overall, 4.5% of the Group's workforce works part time across job categories. Of these, 10.9% are women, versus 3.4% men. By category, part-time work breaks down into 3.0% for production agents, 2.5% for administrative workers and 1.5% for management.

Absenteeism

Absenteeism on Michelin sites tends to be lower than national rates in similar sectors. The Group average, all employee categories included, was established at 4.0%, with sick leave amounting to 2.2%, injury 0.7% and protracted sick leave 1.1%.

3. Change in payroll and welfare costs, equal opportunities for men and women, profit-sharing, bonuses, company savings schemes

2006 Total Payroll* (in EUR million)	production workers	administrative/ technical employees	Managers	Fixed-term contracts	Severance pay and restructuring
4,717.7	2,003.1	1,829.3	544.2	102.7	14.8

* *Not exhaustive breakdown: the total figure includes provisions for retirement benefits, tax, stock-option pre-payments and other long-term prepayments.*

Change in payroll and welfare costs

In 2006, payroll and benefit costs accounted for 28.8% of net sales, amounting to EUR 4,717.7 million, of which EUR 971 million social charges borne by employers.

Group payroll and social charges breakdown as follows:

Wages and salaries	75.5%
Social security costs	20.6%
Defined benefit plans and severance costs	3.8%
Share option plan costs	0.1%

The Group's pay policy is designed to offer competitive compensation in each country, through an optimal balance between employee satisfaction and Group economic performance. This key aspect is the subject of careful management as pay levels have a direct impact on the cost of sales. The Group's pay policy, managed with a long-term view, rewards individual performance and management skills and is based on career management, local practice and market developments. All categories of staff, including production workers, benefit from customized pay packages that reflect individual contributions to Group development.

Profit-sharing and variable pay programs were set up in different countries and employee categories. For its executives in particular, Michelin has a variable pay policy. For the sake of consistency, Michelin's manager compensation policy is governed by similar rules and processes in the different countries and hinges on achievement of targets.

In so far as pay scales are country-specific, publishing a yearly average pay increase figure would not be meaningful. For reference purposes, taking France (which has the largest headcount with close to 24,000 employees) and where inflation ran at 1.6% as an example, pay increases in 2006 were as follows:

Production workers	+ 2.70%
Administrative and technical staff	+ 3.00%
Management	+ 3.50%

Equal opportunities for men and women

In each country, the average wage differential between men and women is calculated for each employee category, for the three levels of responsibility where women are most represented. A weighted average based on country's headcount is then calculated for the Group.

Group average pay differential between women and men employee:

Status	Differential
Production workers	0.21%
Administrative and technical staff	- 4.06%
Management	- 7.14%

The differential can be attributed to company seniority, or experience and responsibility, generally lower among women. Pay policy is strictly identical for men and women in each personnel category and country.

Profit-sharing, bonuses, company savings programs

In addition to basic and variable pay that is pegged to individual and corporate results, and in addition to overtime and compensation directly related to the nature of work performed, where applicable, Michelin's employees enjoy different types of bonuses depending on local laws and practices. These include profit-sharing agreements and company savings programs (with company contributions up to 50% of employee contributions). Fifteen countries have introduced such programs, benefiting more than 73,000 Group employees. These benefits account for up to 12% of corresponding payroll.

At Manufacture Française des Pneumatiques Michelin, a new profit sharing program was concluded with the trade unions for the 2005-2007 period. Multiple indicators are used to calculate bonuses: these include the number and type of progress ideas, the percentage of scrap recycling, the frequency of accidents at the workplace, raw material waste, output level, order fill rate and site-level employability. The amount of the bonus, which is paid in the first quarter of the following year, can account for up to 5% of total salary.

The share of profit paid in 2006 in relation to 2005 profit sharing entitlements amounted to EUR 23.7 million (versus EUR 33.9 million in 2005) or 3.4% of gross salary and an average of EUR 968 per person.

4. Professional relations, collective bargaining

In 2006, more than 1,600 official meetings were arranged with employee representatives in 22 countries. These meetings, over and above the formal and informal exchanges they gave rise to, led to multiple agreements. Fifty different information and consultation channels were identified within the Group as being currently in use in the different countries: each country concerned uses on average 8.6 of them, including such media as Intranets, corporate magazines, monthly team meetings, the Forward video magazine, meetings with employee representatives, local surveys and so on.

The following countries have one or more branch agreement(s):

Algeria, Belgium, Brazil, China, Colombia, France, Germany, Hungary, Italy, Japan, Mexico, the Netherlands, Nigeria, Poland, Romania, Spain, Sweden, Taiwan, Thailand, the United Kingdom and the United States. Overall, these agreements apply to 70,000 employees, or upwards of 80% of the headcount in the countries concerned.

In 2006, 39 branch agreements were signed with employee representatives in 15 countries, applicable to more than 61,000 employees. In several countries, collective agreements signed in previous years were in force in 2006.

Examples of agreements signed in 2006:

Europe

- Germany: in the framework of a 30% productivity increase, a collective agreement was negotiated with the German Workers' Committee grouping several MRW establishments and with the trade union;
- Spain: agreement on the 2007 work schedule for the different industrial sites; early retirement agreement for the Lasarte, Vitoria, Aranda and Almería site production workers and for the Vitoria site administrative workers; specific site agreements addressing different flexibility measures: production peaks, seasonality, work day activations and deactivations, work organization change;
- France: agreement on a guaranteed effective rate, four agreements dealing with changes to the point computation system, two PERCO (collective retirement savings plan) agreements, one CCA amendment (*Convention de Cessation d'Activité*/Activity Wind up Agreement);
- Poland: agreement on pay and working time for interim employees;
- Italy: agreement on work organization and work time;
- United Kingdom: agreement on production and administrative worker pay.

North America

- Mexico: annual renewal of the collective agreement for pay, benefits and working conditions;
- United States: agreement between BFGoodrich Tire Manufacturing and the United Steelworkers union;
- Canada: agreement with the United Steelworkers union on terms for closing the Kitchener (Ontario, Canada) plant, effective on August 1, 2006.

In addition to scheduled collective negotiations, Group managers regularly meet USWA representatives to share information on Company business, address topical issues and discuss themes of common interest.

South America

- Brazil: agreement on general working conditions and pay, renewal of the Resende site working hours and profit sharing scheme;
- Colombia: renewal for 6 months of the Collective agreement, signature of a benefits plan valid for 1 year and enabling all employees to enjoy similar benefits.

Asia

- Thailand: agreement on shift work incentives.

Africa & the Middle-East

- Algeria: SATI collective agreement, defining the levels, scales and responsibilities attached to the different jobs in the company; this agreement was updated in 2006 and will be revised in 2007.

5. Occupational Hygiene and Safety

Risk prevention in the area of industrial hygiene

The network of Hygiene correspondents relies in particular on "Materials" Experts in the Research Center as well as on occupational doctors. It conducts a program for chemical hazard evaluation and prevention at the workstations, including the drafting of guides and risk & exposure follow-up referentials.

Drawing on experience in Europe, South America and North America, this approach is designed to set up an efficient system to manage potential chemical hazard.

The Group opted for global introduction of a centralized expert information system ensuring worldwide consistency of all Group finished and semi-finished product safety documentation, compliant with both local laws and regulations and Group standards. This safety documentation includes safety factsheets, Workstation Product Safety Instructions, labels and transportation documents.

In France, sites implemented a strict technical process to address the risk of legionnaire's disease contamination.

Concerning asbestos, Michelin never manufactured or processed this material. Asbestos was never a tire component. In the '60s and '70s, asbestos was used in many companies as well as in housing construction for thermal insulation.

Michelin used it at the time for thermal insulation, in particular for heat insulation (cladding) pipes and curing presses, as well as friction parts (brakes).

Facilities and equipments containing "bonded" asbestos are identified and their condition is closely monitored.

To date, there no longer any "free" asbestos in the Group. Materials and spare parts containing bonded asbestos are scheduled to be replaced gradually.

As in previous years, asbestos technical files including studies, training, spread analysis and action plans were updated in France (DTA).

Concerning new site acquisitions, Michelin uses the same approach, including in those countries where legal regulations are less developed.

Occupational health

Individual health is monitored internally or by third party physicians coordinated by the Group's head physician. Where existing public health facilities or services are deemed inadequate, Michelin takes steps to improve them (as in isolated sites located in emerging countries).

A Guide for health service activities, defining the organization, priorities and areas for action of medical services for each Geographic Zone was developed based on good internal and external practices. The document was circulated to Group entities in 2006.

In 2006, progress actions concerning emergency first-aid were pursued in all Group plants:

- introduction of defibrillators: almost all sites are now equipped and the required training as been provided;
- first-aid procedure training has continued with the objective of having 10% of the Group's staff trained;
- further improvement in the quality of training courses with a minimum 8-hour standard training course, followed up with a 4-hour annual refresher course.

In 2006, Michelin continued its AIDS prevention action, focusing on the worst hit countries. The Group also conducts numerous AIDS awareness campaigns among employees and local populations.

Public health campaigns were launched in many countries for the benefit of employees and their families (diseases due to smoking, lack of exercise, eating habits).

Safety at the workplace

On average, Michelin Group site accident frequency and severity rates are as follows:

	2003	2004	2005	2006
Frequency Rate (TF)	9.93	5.73	3.61	2.55
Severity rate (TG)	0.46	0.32	0.25	0.21


2001
4,200
2002
3,010
2003
1,662
2004
988
2005
626
2006
438

The number of accidents was divided by 10 over 5 years

In 2006, out of 18 plants that reported TF below 1, note that 7 had no accident involving work stoppage (TF = 0). For information, a TF of 1 represents 1 accident involving work stoppage per year for 1,000,000 work hours, which, in France, represents on average a plant employing 600 people. Substantial progress achieved in 2006, in line with 2005 results, flow from the continued drive to secure results and ensure further progress. Under this approach, a number of prevention indicators were introduced. This includes an indicator to measure staff involvement in communication, awareness building and training measures, as this is key to the introduction of robust prevention practices.

Moreover a specific approach was initiated across Group sites to place "high-level risks" under control. This includes high-tension electrical supply work, working at heights, use of forklifts, maintenance operations, etc.

A workstation prevention process is being deployed across Group factories. This will enable collection and retention of knowledge for facility management for all types of configurations (normal or exceptional running conditions).

In the area of ergonomics, an ambitious 5-year program was prepared.

Finally, a specific charter for third party service providers operating at our sites was signed in 2005 with our main temporary work providers worldwide. In particular, it aims at enforcing Michelin's work safety instructions by third-party personnel working in Group sites.

Road Safety

While pursuing its drive to enhance its products quality and performance, as this progress contributes to road vehicle safety, Michelin Group decided to commit itself to more sustainable and safer mobility beyond tire manufacturing through actions aimed at reducing the number of traffic accidents worldwide. To this end, awareness, training and education campaigns aimed at enhancing driver behavior are key, as they address the root causes of road hazards worldwide.

In 2006, the Group also launched a road safety awareness and training program aimed at its own employees. The risks to which personnel are exposed while working as well as those inherent in commuting from home to work (the leading cause of mortality at work for European companies) will be monitored through specific indicators. These actions, aimed at the Group's employees will begin in Europe in 2007 and be gradually rolled out to the entire Group in 2008-2010.

The Group's pan-European action plan follows our commitments taken in 2004 in the framework of the European Road Safety Charter as adopted by the French Charter in September 2006. A first phase of deployment provides for internal awareness-building and training campaigns: actions to improve travel management and best practice sharing, supplemented by installation of air-pressure monitoring stations with a Michelin Man design. Using the system implemented in France on the motorway network, these will enhance access to tire inflation facilities and combine prevention and awareness building actions.

6. Training

In conjunction with active career management, the Group's training policy aims to offer all employees the training they need to work efficiently and evolve professionally. Particular attention is paid to the quality of initial training upon entry into each function.

The Group's 2006 training access rate (number of training hours compared to number of hours worked) was 2.9% (versus 2.8% in 2005).

From a quantitative point of view, the number of training hours for 2006 was 6.1 million hours, compared with 5.9 million hours in 2005, or an average of 52 hours by employee and 74 hours per trainee, versus 50 and 73 hours respectively in 2005.

Breakdown of training hours by staff category:

	Production workers	Administrative and technical staff	Management	Total
Training hours	4,535,340	1,337,097	257,124	6,129,561
Percentage	74.0%	21.8%	4.2%	100.0%

Job training accounted for the bulk of the Group's training courses in 2006, in line with Michelin's policy of contributing to the development of individual skills.

7. Disabled workers

The question of disabled worker employment is highly complex from a legal point of view. As countries have their own regulations on this subject, obligations vary widely. They range from a minimum hiring obligation (10 countries recommend a percentage: 0.5% in Thailand to 7% in Italy) to no effective obligation (Russia), with intermediate situations based on incentive programs (as in the Netherlands and Colombia). Several countries authorize those companies that fail to comply with statutory rates to make a financial contribution instead. Generally speaking, the disabled are protected by law as in the United Kingdom, Canada or the United States, with respect to both the confidential nature of the disability and the right to keep its employment.

Handicaps are recognized based on an individual statement which, in certain countries, such as Brazil and Russia, must be validated by an official medical commission. Such individual statements are prerequisites in certain countries like the United States for a person to be included in the statistics. Owing to the dissuading effect of individual declarations, statistics should be interpreted cautiously and are probably underestimated, though to what extent is difficult to determine.

In this context, Michelin Group applies its own principles of diversity of populations and the rejection of discrimination on any grounds. The Group seeks to facilitate employment of disabled people wherever possible. Within Michelin Group companies, the situation varies, ranging, as the minimum standard, from the guarantee of non-discrimination in professional promotion and job retention for people who become disabled, to programs aimed at identifying suitable jobs, making ergonomic adjustments and hiring disabled people.

In December 2006, a Group Policy document: *People with disabilities* was drafted and circulated for application in all Group countries. It states the Group's commitment to hire, retain in employment, manage and train disabled people, pursuant to the Company's non discrimination principles and to use the services of institutions that specialize in disabled people employment, wherever possible.

With the above limits concerning the reliability of disabled employment statistics, the Group currently counts 2.75% of declared disabled employees (in a relevant headcount of 90,000 people), with major differences between regions (Europe: around 3.6%, North America: around 2.3%, South America: around 0.9%, Asia: around 0.3%, Africa and the Middle-East: 0%). The differences between countries too are important, from 0% declared disabled employees in several countries, 0.4% in China and Hungary, 1% in Brazil, 1.9% in Italy, 4.2% in Germany, 6.1% in France and more than 11% in Canada.

8. Community actions

In all countries where it operates, Michelin acts as a "patron", by contributing funds to a number of activities or services benefiting staff and their families. Some of them are provided for and defined by local regulations, and others are voluntary. Michelin's action in this area is wide-ranging: health insurance, catering, transportation, cultural events, sports and health campaigns conducted within work councils or similar organizations. The amount of the Group's annual contribution is an estimated EUR 25 million.

9. Subcontracting

In 2006, third party services having no connection with production operations (cleaning of facilities, machinery and work outfits, security, handling and storage, waste disposal, IT, telecom and administrative operations) accounted for the equivalent of 14.5% of payroll, versus 14.0% in 2005.

10. Impact of Michelin's activities in the areas of employment and regional development: "Michelin Development" in Europe

Through its "Michelin Development" operations, the Group makes a concrete contribution to job creation in the European regions where it operates, in the form of technical advice and financing of subsidized loans benefiting local companies.

In 2006, Michelin Development pursued its actions in Germany, Spain, France (through SIDE: *Société d'Industrialisation et de Développement Economique*), Hungary, Italy, Poland, the United Kingdom, Russia and Romania. Operations were started in North America at Kitchener, (Canada). It employs 18 people and has a budget of close to EUR 8 million used, in particular, to finance projects that contribute to creating new jobs. In 2006, Michelin Development has stimulated the creation of around 1,340 jobs, chiefly in France, Italy, Spain, Germany and the United Kingdom.

11. Relations with Communities, Schools and Associations

Wherever it operates, Michelin Group takes an active part in community life and fosters friendly and fruitful contacts with local organizations including local authorities, municipal services, schools and associations. When appropriate, Michelin takes part in their activities by contributing advice, funds or hands-on support.

In 2006, some 17,000 days were spent Group-wide by staff members in community relations, and more than EUR 7.5 million were paid to external groups. These contributions tend to be fairly correlated to the actual headcount in the regions concerned.

Financial contributions are primarily dedicated to addressing human problems (health or social issues) and to sports and cultural events (around 36% of the total), including schools. Funds for education and training account for around 57% of the total amount, with the remaining 7% also dedicated to mobility, in particular road safety.

Measured in terms of time and direct contribution of Michelin staff, teaching accounts for 45% (or about 8,000 days) of the Group's contribution.

The actions aimed at local welfare (more than 1,200 actions recorded) are extremely varied, defeating any attempt at an exhaustive overview. Following are some examples:

- North America: gifts to American social service organizations and charities, local food banks, fire departments; partnerships with several major universities in South Carolina; financial support for sports clubs and museums;
- South America: financing of a retirement home for underprivileged elderly people, an institution to help teenage orphans (ASSOJYO, *Société Française de Bienfaisance*, France/Brazil Solidarity); financing of a handicraft course for disabled people; Program of Village Agriculture in the State of Bahia; food rations for underprivileged people of the community; at Bogota (Colombia), economic support for the rebuilding of an orphanage;
- Europe: support to sports clubs, sporting events, financing of premises; road safety lessons for schoolchildren and two-wheel vehicle riders; study grants for underprivileged students; revamping of homes for disabled people; organization of sporting events for disabled people; tire gifts to emergency services; financing of medical equipment; material support and participation in the life of schools (lectures such as in cartography in the Paris Region); company meetings with students; in Clermont-Ferrand, for many years, very strong involvement in the ASM (*Association Sportive Montferrandaise*) sports club, both through financial contributions and hand-on contributions by Group managers;
- Africa: child transportation and accompaniment at holiday camps; IT equipment gifts;
- Asia Pacific: "Don't Drunk Drive" road safety campaign with an exhibition, radio spots, distribution of stickers; "Safe Drive" campaign to raise public awareness in Thailand; financial support of schools (buildings, school grants, IT equipment, library); financing of an artificial foot appliance; gifts to a blood collection organization, contribution to the Red Cross.

12. Supplier Relations

In light of the relative weight of its purchasing costs in its net sales (more than 50%), Michelin considers it very important to foster business relationships with suppliers that abide by the same principles as its own in terms of balanced development.

Through ongoing exchanges with its suppliers, Michelin intends to select them not only based on product and service quality/price ratio, but also on their overall performance, including social and environmental aspects and ethical practices. Owing to the high geographic dispersion of its suppliers, particularly in low labor cost countries, the Group needs to be even more watchful.

With this in mind, Michelin published at the end of 2004, for the benefit of its current and potential suppliers, a Purchasing Code that sets forth its social and environmental expectations. The Code stresses that suppliers must comply with the principles of the International Labor Organization on child labor, forced labor, minorities and working conditions.

The document was circulated to all suppliers either during routine meetings or by electronic mail. It forms an integral part of the documentation establishing the pre-requisites for working with Michelin.

Ad-hoc audits are conducted yearly to check supplier compliance with the International Labor Organization recommendations on child work, forced labor, minorities and working conditions. The Group continued to enhance its evaluation methods, via, for example introduction of ongoing monitoring of ISO 14001 certified sites belonging to raw material suppliers and through control of inclusion in local contracts of our Purchasing Code obligations set forth in the framework agreements signed at Group level.

In addition, Michelin introduced warning systems covering fraud and non-compliance with its Purchasing Ethical Code, including a systematic risk identification approach by the Group's Internal Audit team.

Environmental information

1. The Group's environmental approach

1.1 Controlling the impact of Michelin's industrial sites

The robustness of the Group's environmental policy with respect to industrial sites is based on the Michelin Environmental Management System (MEMS), designed to help Group facilities worldwide deal with the specific environmental hazard issues arising from their day-to-day operations as well as in the long term.

MEMS covers the following aspects:

- ensuring compliance with local regulations;
- annual progress monitoring and establishment of targets, aligned with local requirements;
- prevention of accidental pollution.

In addition, the "Group's Environmental Requirements" sets forth the required performance levels that apply to all new plants and plant development projects. This will underpin ongoing progress toward environmental excellence at all Michelin sites.

Concerning existing facilities, 80% of the Group's plants were covered by end 2006 by a gap analysis in relation to Group Standards.

In early 2006, the Group defined an environmental performance progress indicator for its sites, covering the 6 most relevant environmental aspects in light of mid-term issues: water and energy consumption, VOC and CO_2 emissions, waste generation and recycling. This compound indicator, called MEF (Michelin Environmental Footprint) has been integrated into the Group's scorecard. Progress objectives were defined for achievement by 2011 for each indicator component.

MEF Composition and Progress Objectives

	2011 Objective*	Weighting	2011 Global objective*
Energy consumption, GJ/t	- 7%	15	
Water consumption, m³/t	- 10%	15	
Volatile Organic Compound Emissions, kg/t	- 25%	25	- 20%
Direct and indirect greenhouse gas emissions, t/t	- 10%	15	
Waste generation, kg/t	- 5%	15	
Waste dumping volume, kg/t	- 60%	15	

** With reference to the 2005 base.*

1.2 Controlling the impact of Michelin's products

The life cycle assessment of the tire shows that 80% of the environmental impact relates to the useful life phase mainly because of rolling resistance. In common use conditions, tires account for a significant proportion of vehicle fuel consumption, some 20% for passenger cars and more than 30% for trucks.

This has been one of Michelin's key priorities for many years: improving the tire fuel efficiency along with other performance criteria and with a special emphasis on road safety. By reducing vehicle fuel consumption, lower tire rolling resistance also reduces local pollution and CO_2 emissions.

The current generation of Michelin Energy "green" tires, invented in 1992, cuts rolling resistance by up to 25% compared to tire offerings from other brands. It reduces a European car fuel consumption by an average of 0.2 l/100 km, or close to 5 g of CO_2/km.

In truck tire technology, Energy range of tires, which was introduced in 1995, delivers an average gain of 1.5 l/100 km, or 40 g of CO_2/km.

1.3 Scope of environmental disclosures

Data provided come from the Group's GAIA Environmental Information System. The disclosures below cover an estimated 99% of Michelin's industrial operations (finished and semi-finished production), as well as research and development activities and rubber tree plantations.

2. Review of statutory indicators

2.1 Atmospheric emissions

2.1.1 Greenhouse gas effect

Direct CO_2 emissions by Group-owned boilers in 2006 were down 2.5% at 0.73 t by metric ton of finished product.

In European Union countries, emissions are subject to regulations providing for CO_2 emission allowances. In 2006, as in 2005, Michelin's European site emissions were slightly below regulatory allocations.

The Group's operations also indirectly account for CO_2 emissions by its power and thermal energy (steam) suppliers. Such indirect emissions were evaluated at 0.74 t by metric ton of finished product manufactured, or 4% less than in 2005. Half of this reduction is accounted for by lower consumption and the other half by the change in national emission factors under the GHG protocol (for the electricity component).

The Group has set a 10% greenhouse gas emission reduction objective by 2011 as compared with 2005.

*2.1.2 Other atmospheric emissions**

Volatile Organic Compounds (VOC)

Group relative VOC emissions (3.97 kg/t of finished product) were down 7% between 2005 and 2006. In this field, the Group has set a 25% reduction target by 2011 as compared with 2005. The year 2006 saw continued deployment of new and innovative production processes designed to achieve this target.

As the following graph concerning Europe's Passenger car and Light truck manufacturing operations shows, significant reductions (-60%) were achieved since 1992 when the reduction program started.

** Correspond to "acidification" and "photochemical pollution" items defined by France's ministerial decree of April 30, 2002.*


100
80
60
40
20
0
End 2006: - 60%
Voluntary reduction policy
Process optimization plan
Goal 2007: - 73.5%
Fine-tuning and implementation of new process
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07

Nitrogen Oxides (NO_X)

Specific NO_X emissions from Group boilers were sharply down (-15.4%) at 0.85 kg per metric ton of finished product versus 1.01 kg/t in 2005.

Sulphur Oxides (SO_x)

Sulphur dioxide (SO_2) emissions dropped from 1.65 kg/t to 1.22 kg/t of finished product.

The sharp NO_X and SO_X emission drops resulted from switch to new fuels by several sites and from introduction of higher-performance smoke processing systems.

2.2 Water consumption and discharges to the aquatic environment

2.2.1 Water consumption

Michelin plants mainly use water to cool the plants and as a heat transfer fluid. After proper treatment, water used in production is generally discharged to the environment.

Michelin's specific water consumption amounted to 14.9 m^3 per metric ton of finished product, down 0.7% on 2005.

The Group has set a 10% water consumption reduction objective by 2011 as compared with 2005.

2.2.2 Discharges to the aquatic environment

The main substances that could be emitted by Group plants are Total Suspended Solids and Total Hydrocarbons. These parameters are not specific to Michelin's processes but inherent in most industrial activities.

Concerning wire processing activities and synthetic elastomer manufacturing that require water in the manufacturing process, metal (copper, zinc) and hydrocarbon residues could respectively be discharged. In these facilities, Michelin has installed its own, efficient, water processing equipment.

2.3 Ground level discharge

Michelin's operations do not generate continuous discharges into the ground or water tables.

The Group's approach to deal with the risk of accidental spillage is based on MEMS (Michelin Environmental Management System). This comprises a set of physical measures (ground protection, leak prevention) and behavioral instructions (production worker procedures to identify hazardous operations and for remedial action in the event of an accident).

The Environmental Group Requirements provide for a high level of soil protection, reflecting the most stringent regulations in this field.

2.4 Waste

In 2006, the Group continued to keep waste disposal to a minimum. The gross amount of waste generated by production of one metric ton of tires dropped 7.2% from 140kg to 130 kg and the actual disposed waste volumes declined 22.3% from 33kg to 26 kg.

The Group has set a 60% waste disposal reduction objective by 2011 as compared with 2005.

2.5 Resource consumption

Energy

The Group's energy consumption by metric ton of tire produced dropped 1.3% to 17.2 GJ from 17.4 GJ at constant scope.

The cross-functional entity set up at the end of 2004 to streamline plant power consumption through the promotion of best practices, has seen its energy audit method deployed in 2006 and a list of Group best practices and progress avenues was drawn up. By end 2006, 40 sites had been audited and action plans prepared. The remaining sites will be audited by the end of 2008.

The Group is in the process of developing a policy for use of renewable energies, and existing realizations have already had a positive impact not only on the environment but also from an economic point of view.

For example, the United Kingdom's Dundee site installed windmills in the first half of 2006 that have generated more than 3 GWh. The windmills will produce each year around 25% of the site's electricity requirements. They will therefore save more than 7,000 metric tons of CO_2 emissions per year.

The Bassens site in France is going to recover steam generated by an incinerator located 1 km away which will meet 20% of the site's steam requirements from March 2007. This action will avoid the generation of more than 25,000 metric tons of CO_2 per year.

2.6 Pollution Risk Prevention

The subject is treated in the above paragraphs, as well as in the "Industrial Risk" section page 150.

2.7 Progress Approach

2.7.1 Certification and evaluation, statutory conformity guarantee

Michelin Environmental Management System (MEMS) is mainly based on respect of local regulations by each site. Over and above these obligations, the Environmental Group Requirements are even more stringent at times.

The Group's objective is for all sites acquired more than 5 years ago to implement MEMS. At the end of 2006, of the industrial sites and Technology Centers and plantations acquired more than five years ago, 89% were using MEMS. This approach is in the process of being introduced in the logistics sites.

The MEMS also enables the Group's sites to obtain ISO 14001 certification. At the end of 2006, 99.4% of the Group's production came from certified sites: a rate up 4.6 points versus 2005. The Group's two rubber tree plantations, the main sites of the Technology Center and all semi-finished product plants were also certified.

2.7.2 Internal Organization

To guarantee the robustness of risk analysis and the relevance of the solutions adopted, Michelin Group manages all of its environment, hygiene, workplace safety and industrial hazard prevention issues as part of a network.

The Group's Environment and Prevention network comprises a hundred or so experts who operate in the different countries and Product Lines in addition to a dedicated team in each site. The head of the Environment and Prevention network reports to the Group's Executive Council and manages a dedicated budget.

2.7.3 Employee training and information

MEMS specific training has raised environmental awareness on the part of the 70,000 or so employees of Michelin's certified sites. The training courses, which are tailored to each type of workstation, cover the main impact factors specific to site operations. In addition, employees benefit from regular refresher courses.

2.8 Provisions for environmental risks, environment-related expenditure

The aggregate « environmental risk » provisions amounted to EUR 12.5 million as of December 31, 2006.

The Group spent EUR 33 million in its industrial facilities in 2006 for projects to enhance its environmental performance. Please see the breakdown in the following table. The amount was calculated on the basis of the definition of Recommendation n° 2003-R02 of October 21, 2003 of *Conseil National de la Comptabilité Français*. This only includes specific "additional expenses" (excluding routine maintenance, operating and waste disposal expenses) purely dedicated to the environment (excluding the environmental portion of industrial investments).

(in EUR thousand)	Investments	Operating expenses	Total expenses	
	2006	2006	2006	2005
Air pollution prevention	17,601	981	18,582	9,897
Surface water pollution prevention	2,940	459	3,399	4,857
Underground water and ground pollution prevention	2,753	1,384	4,137	3,840
Other	5,384	1,579	6,963	8,612
Total	**28,678**	**4,403**	**33,081**	**27,207**

2.9 Other information

2.9.1 Odor and Noise Nuisance

Odor nuisance from Group operations, although entirely innocuous, is a concern for those factories that process certain types of natural rubber indispensable for tire manufacturing that are built in or near residential areas.

Deployment of a standard solution across the Group is continuing. The solution, using effluent thermal oxidation is now operational in four European plants. The Group is researching into even more efficient and environmentally-friendly techniques.

More generally, site teams, supported by Group experts, take every step to reduce the odor, sound or other nuisance generated by its industrial activities.

2.9.2 Relations with environmental protection associations

Wherever appropriate, Michelin Group fosters close ties with environmental protection associations and bodies dedicated to environmental respect.

For example, Michelin North America's efforts in terms of commitment to and action towards environmental protection are acknowledged by EPA (the Environment Protection Agency): since 2005, ten sites were selected to take part in the "EPA Performance Track Program". In order to be eligible, in addition to compliance with current legislations, sites have to display a socially responsible approach. This includes having a set of objectives for ongoing environmental performance progress and having a system in place for environmental impact management.

Michelin North America also works in partnership with many associations and public authorities that are active in particular in the area of energy savings (such as the Alliance to Save Energy) and in transportation-related emission reductions (such as the EPA's Smartways Program).

3. Data Recap Table

	2006	2005	2004 (1)	2006/2005
Water consumption	14.9 m^3/t	15.0 m^3/t	15.3 m^3/t	- 0.7%
Energy consumption	17.2 GJ/t	17.4 GJ/t	17.1 GJ/t	- 1.3%
of which: Michelin stationary sources	10.5	10.6	10.5	
Steam	1.1	1.0	1.0	
Power	5.6	5.7	5.6	
Greenhouse gas emissions	1.48 t/t	1.53 t/t	1.48 t/t	- 3.3%
of which: Michelin direct stationary source emissions	0.73	0.75	0.73	
Indirect steam emissions	0.12	0.11	0.12	
Indirect power emissions	0.63	0.66	0.63	
Sulfur dioxide emissions	1.22 kg/t*	1.65 kg/t	1.68 kg/t	- 25.8%
Nitrogen dioxide emissions	0.85 kg/t*	1.01 kg/t	0.96 kg/t	- 15.4%
Volatile Organic Compound Emissions	3.97 kg/t	4.27 kg/t	4.56 kg/t	- 7%
Waste production	130 kg/t	140 kg/t	138 kg/t	- 7.2%
Waste disposal volume	26 kg/t	33 kg/t	35 kg/t	- 22.3%
Environmental management (% of finished products manufactured at ISO 14001 certified sites)	99.4%	94.8%	90.0%	4.6 points

(1) 2004 : pro forma data excluding Wheel operations.

** Unmeasured sulphur dioxide and nitrogen oxide emissions are estimated by the Environment department on the basis of emission data supplied by the Environment and Prevention Reporting Referential. Estimated emissions account for less than 1% of the Group's overall emissions.*

For more information on Michelin Group's environmental policy, please refer to Michelin's Performance and Responsibility Report 2005-2006 to be published in May 2007.

Review Report from one of the Statutory Auditors

on the processes used to compile certain social and environmental information

This is a free translation into English of the Statutory Auditor's review report issued in the French language and is provided solely for the convenience of English speaking readers. The review report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To Michelin Group management,

Further to your request and in our capacity as Statutory Auditor of the Michelin Group, we have carried out a review for the purpose of enabling us to express moderate assurance on the processes used to compile certain social and environmental indicators as disclosed in this Report:

- Social indicators include "Employees", "Full-time equivalent employees", "Absenteeism" , and "Frequency rate" and "Severity rate" for accidents at the workplace.
- Environmental indicators include all indicators shown in the "Data Recap Table".

These processes, together with the information set forth in this Report, are the responsibility of the "Environment and Prevention Group Service", the "Personnel Group Service", and the Michelin Group "Performance and Responsibility Department", in accordance with the Group's internal reporting standards. These standards are available on request from the Group's head office.

Our responsibility is to express our conclusion on these data compilation processes based on our work.

Nature and scope of our work

We performed the procedures described below in order to obtain moderate assurance that no material irregularities exist with regard to the processes used to compile social and environmental information for the above-mentioned indicators. We did not perform all of the procedures required to obtain reasonable assurance (a higher level of assurance). Accordingly, we are unable to express, and we do not express, a conclusion on the accuracy of the information and figures published.

We performed the following procedures:

- We assessed the procedures used to report the above-mentioned social and environmental information in light of the relevance, reliability, objectivity and understandability of such information;
- We conducted interviews with the people involved in the reporting process at the head office and at a number of Group entities, in order to check that the procedures had been duly and properly understood and implemented;
- We also compiled and sent a questionnaire to 21 Group sites in 15 countries, in order to determine whether social and environmental reporting procedures were properly applied;
- We performed consistency checks on a test basis in order to verify that the data had been correctly centralised and consolidated.

We also met with people from the following divisions and departments:

- Concerning social information:
  - The "Personnel Group Service" and the "Personnel Group Service – Information Systems", responsible for compiling and consolidating data for the "Employees" and "Full-time equivalent employees" indicators;
  - The "Personnel Group Service – Global Compensation", responsible for compiling and consolidating data concerning the "Absenteeism" indicator;
  - The "Hygiene, Safety and Ergonomics Department" within the "Environment and Prevention Group Service", responsible for compiling and consolidating data concerning the "Frequency rate" and "Severity rate" indicators for accidents at the workplace;
  - The heads of the "Personnel Service" in charge of gathering social information for the Karlsruhe, Blanzy, La Roche sur Yon and Valladolid sites.

(1) The scope of our work on this indicator was limited to Europe, representing 64% of the Group's overall payroll as of December 31, 2006.

- Concerning environmental information:
  - The Environment Department within the "Environment and Prevention Group Service" responsible for compiling and consolidating data concerning the environmental indicators;
  - The IT services within the "Environment and Prevention Group Service" in charge of the system used to report environmental and safety data;
  - The manager of the "Environment and Prevention Service" in charge of gathering environmental information for the Karlsruhe, Blanzy, La Roche sur Yon and Valladolid sites.

We were assisted in our work by experts from our Sustainable Development department.

Conclusion

Based on our work, no material irregularities came to light causing us to believe that the processes used to compile social and environmental data for the above-mentioned indicators do not comply with the Michelin Group's reporting procedures.

Neuilly-sur-Seine, February 16, 2007

Christian MARCELLIN
Partner
Statutory Auditor

Sylvain LAMBERT
Partner
Sustainable Development Department

Production sites

69 production sites in 19 countries

Passenger car and Light truck production sites

France: Cholet, Clermont-Ferrand, Lille, Montceau-les-Mines, Roanne, Toul
Germany: Bad-Kreuznach, Bamberg
Spain: Lasarte, Valladolid, Vitoria
Hungary: Nyiregyhaza
Italy: Cuneo, Turin
Poland: Olsztyn
United Kingdom: Dundee
Russia: Davydovo
Romania: Victoria
Nigeria: Port-Harcourt**
United States: Ardmore, Columbia, Dothan, Fort-Wayne, Greenville, Opelika, Tuscaloosa
Canada: Bridgewater, Pictou
Mexico: Queretaro
Brazil: Resende
Colombia: Cali
China: Shenyang, Shanghai
Japan: Ohta
Thailand: Laem Chabang, Phrapadaeng

Truck production sites

France: Avallon*, Clermont-Ferrand, La Roche-sur-Yon, Tours
Germany: Hombourg, Karlsruhe, Orianenburg*
Spain: Aranda (2 sites), Valladolid*,
Hungary: Budapest
Italy: Alessandria
Poland: Olsztyn
United Kingdom: Ballymena, Stoke on Trent*
Romania: Zalau
Algeria: Hussein-Dey
Nigeria: Port-Harcourt**
United States: Spartanburg, Covington*, Duncan*
Canada: Waterville
Brazil: Campo Grande, Resende*
Colombia: Bogota
China: Shenyang
Thailand: Nongkae, Phrapadaeng

* *Retread only*

Specialty tire production sites

France: Bourges, Clermont-Ferrand, Le Puy en Velay, Montceau-les-Mines, Troyes,
Spain: Lasarte,Valladolid, Vitoria
Hungary: Nyiregyhaza
Italy: Cuneo
Poland: Olsztyn
Serbia: Pirot
United States: Lexingtoon, Norwood, Kansas City
Thailand: Nongkae, Phrapadaeng

** *On January 18, 2007, Michelin announced its decision to end tire production at its Nigeria-based Port-Harcourt factory*

Important Agreements

There were no significant agreements other than those concluded in the ordinary course of business.

Other Legal and Financial Information

6







Tire rolling resistance accounts for **1 fuel tank out of 5!**
In Europe alone, some 6 billion liters of fuel per year would be saved if all vehicles were fitted with Green tires.
First through its invention of radial tire technology and then with Michelin Energy tires, Michelin has been instrumental in cutting tire rolling resistance, thereby improving fuel economy.
The Group builds on its technological edge in a bid to constantly innovate and promote sustainable mobility.

1/5

General Information
concerning Compagnie Générale des Etablissements Michelin

Historical Background and Evolution of the Company

The origins of Compagnie Générale des Etablissements Michelin dates back to Barbier, Daubrée and Cie, a Limited Partnership by Shares set up on July 15, 1863 in Clermont-Ferrand (Puy-de-Dôme). The corporate name Michelin et Cie was adopted in 1889, the very year when the first tire patent was filed.

In 1940, the company adopted the name Manufacture de Caoutchouc Michelin and, up to 1951, it managed its French operations directly and its international operations (industrial and trading activities) indirectly, through its foreign subsidiaries.

On October 15, 1951, Manufacture Française Des Pneumatiques Michelin was created to receive all of the Group's French industrial assets, while Manufacture de Caoutchouc Michelin became Compagnie Générale des Etablissements Michelin.

In 1960, The Group's foreign assets were transferred to a single holding, Compagnie Financière Michelin, with its head office at Granges-Paccot, Canton of Fribourg (Switzerland).

As a result, Compagnie Générale des Etablissements Michelin, which has been the Group's parent company since 1951, has no industrial operations of its own.

Until 1987, virtually all of the shares of Compagnie Financière Michelin were held by Compagnie Générale des Etablissements Michelin. In 1987, part of a new share issue was offered to public investors, who then owned about 6% of Compagnie Financière Michelin's equity. Their bearer shares were quoted on the Zurich Stock Exchange. That same year, Compagnie Financière Michelin acquired an interest of about 20% in Manufacture Française des Pneumatiques Michelin, a stake that was raised to 60% in 1993.

Compagnie Financière became the parent company of most of the Group's main industrial companies, thus forming a coherent group of companies, while providing Manufacture Française access to more diverse sources of finance.

Compagnie Générale des Etablissements Michelin holds considerable technological assets and receives royalties for their use.

In 2002, in order to streamline the Group's legal structure and to leverage improved terms of access to financial markets, the Company carried out an exchange offer for the bearer shares of Compagnie Financière Michelin, followed by a "squeeze-out" procedure for the shares not tendered in the offer.

This operation involved creation of a total of 5.97 million new shares, or 4.20% of capital, of which 5.78 million, issued on November 20, 2002, served to remunerate Compagnie Financière Michelin bearer shares tendered in the exchange, with the balance issued on June 30, 2003 under the share squeeze-out, for securities not tendered in the exchange.

Michelin's history is bound up with that of the pneumatic tire. Ever since its first patent was registered, Michelin continuously drove innovation in tire technology, which accounts for the bulk of its operations. In the financial year 2003, the last year for which this information was available, this accounted for (as a % of consolidated turnover)

- Tires and wheels: 99.4%
- Manufactured rubber and plastics, maps, guides and miscellaneous: 0.6%

Michelin's invention of radial tires in 1946 still stands as a major technological breakthrough in the transportation industry and improved performance in a number of key areas including: grip, safety, durability, comfort and fuel consumption. While at first mainly used in Europe through Michelin's marketing efforts in the 1970's the radial architecture was gradually adopted by the main tire manufacturers worldwide, notably in the United States and Japan, where radial technology now accounts for 90% of sales.

In recent years, Michelin has focused research on environment-friendly tire technologies, introducing the "green" tire under the "Energy" trademark. This fuel-saving technological innovation, which addresses environmental concerns by reducing rolling resistance significantly, maintains the high standards of wet grip and wear resistance for which Michelin is famous.

Michelin Group Structure

Compagnie Générale des Etablissements Michelin (C.G.E.M.) is the Group's parent company to which all Michelin affiliates are directly or indirectly related. Its two main shareholdings are:

- Manufacture Française des Pneumatiques Michelin (M.F.P.M.), 40% held. M.F.P.M. coordinates all France-based industrial, sales and research operations; it invoices its services based on a proportional allocation method, and is refunded for its research expenses.
- Compagnie Financière Michelin (C.F.M.), 100% held by C.G.E.M.

In its capacity as shareholder, C.F.M. coordinates the operations of most Group industrial, trading and research Companies.

The parent Company and its subsidiary, Compagnie Financière Michelin, have negotiated agreements with the Group's operational entities governing the services rendered to them.

Both Companies have assigned Manufacture Française des Pneumatiques Michelin the mission of providing these services, MFPM in turn being compensated for its services by the operating companies pursuant to the cost plus method.

Intra Group transactions cover multiple areas (intangible assets, all kinds of services, equipments, raw materials, finished and semi-finished products) and represent sizeable volumes. The corresponding compensation or prices are set using methods that vary depending on the transaction concerned. However these methods are all based on the fair competition principle adopted by the Member States of the OECD which is described in the Principles governing transfer prices for the use of multinational businesses and income tax authorities.

Michelin Group Development

Michelin opened its first plants outside of France as early as 1906 (Italy), 1927 (United Kingdom), 1931 (Germany) and 1934 (Spain).

Michelin's growth was boosted in the 1960's with construction of a number of plants, first in France, then abroad and particularly in the Americas in the 1970's. Starting in 1985, Michelin set up Joint Ventures to establish a foothold in Asia. In 1995, Michelin also took a foothold in Eastern Europe.

According to generally accepted rankings, its growth since 1960 propelled Michelin from No.10 in the world to No.6 in 1970 and No.2 worldwide in 1980, behind Goodyear. At the turn of the '80s, when Bridgestone acquired the American Firestone and Michelin took over Uniroyal Goodrich, the gap between the biggest tire manufacturers was bridged, with annual rankings depending more on exchange rate fluctuations and calculation methods than on actual sales volumes. Today, three tire manufacturers, Bridgestone, Goodyear and Michelin, each No.1 in its continent of origin, together account for close to 55% of world tire sales.

Incorporation Documents and Bylaws

Corporate name

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Name

M. ROLLIER et Cie

Trade and Companies Register

855 200 887 R.C.S. CLERMONT-FERRAND

Incorporation and expiration dates

The Company was incorporated on July 15, 1863 and is due to expire on December 31, 2050, unless wound up earlier or extended as stipulated in the Bylaws.

Head office

12, cours Sablon - CLERMONT-FERRAND (Puy-de-Dôme)
Phone: 04.73.98.59.00

Legal Status / Governing Law

Partnership Limited by Shares governed by articles L 226-1 to L.226-14 of *Code de Commerce*.

General Partners (Article 1 of the Bylaws)

- Mr. Michel Rollier, Managing Partner.
- Société Auxiliaire de Gestion – SAGES, a simplified joint stock company, having its head office in Clermont-Ferrand (Puy-de-Dôme), whose purpose is to act as Managing Partner in the absence of any acting Managing Partner and to convene an Extraordinary Shareholders Meeting to appoint a new Managing Partner.

Business purpose (Article 2 of the Bylaws)

- All operations and transactions directly or indirectly related to all stages of production, processing and sale of all forms of rubber regardless of use;
- All industrial, commercial and financial operations, especially with respect to:
  - tires, their components and accessories and manufactured rubber in general,
  - all mechanical engineering applications, particularly in the area of motor and industrial vehicles, components, spare parts and accessories,
  - the production, sale and use of natural and synthetic chemical products and by-products, especially all kinds of elastomers, plastics, fibers and resins, and generally all chemical industry-related operations and products especially in the above specialties and operations,
  - the filing, acquisition, use, assignment or sale of all intangible property rights, particularly patents and related rights, trademarks, and manufacturing processes related to the business purpose;
- By all means including setting up of new companies, joint ventures and economic interest groups (GIE) or partnerships, capital contributions, subscriptions, purchase or exchange of securities or ownership rights in any company conducting business which may relate to the above purpose, including mergers (all undertaken directly, or via subsidiaries);
- And generally, all commercial, industrial, real estate, securities and financial operations directly or indirectly related in part or in whole to any of the above purposes or to all similar or related purposes.

Financial Year

From January 1 to December 31.

Statutory Allocation of Profits (Article 30 of the Bylaws)

Twelve percent (12%) of the net earnings for the financial year, capped to 1% of the consolidated net earnings is allocated to the General Partners. Any surplus is to be transferred to the balance of income to be allocated.

The balance of net income, plus, as the case may be, earnings brought forward from the previous year, is attributable to shareholdings.

From this shall be deducted an optional amount to be allocated, upon a recommendation by the Managing Partner(s), toward creating or augmenting one or more reserve or contingency funds, over which the General Partners will no longer possess any right.

The balance of net income attributed to shareholders, after the above deductions, will be available for distribution.

Other Legal and Financial Information

Shareholders Meetings

Notification

Notice of Shareholders Meetings is given in accordance with applicable legal provisions.

Conditions of attendance:

Shareholders may attend the Annual Shareholders Meetings irrespective of the number of shares held by them, provided they are fully paid up.

Shareholders may only attend provided they are registered in the Company's records at least three days before the date of the meeting.

Conditions for exercising voting rights (Clause 22 of the Bylaws):

Except as otherwise provided by law, each shareholder at the meeting has as many votes as the number of shares he or she owns or represents, without limitation.

Double Voting Rights

Owners or representatives of owners of fully-paid shares registered in the same shareholder's name for at least four years shall have two votes per share, without limitation.

In the event of a capital increase by incorporation of reserves, profits or share issue premiums, the double voting right will be extended immediately upon issue to owners of registered shares, in proportion to the existing shareholding to which this right was attached.

Transfer upon inheritance, community liquidation between spouses or donation between living spouses for the benefit of their spouse or a parent assign will not cancel the right acquired or interrupt the periods provided above.

Double voting rights will cease as of right for any share transferred for any other cause.

Reportable holdings:

The bylaws do not provide for an obligation to disclose to the Company shareholdings exceeding certain thresholds.

Documents for public consultation

The documents listed below are available for consultation at the company's head office, and, for some of them, also from its website at: **www.michelin.com/corporate** ("Finance" section)

- Company Bylaws,
- The historical financial information, press releases, letters to Shareholders, Shareholder meeting documentation (Notice of meeting, Minutes of Meetings), all Annual Reports, Interim Reports, Reference Documents and all "regulated information" pursuant to recommendations from Autorité des Marchés Financiers.

Additional information concerning the Issuer's capital

Table of change in capital

Year	Nature of operations	Change in capital			Capital after the operation	
		Number of shares	Par	Premium	Amount	Cumulated number of shares
As at December 31, 1999					269,431,746	137,715,873
2000					269,431,746	134,715,873
2001					269,431,746	134,715,873
2002	Capital increase reserved to Group employees	1,292,143	2,584,286	42,640,719	272,016,032	136,008,016
	Remuneration of the bearer shares of Compagnie Financière Michelin tendered in the Exchange Offer initiated by the Company	5,784,714	11,569,428	159,600,259.26	283,585,460	141,792,730
2003	Capital increase reserved to Group employees	1,404,300	2,808,600	29,490,300	286,394,060	143,197,030
	Remuneration of the bearer shares of Compagnie Financière Michelin not tendered in the Exchange Offer initiated by the Company (squeeze-out)	189,995	379,990	5,241,962.05	286,774,050	143,387,025
2004					286,774,050	143,387,025
2005	Capital increase resulting from exercise of share subscription options	600	1,200	26,400	286,775,250	143,387,625
2006	Capital increase resulting from exercise of share subscription options	264,693	529,386	10,901,156	287,304,636	143,652,318

Statement of current mandates and authorizations granted by the Joint Shareholders Meeting of May 12, 2006

Issues with pre-emptive rights

Securities concerned	Resolution no.	Term of authorization (expiry)	Maximum number of issues on the basis of a EUR 52 price (in euros)	Maximum nominal amount of capital increase in euros
Capital increase (ordinary shares and securities giving access to capital)	9th	26 months (July 2008)	2.6 billion	100 million [1][2] or 35% of current issued capital
Capital increase through incorporation of reserves	13th	26 months (July 2008)	2.08 billion	80 million

Issues without pre-emptive rights

Securities concerned	Resolution n°	Term of authorization (expiry)	Maximum number of issues on the basis of a EUR 52 price (in euros)	Maximum nominal amount of capital increase in euros
Capital increase (ordinary shares and securities giving access to capital)	10th	26 months (July 2008)	1.12 billion	43 million (2)(3) or 15% of current issued capital
Capital increase (ordinary shares) to remunerate share contributions in the event of public exchange offerings or contributions in kind	14th	26 months (July 2008)	1.12 billion	43 million (4)

Issues reserved to employees

Securities concerned	Resolution n°	Term of authorization (expiry)	Comments
Capital increase	16th	26 months (July 2008)	capped at 2% of current issued capital
Stock options (share subscription and/or purchase options)	17th	38 months (July 2009)	capped at 2% of current issued capital Call price set at face value

Debt instruments not giving access to capital / bond issues

Securities concerned	Resolution n°	Term of authorization (expiry)	Issue maximum nominal amount (in euros)
Issuance of securities giving entitlement to debt instruments that do not give access to capital	15th	26 months (July 2008)	1 billion (5)
Bond issues	7th	5 years (May 2011)	1 billion (5)

Share buyback program

Securities concerned	Resolution n°	Term of authorization (expiry)	Comments
Shares	6th	18 months (November 2007)	Statutory limit of 10% of the capital Maximum buying price: € 70 Minimum selling price: € 40

(1) Capping of global nominal amount of capital increase for operations authorized under the 9th, 10th and 14th resolutions (18th resolution).
(2) Amount that can be raised by a maximum of 15% in the event of excess demand and subject to the respective ceilings set in the 9th and 10th resolutions (11th resolution).
(3) Authorization to determine the issuing price of ordinary shares, capped at 10% of the Company's capital per year (12th resolution).
(4) Amount deducted from global ceiling set forth in the 10th resolution.
(5) Capping of the global nominal amount of all bond or debt issues giving access to capital or not, authorized by the 7th, 9th, 10th and 15th resolutions (18th resolution).

The number of shares publicly held is of 143,652,318 corresponding to 100% of voting rights.
To the Company's knowledge:

- As at July 4, 2006, Capital Research and Management Company held 14,426,857 shares and the same number of voting rights
- No other Shareholder directly or indirectly holds more than 5% of capital and voting rights
- There is no shareholders' agreement in existence.

Number of treasury shares held in portfolio: 0.
No significant change occurred in the breakdown of capital during the last three years.
To the Company's knowledge, no individual person or moral entity exercises control over the Company.

Description of the share buyback program authorized by the Joint Annual Shareholders' Meeting of May 11, 2007

This description was drawn up pursuant to articles 241-1 and following of Règlement Général de l'Autorité des Marchés Financiers (General rules governing financial markets) and pursuant to the provisions of European Regulation n° 2273/2003 of December 22, 2003.

Date of the Annual Shareholders Meeting having authorized the share buyback program

May 11, 2007.

Number of securities and capital shares directly or indirectly held

At the date of publication of this document, the Company did not hold, either directly or indirectly, any treasury stock and had no liquidity contract with an investment service provider.

Objectives of the new share buyback program by decreasing order of priority

- The regularization of the Stock Market share price or share liquidity by an investment service provider under a liquidity contract drafted in accordance with AFEI's (Association Française des Entreprises d'Investissement) code of conduct approved by Autorité des Marchés Financiers.
- Share purchases for custody and later trading or as payment as part of possible external growth operations.
- Hedging of obligations in connection with debt securities giving access to the Company's capital.
- The granting of shares to the Company's senior and executive managers, or those of Group subsidiaries, as part of stock option plans.
- The cancellation of shares, whether in all or in part, for the purposes of optimizing the Company's share capital and net earnings per share.

Maximum share of capital, maximum number and characteristics of shares the Company proposes to acquire and maximum purchase price

The maximum portion of capital the Company would be entitled to acquire was set at 10%, or 14,365,231 shares on the basis of the number of existing shares at the date of this document. Based on the maximum price of € 100 per share and in light of the fact that the Company does not currently hold any treasury stock, this corresponds to a maximum theoretical investment of € 1,436,523,100.
Pursuant to provisions of article L.225-210 of Code de Commerce, the value of the overall number of shares the Company would accordingly hold would be capped to the amount of available reserves recorded in the corporate financial statements to December 31, 2006, excluding the legal reserve.

Buyback Program Duration

18 months from the May 11, 2007 Joint Shareholders Meeting approval, or until November 11, 2008 included.

Operations involving acquisition, sale or transfer as part of the previous share buyback program

In 2006, no such operation was concluded.

Additional Information concerning
Management and Supervisory Bodies

Mandates in other companies filled during the last five years by Group Directors

Managing Partner:

Michel ROLLIER

2002 - 2003 - 2004 - 2005 - 2006
Director of Moria SA
Member of Altamo's Supervisory Board

Members of the Supervisory Board

Eric BOURDAIS DE CHARBONNIERE

2002
Member of Oddo et Cie's Supervisory Board

2003
Member of Oddo et Cie's Supervisory Board
Member of Thomson SA's Board of Directors and Chairman of Thomson SA's Audit Committee

2004 - 2005 - 2006
Member of Oddo et Cie's Supervisory Board
Member of Thomson SA's Board of Directors and Chairman of Thomson SA's Audit Committee
Member of ING Group's Supervisory Board

Pat COX

2005
Chief Executive Officer of European Integration Solutions LLc

2006
Chief Executive Officer of European Integration Solutions LLc
Chairman of International Movement, headquarters
Chairman of European Movement
Director of Trustees of the Crisis Group,
Director of Trustees Friends of Europe,
Europalia's General Commissioner,
Director of UCD Michael Smurfit Graduate School of Business

François GRAPPOTTE

2002
Chief Executive Officer of Legrand
Director of BNP Paribas
Director of France Telecom
Member of Banque de France's Advisory Board
Member of F.I.E.E.C.'s[1] Office
Member of Gimélec's[2] Office
Member of Promotelec's[3] Council

2003
Chief Executive Officer of Legrand
Director of BNP Paribas
Member of Banque de France's Advisory Board
Member of F.I.E.E.C.'s[1] Office
Member of Gimélec's[2] Office
Member of Promotelec's[3] Council

2004
Chief Executive Officer of Legrand
Director of BNP Paribas
Director of Valeo
Member of Banque de France's Advisory Board
Member of F.I.E.E.C.'s[1] Office
Member of Gimélec's[2] Office
Member of Promotelec's[3] Council

2005
Chairman of Legrand
Director of BNP Paribas
Director of Valeo
Member of Galeries Lafayette's Supervisory Board
Member of Banque de France's Advisory Board
Member of F.I.E.E.C.'s[1] Office
Member of Gimélec's[2] Office
Member of Promotelec's[3] Council

2006
Honorary Chairman of Legrand
Director of BNP Paribas
Director of Valeo
Member of Banque de France's Advisory Board
Member of F.I.E.E.C.'s[1] Office
Member of Gimélec's[2] Office
Member of Promotelec's[3] Council

(1) Fédération des Industries Electriques, Electroniques et de Communication.
(2) Groupement des industries de l'équipement électrique, du contrôle-commande et des services associés.
(3) Promotion de l'installation électrique dans les bâtiments neufs et anciens.

Pierre MICHELIN
2002 - 2003 - 2004 - 2005 - 2006
No other mandates in other companies.

Laurence PARISOT
2002 - 2003 - 2004
Chief Executive Officer of Optimum
Chief Executive Officer of Ifop

2005 - 2006
Chairwoman: Medef
Chairwoman: Ifop
Director: BNP Paribas, Havas (until June 2006)
Member of the Supervisory Board: Euro Disney SCA (until January 2006)

Benoît POTIER
2002
Chairman of l'Air Liquide SA's Directoire
Chief Executive Officer of Air Liquide International
Chief Executive Officer of American Air Liquide Inc. (AAL)
Chief Executive Officer of Air Liquide International Corporation (ALIC)
Chairman of American Air Liquide Corporation (ALAC)
Director of Séchilienne-Sidec, SOAEO, Air Liquide Italia Srl, AL Air Liquide España, Air Liquide Japan Ltd., Air Liquide Asia Pte Ltd., Air Liquide Canada Inc.
Director of Ecole Centrale des Arts & Manufactures
INSEAD France Board Member

2003
Chairman of l'Air Liquide SA's Directoire
Chief Executive Officer of Air Liquide International
Chief Executive Officer of American Air Liquide Inc. (AAL)
Director of Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO)
Chief Executive Officer of Air Liquide International Corporation (ALIC)
Director of Air Liquide Italia Srl, AL Air Liquide España, Air Liquide Asia Pte Ltd., Air Liquide Canada Inc.
Director of Groupe Danone
Director of Ecole Centrale des Arts & Manufactures

2004
Chairman of l'Air Liquide SA's Directoire
Chief Executive Officer of Air Liquide International
Chief Executive Officer of American Air Liquide Inc. (AAL)
Director of Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO)
Chief Executive Officer of Air Liquide International Corporation (ALIC)
Director of Air Liquide Italia Srl, AL Air Liquide España, Air Liquide Asia Pte Ltd., Air Liquide Canada Inc.
Director of Air Liquide America Holdings Inc. (AHI)
Chairman of American Air Liquide Holdings Inc. (AALH)
Director of Groupe Danone
Director of Ecole Centrale des Arts & Manufactures

2005
Chairman of l'Air Liquide SA's Directoire
Chief Executive Officer of Air Liquide International
Chief Executive Officer of American Air Liquide Inc. (AAL)
Director of Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO)
Chief Executive Officer of Air Liquide International Corporation (ALIC)
Director of Air Liquide Italia Srl, AL Air Liquide España, Air Liquide Asia Pte Ltd., Air Liquide Canada Inc.
Director of Air Liquide America Holdings Inc. (AHI)
Director of Groupe Danone and Chairman of its Audit Committee
Director of Ecole Centrale des Arts & Manufactures

2006
CEO: Air Liquide, Air Liquide International, American Air Liquide Inc., Air Liquide International Corporation
Chairman: American Air Liquide Holdings Inc.
Director of Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO) (until March 2006)
Director: Air Liquide Italia Srl., AL Air Liquide Espana
Director of Groupe Danone and Chairman of its Audit Committee
Member of the Board of directors: Ecole Centrale des Arts & Manufactures
Insead France Board Member

Edouard de ROYERE
2002 - 2003
Honorary Chairman of l'Air Liquide SA's Supervisory Board
Director: American Air Liquide Inc., Air Liquide International Corporation, l'Oréal, Sodexho Alliance
Censeur: Fimalac and Wanadoo
Chairman of Association Nationale des Sociétés par actions (ANSA)

2004
Honorary Chairman of l'Air Liquide SA's Supervisory Board.
Director: American Air Liquide Inc., Air Liquide International Corporation, l'Oréal, Sodexho Alliance, Siparex Associés (from July)
Censeur: Fimalac and Wanadoo
Chairman of Association Nationale des Sociétés par actions (ANSA)

2005
Honorary Chairman of l'Air Liquide SA's Supervisory Board
Director: Sodexho Alliance (until February), Siparex Associés
Censeur: Fimalac and Wanadoo
Chairman of Association Nationale des Sociétés par actions (ANSA)

2006
Member of the Supervisory Board: Air Liquide SA
Censeur: Fimalac
Honorary Chairman of Association Nationale des Sociétés par Actions (ANSA)

Statements

Company Directors have no kinship ties between them.

To the Company's knowledge, in the last five years, none of the Directors was convicted for fraud, was involved in a bankruptcy, liquidation or escrow order or was the object of an official claim or sanction decided by statutory or regulatory bodies and/or was barred by a court to act in his/her quality as member of a management, executive or Supervisory Board of an issuer or to take part in the management or running of an issuer.

None of the Directors is party to a service provider contract with the Company or any of its subsidiaries.

There is no arrangement or agreement with the main shareholders, customers, suppliers or other parties pursuant to which said directors were chosen as Company directors.

There is no potential conflict of interest between Company Directors' obligations to the Company and their private interests or other obligations.

There are no restrictions accepted by said Directors to the transfer, after a certain time period, of their stake in the Company's capital, other than pursuant to the rules pertaining to prevention of insider dealings.

Corporate Financial Statements
of Compagnie Générale des Etablissements Michelin

The Financial Statements of the Company for the fiscal year 2006 show a profit of EUR 225,095,285.33, down EUR 45 million on 2005 which amounted to EUR 270,156,351.29.

Operating income was down EUR 6.4 million although royalties paid by subsidiaries increased by EUR 24.5 million. This is due to an increase in operating expenses from EUR 298.5 million to EUR 328.3 million mainly related to an increase in the research expenses invoiced to the Company.

Net interest and other investment income is down EUR 48.7 million. This change is the combined result of the following factors:

- + EUR 47.8 million increase in income from subsidiaries;
- + EUR 18 million reduction in interest charges and improvement of the exchange gain and loss;
- - EUR 26 million net impact of provision changes for shares in the subsidiaries and affiliates for 2006 (versus + EUR 87 million in 2005). In Fiscal 2005, the Company had reversed the full amount of the remaining provision on the "Manufacture Française des Pneumatiques Michelin" shares.

These different items are reflected in the change in income from ordinary activities which amounted to EUR 224.8 million versus EUR 280.3 million in 2005.

Finally, CGEM's income tax amounted to EUR 0.2 million.

Note that the share capital structure was changed through the creation of 264,693 shares - for a total amount in capital and issue premium of EUR 11,430,542 – following exercise of share subscription options during 2006.

Balance Sheet at December 31, 2006

ASSETS

In euros		2006 Cost	2006 Amort. Depreciation	2006 Net	2005 Net
FIXED ASSETS					
Intangible assets:					
Patents, licenses and other rights		25,273,009.22	24,571,561.24	701,447.98	-
Other intangible assets		61,296.21	52,310.40	8,985.81	10,269.49
Assets under construction		-	-	-	245,456.11
		25,334,305.43	**24,623,871.64**	**710,433.79**	**255,725.60**
Tangible assets:					
Land		102,469.01	-	102,469.01	102,469.01
Buildings		1,836,860.64	1,778,509.21	58,351.43	65,023.59
Other tangible assets		336,505.91	284,750.17	51,755.74	30,242.27
Assets under construction		-	-	-	-
Prepayments		-	-	-	-
		2,275,835.56	**2,063,259.38**	**212,576.18**	**197,734.87**
Investments[1]**:**					
Share in subsidiaries and affiliates		4,672,311,331.43	60,890,892.10	4,611,420,439.33	4,637,774,552.91
Loans and advances to subsidiaries and affiliates		1,140,630,938.28	-	1,140,630,938.28	645,078,504.49
Other equity interests		8,436,965.46	-	8,436,965.46	3,788,198.35
Loans		-	-	-	-
Other investments		21,121.45	-	21,121.45	13,401.45
		5,821,400,356.62	**60,890,892.10**	**5,760,509,464.52**	**5,286,654,657.20**
	(I)	**5,849,010,497.61**	**87,578,023.12**	**5,761,432,474.49**	**5,287,108,117.67**
CURRENT ASSETS					
Accounts receivable		188,554,150.75	-	188,554,150.75	186,517,931.60
Cash equivalents:					
Treasury Stock		-		-	-
Other marketable securities		656.08	15.78	640.30	640.30
		656.08	**15.78**	**640.30**	**640.30**
Cash		149,909.29	-	149,909.29	48,993.59
ACCRUALS					
Prepaid expenses[2]		2,294,724.87	-	2,294,724.87	37,903.44
	(II)	**190,999,440.99**	**15.78**	**190,999,425.21**	**186,605,468.93**
Deferred charges	(III)	3,984,102.28	-	3,984,102.28	4,599,456.12
Bond call premiums	(IV)	2,435,000.00	749,847.00	1,685,153.00	1,928,653.00
Conversion losses	(V)	-	-	-	-
Total assets	(I + II + III + IV + V)	**6,046,429,040.88**	**88,327,885.90**	**5,958,101,154.98**	**5,480,241,695.72**
(1) of which due in less than one year				*1,131,087,856.25*	*635,931,563.46*
(2) of which due in more than one year				-	-

LIABILITIES

In euros		2006	2005
SHAREHOLDERS EQUITY			
Capital		287,304,636.00	286,775,250.00
Paid in capital in excess of par		1,850,566,528.77	1,839,665,372.77
Revaluation reserve		627,958,740.91	627,633,740.91
Reserves		1,276,717,146.67	1,276,717,026.67
Retained earnings		230,829,954.18	163,141,247.14
Net income for the year		225,095,285.33	270,156,351.29
Untaxed reserves		61,597,677.21	61,597,677.21
	(I)	**4,560,069,969.07**	**4,525,686,665.99**
PROVISIONS FOR CONTINGENCIES AND CHARGES			
Provisions for contingencies		-	-
Provisions for charges		-	-
	(II)	-	-
LIABILITIES [1]			
Subordinated loan		502,532,534.25	502,532,534.25
Other bond issues		17,191.18	322,620,248.07
Other liabilities		686,000,000.00	-
Other long and short-term debt [2]		-	-
Other [2]		103,405,955.13	30,174,313.74
Accrued taxes and payroll costs		9,279,927.05	13,178,612.41
Due to suppliers of fixed assets		-	-
Other liabilities		96,791,282.71	86,049,321.26
		1,398,026,890.32	**954,555,029.73**
ACCRUALS			
Deferred income [1]		4,295.59	-
	(III)	**1,398,031,185.91**	**954,555,029.73**
Conversion gains	**(IV)**	-	-
Total liabilities and shareholders' equity	**(I + II + III + IV)**	**5,958,101,154.98**	**5,480,241,695.72**
(1) of which due in more than one year		*500,000,000.00*	*500,000,000.00*
of which in less than one year		*898,031,185.91*	*454,555,029.73*
(2) of which short-term bank loans and overdrafts		-	-

Statement of income 2006

In euros		2006	2005
Operating revenue [1]			
Royalties including export revenues: 345,610,690.58)		419,120,580.51	394,642,982.30
Other revenue		3,074,431.84	4,203,803.72
Total operating revenue	**(I)**	**422,195,012.35**	**398,846,786.02**
Operating expenses [2]			
External charges		318,721,624.82	291,524,002.74
Taxes other than on income		2,562,018.31	2,801,653.87
Wages and salaries		1,113,338.52	1,068,495.48
Payroll taxes		379,481.63	410,152.92
Depreciation and amortization:			
• Fixed assets		23,980.06	1,053,054.18
• Deferred charges		-	-
Other expenses		5,564,354.81	1,737,008.65
Total operating expenses	**(II)**	**328,364,798.15**	**298,594,367.84**
Operating income	**(I - II)**	**93,830,214.20**	**100,252,418.18**
Interest and other investment income			
Dividends from subsidiaries and affiliates [3]		199,735,589.99	151,939,036.38
Interest income [3]		108,414.41	-
Reversals of allowances		81,832.53	96,257,111.20
Exchange gains		6,417,842.84	2,067,225.80
Net gains on sales of marketable securities		-	-
Total interest and other investment income	**(III)**	**206,343,679.77**	**250,263,373.38**
Interest and other investment expense			
Charges to allowances for impairment in value		27,537,967.27	10,292,774.59
Interest expense [4]		43,894,433.86	53,420,756.65
Exchange losses		3,854,205.04	6,771,752.40
Net losses on sales of marketable securities		-	-
Total interest and other investment expenses	**(IV)**	**75,286,606.17**	**70,485,283.64**
Net interest and other investment income	**(III - IV)**	**131,057,073.60**	**179,778,089.74**
Income from ordinary activities	**(I - II + III - IV)**	**224,887,287.80**	**280,030,507.92**

In euros		2006	2005
Non-recurring income			
From revenue transactions		66,410.47	37,033.37
From capital transactions		855,647.15	1,314,000.00
Reversals of allowances		-	-
Total non-recurring income	**(V)**	**922,057.62**	**1,351,033.37**
Non-recurring expenses			
On revenue transactions		-	-
On capital transactions		521,061.09	-
Charges to allowances		-	-
Total non-recurring expenses	**(VI)**	**521,061.09**	**-**
Net non-recurring income	**(V - VI)**	**400,996.53**	**1,351,033.37**
Income tax	**(VII)**	**192,999.00**	**11,225,190.00**
Total revenues	**(I + III + V)**	629,460,749.74	650,461,192.77
Total expenses	**(II + IV + VI + VII)**	404,365,464.41	380,304,841.48
Net income/loss		**225,095,285.33**	**270,156,351.29**
(1) of which revenues relating to prior years		-	-
(2) of which expenses relating to prior years		-	-
(3) of which revenues from related party transactions		*199,157,498.05*	*151,701,813.91*
(4) of which expenses from related party transactions		*1,001,959.68*	*680,050.00*

Notes to the financial statements

The Company's total assets at 31 December 2006 amounted to € 5,958,101,154.98.
Income statement totals for the year are as follows, in euros:

Total revenues	629,460,749.74
Total expenses	404,365,464.41
Net income for the year	**225,095,285.33**

The Company's financial year covers the 12 months from January 1 to December 31.
The following notes form an integral part of the financial statements.

Significant events of the year

No significant event was recorded for the year

Summary of significant accounting policies

The principles used to determine Group earnings remain unchanged as compared with previous reporting periods.
Company accounts for the financial year to December 31, 2006, have been prepared and presented pursuant to applicable accounting standards, and in keeping with the principles of prudence, discreteness of accounting periods and going concern.
The main accounting policies applied by the Company are as follows:

a) Intangible assets

"Patents, licenses and other rights" are kept at cost of acquisition. Concessions and patents are amortized over 12 months. Similar rights, corresponding primarily to purchased software are amortized over periods ranging from 12 months to 3 years depending on the materiality of the amounts involved.
Expenses incurred for the creation and preservation of the "Brands" are recognized as expenses for the year.
"Other intangible assets" consist of vehicle parking rights, which are amortized over 40 years.

b) Property and Equipment

Gross Values

Fixed assets are kept at historical cost or at revaluation in the case of assets held at the time of the 1976/1978 legal revaluation.

Depreciation

The straight-line basis method is applied. The useful lives are as follows:

- Buildings: 30 years,
- Other tangible assets: 10 years, except for computer equipment which is depreciated over 5 years.

c) Investments

Share in subsidiaries and affiliates

- Gross Values: shares in subsidiaries and affiliates are stated at historical cost or at valuation, in the case of assets held at the time of the 1976/1978 legal revaluation.
- Net Values: in the case of subsidiaries and affiliates other than non-autonomous entities, the useful value cannot be greater than that resulting from the equity method, applied to net corporate or consolidated assets, as revalued where applicable.

Other equity interests

This item includes shareholdings that the Company intends to retain but which are not held for purposes directly related to the Company's business.
Other equity interests are valued by the method described above.

d) Accounts receivable

Accounts receivable are stated at nominal value.

e) Paid-in capital in excess of par

This item corresponds mainly to premiums on shares issued for cash or on conversion of bonds, after deducting related costs net of tax.

f) Untaxed reserves

Substantially all amounts reported under this caption correspond to reinvested capital gains set off against write downs of securities in application of the former Article 40 of the General Tax Code.

g) Conversion of foreign currencies

Revenues and expenses in foreign currencies are converted at their transaction date exchange rate.
Trade payables and receivables are converted at their year-end exchange rate.
Contracts for the forward purchase or sale of foreign currencies that are outstanding at the balance sheet date are recorded in the balance sheet.

h) Deferred charges

These charges relate to issuance cost of the 2003 subordinated debt and are amortized over 10 years.

i) Bond call premiums

The debt repayment premium for the 2003 subordinated debt will be amortized over 10 years.

Fixed assets, depreciation and amortization (in euros)

Intangible assets and property, plant and equipment as well as the corresponding depreciation have changed as follows over the year:

Fixed Assets

	Gross carrying amounts at January 1, 2006	Additions, New loans accrued interest for the year	Disposals, decommissioning Decrease in accrued loans and interest	Gross carrying amounts at December 31, 2006
Intangible assets	24,878,314	455,991		25,334,305
Property and Equipment	2,347,912	37,538	109,614	2,275,836
	27,226,226	**493,529**	**109,614**	**27,610,141**
Investments:				
Shares in subsidiaries and affiliates	4,672,393,165	-	81,833	4,672,311,332
Loans and advances to subsidiaries and affiliates	645,078,504	1,113,629,937	618,077,503	1,140,630,938
Other equity interests	3,788,198	5,087,996	439,228	8,436,966
Loans	-	-	-	-
Other investments	13,401	7,720	-	21,121
	5,321,273,268	**1,118,725,653**	**618,598,564**	**5,821,400,357**
Total	**5,348,499,494**	**1,119,219,182**	**618,708,178**	**5,849,010,498**

Depreciation and Amortization

	Accumulated depreciation at January 1, 2006	Increases for the year	Decreases: for asset disposals	Accumulated depreciation at December 31, 2006
Intangible assets	24,622,588	1,284	-	24,623,872
Property and Equipment	2,150,177	22,696	109,614	2,063,259
	26,772,765	**23,980**	**109,614**	**26,687,131**
Deferred charges	4,120,031	615,355	-	4,735,386
Deb issue repayment premium	506,347	243,500	-	749,847
Total	**31,399,143**	**882,835**	**109,614**	**32,172,364**

Provisions (in euros)

Nature of provisions	Amounts at January 1, 2006	Increases for the year	Decreases: writebacks for the year	At December 31, 2006
Untaxed reserves	**61,597,677**	-	-	**61,597,677**
Provisions for contingencies and charges:				
Provisions for contingencies	-	-	-	-
Provisions for charges	-	-	-	-
	-	-	-	-
Impairment[1]	**34,618,627**	**26,679,113**	**406,833**	**60,890,907**
Total	**96,216,304**	**26,679,113**	**406,833**	**122,488,584**
Of which changes related to:				
- Operating income		-	-	
- Net interest and other Investment income		26,679,113	81,833	
- Net non-recurring income		-	-	
- Transfer to Revaluation reserve		-	325,000	

(1) Movements in impairment can be analyzed as follows:

- Allowances: PARDEVI shares	*26,679,113*
- Decreases: SMPM shares	*81,833*
- Decreases: SEM shares	*325,000*

Items relating to several balance sheet items (in euros)

Balance sheet items	Transactions involving related companies	Transactions involving other entities in which the Company holds an equity interest	Payables or or receivables represented by trade notes
Shares in subsidiaries and affiliates (net book value)	4,611,420,439	-	-
Loans and advances to subsidiaries and affiliates	1,140,630,938	-	-
Other equity interests	-	8,436,965	-
Other receivables	149,931,467	-	-
Long and short-term debt	103,405,955	-	-
Other liabilities	93,974,561	-	-

Treasury stock

As at December 31, 2006, the Company had no treasury stock.

Maturities of loans and receivables, payables and long and short-term debt (in euros)

RECEIVABLES	Total	Due within one year	Due in more than one year
Fixed Assets			
Loans and advances to subsidiaries and affiliates	1,140,630,938	1,131,087,856	9,543,082
Loans	-	-	-
Other investments	21,121	-	21,121
Current Assets			
Other receivables	188,554,151	186,105,825	2,448,326
Total	**1,329,206,210**	**1,317,193,681**	**12,012,529**

DEBT	Total	of which due within one year	of which Due in one to five years	of which Due in more than five years
Subordinated loan	502,532,534	2,532,534	-	500,000,000 (1)
Other bond issues	17,191 (2)	17,191	-	-
Other long and short-term debt	686,000,000 (3)	686,000,000	-	-
Bank borrowings	-	-	-	-
Long and short-term debts	103,405,955	103,405,955	-	-
Accrued taxes and payroll costs	9,279,927	9,279,927	-	-
Due to suppliers of fixed assets	-	-	-	-
Other liabilities	96,791,283	96,791,283	-	-
Deferred income	4,296	4,296	-	-
Total	**1,398,031,186**	**898,031,186**	-	**500,000,000**

(1) Fixed-rate 6.375% 2003 until 2013, and variable rate from 2014 to 2033.
(2) In February 2006, the Company has fully redeemed its 1996 bond issue with a par value of EUR 305 million.
(3) In the course of 2006, the Company introduced a EUR 1 billion treasury note issue program. The nominal value of the amount outstanding as of December 31, 2006 amounted to EUR 686 million.

Accrued charges (in euros)

Accrued charges included in the following balance sheet captions	Amounts
Subordinated loan	2,532,534
Other long and short-term debt	341,058
Accrued taxes and payroll costs	258,020
Other liabilities	2,744,754
Total	**5,876,366**

Prepaid expenses and accrued income

Prepaid expenses correspond exclusively to operating expenses. In an amount of EUR 2,294,725
Accrued income corresponds exclusively to operating income. In an amount of EUR 4,296

Revaluation reserve

Revaluation reserve at December 31, 2006 amounts to EUR 627,958,741 of which:
- EUR 32,091 related to land,
- EUR 627,926,650 related to shares in subsidiaries and affiliates.

Reserves (in euros)

Reserves at December 31 2006 break down as follows:

– Legal reserve of which EUR 26,943,175 allocated to long-term capital gains	28,677,525
– Special long-term capital gains reserve	881,419,039
– Other reserves	366,620,583
	1,276,717,147

Common stock

	Number of	Par value
1. Common stock at January 1, 2006	143,387,625	2 euros
2. Common stock issued during the year	264,693	2 euros
3. Common stock cancelled during the year	-	-
4. Common stock at December 31, 2006	143,652,318	2 euros

Share Subscription Stock Option Plan

Status of the share subscription option plans to December 31, 2006.

Date			Call price	Options	
Grant	Call	Expiry	(EUR)	December 31, 2006	December 31, 2005
May 2002	May 2006	May 2011	44.00	453,407	694,300
May 2003	May 2007	May 2012	32.25	223,800	238,800
November 2003	November 2007	November 2012	34.00	214,500	217,100
May 2004	Mai 2008	Mai 2013	40.00	169,900	179,900
July 2004	July 2008	July 2013	44.50	121,300	125,100
May 2005	May 2009	May 2014	48.00	218,500	218,500
November 2005	November 2009	November 2014	48.00	903,950	912,150
May 2006	May 2010	May 2015	58.00	136,700	-
Number of options outstanding				**2,442,057**	**2,585,850**

Operating revenue (in euros)

Revenue for the year, consisting entirely of royalties, totaled EUR 419,120,581. This amount breaks down as follows:

- France	73,509,890
- International	345,610,691
	419,120,581

Income tax

Compagnie Générale des Etablissements Michelin makes up, together with its seven French subsidiaries directly or indirectly owned at no less than 95%, a tax entity of which it is the leading company.

The tax consolidation agreement provides that all 7 consolidated subsidiaries continue to bear their own tax burden regardless of such consolidation, the resulting balance being recognized by the leading company.

Tax due by the 7 subsidiary companies regardless of consolidation would amount to EUR 3,417,510.

Income tax includes current taxes and deferred taxes.

Income tax for 2006 amounted to EUR 192,999.

Market risks

a) Interest rate risk

The Company does not have any interest rate instruments.

b) Currency risk

At December 31, 2006 the Company had receivables corresponding to royalties with a net net book value of EUR 66 million. These receivables, which are denominated in the Group's main trading currencies, have been converted into euros at the year-end exchange rate. The Company's policy is to hedge currency risk.

c) Equity Risk

The Company holds shares in subsidiaries and affiliates and other equity interests, which are valued taking into account their fair value to the Company and their probable realizable value.

Management compensation

The Company is administered by Managing Partners (*"Gérants"*) at least one of whom is also General Partner (*"associés commandités"*) of the Company. As such, they are entitled to a share of the income distributed among all the General Partners in accordance with the provisions of the bylaws. The Managing Partner(s) do not receive any compensation or other benefits.

Average number of employees

	Employees on the Company's payroll	Employees seconded to the Company
Management	6	-
Staff	-	-
Administrative employees	23	-
Service employees	-	1
	29	**1**

Long-term benefits

The Company is liable for the payment of the long-service awards to employees on retirement, in accordance with the terms of the applicable Collective Bargaining Agreement. The present value of the related obligation at December 31, 2006 was around EUR 0.7 million. No provision has been recorded for this amount.

Unrecognized deferred tax assets and liabilities (in euros)

Description of temporary differences	Amounts
Unrecognized deferred tax liabilities	-
Unrecognized deferred tax assets	
C3M patent licence amortization	4,573,474
"ORGANIC" tax provision	667,245
Evergreen tax losses	-
Ordinary tax losses	-
Long-term capital losses taxed at reduced rate	-
Unrecognized deferred tax assets	
Reduced tax rate 15%	786,108
3.3% surtax after a EUR 763,000 abatement	763
Total	**786,871**

Inventory of security held as at December 31, 2006 (in euros)

	Number of shares	Book value
Equity and other participations having a book value in excess of EUR 152,449:		
Compagnie Financière Michelin	22,139,054 shares	3,564,581,456.21
Euronext	71,722 shares	4,991,281.82
Manufacture Française des Pneumatiques Michelin	3,199,899 shares	902,568,916.29
Participation et Développement Industriels S.A. "Pardevi"	1,199,998 shares	99,899,631.48
Société de Technologie Michelin	100,000 shares	15,244,901.72
Spika S.A.	200,000 shares	25,914,728.79
Siparex Croissance	93,933 shares	1,470,665.25
Siparex Associés	120,522 shares	1,639,625.67
Société Financière d'Innovation du Sud-Est "Sudinnova"	21,786 shares	335,392.72
Société d'Exportation Michelin	20,000 shares	3,210,804.68
Other interests (aggregate)		**0.16**
Securities:		
Treasury Stock	-	-
Cash equivalents		**640.30**

List of subsidiaries and affiliates

Subsidiaries and Affiliates	Capital	Other equity before result allocation	Percent interest (in %)	Book value of shares		Outstanding loans and advances	Guarantees given by the Company	Last published net sales of previous financial year	Result of previous financial year	Dividends received by the Company during the financial year
				Cost	Net					
A - Detailed information about Subsidiaries and affiliates carrying book value in excess of 1% of the Company's common stock:										
1 - Subsidiaries (more than 50% of equity owned):										
Société d'Exportation Michelin Place des Carmes-Déchaux 63000 Clermont-Ferrand	160,000 euros	2,722,585 euros	100.00	4,182,057 euros	3,210,805 euros	-	-	790,513 euros	546,522 euros	-
Participation et Développement Industriels S.A. "Pardevi" 23, rue Breschet, 63000 Clermont-Ferrand	18,000,000 euros	1,407,941 euros	99.99	159,728,034 euros	99,899,631 euros	-	-	-	80,491,857 euros	-
Compagnie Financière Michelin Route Louis-Braille 10 et 12, 1763 Granges-Paccot (Suisse)	2,238,949,500 Swiss Francs	4,867,433,985 Swiss Francs	98.88	3,564,581,456 Swiss Francs	3,564,581,456 Swiss Francs	1,113,103,747 Swiss Francs	-	-	263,330,598 Swiss Francs	134,556,362 Swiss Francs
Société de Technologie Michelin 23, rue Breschet, 63000 Clermont-Ferrand	15,200,000 euros	1,356,885 euros	100.00	15,244,902 euros	15,244,902 euros	-	-	189,170,188 euros	2,973,263 euros	2,400,000 euros
Spika S.A. 23, rue Breschet, 63000 Clermont-Ferrand	3,000,000 euros	36,801,417 euros	100.00	25,914,729 euros	25,914,729 euros	27,156,567 euros	-	-	2,576 779 euros	1,500,000 euros
2 - Affiliates (10 to 50% of equity owned):										
Manufacture Française des Pneumatiques Michelin Place des Carmes-Déchaux 63000 Clermont-Ferrand	304,000,000 euros	761,462,554 euros	39.99	902,568,916 euros	902,568,916 euros	-	-	4,910,679,719 euros	125,253,728 euros	39,998,738 euros
B - Aggregate information about the other subsidiaries and affiliates:										
1 - Subsidiaries not listed under A:										
- French companies				-	-	-	-			-
- Non-French companies				-	-	-	-			-
2 - Affiliates not listed under A:										
- French companies				-	-	-	-			-
- Non-French companies				91,238 euros	-	-	-			-

Statement of changes in shareholders equity

(Before appropriation of net income, Company only)

		2005	2006
Net income for the year (in thousands of euros and euros per share)			
Net income			
	Total net income: Net income/(Loss)	270,156	225,095
	Earnings per share: Net income/(Loss)	1.88	1.57
Proposed dividend			
	Total	193,573	208,296
	Per share	1.35	1.45
Statement of changes in Shareholders' equity (in thousands of euros)			
A)	1 - Shareholders equity at December 31, 2005		4,525,687
	2 - 2005 dividend		202,467
	3 - Shareholders equity at January 1, 2006		4,323,220
B)	Capital contributions credited to 2006 opening Shareholders equity:		-
	1 - Change in common stock		-
	2 - Change in other items		-
C)	Shareholders equity at January 1, 2006 including capital contributions **(A3 + B)**		4,323,220
D)	Movements for the year:		
	1 - Change in common stock		529
	2 - Increase in paid-in capital in excess of par		10,901
	3 - Increase in revaluation reserve		325
	4 - Change in other reserves		-
	5 - Change in untaxed reserves		-
	6 - Increase in retained earnings		-
	7 - Net income for the year 2006		225,095
E)	Shareholders equity at 31 December 2005 before dividends (C + D)		4,560,070
F)	**Total change in Shareholders equity (E - C)**	**0**	**236,850**
G)	of which: change in Shareholders equity due to structural changes	-	-
H)	**Change in Shareholders equity excluding effect of structural changes (F - G)**	**0**	**236,850**
Notes :			
D3:	- Amounts transferred to the revaluation reserve during the year		325
D6:	- Dividends on own shares credited to retained earnings	-	-

Appropriation of 2006 net income (in euros)

Amounts to be appropriated		
Retained earnings brought forward from prior year		230,829,954.18
Net income		225,095,285.33
Recommended appropriations		
Legal Reserve	52,938.60	
Special long-term capital gains reserve	-	
Dividends	208,295,861.11	
Statutory share of income attributed to the General Partners in accordance with the bylaws	5,731,124.28	
Tax on distributed earnings	-	
Other reserves	-	
Retained earnings	241,845,315.52	
Total	**455,925,239.51**	**455,925,239.51**

Five-year key figures and ratios (in euros)

	2002	2003	2004	2005	2006
I - Shareholders equity at year-end					
a) Common stock	283,585,460	286,774,050	286,774,050	286,775,250	287,304,636
b) Number of common shares outstanding	141,792,730	143,387,025	143,387,025	143,387,625	143,652,318
c) Number of non-voting preferred shares outstanding	-	-	-	-	-
d) Maximum number of future shares to be created	-	-	-	-	-
II - Results of operations					
a) Net revenues	364,877,827.54	349,657,871.00	358,973,808.26	394,642,982.30	419,120,580.51
b) Income before tax, depreciation, amortization and provision expenses	306,269,486.48	171,879,396.33	232,415,973.57	196,470,258.86	252,768,399.13
c) Income tax	13,188,696.00	4,304,116.00	27,222,094.00	11,225,190.00	192,999.00
d) Employee profit-sharing	-	-	-	-	-
e) Net income	332,387,387.56	178,237,815.34	295,151,971.68	270,156,351.29	225,095,285.33
III - Per share data					
a) Earnings per share after tax, before depreciation, amortization and provision expenses	2.07	1.17	1.43	1.29	1.76
b) Earnings per share	2.34	1.24	2.06	1.88	1.57
c) Dividend per share	0.93	0.93	1.25	1.35	1.45
IV - Employee data					
a) Average number of employees	34	36	31	30	29
b) Total payroll	1,409,510.18	1,224,689.86	1,135,963.43	1,068,495.48	1,113,338.52
c) Total benefits	462,332.27	498,850.08	461,065.13	410,152.95	379,481.63

Statutory Auditors' Report on the financial Statements

Year ended December 31, 2006

This is a free translation into English of the statutory auditors' report issued in French and is provided solely for the convenience of English speaking users. The statutory auditors' report includes information specifically required by French law in such reports. This information is presented below the opinion on the financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the statutory financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the statutory financial statements

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of Compagnie Générale des Etablissements Michelin

Ladies and Gentlemen,

In compliance with the assignment entrusted to us by the Shareholders, we present to you our report for the Financial Year ended December 31, 2006 on:

- the audit of the accompanying financial statements of Compagnie Générale des Etablissements Michelin,
- the justification of our assessments,
- the specific verifications and information required by law.

These financial statements have been approved by the Managing Partner. Our role is to express an opinion on these financial statements based on our audit.

1. Opinion on the Financial Statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements give a true and fair view of the Company's financial position and assets and liabilities for the year ended in accordance with the accounting rules and principles applicable in France.

2. Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matter:

- The Company makes an annual evaluation of the inventory value of its shares in subsidiaries and affiliates using the method described in the notes to the financial statements under the section "Accounting policies - Investments".

We have reviewed the approach used by the Company and, on the basis of available information, we verified the fairness of the estimations provided by the Company as at December 31, 2006.

These assessments were made in the context of our audit of the annual financial statements taken as a whole, and therefore contributed to the formation of the opinion expressed in the first part of this report.

3. Specific verifications and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding:

- the fair presentation and the conformity with the financial statements of the information given in the Management Report of your Managing Partner, and in the documents addressed to the Shareholders with respect to the financial position and the financial statements,
- the sincere nature of information provided in the Management Report concerning the statutory allocation, compensation and benefits granted to your Managing Partner, as well as on the commitments taken for his benefit upon entry into, termination or change in functions or subsequently.

As required by the law, we also verified that details of the identity of Shareholders are disclosed in the Managing Partner's Report.

Neuilly-sur-Seine and Paris, February 12, 2007

PricewaterhouseCoopers Audit
Christian MARCELLIN

Corevise
Stéphane MARIE

The Statutory Auditors
Members of the Compagnies Régionales de Versailles et Paris

Statutory Auditors' Special Report

on regulated agreements

Year ended December 31, 2006

This is a free translation into English of the statutory auditors' special report on regulated agreements issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of Compagnie Générale des Etablissements Michelin

Ladies and Gentlemen,

In our capacity as Statutory Auditors of your Company, we are required to report to Shareholders on agreements involving directors that have been disclosed to us by the Company's management. Our responsibility does not include identifying any undisclosed agreements.

We have not been informed of any agreements governed by article L. 226-10 of the French Commercial Code.

Neuilly-sur-Seine and Paris, February 12, 2007

PricewaterhouseCoopers Audit
Christian MARCELLIN

Corevise
Stéphane MARIE

The Statutory Auditors
Members of the Compagnies Régionales de Versailles et Paris

Incorporation of 2004 and 2005 Financial Statements by Reference

The following information is included by reference in this Reference Document:
- Annual consolidated financial statements for the period ended December 31, 2005 as well as the relevant Statutory Auditors' reports contained in the Reference Document filed with AMF on November 7, 2006 (D.06-1044).
- Annual and consolidated financial statements for the period ended December 31, 2004 as well as the relevant Statutory Auditors' reports contained in the Reference Document filed with AMF on June 13, 2005 (D.05-0876).

Person Accountable for the Reference Document

Person Accountable for the Reference Document
Mr. Michel ROLLIER, Managing Partner.

Statement of the Person Accountable for the Reference Document
To the best of my knowledge, and based on all reasonable measures to this effect, I certify that the information provided in this Reference Document is correct and comprehensive and there are no material omissions which would alter its content.
The Statutory Auditors delivered to me an end-of-mission letter stating that they tested the information concerning the financial situation statements presented in this Reference Document and in the full body of text comprising this document.

Mr. Michel ROLLIER
Managing Partner

Table of Correspondence of the Reference Document

In order to facilitate reading of the Annual Report which will also satisfy the Reference Document's disclosure obligation, please consult the following Table of Contents to identify the disclosures required under European Commission Regulation No 809/2004 dated April 29, 2004.



Financial agenda for 2007

Annual Shareholders' Meeting	11 May 2007
Dividend distribution	15 May 2007

Quarterly information at March 31, 2007	24 April 2007
First half 2007 results	27 July 2007
Quarterly information at September 30, 2007	29 October 2007
Annual Results 2007	February 2008*

Meetings with Shareholders :	
In Paris – Carrousel du Louvre	15 October 2007
In the provinces :	
• Nice	29 March 2007
• Caen	31 May 2007
• Nancy	21 June 2007
• Reims	8 October 2007
• Tours	29 November 2007
• Montpellier	10 December 2007

*This date has been submitted for guidance only

AUTORITÉ DES MARCHÉS FINANCIERS
AMF

This reference document was lodged with *Autorité des Marchés Financiers* on March 2, 2007 pursuant to Clause 212 -13 of its General regulations. It may be used in connection with a financial operation only when completed by the inclusion of a note approved by *Autorité des Marchés Financiers*.

Compagnie Générale des Etablissements Michelin
Headquarters: 12, cours Sablon • Clermont-Ferrand (Puy-de-Dôme) • France

Investor Relations

Christophe Mazel
Jacques-Philippe Hollaender
+ 33 (0) 1 45 66 16 15
46, avenue de Breteuil
75324 Paris Cedex 07 – France
investor-relations@fr.michelin.com

Individual Shareholder Relations

Anne-Marie Vigier-Perret
+ 33 (0) 4 73 98 59 00
12, cours Sablon
63040 Clermont-Ferrand Cedex 9 – France
Toll-free calls in France: 0 800 000 222
actionnaires-individuels@fr.michelin.com

Media Relations

Fabienne de Brébisson
+ 33 (0) 1 45 66 22 22
46, avenue de Breteuil
75324 Paris Cedex 07 – France

Michelin

23, place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 – France
+ 33 (0) 4 73 32 20 00

www.michelin.com

MICHELIN
A better way forward

NOTICE OF MEETING

Joint Annual Shareholders Meeting

Friday, May 11, 2007, 9 a.m.
at the Polydome, place du 1er-Mai
Clermont-Ferrand (Puy-de-Dôme), France



Conditions of entry to the Annual Shareholders Meeting

Every Shareholder who is entered in the Company's register of Shareholders no later than the third working day preceding the Meeting at 0:00 hr Paris time, regardless of the number of shares they hold, be entitled to attend the Meeting or be represented at the meeting, either by another Shareholder or their spouse acting as proxy, or, for Shareholders who are not French residents, through the intermediary registered by them with the Company, subject to all statutory requirements being fulfilled.

Please let us know before **MAY 3, 2007** if you intend to be present.
If not, please return to us as soon as possible the enclosed envelope containing a proxy form together with a postal vote form indicating your preferences.

MICHELIN
A better way forward



Dear Sir, Madam, Dear Shareholder,

This year's Shareholders Meeting will once more be a Joint Meeting.

It is a particularly important meeting for the life of your Company for, at the end of it, if you approve our proposals, two new Managing Partners will be appointed at my side.

Indeed, I wish to give Michelin's management all the solidity it needs to successfully address the challenges that lie ahead and conduct a wide-ranging action worldwide, which is close to the field and lasting. I therefore ask you, with the approval of the Supervisory Board, to approve in the Extraordinary part of the Meeting an amendment of the Bylaws of your Company authorizing the appointment of Non-General Managing Partners so as to enhance the tenure of the Management Partnership.

Subject to your approval, two new Non-General Managing Partners – Jean-Dominique SENARD and Didier MIRATON – could then be appointed during the Ordinary Shareholders Meeting for a limited and renewable term to assist me in the conduct of Group affairs.

Didier MIRATON joined Michelin in 1982. Head of the Group's Research and Development and Industrial Performance, he knows Michelin, OEMs and our competitors well. Jean-Dominique SENARD would bring his international Corporate Management experience. He has been serving as the Group's Chief Financial Officer for two years, which gave me ample opportunity to appreciate his qualities.

I am fully confident in their experience and ability to form a strong team around me for the seamless management of the Company's priorities, cemented by a shared belief in its founding values.

Your support in the Resolutions concerning their appointments as Managing Partners is therefore important.

You will also be asked to vote on the 2006 accounts and on the proposed dividend pay-out.

This year, we propose a € 1.45 dividend, up 7.4% on the dividend paid in connection with 2005 results, after several years of significant successive increases.

This additional increase is a further indication of our confidence in the future.

Highlight of the ongoing relationship we foster with you throughout the year, the Annual Shareholders Meeting is a key opportunity for discussion with you and to make you more familiar with different facets of your Company. I look forward to receiving you at the Joint Annual Shareholders Meeting and hope that you will be able to take up our invitation to attend.

Yours sincerely,

Michel ROLLIER



Items on agenda

- Managing Partner's Report.
- Supervisory Board's Report.

Extraordinary Shareholders Meeting:

- Bylaws amendment relating to the conditions of appointment of Managing Partners, being individuals, who are General Partners or non-General Partners.
- Bylaws amendment relating to the Company's qualifying shares held by the Managing General Partners as guarantee of their management.
- Bylaws amendment relating to the compensation of the Managing Partners.
- Bylaws amendment relating to the termination of the functions of Managing Partners.
- Bylaws amendment relating to the powers of the General Partners.
- Bylaws amendment relating to the powers of the Supervisory Board.
- Bylaws amendment relating to the authority of the Ordinary and Extraordinary Shareholders Meetings.
- Bylaws amendment relating to Management during interim periods.
- Bylaws amendment relating to the suppression of the corporate trade name and the corporate signature.
- Bylaws Amendment relating to the introduction of a jurisdictional provision in the event of disputes.
- Harmonization of the Bylaws to reflect new regulatory provisions.

Ordinary Shareholders Meeting:

- Statutory Auditors' Report on the Company's financial statements and consolidated accounts for financial year 2006 and Statutory Auditors' Special Report on the agreements governed by Article L.226-10 of the French Commercial Code.
- Approval of the Company's financial statements for financial year 2006 and of the transactions reflected therein.
- Appropriation of result for financial year 2006.
- Approval of the consolidated accounts for financial year 2006.
- Authorization of the Company to engage in transactions on the Stock Exchange in its own shares.
- Appointment of two Non-General Managing Partners.



Brief summary

Overview

At 8.2%, Michelin's operating margin before non-recurring items was in line with the Group's outlook published in July 2006. Improved free cash flow is close to break-even point. The Group implements its investment program.

- Net sales totaled EUR 16.4 billion, up 5.1% after a 3.6% increase in 2005.
- The price mix effect remained very favorable (+ 4.7% of net sales); this effect, combined with internal cost reductions, enabled the Group to offset most of the EUR 800 million additional cost burden relative to 2005, which was mainly due to raw material price inflation.
- Net result was down 35.5%, reflecting large non-recurring restructuring and industrial plant closure charges.

Evolution of tire markets in 2006

Overall, tire **replacement** markets recorded satisfactory growth, with the exception of North American Passenger car and Light truck and Truck markets which were particularly hit by high fuel prices. In Europe, a turnaround was noted in the Truck tire markets, especially in the Eastern countries. Emerging markets were especially strong.

In **original equipment**, Truck tire market growth continued to accelerate worldwide, with the exception of Brazil, where Truck manufacturers' exports suffered from a high Brazilian real relative to the US dollar.
The performance of Passenger car and Light truck markets in Europe and North America was disappointing, highlighting the challenging environment faced by most OEMs in these markets.

Michelin in its markets

Passenger car and Light truck and Related Distribution

- **In Europe, replacement** markets showed satisfactory growth of 2.4%, although Eastern countries were far more dynamic (+ 5.7%) than Western countries (+ 1.5%).

The market recorded further overall enrichment driven by the contribution of its three traditional levers: the High-performance tire segment achieved nearly 5% growth and Four-wheel drive vehicle tires more than 14% growth. Finally, the Winter segment expanded by a further 13%.

Sales volumes continued an upward trend, especially in the higher value-added segments, enabling the Group to gain market shares. This was particularly true in the Winter segment where the success of the Michelin Alpin A3 tire, which topped ADAC's (German Automobile Club) ranking, was boosted by a supportive regulatory environment promoting Winter tires in Germany.

In **original equipment**, in a slightly declining market, down 0.5% versus 2005, Michelin's sales volume also trended downward as a result on an unfavorable OEM mix. Nevertheless, unit sales prices benefited from product mix improvements (with the relative share of 16 - 18-inch tires rising further).

The Group was able to adjust its pricing in order to mitigate the impact of massive raw material cost increases.

- **In North America,** the **replacement** market dropped a significant 3.7% compared to 2005 (- 3.8% in the United States, - 6.3% in Canada and + 0.7% in Mexico).
A positive development, however, was the sharp rise in the High-performance segments induced by strong original equipment sales in prior years.
The Group's Michelin and BFGoodrich brands continued to gain market share, notably in the VZ segment where sales were particularly robust.
Sales to private and associate brands recorded a further marked decline.

Unit sales prices posted substantial growth, driven by favorable brand and segment mixes and by the year's price increases.



Brief summary

In **original equipment**, the market dropped sharply, reflecting the challenges faced by the US automotive industry. Group sales were also down.

As was the case in Europe, the Group was able to lessen the impact of very substantial raw material cost increases through price adjustments.

• **In Asia, replacement** markets rose 3%, with mature countries (Japan, Australia, Taiwan and South Korea) rather bearish, while emerging countries' (China, India and ASEAN excluding Thailand) posted high growth. China, in particular, recorded a 20% year-on-year growth in 2006.

Michelin's sales volumes outperformed the market, particularly in China, where the Group, especially the Michelin brand, gained new market shares.

In **original equipment**, sales volume growth was in line with markets, enabling the Group to stabilize its footprint.

• **In South America,** the **replacement** market was up about 2%, and Michelin maintained its positions due to good performance in Argentina and in Chile. However, it experienced a slight erosion in Brazil, due to the significant increase in Asian imports into the country.

• **In Africa and the Middle-East,** in a market up 3%, the Group's growth policy, targeted on the High Performance segments together with a favorable market mix between original equipment and replacement, improved its profitability despite of a sharp increase in raw material costs.

Truck and Related Distribution

• **In Europe, original equipment** markets grew by nearly 9%, boosted by implementation of Euro IV environmental standards on October 1, 2006. The Group's sales volumes were slightly below market levels.

In **replacement**, the market rose + 2.4% in spite of a depressed month of December, owing, in particular, to fewer working days than in December 2005. In 2006, growth was driven by Eastern Europe, up 11%, versus mere 0.5% growth in Western Europe. Such a sharp difference reflects in particular the health of Eastern Europe's long-haul industry, which is now poised to benefit from the enlargement of the European Union.
Moreover, a number of players transferred either in whole or in part their operations to the new Member Countries of the European Union.

In this context, Michelin's sales outpaced the market and the Group gained market shares in both the Western and Eastern regions of Europe. The price increases passed during the year stuck.

• **In North America, original equipment** markets were up as expected, and for the same reasons as in Europe. Growth even tended to accelerate towards the end of the year. In these circumstances, the Group experienced a slight decline in its market share.

In **replacement**, the market fell a sharp 5% across the region: the drop was a substantial - 10.7% in Canada and - 6.6% in the United States while Mexican markets continued to expand at + 3.1%. Markets were plagued by high fuel prices for most of the year, slower growth in North America and the indirect effect of the very solid growth in original equipment.

In this environment, Michelin's sales performance was better than the market, translating into market share gains in all three countries for the third consecutive year.

The average unit price rose remarkably: price increases implemented in 2006 only partly offset raw material cost hikes.

Retreading business was brisk while the market slowed down slightly. Michelin's offering continued to win market shares. Nine new facilities were opened in 2006.



Brief summary

• **In Asia**, the radial **replacement** market was up 10%, mainly driven by China. Group sales volumes grew faster than the market.

• **In South-America**, the **replacement** market grew 10.3% overall (imports included). In Brazil, the significant increase in Asian imports was a primary growth factor that weighed on Michelin's performance. On the other hand, the Group performed well in the Spanish-speaking countries where it further strengthened its positions.

• **In Africa and the Middle-East**, despite growing tire imports from Asia, Michelin benefited from the ongoing switch to radial tire architecture. The Group is expanding especially in Turkey, Saudi Arabia and the Gulf Kingdoms.

Specialty Businesses

On the **Earthmover** tire market, all segments (Mines, Quarries, Ports, etc) posted strong growth.
Tire manufacturers were not able to fully satisfy demand. The most serious imbalance between supply and demand is found in the Mines segment. Michelin was able to meet part of the increase in demand with marginal capacity increases.
The Group succeeded in passing on the raw material price increases. Operating margin posted further remarkable growth. The Group's global commercial presence was extended to cover all markets.

Overall, **Agricultural** original equipment and replacement tire markets declined, especially in North America. In this environment, competition stiffened.

In spite of a mixed performance in North America, Michelin Group has significantly increased its sales volumes, due to its performance in Europe, where its partnership policy with distribution players was successful. In value terms, sales increased as a result of product and brand mix enrichment, driven by the Michelin brand and by growth in the lead tractor segment.

The key **Two-wheel** tire markets were particularly strong in 2006. On the motorcycle tire replacement markets, Michelin recorded healthy volume growth supported by strong demand for its latest radial products. In value terms, sales were somewhat behind sales volume growth, because of unfavorable geographic mix and the impact of currency fluctuations.

Accelerating demand for radial **Aircraft** tires has been confirmed. Despite strong capacity constraints, Michelin achieved further sales volume growth. With the value delivered to its customers gaining wider recognition, the Group's product offering is gradually gaining better pricing. Michelin continues to develop new products, especially on the general, regional and military aviation markets where the share of radial technology remains modest.

The **Maps and Guides**, **ViaMichelin** and **Michelin Lifestyle** operations continued to develop.



Brief summary

Results for the year

Consolidated Group net sales rose 5.1% in 2006 compared to the previous year:

The changes resulted from the following factors:

- (+ 4.7%) continuing strong positive price-mix effect, further accentuated towards the year end (+ 6.2%) in the 4th quarter. This reflects price increases passed across product offerings and regions to compensate for further very substantial raw material cost increases; it also results from the constant enrichment of the Group's product offering, notably on the High-performance and Winter segments;

- (+ 0.7%) slightly positive volume due to December volume sales sharply down versus 2005.
In 2006, the Group was impacted by a substantial decline in the North American Passenger car and Light truck markets;

- (- 0.2%) negative scope effect mainly relating to disposal of Michelin's Wheel operations in May 2005;

- neutral impact of exchange rates. The euro appreciation relative to the US dollar (+ 0.9%) and the Hungarian forint (+ 6.1%) was offset by the appreciation of the Canadian dollar (+ 5.6%) the Brazilian real (+ 10.1%) and the Thai batt (+ 5.0%) versus the euro.

At 8.2%, Michelin's operating margin before non-recurring items is in line with the Group's objective. It is down only 0.6 point against 2005. Group operating margin before non-recurring items was down 2.2% at EUR 1,338 million.

The unprecedented rise in external costs translated into an additional EUR 824 million cost burden for the Group compared to 2005, with raw materials alone accounting for EUR 740 million. This additional burden could not be fully offset by the price increases passed across product ranges worldwide. This resulted in a gross margin of 28.9%, down 1.6 point year-on-year.

The Group has been able to leverage the efforts achieved over the past several years in terms of industrial flexibility in order to adjust its production capacity to market fluctuations throughout the year. As a consequence, it avoided a substantial proportion of such additional industrial costs since the end of 2005, when the Group had to curtail production in a number of plants.

Group control over structural costs led to a reduction in their relative weight as a percentage of net sales (20.7% in 2006 versus 21.7% in the prior year).

As a result, the Group's operating margin before non-recurring items is 8.2%, down 0.6 point year-on-year.

The 0.9 point decrease to 8.2% in the segment's operating margin is accounted for as follows:

- Positive factors:
  - satisfactory volume sales growth in Europe and Asia;
  - further segment and brand-mix enrichment.
- Negative factors:
  - volumes down in a declining North American market;
  - price increases that could eventually not absorb the full impact of the hike in external costs.

At 6.6%, the Truck and Related Distribution segment's operating margin was hit by the unprecedented increase in raw material prices, particularly pronounced in the case of natural rubber.

The 2.3-point drop year-on-year in the segment's operating margin has the following causes:

- significantly higher raw material costs due to the high proportion of natural rubber content in Truck tires; such a high cost inflation could only be partially offset by price increases that were introduced;

- a still unfavorable original equipment / replacement mix in 2006;

- the unfavorable country mix, as high sales growth areas were not the most profitable ones.



Brief summary

At 12.4%, the operating margin of Specialty operations was up again year-on-year. With its highly technical content, it is now the Group's most profitable segment. The Agricultural, Two-wheel and Aircraft businesses continued their recovery.

The impressive growth of this segment's **profitability** is the result on one hand from intense market pressures, especially for Earthmover and radial aircraft tires, and on the other hand from the success of highly innovative services that enable optimum valorization of the Group's products.

At EUR 573 million, net result was down 35.5%, due to large non-recurring restructuring and plant closure charges.

The EUR 316 million decline versus 2005 can be explained by the following main factors:

- EUR 30 million decrease of operating income before non-recurring items;
- non-recurring charges amounting to EUR 220 million compared with an income of EUR 206 million in 2005; this charge corresponds to:
  - the Group's restructuring costs incurred for the closure of its Kitchener plant in Canada, in July 2006,
  - the costs in connection with ending our industrial operations of its Port Harcourt plant in Nigeria, due to occur in the 1st half of 2007;
- the EUR 100 million improvement in financial income chiefly corresponds to capital gains in an amount of EUR 105 million from the sale of the Group's stake in PSA Peugeot-Citroën. The cost of net debt over the period remained stable versus last year;
- the EUR 42 million tax decrease is due to lower taxable income.

Free cash flow posts an EUR 85 million improvement. This resulted from a marked improvement in working capital requirements, while the Group maintained its ambitious investment program.

EBITDA[1] (before non-recurring items) rose slightly to EUR 2,209 million. Cash from operations was also up EUR 160 million due to the following key factors:

- EUR + 107 million increase in account receivables in 2006 versus EUR + 171 million increase in 2005, due to lower sales in December 2006 versus December 2005;
- EUR + 190 million positive contribution from other operating WCR items;
- at the end of 2006, inventory expressed in volume remained stable versus December 2005. In value terms, however, inventory increased more in 2006 than in 2005, reflecting the impact of dramatic raw material cost increases.

As opposed to a negative EUR - 124 million in 2005, free cash flow improved significantly by EUR 85 million at EUR - 39 million. This performance should be viewed relative to a sustained high level of gross investment amounting to EUR 1,414 million.

Shareholders equity and net debt increased in the period. At 89%, the gearing ratio remained stable compared to January 1, 2006.

Group Shareholders equity appreciated by EUR 161 million during fiscal 2006, as a result of the following key factors:

- net income for the year: EUR + 573 million;
- dividend distributions: EUR - 205 million;
- change in the fair value of available-for-sale investments: EUR - 83 million;
- change due to exchange rates: EUR - 142 million.

At the same time, the EUR 95 million increase in net financial debt can be attributed to the following factors:

- EUR + 205 million dividend pay out of the year;
- EUR - 127 million impact of currency impact on debt. This is mainly due to the appreciation of approximately 11% of the euro against the US dollar between December 31, 2005 and December 31, 2006;
- EUR + 39 million financing of the negative free cash flow.

The resulting gearing remained stable at 89%.

[1] The Group defines EBITDA as operating income before (i) non-recurring income and expenses, (ii) depreciation of property, plant and equipment (PPE) and amortization of intangible assets, including goodwill and any related impairment charge.



Brief summary

Compagnie Générale des Établissements Michelin

The Financial Statements of the Company for the financial year 2006 show a profit of EUR 225, down EUR 45 million on 2005 which amounted to EUR 270 million.

Operating income was down EUR 6.4 million although royalties paid by subsidiaries increased by EUR 24.5 million. This is due to an increase in other operating expenses from EUR 298.5 million to EUR 328.3 million mainly due to an increase in the research expenses invoiced to the Company.

Net interest result was down EUR 48.7 million.

This change is the combined result of the following factors:

- EUR + 47.8 million increase in income from subsidiaries;
- EUR + 18 million reduction in interest charges and improvement in the currency translation difference;
- EUR - 26 million net impact of charges and credits to the provision for shares in the subsidiaries and affiliates, for 2006 against EUR + 87 million in 2005. In Financial year 2005, the Company had reversed the full amount of remaining balance of the allowance for value impairment of Manufacture Française des Pneumatiques Michelin shares.

These different items are reflected in the change in income from ordinary activities amounting to EUR 224.8 million versus EUR 280.3 million in 2005.

Finally, CGEM's tax burden amounted to EUR 0.2 million.

Note that the share capital structure was changed through creation of 264,693 shares –for a total amount in capital and issue premium of EUR 11,430,542– following exercise of share subscription options during 2006.

Outlook for 2007

In 2007, tire market growth should be positive worldwide, with the exception of North America's Truck tire markets which should trend downward due to purchasing prior to implementation of new anti-pollution standards and from a somewhat more subdued economic environment. With approximately 3% expected growth, replacement markets in Europe should benefit from a more supportive economic context. The developed countries' Passenger car and Light truck original equipment markets should remain stable. Emerging countries in Asia, South America, Africa and the Middle-East should continue on their dynamic growth trends.

Following unprecedented inflationary trends in 2006, raw material prices are expected to stabilize at a high level in 2007, with a limited impact on the Group's income statement.

In this context, Michelin's net sales and operating income should post a tangible increase compared to 2006, in line with the Group's 2010 objectives.



List of resolutions

Extraordinary resolutions

Proposed resolutions:

The purpose of the resolutions submitted to the Extraordinary Shareholders Meeting's approval is to amend the Articles of the bylaws or add new Articles with respect to the matters detailed below:

1st resolution: Conditions of appointment of Managing Partners, whether General Partners or Non-General Managing Partners (Article 10).

2nd resolution: Qualifying shares of the Company held by the Managing General Partners as guarantee of their management (Article 11).

3rd resolution: Compensation of the Managing Partners (Articles 12 and 30).

4th resolution: Termination of the functions of Managing Partners (Article 13).

5th resolution: General Partners' Powers (Article 14).

6th resolution: Powers of the Supervisory Board (Article 17).

7th resolution: Extraordinary and Ordinary Shareholders Meetings Authority (Articles 25 and 26).

8th resolution: Managing Partnership Interim (new Article 13-1 and Article 14).

9th resolution: Suppression of the corporate name and of the corporate signature (Articles 3 and 10).

10th resolution: Jurisdiction clause (new Article 36).

11th resolution: Harmonization of the Bylaws with the decree n° 2006-1566 of December 11, 2006 (Article 22).

• The purpose of the first resolution is to introduce a measure of flexibility in the conditions for appointing Managing Partners by authorizing appointment of Managing Partners who are not General Partners.

To this effect, Shareholders are asked to authorize amendment of Article 10 of the Bylaws; this Article would specify that the appointment of Managing General Partners would be authorized by the Extraordinary Shareholders Meeting and the appointment of Non-General Managing Partners would be authorized by the Ordinary Shareholders Meeting. The Non-General Managing Partners would be appointed for a maximum period of five years which is renewable.

Finally, the age limit for the Managing General Partners, fixed under Article 10 of the bylaws at the age of seventy-two, providing for one or several extensions for a maximum total period of three years, would also apply to the non-General Managing Partners and the text of the last paragraph of Article 10 would be amended accordingly.

• The second resolution relates to the obligation for Managing General Partners, under the current bylaws, to hold qualifying shares as a guarantee of their management. This obligation is maintained, and it would become necessary to indicate that it only applies to Managing General Partners.
The term "General" would therefore be added to the term "Managing Partners", under Article 11 of the bylaws. The rest of the Article remains unchanged.

• The third resolution relates to Managing Partners' Compensation as provided for under Article 12 of the bylaws. The Managing General Partners' compensation remaining unchanged, the text of Article 12 sub-paragraph 1 and Article 30 sub-paragraph 5 would be amended in such a way that their provisions are made to apply only to Managing General Partners.

With respect to the compensation of the Non-General Managing Partners, the new sub-paragraphs 2 and 3 of Article 12 would stipulate that compensation is set each year by the General Partner(s), whether Managing Partners or Non-Managing Partners, after consultation of the Supervisory Board.

Moreover, the Managing General Partner(s)' entitlement to be granted options to subscribe or to purchase shares of the Company would be extended to the Non-General Managing Partner(s), such granting being also subject to consultation with the Supervisory Board.

• The fourth resolution seeks the Shareholders' authorization to amend Article 13 of the bylaws to set forth the different cases of termination of the functions of Managing Partners. For both General and Non-General Managing Partners, the functions of Managing Partners will end by their death, incapacity, attaining the age limit and, for Non-General Managing Partners, at the end of their term or upon their resignation or revocation.

Finally, the Article would stipulate that, if management is made up only of Non-General Managing Partners, such Managing Partners will report



List of resolutions

on the discharge of their duties to the General Partners pending the appointment of one or more new Managing General Partners.

• The fifth resolution aims to complement Article 14 of the bylaws by a description of the powers of General Partners with respect to make up of the Management Partnership and to setting the compensation of Non-General Managing Partners.

• Similarly, the sixth resolution aims to complement Article 17 of the bylaws with respect to the powers of the Supervisory Board concerning the make up of the Managing Partnership, the compensation paid to the Non-General Managing Partner(s) and possible granting of stock options to General and Non-General Managing Partners.

• The purpose of the seventh resolution is to amend Articles 25 and 26 of the bylaws so as to, firstly, confirm the authority of the Extraordinary Shareholders Meeting in the appointment of General Partners and Managing General Partners and, secondly, to extend the authority of the Ordinary Shareholders Meeting to the appointment of Non-General Managing Partners and the renewal of their term.

• The purpose of the eigth resolution is to supplement the provisions of Articles 13 and 14 of the bylaws to provide for interim management. The General Partners would automatically be in charge of the management of the Company not only, as already provided for in the bylaws, in the event there is no longer a Managing Partner, but also in the event that management finds it impossible to discharge its functions for a period of more than 60 consecutive days.
The General Partner(s) shall remain under the obligation to call, within a time period extended from six months to one year, a Shareholders Meeting in order to propose the appointment of one or more new Managing Partners.

• The ninth resolution concerns suppression of the corporate name and of the corporate signature which are no longer required under the law on partnerships limited by shares and the correlative amendment of Articles 3 and 10 of the bylaws.

• The purpose of the tenth resolution is to add a new Article 36 to the bylaws providing for a Jurisdiction clause governing any dispute.

• The eleventh resolution concerns harmonization of the text of Article 22 of the bylaws to reflect the regulatory provisions relating to the time of registration of the Shareholders on the registers of the Company in order to be entitled to participate to the Shareholders Meeting, as the time was reduced from five days to three days at least before the date of the Meeting.

Ordinary resolutions

Proposed resolutions:

12th resolution: Approval of financial statements for financial year 2006.

13th resolution: Appropriation of the result for financial year 2006.

14th resolution: Approval of 2006 consolidated accounts.

15th resolution: Statutory Auditors special report on regulated agreements.
16th resolution: Renewal of the share buyback program.

17th and 18th resolutions: Appointment of two Non-General Managing Partners.

• The purpose of the twelfth and thirteenth resolutions is to review and approve financial year 2006 corporate accounts and appropriation of profits.

Shareholders are invited to approve the operations reflected in the Company's income statement and balance sheet submitted, and to decide on the appropriation of the EUR 225,095,285.33 profit.

After allocation of the statutory reserve in an amount of EUR 52,938.60 equal to one tenth of current equity and after deduction of the General Partners' statutory share, or EUR 5,731,124.28, the EUR 219,311,222.45 balance, plus retained earnings of EUR 230,829,954.18 amounts to a total of EUR 450,141,176.63 available for distribution to Shareholders.

Based on this balance, we ask the Shareholders to approve an EUR 1.45 dividend distribution per share for financial year 2006, up 7.4% versus financial year 2005.

If approved, the dividend would be paid on May 15, 2007.



List of resolutions

For references purposes, we note the following data for the previous two financial years:

(IFRS accounts)	2006	2005
Net assets per share	32.6	31.5
Basic	3.95	6.13
Diluted	3.94	6.12
PER	18.4	7.7
Dividend per share	1.45	1.35
Dividend (payout) ratio	36.7%	22.0%
Dividend yield	2.0%	2.8%

• The purpose of the fourteenth resolution is to review and approve financial year 2006 consolidated accounts, which show a net profit of EUR 573,112,427.61.

The Shareholder's Guide sent to each Shareholder along with the notice of meeting presents an analysis of consolidated accounts and the changes compared to the previous year.

Moreover, the Annual Report is available on www.michelin.com/corporate and can also be mailed to Shareholders on request.

• The fifteenth resolution concerns the Statutory Auditors special report on regulated agreements.

The law requires that the auditors submit a report to the Annual Shareholders Meeting, setting out those regulated agreements entered into during the previous financial year between the Company and any of its Managing Partners, members of the Supervisory Board or any Shareholder holding more than 10% of the voting rights.

This special report on regulated agreements notes that no such agreement was made during 2006.

• The sixteenth resolution concerns renewal of the authorization for the Company to trade in its own shares. This renewal is for a period of eighteen months, on the following basis: EUR 100 maximum purchase price and EUR 60 minimum selling price.

This authorization would replace that granted for the same purpose by the Annual Shareholders Meeting of May 12, 2006, stressing that it was not used in 2006 and that no liquidity contract with an investment bank has been concluded by the Company to this date.

• The purpose of the seventeenth and eighteenth resolutions respectively, subject to the condition precedent that the first resolution relative to the composition of the Management Partnership is approved, is to appoint, alongside Mr Michel ROLLIER, Managing General Partner, Messrs Didier MIRATON and Jean-Dominique SENARD, currently Group Executive Council Members, in the capacity of Non-General Managing Partners.

The functions of Messrs MIRATON and SENARD would continue until completion of the Shareholders Meeting to be held in 2012 to decide upon the financial statements of financial year 2011.



Extraordinary resolutions

FIRST RESOLUTION

Conditions of appointment of the Managing Partners, whether General Partners or Non-General Partners

The Shareholders Meeting, being apprised of the Managing Partner's Report and of the Supervisory Board's Report, having noted the agreement of each General Partner and acting in accordance with the quorum and the majority requirements applicable to Extraordinary Shareholders Meetings,

Decides that the Company may henceforth be managed by one or more Managing Partners, being individuals, who may be General Partners or Non-General Partners, on the following conditions:

The Managing General Partners and the Non-General Managing Partners will be appointed by the Extraordinary Shareholders Meeting or by the Ordinary Shareholders Meeting, respectively, upon the unanimous proposal of all General Partners and after consultation with the Supervisory Board; and

The Non-General Managing Partners will be appointed for a maximum period of five years and may be re-appointed.

■ And decides, accordingly, to amend Article 10 of the Bylaws as follows:

Article 10:
Subparagraph 1 is amended as follows:

"The Company is managed by one or more Managing Partners, who may be General Partners or Non-General Partners."

Subparagraphs 3, 4 and 5 are added, as follows:

"The Managing General Partner(s) and Non-General Managing Partner(s) are appointed by the Extraordinary Shareholders Meeting or the Ordinary Shareholders Meeting, respectively, upon the unanimous proposal of the General Partner(s), whether Managing Partners or Non-Managing Partners."

"The proposal of appointment of the Managing Partner(s), whether General Partner(s) or Non-General Partner(s), will require the prior consultation of the Supervisory Board by the General Partners."

"A Non-General Managing Partner shall be appointed for a maximum period of five years, terminating upon completion of the Ordinary Shareholders Meeting called to approve the financial statements for the past financial year and held in the year during which the Managing Partner's appointment expires. The appointment of a Non-General Managing Partner is renewable according to the conditions of appointment provided above."

The last subparagraph is amended as follows:

"In order to comply with the legal requirements on the setting of an age limit for the Managing Partners, the functions of each Managing Partner shall terminate, whatever the term of his appointment, at the end of the Ordinary Shareholders Meeting called to approve the financial statements for the financial year during which such Managing Partner reached the age of seventy-two; however, this term may be extended, one or more times, for a maximum total period of three years from the date of the aforementioned Ordinary Shareholders Meeting; any decision of extension shall be taken according to the conditions of appointment of the Managing Partners provided in this Article."

(The other subparagraphs of Article 10 remain unchanged.)

SECOND RESOLUTION

Qualifying shares of the Company held by the Managing General Partners as guarantee of their management

The Shareholders Meeting, being apprised of the Managing Partner's Report and of the Supervisory Board's Report, having noted the agreement of each General Partner and acting in accordance with the quorum and the majority requirements applicable to Extraordinary Shareholders Meetings,

Decides, subject to the condition precedent that the first resolution be adopted, as a consequence of the distinction between Managing General Partners and Non-General Managing Partners, to amend Article 11 of the Bylaws, relating to the obligation for the Managing General Partners to hold qualifying shares as a guarantee of their management, by replacing the word "Managing Partner(s)" by "Managing General Partner(s)."

■ And decides, accordingly, to amend Article 11 of the Bylaws as follows:

Article 11:
"The Managing General Partner(s) must hold, as guarantee of their management (jointly in the case of several Managing Partners), a total of 17,500 shares; when the functions of a Managing General Partner end, the shares held as guarantee may not be sold by such Managing General Partner or his assignees until the financial statements for the financial year during which the functions of the Managing General Partner ended are approved."



Extraordinary resolutions

THIRD RESOLUTION
Managing Partners' Compensation

The Shareholders Meeting, being apprised of the Managing Partner's Report and of the Supervisory Board's Report, having noted the agreement of each General Partner and acting in accordance with the quorum and the majority requirements applicable to Extraordinary Shareholders Meetings,

Decides, subject to the condition precedent that the first resolution be adopted, that the Non-General Managing Partners:

- will be paid by the Company compensation set each year by unanimous decision of the General Partner(s), whether Managing Partner(s) or non-Managing Partner(s), after consultation with the Supervisory Board, and
- shall be entitled, as is already provided for the Managing General Partners, to be granted options to subscribe or to purchase shares of the Company pursuant to option plans implemented by the Company, after consultation with the Supervisory Board by the General Partner(s).

And decides, accordingly, to amend Articles 12 and 30 of the Bylaws as follows:

Article 12:
The 1st subparagraph relating to the compensation of the Managing General Partners is replaced by the following three subparagraphs to reflect the distinction between Managing General Partners and Non-General Managing Partners.

"In consideration of their duties, the Managing General Partner(s) shall be entitled to compensation taken from the portion of the profits awarded to all General Partners, both Managing Partners and Non-Managing Partners, pursuant to Articles 30 and 35 hereinafter, up to a percentage that will be set by mutual agreement of the General Partners, whether Managing Partners or Non-Managing Partners."

"Furthermore, the Non-General Managing Partner(s) will be granted by the Company compensation set each year by unanimous decision of the General Partner(s), whether Managing Partners or Non-Managing Partners, after consultation with the Supervisory Board."

"Moreover, the Managing General Partner(s) and the Non-General Managing Partner(s) shall be entitled, upon unanimous proposal of the General Partners, to be granted options to subscribe or to purchase shares of the Company under option plans implemented by the Company, after consultation with the Supervisory Board by the General Partner(s)."

(The last two subparagraphs of Article 12 remain unchanged.)

Article 30:
Subparagraph 5 relating to the compensation of the General Partners is amended as follows:

"The amount so granted will be allocated among the Managing General Partners or Non-Managing General Partners in such proportions as the General Partner(s) shall decide."

(The other subparagraphs of Article 30 remain unchanged.)

FOURTH RESOLUTION
Termination of the functions of the Managing Partners

The Shareholders Meeting, being apprised of the Managing Partner's Report and of the Supervisory Board's Report, having noted the agreement of each General Partner and acting in accordance with the quorum and the majority requirements applicable to Extraordinary Shareholders Meetings,

Decides, subject to the condition precedent that the first resolution be adopted, that:

The functions of a Managing Partner will end by his death, his incapacity, his attaining the limit age and, for a Non-General Managing Partner, at the end of his term or upon his resignation or his revocation.
The revocation of a non-General Managing Partner shall be decided for cause by unanimous decision of the General Partners after consultation with the Supervisory Board.

The resignation of a Non-General Managing Partner will be valid only if notified by registered letter to the other Managing Partners and to the General Partners at least three months in advance, such resignation taking effect at the expiration of this time period.

Furthermore, if management is made up only of Non-General Managing Partners, such Managing Partners will report on the discharge of their duties to the General Partners pending the appointment of one or more new Managing General Partners.

And decides, accordingly, to amend Article 13 of the Bylaws as follows:

Article 13:
This Article must be completed by a first, a sixth and a last subparagraph, and the text of subparagraphs 2, 3 and of subparagraph 6 (becoming subparagraph 7) must be amended, to take into account the various cases of termination of the functions of a Managing Partner, according to whether the Managing Partner is a Managing General Partner or a Non-General Managing Partner.

"The functions of a Managing Partner will terminate by his death,



Extraordinary resolutions

his incapacity, his attaining the age limit and, for a Non-General Managing Partner, at the end of his term or upon his resignation or his revocation."

13.1 Death - Retirement
(Subparagraph 1 remains unchanged.)

Subparagraph 2: *"If one of the Managing Partners ceases to exercise his functions for any reason whatsoever, the remaining Manager(s) shall assume the management of the Company with all the powers, rights and obligations pertaining to their functions. The Managing General Partner whose functions terminate, as well as the heirs or assignees of a deceased Managing General Partner, shall immediately and automatically cease to be a General Partner."*

Subparagraph 3: *"If the functions of a Managing General Partner terminate and the Managing General Partner ceases, accordingly, to be a General Partner, following his death or attaining the age limit defined above, Article 1 of the Bylaws shall be amended automatically; a deed to this effect shall be prepared and published by the other General Partners."*

Subparagraph 6: *"If the management of the Company is made up only of Non-General Managing Partner(s), such Manager(s) will report on the discharge of their duties to the General Partner(s), in view of the liability of the latter, pending the appointment of one or more new Managing General Partners."*

Subparagraph 7: *"The new* Managing *Partner(s) will be appointed in accordance with the conditions provided by Article 10 above. They will be vested, together or separately, with all the powers attached to their function by law and by these Bylaws."*

Last Subparagraph:

13.2 Revocation - Resignation

"The revocation of a Non-General Managing Partner shall be decided for cause by unanimous decision of the General Partners after consultation with the Supervisory Board."

"The resignation of a Non-General Managing Partner will be valid only if notified by registered letter to the other Managing Partners and to the General Partners at least three months in advance, the resignation taking effect at the expiration of this time period."

FIFTH RESOLUTION
General Partners' powers

The Shareholders Meeting, being apprised of the Managing Partner's Report and of the Supervisory Board's Report, having noted the agreement of each General Partner and acting in accordance with the quorum and the majority requirements applicable to Extraordinary Shareholders Meetings,

Decides, subject to the condition precedent that the first, third and fourth resolutions be adopted, that:

In addition to what is already provided for by Article 14 of the Bylaws, General Partners will henceforth have to approve unanimously any decision relating to the appointment of Managing Partners, whether General Partners or non-General Partners, the renewal of their appointment, and the compensation and revocation of Non-General Managing Partners.

And decide, accordingly, to amend Article 14 of the Bylaws as follows:

Article 14:
The 1st subparagraph relating to the powers of the General Partners must be amended as follows:

"Except in the case provided in Article 13, the Non-Managing General Partner(s) shall not take part in the management of the Company. They shall exercise all the powers attached by law and these Bylaws to their status; provided that any decision relating to the appointment of the Managing Partners, whether General Partners or Non-General Partners, to the renewal of their appointments, and to the compensation and the revocation of Non-General Managing Partners and any decision that results in an amendment to the Bylaws may not be validly adopted unless by unanimous written agreement of the General Partners, whether Managing Partners or Non-Managing Partners."

(The five following subparagraphs remain unchanged.)

SIXTH RESOLUTION
Supervisory Board's powers

The Shareholders Meeting, being apprised of the Managing Partner's Report and of the Supervisory Board's Report, having noted the agreement of each General Partner and acting in accordance with the quorum and the majority requirements applicable to Extraordinary Shareholders Meetings,

Decides, subject to the condition precedent that the first, third and fourth resolutions be adopted, that:

The Supervisory Board will henceforth also be consulted by the General Partners on any proposal relating to the composition of the Management, to the compensation paid to the Non-General Managing Partner(s) and to the granting to the Managing Partners of options to subscribe or to purchase shares of the Company.

And, decides accordingly to amend Article 17 of the Bylaws as follows:



Extraordinary resolutions

Article 17:
Subparagraph 2 relating to the powers of the Supervisory Board is amended as follows:

"It shall submit a report to the Annual Ordinary Shareholders Meeting pointing out, in particular, irregularities or inaccuracies found in the financial statements for the financial year. It shall be provided at the same time as the Auditors with the documents provided to the Auditors by Management. The Supervisory Board shall be consulted by the General Partners on any proposal relating to the composition of the Management, to the compensation paid to the Non-General Managing Partner(s) and to the granting to the Managing Partners of options to subscribe or to purchase shares of the Company. The Board may also call a Shareholders Meeting. Finally, the Supervisory Board authorizes the agreements referred to in Article L.225-38 and following and in Article L.226-10 of the French Commercial Code."

SEVENTH RESOLUTION
Extraordinary and Ordinary Shareholders Meetings Authority

The Shareholders Meeting, being apprised of the Managing Partner's Report and of the Supervisory Board's Report, having noted the agreement of each General Partner and acting in accordance with the quorum and the majority requirements applicable to Extraordinary Shareholders Meetings,

Decides, subject to the condition precedent that the first resolution be adopted, to specify:

- that the Ordinary Shareholders Meeting has authority to appoint Non-General Managing Partners and to renew their terms;
- that the Extraordinary Shareholders Meeting has authority to appoint General Partners and Managing General Partners.

And decides, accordingly, to amend Articles 25 and 26 of the Bylaws as follows:

Article 25:
This Article relating to the authority of the Ordinary Shareholders Meeting is amended as follows:

"The Ordinary Shareholders Meeting shall hear the reports of the Managing Partner(s) on the operations of the Company for the past financial year and the reports of the Supervisory Board and of the Auditors; it approves the financial statements and, if applicable, it determines the amounts to be distributed; it decides upon the appointment of the Non-General Managing Partners and on the renewal of their terms, on the appointment and on the revocation of the members of the Supervisory Board and of the Auditors and, generally, subject to the provisions of Article 27 herein, upon all matters on the agenda."

Article 26:
The 1st subparagraph relating to the authority of the Extraordinary Shareholders Meeting is amended as follows:

"The Extraordinary Shareholders Meeting has sole authority to appoint General Partners and Managing General Partners and to amend any provisions of the Bylaws."

EIGHTH RESOLUTION
Management during interim periods

The Shareholders Meeting, being apprised of the Managing Partner's Report and of the Supervisory Board's Report, having noted the agreement of each General Partner and acting in accordance with the quorum and the majority requirements applicable to Extraordinary Shareholders Meetings,

Decides, subject to the condition precedent that the first and fourth resolutions be adopted, that:

The General Partner(s) will automatically be in charge of the management of the Company in the event there is no longer a Managing Partner, whether General Partner or Non-General Partner, as well as in the event that management finds it impossible to discharge its function for a period of more than 60 consecutive days.

The General Partner(s) shall be under the obligation to call, within a time period extended from six months to one year, a Shareholders Meeting in order to propose the appointment of one or more new Managing Partners, whether General Partners or Non-General Partners.

And decides, accordingly, to amend Articles 13-1 and 14 of the Bylaws as follows:

Article 13-1:
Former subparagraph 4 relating to the interim of management in the event of vacancy is replaced by the following text:

"If the management of the Company can no longer be exercised for lack of a Managing Partner, whether General Partner or non-General partner, for any reason and in any circumstances, or in the event that management finds it impossible to discharge its functions for a period longer than 60 consecutive days, this impossibility being acknowledged by a decision of the Supervisory Board, the management shall then be discharged by the General Partner(s); said General Partner(s), as part of



Extraordinary resolutions

their mission, shall then call, within a maximum period of one year, a Shareholders Meeting in order to propose the appointment of one or more new Managing Partners, whether General Partners or Non-General Partners."

Article 14:
Subparagraph 2 relating to the powers of the General Partners is amended as follows:

"Moreover, the General Partners who are not Managing Partners, whether individuals or corporate entities, will be under the obligation to discharge all the functions vested with them by Article 13-1, subparagraph 4, if management can no longer be exercised for lack of a Managing Partner in office, or in case of impossibility for the management to discharge its functions until final appointment, effective vis-à-vis third parties, of new Managing Partners."

NINTH RESOLUTION
Suppression of the corporate name and of the corporate signature

The Shareholders Meeting, being apprised of the Managing Partner's Report and of the Supervisory Board's Report, having noted the agreement of each General Partner and acting in accordance with the quorum and the majority requirements applicable to Extraordinary Shareholders Meetings,

Decides to remove the corporate name and the corporate signature: "M. ROLLIER et Cie."

And accordingly, decides to amend Articles 3 and 10 of the Bylaws as follows:

Article 3:
Subparagraphs 4 and 5 being deleted, this Article will henceforth read as follows:

"The corporate name of the Company is:
«COMPAGNIE GÉNÉRALE DES ÉTABLISSEMENTS MICHELIN».

"All deeds and documents issued by the Company and intended for third parties must include this name."

Article 10:
Subparagraph 5 relating to the corporate signature of the Managing Partners is deleted.

TENTH RESOLUTION
Jurisdiction clause

The Shareholders Meeting, being apprised of the Managing Partner's Report and of the Supervisory Board's Report, having noted the agreement of each General Partner and acting in accordance with the quorum and the majority requirements applicable to Extraordinary Shareholders Meetings,

Decides to provide in the Bylaws that:

All disputes which could arise during the term of the Company or during its liquidation, whether between the Shareholders, the General Partners, the Managing Partners, the members of the Supervisory Board or the Company, or between the Shareholders and/or the General Partners themselves, will be judged in accordance with the law and will be submitted to the jurisdiction of the competent courts of the location of the registered office of the Company.

And decides, accordingly, to insert a new Article 36 in the Bylaws which will be read as follows:

Article 36:
"All disputes which may arise during the term of the Company or during its liquidation, either between the Shareholders, the General Partners, the Managing Partners, the members of the Supervisory Board or the Company, or between the Shareholders and/or the General Partners themselves, will be judged in accordance with the law and will be submitted to the jurisdiction of the competent courts of the location of the registered office of the Company."

ELEVENTH RESOLUTION
Harmonization of the Bylaws with the decree of December 11, 2006

The Shareholders Meeting, being apprised of the Managing Partner's Report and of the Supervisory Board's Report, having noted the agreement of each General Partner and acting in accordance with the quorum and the majority requirements applicable to Extraordinary Shareholders Meetings,

Decides to amend the Bylaws to reflect the regulatory provisions of the decree 2006-1566 of December 11, 2006, already applicable, and consequently, decides the correlative modification of Article 22 of the Bylaws:

Article 22:
Subparagraph 12 - This subparagraph relating to the time of registration of the Shareholders on the registers of the Company in order to be entitled to participate to the Shareholders Meeting, is amended as follows:

The phrase:
"five days at least before the date of the Meeting" is replaced by the following phrase: *"three days at least before the date of the Meeting"*.



Ordinary resolutions

TWELFTH RESOLUTION
Approval of the financial statements for financial year 2006

The Shareholders Meeting, being apprised of the Managing Partner's Report and of the Auditors' Report and of the Supervisory Board's Report, approves the financial statements for the financial year 2006 which show a profit of € 225,095,285.33.

The Shareholders Meeting approves the transactions reflected in the financial statements and mentioned in the Reports, in particular, and to the extent necessary, those affecting the various reserve accounts.

THIRTEENTH RESOLUTION
Appropriation of the result for financial year 2006

On the Manager's proposal, approved by the Supervisory Board:

The Shareholders Meeting, noting that the profit for the year amounts to **€ 225,095,285.33**

The legal reserve fund equal to one-tenth of the share capital, being **€ 52,938.60**

And the statutory share of the General Partners being equal to **€ 5,731,124.28**

The balance, of **€ 219,311,222.45**

Which is increased by of the carryforward amounts to **€ 230,829,954.18**

Represents a distributable amount of **€ 450,141,176.63**

Decides:
I - To distribute a total amount of **€ 208,295,861.11** which will allow the payment of a dividend of **€ 1.45** per share.

The detachment of the right to dividend will take place on May 15, 2007, date on which the shares will be negotiated ex-right to the 2006 dividend.

It is specified that the dividend proposed is eligible to the 40% abatement to which individuals domiciled in France are entitled.

The dividends paid in respect of the three preceding financial years are shown in the table hereafter:

Fiscal year	Dividends Distributed *(in euros)*	GLOBAL INCOME PER SHARE		
		Dividend	Tax credit (Avoir fiscal) [1]	Global income
2003	133,349,933.25	0.93	0.465	1.395
2004	179,233,781.25	1.25		
2005	193,573,293.75	1.35		

[1] The tax credit (avoir fiscal) has been abolished since January 1st 2005.

II - To apply the balance of **€ 241,845,315.52** to the "carryforward" account.

FOURTEENTH RESOLUTION
Approval of the consolidated accounts for financial year 2006

The Shareholders Meeting, being apprised of the Managing Partner's Report, of the Auditors' Report and of the Supervisory Board's Report, approves the consolidated accounts for financial year 2006 which show a profit of € 573,112,427.61.

FIFTEENTH RESOLUTION
Agreements submitted to regulated agreements

The Shareholders Meeting, being apprised of the Auditors' Special Report on the agreements referred to in Article L.226-10 of the French Commercial Code, approves the aforementioned report and takes note that there are no agreements to submit for approval.



Ordinary resolutions

SIXTEENTH RESOLUTION

Authorization given to the Company to engage in transactions on the Stock Exchange in its own shares

The Shareholders Meeting, being apprised of the Managing Partner's Report and of the Supervisory Board's Report,

Authorizes the Company to engage in transactions on the Stock Exchange in its own shares, in accordance with the provisions of Article L.225-209 of the French Commercial Code, and sets:

- the maximum share purchase price at € 100;
- the minimum share sales price at € 60;
- the number of shares that may be bought at 10% of the total number of shares composing the capital, i.e a maximum amount of € 1,436,523,100;
- the term of the authorization at 18 months as from the date of this Meeting.

In the event of capital increase by capitalization of reserves and attribution of bonus shares as well as in the event of a share split or share consolidation, the prices indicated above will be adjusted by a multiplying coefficient equal to the ratio between the number of shares composing the capital before and after the operation.

This authorization allows the Company to use the possibilities to trade in its own shares provided by the applicable provisions of law for the following purposes:

- their conservation, transfer, remittance as exchange or payment in kind and, in particular, in connection with financial transactions such as external growth or the issuance of securities giving directly or indirectly access to the capital;
- their attribution to executive officers and to the personnel of the Company and companies of the Group, pursuant to share purchase option plans;
- their cancellation, in whole or part, to optimize the management of the equity of the Company and the net income per share;
- the animation of the market or the liquidity of the share by an investment service provider, through a contract of liquidity complying with the deontology charter approved by the *Autorité des Marchés Financiers*.

The shares may be bought one or more times, at any time, on the OTC (over-the-counter) market or otherwise, by all means in accordance with the regulations in force and, in particular, by block trades, options or use of any derivative instruments.

To the foregoing effect, the Shareholders Meeting delegates to the Managing Partners, or to anyone of them, all authority to conclude all contracts, to effect all declarations and formalities and, generally, to do all things that will be useful and necessary for the implementation of the decisions to be taken pursuant to this authorization.

This authorization replaces the decision taken on the same subject by the Shareholders Meeting of May 12, 2006.

SEVENTHEENTH RESOLUTION

Appointment of a Non-General Managing Partner

The Shareholders Meeting, being apprised of the Managing Partner's Report and of the Supervisory Board's Report,

Decides, subject to the condition precedent that the first, third to fifth and seventh resolutions be adopted and upon proposal of the General Partners,

To appoint Mr Didier MIRATON as Non-General Managing Partner, for a term of five years, until the completion of the Shareholders Meeting to be held in 2012 to decide upon the financial statements of the financial year 2011.

EIGHTEENTH RESOLUTION

Appointment of a Non-General Managing Partner

The Shareholders Meeting, being apprised of the Managing Partner's Report and of the Supervisory Board's Report,

Decides, subject to the condition precedent that the first, third to fifth and seventh resolutions be adopted and upon proposal of the General Partners,

To appoint Mr Jean-Dominique SENARD as Non-General Managing Partner, for a term of five years, until the completion of the Shareholders Meeting to be held in 2012 to decide upon the financial statements of the financial year 2011.



Five-year key figures and ratios

	2006	2005	2004	2003	2002
I - Shareholders equity at year-end					
a) Common stock	287,304,636	286,775,250	286,774,050	286,774,050	283,585,460
b) Number of common shares outstanding	143,652,318	143,387,625	143,387,025	143,387,025	141,792,730
c) Number of non-voting preferred shares outstanding (without voting rights) existing	--	--	--	--	--
d) Maximum number of future shares to be created	--	--	--	--	--
II - Results of operations					
a) Net revenues	419,120,580.51	394,642,982.30	358,973,808.26	349,657,871.00	364,877,827.54
b) Income before tax, depreciation, amortization and provision expenses	252,768,399.13	196,470,258.86	232,415,973.57	171,879,396.33	306,269,486.48
c) Income tax	192,999.00	11,225,190.00	27,222,094.00	4,304,116.00	13,188,696.00
d) Employee profit-sharing	--	--	--	--	--
e) Earnings per share after tax and depreciation (amortization and provisions)	225,095,285.33	270,156,351.29	295,151,971.68	178,237,815.34	332,387,387.56
III - Earnings per share					
a) Earnings per share before tax, after depreciation (amortization and provisions)	1.76	1.29	1.43	1.17	2.07
b) Earnings per share after tax and depreciation (amortization and provisions)	1.57	1.88	2.06	1.24	2.34
c) Dividend per share	1.45	1.35	1.25	0.93	0.93
IV - Employee data					
a) Average number of employees	29	30	31	36	34
b) Total payroll	1,113,338.52	1,068,495.48	1,135,963.43	1,224,689.86	1,409,510.18
c) Total benefits (social security, charity, etc.)	379,481.63	410,152.95	461,065.13	498,850.08	462,332.27

COMPAGNIE GÉNÉRALE DES ÉTABLISSEMENTS MICHELIN
Headquarters office located at 12, cours Sablon - 63040 Clermont-Ferrand Cedex 9 - France
Telephone: +33 473 98 59 00 - Fax: +33 473 98 59 04

Partnership limited by shares with capital of € 287,304,636
855 200 887 RCS (corporate and trade register) Clermont-Ferrand - France

MICHELIN
A better way forward

PRESS RELEASE

Clermont-Ferrand, April 24, 2007

First Quarter 2007 Information

Michelin posts consolidated net sales up 5.5% to EUR 4.2 billion, (+9.5% at constant exchange rates)

Michelin first quarter 2007 net sales were supported by an approximate 5% year-on-year sales volume growth. All Group operations contributed to the growth, especially Truck and Specialty tires. Although growing, the Passenger car and Light truck operations were affected by Original Equipment sales, which were down in North America and Asia. The price-mix effect was maintained at a high level, above 4%. The currency impact was strongly negative at -3.6%. Overall, Group quarter-on-quarter net sales were up a satisfactory 5.5%.

Tire markets were dynamic in all regions except for North America which is still affected by a partial economic slowdown and a further round of fuel price increases. Europe's truck tire markets clearly posted very strong growth, reflecting strong economic activity, especially in Eastern Europe; the passenger car and light truck markets also trended up, in both original equipment and replacement segments. The markets in emerging countries, driven by China, continued to post high growth. In addition, the very sharp recovery of South America's truck tire market was driven by the strong recovery of the agricultural sector.

The Group confirms its assumption made earlier this year of a neutral impact of raw material costs on its 2007 P&L. This chiefly assumes that average 2007 natural rubber price trends will be approximately the same as the 2006 average cost. Should a strong hike be recorded in mid-year 2007, the Group would need to revise its assumptions.

Michelin is maintaining for full-year 2007 the outlook already communicated at the beginning of the year: its net sales and operating margin before non-recurring items should post a tangible increase compared to 2006, in line with its 2010 objectives.

(in EUR million)	First Quarter 2007	
Consolidated Net Sales	4,200 *(+ 5.5% / 1Q 2006)*	
Change at constant exchange rates	*+ 9.5%*	
Consolidated Net Sales	*Total change* *1Q 2007/1Q 2006*	
	IFRS (EURm)	Total %
Net sales:	+ 219	+ 5.5 %
of which volumes:	+ 194	+ 4.9 %
Price/mix:	+ 184	+ 4.4 %
Currency	- 159	- 3.6 %

MICHELIN
A better way forward

1 Overview of the Operating Environment

1.1 Tire Market Trends

Change of first quarter 2007 markets versus first quarter 2006 markets

	Europe*	North America	Asia	South America	Africa/Middle-East
Passenger car / light truck original equipment	**+ 1.0%**	**- 8.8%**	**+ 3.8%**	**+ 4.5%**	**+ 6.0%**
Passenger car/light truck replacement	**+ 1.7%**	**0%**	**+ 2.7%**	**+ 3.0%**	**+ 2.0%**
Truck original equipment	**+ 10.4%** [1]	**- 15.0%**	**+ 9.3%**	**+ 16.5%**	**+ 1.0%**
Truck replacement	**+ 9.7%**	**- 5.2%**	**+ 7.9%**	**+ 7.8%**	**+ 3.3%**

[1] Power units only
* Western + Eastern Europe

In Europe,

- **Passenger car and Light truck replacement** markets grew almost 2%, driven by Eastern Europe, up more than 10%. In Western Europe, trends varied from country to country: France, Spain, the United Kingdom and the Netherlands all recorded satisfactory demand levels of between 3% to 7%, while German, Swiss, Italian and Scandinavian markets were all down.

  Further segment mix enrichment was achieved as S & T tire segments slipped 3.4%, while strong growth was recorded in the high performance V & Z tire segments (+10.1%) and SUV (+11.1%) segments.

- **Truck tire replacement** markets were particularly firm (up 10% versus the first quarter 2006), with a significant contribution from Eastern Europe, which climbed 25%; while Western European markets grew 6%. Poland and Romania both drove growth in Eastern Europe as well as the fact that the generation of tires mounted on the large original equipment truck fleets sold in 2004 are reaching the end of their life cycle. Market growth also resulted from price increases introduced by the principal tire manufacturers in the spring, as those led many customers to make early tire purchases.

- **Passenger car and light truck original equipment** markets grew 1% due primarily to a slight increase in the sales volumes of most European OEMs.

- In **truck original equipment**, the power unit market jumped a significant 10%; a trend accounted for by a favorable base effect, by Germany's dynamic market and by brisk export business. Simultaneously, the trailer market continued on its fast growth trends (+16%).

In North America,

- **Passenger car and light truck replacement** markets remained stable versus first quarter 2006 levels, as a weak performance in January and March was offset by very strong month in February. The change in fuel prices (which began to rise again since March 2007) combined with the change in the real estate market (reflecting a less supportive economic environment) continued to weigh on tire markets. The Mexican market improved substantially (+8.4%), while Canada's slipped more than 4% after a "green" winter. The market in the United States was stable. Further segment mix enrichment was achieved, the high-performance (V & Z) tire segments were most buoyant (+ 7.3%), while low-end tire segments (S & T) lost further ground (- 7%).

- **Radial truck tire replacement (new tires)** markets edged back more than 5% throughout the region, although business varied sharply from country to country:
    - Canada was down -23%, hit by the appreciation of the Canadian dollar versus the U.S. dollar,
    - The United States was down -6%, mainly due to reduced road freight business in a less supportive economic environment,
    - Mexico was up sharply.

  The **retread** market was down 2.5%.

- The strong (- 8.8%) drop in the **passenger car and light truck original equipment** market was mainly due to the continued difficulties faced by America's Big Three at a time when Asian OEMs continued to post satisfactory performance.

- In **truck original equipment**, markets declined as expected (a substantial -15%), a trend that should further accelerate in the second quarter.

Other Regions

- **Asia's** radial **original equipment and replacement truck** tire markets posted significant (+9%) growth, mainly driven by Australia and China. Passenger car and light truck tire markets showed globally modest growth of around 3%, as further strong growth from demand in China was mitigated by disappointing performance in Japan, Thailand and Australia.

- In **South America**, the **passenger car and light truck replacement** market grew almost 3%, as a result of improved standards of living and further high import levels from Asia. While the **original equipment** market growth started at a somewhat more subdued pace than we had anticipated, it is nevertheless quite high (+ 4.5%).

  Truck tire markets, both in the **replacement** and **original equipment** segments, were stimulated by a strong rebound in soya bean culture in Brazil and Argentina, which boosted heavy road hauling traffic between production areas and the ports. South America's agri-food sectors were boosted by the strong increase in corn culture in the United States (at the expense of soya bean) as part of the country's drive to promote bio-fuels.

Key changes in the Specialty tire markets

- **Earthmover:** supported by globally strong world demand across regions and segments, the gradual increase in tire manufacturers' production capacities still fell short of fully satisfying OEM customer demand in the mining and cement industries in particular.

- **Agricultural:** year-on-year demand was stable in the first quarter 2007 both in replacement and original equipment throughout European and North American markets.

- **Two-Wheel:** most key motorcycle markets had a difficult start of the year, with Europe's replacement market alone down 5%.

- **Aircraft:** demand remained high across market segments, especially radial segments where demand still outstripped supply.

1.2 Raw Material Cost Trends

Changes in Group raw material purchases in the first quarter were globally in line with the assumptions made at the beginning of the year and communicated on February 15. The Company will remain cautious regarding possible natural rubber price trends until May when the wintering period comes to an end: indeed, current prices are above those recorded in the same period of 2006 and inventories are low. Moreover, the monomer (used to manufacture synthetic rubber) market is showing signs of tension due to some refined blend shortage: this translates into slightly higher price increases than Group forecasts.

2 Change in Michelin Sales

2.1 Overview of Group Net Sales

During the first quarter 2007, net sales rose 5.5% versus the same period of 2006.

The increase resulted from the following factors:

- **Very positive (+ 4.9 %) volume impact** mainly accounted for by Truck and Earthmover tire sales.
- **+ 4.4 % further very positive price-mix effect.** This is accounted for by the impact at the beginning of the year of price increases chiefly introduced during the second half of 2006, combined with further brand and segment mix enrichment.
- **- 3.6 % negative currency impact,** resulting mainly from the depreciation relative to the euro of the U.S. dollar (- 8.3%), the Canadian dollar (- 9.6%) and the Mexican peso (- 11.7%).

2.2 Breakdown of Net Sales by Reporting Segment

Net sales in EUR million	First Quarter 2007	First Quarter 2006	% Change
SR1 (Passenger car / Light truck and related distribution)	**2,251**	**2,175**	**+ 3.5%**
SR2 (Truck and related distribution)	**1,359**	**1,291**	**+ 5.3%**
SR3 (Specialty businesses[1])	**590**	**514**	**+ 14.8%**
Group Total	**4,200**	**3,980**	**+ 5.5%**

[1] Earthmover, Agricultural, Two-wheel and Aircraft tires; Maps and Guides; ViaMichelin and Michelin Lifestyle.

2.2.1 Change in SR1 (Passenger Car and Light Truck Tire and Related Distribution) Net Sales

In Europe,

The Group's **Replacement** volume sales outperformed the market, particularly in the V&Z, SUV and Light Truck segments. The Group performed remarkably in Eastern Europe. The Michelin brand was the main contributor to this positive result.

Further mix enrichment also underpinned satisfactory sales increases in value terms.

Michelin's **Original Equipment** sales were globally in line with market trends.

In North America,

Group **Replacement** sales were globally up substantially across the region. Sales growth was mainly driven by the Michelin brand, with the BFGoodrich brand posting more modest growth and Uniroyal and private and associate brands remaining globally stable. The unit selling price progressed further due to the price increases implemented during 2006.

In **Original Equipment**, Group sales were still negatively affected by the subdued level of business recorded by America's Big Three.

In Asia, **Replacement** sales volumes were up, driven by China, a market where the Group again posted double-digit growth, outpacing the market. As a result, the Group gained further market share especially for the Michelin brand. Group sales also grew very sharply in India, Korea and Taiwan. Conversely, business in Japan was affected by a mixed performance in the winter season. Overall, Michelin further strengthened its positions in that part of the world.

In **South America in Replacement**, Group sales clearly outpaced the market. We note the Group's fine commercial performance in Argentina.

In **Africa and the Middle East**, the Group posted sustained growth in many countries, and outperformed the markets.

2.2.2 Change in SR2 (Truck Tire and Related Distribution) Net Sales

In Europe,

Benefiting from very supportive markets, the Group's positions remained high in **Replacement**.
The latest price increases introduced by the Group stuck.

'Michelin Fleet Solution' operations did well and the renewal of existing contracts was complemented by awards from additional large fleets, as was the case in Central Europe for example.

The first quarter confirmed the successful launch of 'Michelin Durable Technologies' and new, highly promising products were launched.

Retread business was brisk over the quarter.

In **Original Equipment**, the Group further strengthened its positions with most of its OEM accounts. Contracts were renewed with some of the larger OEMs, thus maintaining, or at times even increasing, the Group's positions. In particular, Michelin has just concluded a major agreement with the world's number one trailer manufacturer. All of these successes were the outcome of an attractive 'Michelin Durable Technologies' offering, which not only delivers greater durability but also increases payload.

In North America,

While the **replacement** market continued to contract, Michelin further strengthened its positions. This was particularly the case in the United States, where sales rose in a market down approximately 6%. New contracts were signed with large fleets during the first quarter.

Indeed the ' Michelin Durable Technologies ' tire offering is meeting customer expectations and made a significant contribution to the positive level of Group operations across the region.

In January 2007, the Group was awarded a 10-year contract worth USD1.7 billion with the US Department of Defense, to equip all of its ground vehicle fleets worldwide (Army, Air Force, Navy and Marine corps).

In a declining market, the Group's **Retread** operations are pursuing their growth trends, posting further significant market share gains.

In **Original Equipment**, sales posted significant growth in a market that declined some 15%. This performance reflects the fact that OEMs appreciate Michelin's quality products.

In Asia,

The Group posted substantial sales growth in both **Original Equipment** and **Replacement**, particularly in China, Japan and Australia. Michelin thus further strengthened its positions across the region's major countries.

In South America,

The Group's **Replacement** sales lagged the market due to a shortage of some products. The good level of unit selling prices, however, made for satisfactory growth in value terms. Imports from Asia stabilized. In **Original Equipment**, the Group performed satisfactorily, posting very substantial sales volume increases.

2.2.3 SR3 (Speciality Tire) Net Sales Change

Earthmover: in what remained a very supportive environment, volume sales increased further remarkably, driven by new capacity coming on stream for very large tires. In value terms, sales also benefited from the price increases passed in 2006 to compensate for the very substantial raw material cost increases.

Agricultural: in what was a more supportive environment than in the same reporting period of last year, and thanks to new product launches and improved supply chain monitoring, volume and value sales both grew sharply. The Group won back market share, especially in Original Equipment.

Two-Wheel: Group net sales increased substantially, supported by launch of new motorcycle radial tire ranges (Michelin Pilot Road 2). This further enriched the product mix and significantly increased sales in value terms.

Aircraft: the increase in the Group's radial and bias production capacity increases and dynamic performance from Michelin sales teams supported strong sales growth, in both volume and value terms.

3. First Quarter 2007 Highlights

United States: the US Army Awards Michelin Major Contracts

At the end of January 2007, Michelin was awarded a ten-year contract worth USD 1.7 billion by the US Department of Defense (DoD), to equip its entire ground vehicle fleet worldwide (covering the Ground Forces, the Air Forces, the Navy and the Marines).

The order followed another major ten-year contract worth USD 700 million, previously awarded to Michelin for the US Armed Forces' aircraft tire supplies.

Michelin will also contribute its logistics expertise in order to streamline the supply of military tires to US troops at home and around the globe. Michelin is ready to step up as the one-source stop for all military tire needs.

The Waterville (Canada) factory rolled out its first MICHELIN X One tire

Just over one year after Michelin North America announced a 92 million Canadian dollar investment to install production for the wide single-mount tire, the Waterville facility produced its first Michelin X One in early March.

The Group is now poised to double its MICHELIN X One tire production capacity. The move will cater to strong demand for the wide single tires that replace dual mounts, delivering extra payload and fuel savings for long haul operators.

Japan/South Africa: Michelin Tires Ranked Highest in JD Power's Customer Satisfaction Survey

In Japan, Michelin's Passenger car and Light truck original equipment tires topped the consumer satisfaction survey conducted by J.D. Power Asia Pacific in three of the four vehicle segments. Michelin was ranked first in the compact car, passenger car and SUV segments. The users were asked to assess four performance factors: appearance, traction/handling, reliability/durability and ride/quietness of the original equipment tires fitted on their vehicles.

In South Africa as well, Michelin tires were ranked highest by new car owners according to the latest J.D. Power survey conducted in the country.

Michelin Latitude: a New Range of SUV Tires

Michelin unveiled its latest SUV tire family at the Geneva International Motorshow (March 8-18, 2007). The new range, called Latitude, delivers a complete offering covering all SUV uses:

- on the 4x4 summer tire segment, **Michelin Latitude Sport** (for highest-performance vehicles), **Michelin Latitude Tour HP** (for increased durability and ride/quietness, safety and environmental protection) and **Michelin Latitude Diamaris** (for high-performance vehicles)
- on the winter segment, **Michelin Latitude Alpin** (high-performance tire), **Michelin Latitude X-Ice North** (studded tire for Nordic extreme conditions) and Michelin Latitude X-Ice (the unstudded tire designed for driving on ice and snow for a more comfortable ride).

Launch of MICHELIN Pilot Road 2 for Road Motorcycles

Michelin launched its new tire for Roadsters and Sport-GT type motorcycles. The new Michelin Pilot Road 2 tire, like the Michelin Power Race and Pilot Power 2CT, applies dual-rubber technology directly derived from MotoGP racing. This combines softer rubber at the shoulders (for better grip and safety) and more wear-resistant rubber in the middle (for increased longevity).

Michelin Pilot Road 2 has been available since the first quarter of 2007 in Australia, Brazil, Japan and many European countries (excluding Germany). It will be launched in the United States and Germany in May 2007.

Michelin Radial Technology Tire Certified for Embraer EMB 190 Jet
Michelin's radial tire was certified for Embraer 190, Brazil's aircraft manufacturer's latest model and the first regional jet to be fitted with radial tires.
Radial technology not only delivers significant performance improvements in terms of number of landings per tread, it also reduces tire mass versus older-generation bias tires.

Michelin issued bonds convertible into new or existing shares.
In March 2007, Michelin Group issued EUR 700 million worth of OCEANE-type bonds convertible into new or existing shares with full allocation of the surplus demand option.
The unit value of the OCEANE bonds amounts to a 40% issue premium compared to the Michelin share reference price. The zero coupon bonds will be redeemed in 2017 at a price of EUR 139.57 (excluding early redemption or conversion) amounting to a 3.07% annual actuarial yield.
The transaction will be used to cater to the Group's general corporate purposes, diversify its sources of funding, lengthen the average maturity of its indebtedness and lower its finance costs.

4. Outlook for the full year

In the mature regions, strong demand is being confirmed in Europe as the truck original equipment market strengthens, while North America's truck tire markets are expected to remain particularly down throughout the year. When compared with the market outlook published by the Group at the beginning of the year, we note a clear recovery of Brazil's truck tire original equipment market driven by the recovery of the agri-food sector (especially soya bean culture). We also expect more subdued growth than forecast in Asia's passenger car and light truck tire markets owing in particular to the decline of Japanese markets.

Estimated change in 2007 tire markets versus 2006

	Europe*	North America	Asia	South America	Africa/ Middle-East
Passenger car / light truck original equipment	+ 0.9%	- 1.8%	+ 3.8%	+ 9.9%	+ 6.0%
Passenger car/light truck replacement	+ 3.0%	+ 0.8%	+ 4.4%	+ 4.1%	+ 3.3%
Truck original equipment	+ 6.0% [1]	- 28.0%	+ 8.9%	+ 14.1%	0%
Truck replacement	+ 4.0%	- 4.0%	+ 7.5%	+ 4.1%	+ 3.3%

[1] Power units only
* Western + Eastern Europe

The Group confirms the assumption made early this year of a neutral impact of raw material costs on its 2007 P&L. As indicated earlier, this assumption is mainly based on natural rubber price changes such that the average price for 2007 should be close to that recorded in 2006. A strong hike in mid-2007 owing to a supply/demand imbalance (low inventory and slow production ramp up after wintering due to lack of water) or to speculation would lead the Group to review its assumptions.

Michelin is maintaining for full-year 2007 the outlook already communicated at the beginning of the year: its net sales and operating margin before non-recurring items should post a tangible increase compared to 2006, in line with its 2010 objectives.

* * *

Agenda

The Group will publish its first-half 2007 net sales and earnings on Friday July 27, 2007 at 8:00 am (Paris time) before opening of the Paris Bourse.
The Group will publish its third quarter 2007 information on Monday October 29, 2007 at 5:40pm (Paris time) after closing of the Paris Bourse.

* * *

Contacts

Investor Relations	Press Relations
Christophe Mazel: +33 (0) 4 73 32 24 53 +33 (0) 1 45 66 16 15 Christophe.mazel@fr.michelin.com	Fabienne de Brébisson: + 33 (0) 1.45.66.10.72 + 33 (0) 6.08.86.18.15 fabienne.de-brebisson@fr.michelin.com
Jacques Philippe Hollaender +33 (0) 4 73 32 18 02 +33 (0) 6 87 74 29 27 Jacques-Philippe.hollaender@fr.michelin.com	**Individual Shareholders** Anne-Marie Vigier-Perret: + 33 (0) 4 73 98 59 08 Anne-marie.vigier-perret@fr.michelin.com

SEC File #82-3354

2006

The Shareholder's Guide



2007 EDITION

MICHELIN
A better way forward

A tribute to Edouard Michelin

He was close to the men and women in the Company with whom he shared both their enthusiasm and their dynamic approach to their work; he was close to Shareholders whom he took great pleasure in talking to, and he was close to all those with whom he worked. Edouard Michelin, was able to convey in a simple fashion, but with deep conviction, the passion and determination with which he did his job.

1


2005


GAULOISES
Sodexho
AGFA





5





7



contents


MICHELIN



Accelerate

To rise to the challenge
of a fast-changing environment,
Michelin intends to fast-track performance in 3 areas:

- **Growth**
- **Productivity**
- **Cost reductions**

Michelin has developed a world-wide growth strategy that is focused, durable and profitable. Driven by technology and innovation, this strategy is underpinned by strong brands, quality and services, the value of which is fully acknowledged by its customers.

Michel Rollier's **Message**



"We are poised to attain our ambitious goals."

Dear Sir, Madam,
Dear Shareholder,

In 2006, Michelin has experienced further massive raw materials, energy and logistics external cost inflation.
We were able to offset a significant portion of this unprecedented hike (more than EUR 800 million) through selling price increases and further product and service offering enrichment combined with good control of our marketing, administrative and research expenses.
Michelin thus remained one of the most profitable tire manufacturers, with an operating margin at 8.2%, which lost a mere 0.6 points versus 2005.
This is a feat for which all Michelin teams deserve to be congratulated.

North American tire replacement markets were adversely affected by high fuel prices. Against this background, the growth of our worldwide sales, up 5.1%, is a positive achievement although we had forecasted higher sales volume growth.
The economic performance of our Truck operations was hit by high natural rubber price inflation although we were able to strengthen our positions on all replacement markets worldwide. Turning to the Passenger car and Light truck operations, in spite of the Group's richer product offering, particularly for the Michelin brand, global sales volumes were stable.
Our Specialty operations, which have a high technological content and have posted strong improvements over the last three years, have become the Group's most profitable.
The year 2006 came as a confirmation of the pertinence of our strategy based on differentiation and partnership with our professional customers; Michelin innovated further by introducing the first Truck tires derived from the "Michelin

Durable Technologies" breakthrough. The Group again confirmed its focus on very low rolling resistance tires, a key factor in reducing vehicle fuel consumption and, therefore, CO_2 emissions.

This year, once again, the Group made substantial EUR 1.4 billion investments. This is consistent with our goal of improving the productivity of our industrial base in the more developed countries and of stepping up our expansion in the high-growth regions.

Last year also saw the launch of Michelin's Horizon 2006/2010 strategic plan developed with Mr. Edouard Michelin and shared by all our teams under the name *Horizon 2010*. The plan is geared to making Michelin a leader capable of generating profits over the long term. More than ever before, our teams are mobilized to achieve productivity gains. Our target is to bridge by 2010 the competitive gaps that exist in some segments that are important for our future. And the projects that are already under way make me confident that we are poised to attain our ambitious goals. The *Michelin Manufacturing Way* program which is aimed at boosting and harmonizing progress at our plants as well as projects to reduce our purchasing costs and streamline structural costs are rolled out. Their results are promising and in line with our expectations.
I would like to thank all of the Michelin teams for their ability to pursue ambitious goals while achieving a further significant reduction in the number and seriousness of accidents at work, and achieving progress in all the fields of Performance and Responsibility.

2007 should see a stabilization of raw material prices and we will further gear up our strategy; a tangible outcome will be our ability to generate increasing cash flow. Michelin's net sales and operating income should post a tangible increase compared to 2006.

I wish to ensure Michelin's management has all the solidity it needs to successfully address the challenges that lie ahead and conduct a lasting, wide-ranging action worldwide, close to the field.
With the approval of the Supervisory Board, I will recommend to the next Annual Shareholders Meeting the appointment of two new Managing Partners: Didier Miraton and Jean-Dominique Senard – as part of governance rules which both introduce more flexible conditions of access to the Group's top executive positions and which ensure the long-term tenure of its Management Partnership.

Fully confident in the Group's future prospects, I will also submit for approval an EUR 1.45 dividend pay out per share, up 7.4% on last year's, at the Annual Shareholders Meeting.

I hope that this Guide will help you to feel even closer to your Company's activities.

Thank you for your loyal support.

Michel Rollier

Contributing to increased mobility

Michelin is at the forefront of all tire markets* and mobility-related service markets. As a partner of the automotive industry and by listening carefully to its customers, Michelin Group has made a significant contribution to improved mobility by offering its customers products that are both innovative and of superlative quality.

** 17.7% of the world's tire market in terms of business, according to Tire Business, August 28, 2006.*

- Some **116,000** employees* worldwide
- **4,000** research engineers in Europe, the United States and Asia
- Commercially available in **170** countries
- **69** industrial sites in **19** countries
- Rubber plantations in Brazil and in Nigeria.

** Full-time equivalents.*

A STRONG BRAND PORTFOLIO

Michelin covers all market segments with
- Two world-class brands – Michelin and BFGoodrich;
- Strong regional brands – Uniroyal in North America, Kleber in Europe, Warrior in China;
- Leading national brands;
- And well-positioned private brands.

Customers at the core of the organization

- **8 Product Lines** deploying their own specific marketing, development, production and sales resources;
- **2 Integrated Tire distribution networks:** Euromaster and TCI;
- **2 Business Subsidiaries:** ViaMichelin and Michelin Lifestyle;
- **6 Geographic Zones:** Europe, North America, South America, Asia and Pacific, China*, Africa and the Middle East;
- **10 Group Services** that support the other entities;
- **A Technology Center** with facilities in Europe, the United States and Asia;
- **An Industrial Performance Department;**
- **A Marketing and Sales Performance Department.**

* *In 2007.*

Highly reliable products and services

TIRES for cars, trucks, tractors, handling equipment, industrial and construction earthmovers, cycles, aircraft, subway trains and trams.

DISTRIBUTION AND SERVICES
Euromaster in Europe and TCI in the United States.

MOBILITY ENABLING SERVICES
Michelin OnWay, Michelin Euro Assist.

FLEET MANAGEMENT AND CONSULTANCY
Michelin Fleet Solutions, Michelin Business Solutions and Tire Advisor.

SUSPENSION AND PRESSURE MONITORING SYSTEMS
in partnership with the best specialists.

MICHELIN MAPS AND GUIDES,
ViaMichelin **SERVICES AND DIGITAL** mobility enabling products.

MICHELIN LIFESTYLE PRODUCTS,
in partnership with licensees: automotive and cycle accessories, equipment for work, sport and leisure, and collectibles.

Consolidated Key Figures

* *Financial years 2002 and 2003 are compliant with French accounting standards, whilst 2004, 2005 and 2006 are IFRS compliant.*

NET SALES + 5.1%
In EUR million

2002*	15,645
2003*	15,370
2004	15,048
2005	15,590
2006	16,384



OPERATING INCOME (1) - 2.2%
In EUR million
OPERATING MARGIN (1) - 0.6 pts
In %

2002*	1,225	7.8%
2003*	1,143	7.4%
2004	1,303	8.7%
2005	1,368	8.8%
2006	1,338	8.2%

(1) Before non-recurring items.

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS - 35.7%
In EUR million

2002*	581
2003*	318
2004	645
2005	889
2006	572

GROSS PURCHASES OF TANGIBLE AND INTANGIBLE ASSETS + 5.8%
In EUR million

2002*	967
2003*	1,118
2004	1,107
2005	1,336
2006	1,414



2006 NET SALES BY REGION

In EUR million, change in %

8,017	+ 4.6%	Europe
5,738	+ 3.6%	North America including Mexico
2,629	+ 10.1%	South America, Asia Pacific, Africa and the Middle-East



2006 NET SALES BY BUSINESS SEGMENT

In EUR million, change in %

8,991	+ 4.3%	Passenger Car and Light Truck & Related Distribution
5,418	+ 6.8%	Truck & Related Distribution
1,975	+ 4.1%	Specialty Businesses



2006 OPERATING INCOME (1) BY BUSINESS SEGMENT

In EUR million, change in %

736	- 5.9 %	Passenger Car and Light Truck & Related Distribution
357	- 20.8%	Truck & Related Distribution
245	+ 81.5%	Specialty Businesses

2006 OPERATING MARGIN (1) BY BUSINESS SEGMENT

In % of sales, change in pts

8.2%	- 0.9 pts	Passenger Car and Light Truck & Related Distribution
6.6%	- 2.3 pts	Truck & Related Distribution
12.4%	+ 5.3 pts	Specialty Businesses

(1) Before non-recurring items.

Michelin's Corporate Governance

Compagnie Générale des Etablissements Michelin, the Group's parent company, was incorporated 140 years ago as a partnership limited by shares, which ensures clear-cut separation between Group management and controlling bodies, as well as a stable management team answerable to Shareholders and sharing responsibility with them.
After the death of Mr. Edouard Michelin on May 26, 2006 Michelin's management team and its Supervisory Board examined various possibilities of future Group gouvernance, focusing on how best to ensure the continuity of Managing Partnership.
Consequently at the Annual Shareholders Meeting on May 11, 2007, Shareholders will be asked to approve modifications of the Company's articles for the appointment of two non General Managing Partners.

The partners in a partnership limited by shares

A partnership limited by shares is comprised of Limited Partners (the Shareholders) and the General Partners.
• The Shareholders are liable for the Company's debt only to the extent of their capital contributions. They exercise their authority at the Annual Shareholders Meetings at which they appoint the members of the Supervisory Board, the Statutory Auditors and, with the approval of the General Partners, they appoint the Managing Partner(s). They approve the accounts and give their decision as to the allocation of net income. They also approve any amendments to the Company's Articles of Incorporation.
• The General Partners are jointly and severally liable for the full amount of Michelin's debt, should the Company fail. Their resignation as General Partners to free themselves from the corresponding liabilities is subject to a decision taken by the Shareholders at an Extraordinary Shareholders Meeting.

The Managing Partners' stable management committed to the Shareholders

Michelin is run by one or more Managing Partners, who must be General Partners and natural persons. The Managing Partners do not receive any salary or compensation in kind, but they are collectively entitled, as General Partners, to a statutory share of Company profits.
This type of remuneration and the Managing Partners' joint and several liability provide the strongest form of assurance possible to Shareholders that Michelin is managed in their best interests in the medium and long term.
Michelin is led by Mr. Michel Rollier.
He is assisted by the Group's Executive Council (CEG) which comprises ten members drawn from among the heads of the Group Services, the Product Lines, the Technology Center and the Geographic Zones.



❶ ❻ ❺ ❾

The Managing Partner

❶ **Michel Rollier**
- Born in 1944.
- He graduated from Paris IEP (Institute of Political Sciences), and earned a Master's degree from the Paris Law faculty.
- He joined Michelin Group in 1996.
- He headed Michelin's Legal and Financial Affairs Departments, became Group CFO and was appointed Managing Partner in 2005.

The Group Executive Council

❷ **Michel Caron**
Quality and Organization
Maps and Guides, ViaMichelin,
Supply chain, IT Systems

❸ **Thierry Coudurier**
Passenger Car and Light Truck
China
Competition

❹ **Hervé Coyco**
Asia Pacific

❺ **Eric de Cromières**
Europe
Euromaster
Marketing and Sales Performance Department

❻ **Jim Micali**
North America
TCI

❼ **Didier Miraton**
Technology Center
Industrial Performance Department

❽ **Jean Moreau**
Personnel
Environment and Prevention

❾ **Pete Selleck**
Truck
Africa/Middle-East

❿ **Jean-Dominique Senard**
Financial Affairs Department
Legal Affairs Department

⓫ **Bernard Vasdeboncoeur**
Specialty Product Lines
Agricultural, Aircraft, 2-Wheel,
Earthmover, Components,
South America,
Purchasing

Secretary of the Group Executive Council **Patrick Oliva**
Michelin Performance
and Responsibility Approach
Michelin Lifestyle



❷ ❹ ❿ ❸ ⓫ ❼ ❽

The Supervisory Board An independent controlling body

The Supervisory Board monitors the management of the Company on an ongoing basis on behalf of the Shareholders. The seven members of the Supervisory Board are elected by the Shareholders for five years. The Code of conduct provides that the Supervisory Board should be made up of a majority of independent members (i.e. members having no ties whatsoever with the Company, the Group or its management, which could alter their free judgment).
In 2006, out of the seven members of Michelin's Supervisory Board, who combine world-class managerial skills in both industry and finance, six were independent.

The Supervisory Board gives an account of its mission in a report presented at the Annual Shareholders Meeting. The members give their opinion on the Managing Partners' proposals and in particular on the allocation of Company earnings.
The Chairman of the Supervisory Board presents a complementary report describing both the conditions in which the preparatory work was performed and the procedures for internal auditing.

The Supervisory Board met 6 times in 2006 with a 95% attendance rate.

The Supervisory Board and its Committees

The Supervisory Board has set up two specialist Committees to help it carry out its mission.

• **The Audit Committee** which is in charge of assisting it in its control mission, including the review of the corporate and the consolidated accounts, risk management and internal control procedures.
It comprises four members of the Supervisory Board, three of whom are independent.

• **The Compensation Committee** oversees Group management team compensation policy and in particular variable pay and the stock option plans.
It is made up of all seven Supervisory Board members.



❶ ❺ ❷

Members of the Supervisory Board

❶ **Eric Bourdais de Charbonnière**
Born in 1939
Non-independent Member
Chairman of the Supervisory Board
Member of the Audit Committee

❷ **Pat Cox**
Born in 1952
Independent Member

❸ **François Grappotte**
Born in 1936
Independent Member
Chairman of the Audit Committee

❹ **Pierre Michelin**
Born in 1949
Independent Member
Member of the Audit Committee

❺ **Laurence Parisot**
Born in 1959
Independent Member

❻ **Benoît Potier**
Born in 1957
Independent Member

❼ **Edouard de Royère**
Born in 1932
Independent Member
Member of the Audit Committee

The Statutory Auditors

The Statutory Auditors are appointed by the Annual Shareholders Meeting for a term of six years.
The Statutory Auditors test the fairness of Group financial statements and carry out other mandatory inspection missions

Statutory

PricewaterhouseCoopers Audit
Represented by **Dominique Paul,** Partner, until the Joint Shareholders Meeting of May 12, 2006 and by **Christian Marcellin,** Partner, since that date.

Corevise
Represented by **Stéphane Marie,** Partner.

Substitutes

Pierre Coll, Partner of PricewaterhouseCoopers Audit.
Jacques Zaks, Partner of Corevise.



❻ ❹ ❼ ❸

Strategy & commitments

A big market with sound prospects

The world tire market is estimated to be worth 100 billion dollars[1], three quarters of which come from the replacement market. The world's automobile fleet should increase by more than 500 million cars by 2030 and reach the figure of 1.3 billion light vehicles; the average distance covered by a car should increase by 65% compared to 2005 and road freight should be up by 85%[2].

With emerging countries experiencing vigorous growth, the volume increase in tire demand should be fairly evenly distributed between the developed and developing countries.
Moreover, growing environmental concerns across the globe and the trend in favor of top-of-the-range vehicles generate value-added opportunities for tire makers. These include road user expectations for more safety and comfort and hauling firms' expectations for increased returns and reliability.

Sustainable mobility gives us opportunities to grow and highlight the difference we make

Economic growth and its resultant mobility are more challenging than ever. By promoting sustainable mobility, and because of its innovative capacity, Michelin is consistently able to offer products created using new technologies which answer the demands in areas such as safety, service life, fuel savings and a decrease in carbon dioxide emissions.

(1) Source: Tire Business, August 2006.
(2) Source: International Energy Agency, Michelin estimates.



FOCUS

Michelin's objectives for 2010

- Annual volume growth upwards of 3.5%, stronger on the higher-added value segments;
- Operating margin above 10%;
- Inventory capped at 16% of net sales;
- Return on capital employed (ROCE) of at least 10%;
- Significantly positive and recurring free cash flow.

Use innovation to make an even greater difference

Rely on technological excellence to deliver customer value and ensure fitting acknowledgement and rewards. With 4,000 persons working in research and development in North America, Europe and Asia, and a budget of 591 million euros, innovation has been at the very heart of Michelin's development, ever since the Company was founded.
The Group's innovation-driven differentiation strategy will be intensified.

Michelin Group has a strong and promising project portfolio. Several projects recently launched on the highly demanding truck tire market bear witness to this. These include the Michelin XDN2 Grip winter tire for long haul trucks, that benefits from the "Michelin Durable Technologies" cluster of innovations. Its service life has been increased by 25% and its grip is 30% better than the tires belonging to the previous generation.

Dominate the most buoyant segments where added value is optimum

Some tires are indeed worth far more than others. Certain tires are more difficult to manufacture; they are more expensive and they generate a greater profit margin. Sales in this market segment are growing much faster than lower-range products, especially in developed markets.

Examples of what enhances Michelin Group's offerings are: technical innovations, added-value services, such as guaranteed assistance in the event of a puncture, maintainance services on worksites, global tire management and mileage-based sales.

Tire customers are constantly seeking for more high performance products that are increasingly better suited to their demands. This explains why the car tire market share in Winter, High Performance, Recreational and Sports will increase by 5 points in the next 5 years to reach 44% of the world market.

Continued expansion in emerging countries

Car sales in China have attained 6.6 million; in Russia the figure is 2 million, and in Brazil and in India 1.8 and 1.4 respectively. In these countries and in many others, the annual sales volume growth should be more than 7% over the next five years.

Michelin has accelerated its development on emerging markets, increased its production capacity, developed its distribution network with its partners, built retread workshops, and lauched assistance services.
The objective is twofold:
- Increase the sales share in these countries in line with the world market share and its trend;
- Rebalance production bases so that tires are manufactured where the demand is.

If all vehicles in Europe were equipped with Michelin Green tires, we would save 6 billion liters of fuel every year.



Over the 2005-2010 period, industrial capacity investments in emerging countries will be to the tune of EUR 3 billion or EUR 500 million per year, evenly shared among Central Europe, South America and Asia.
By 2010, new plants and extensions scheduled in Brazil, China, Poland and Thailand will increase Group annual capacity by around 12 million Passenger car and Light truck tires, 2.9 million Truck and Bus tires and 40,000 tonnes of Earthmover tires.

Achieve Substantial Productivity Gains

The price of raw materials has rocketed and translated into an additional burden of 1.9 billion euros in the space of four years. For the most part, we have succeeded in compensating for this supplementary cost through regular price increases. Nonetheless, the price range of the tires we manufacture must remain at an accessible and competitive level especially because of Asian competition which is becoming fiercer every day.

In order to improve its competitive position, Michelin is building capacity in emerging countries and optimizing its industrial base in Western Europe and North America.
Its aim is to double annual productivity gains so that its manufactured products from Western countries should be equally competitive by 2010 as imports from Asia (which bear large logistical costs).

The leverage available in this major strategic program is:

- the implementation in all plants of the best practices from our best plants by deploying the *Michelin Manufacturing Way* (MMW);
- the optimization of manufacturing with bigger and more specialized plants by using more flexible and more efficient procedures;
- natural attrition (retirement and turnover) concerning some 20,000 employees in Western Europe and North America over the 2006-2010 period will give rise to partial replacements.

Reduce purchase costs and overheads

Purchases represent more than 50% of sales. Michelin's objective is to reduce its procurement costs by several hundred million euros by 2010, by the setting up of two programs of major importance, though these are not the only ones:

- the purpose of the "Value to cost" program is to define the required performance of a product to optimise its manufacturing cost;
- the *"Triangle"* program analyzes all the facets of a problem or subject with one sole purpose: reduce its overall cost.

Parallel to this, we are in need of adaptation within our organization. Simplicity, increased rapidity and greater efficiency are needed: our "Tonus" program has enabled us to achieve savings amounting to 230 million euros between 2004 and 2006. By 2010,

20%

is the expected productivity gain from implementation in all Group plants of *Michelin Manufacturing Way* program (industrial excellence approach).



this program will have ranked us among the best companies in terms of operations and overheads.

Michelin's Performance and Responsibility approach

Michelin's Performance and Responsibility approach is fully integrated into the current action plans and projects. It is aimed at Company performance in the fulfilment of its responsibilities towards the general public by ensuring that its core values are fully implemented. This approach translates into facts the Group's orientations in sustainable development.

9 areas of action were selected based on an internal review:

- Michelin's contribution to sustainable mobility;
- responsible performance of products and services;
- environmental impact of tire use;
- recycling of end-of-life tires;
- environmental management of Group sites;
- Company risk management;
- quality of life at the workplace;
- diversity;
- community relations.

Every two years Michelin draws up a report on this approach, with updates in the years between.

Michelin's new Performance and Responsibility Report for 2005-2006 can be downloaded from our Internet site www.michelin.com/corporate as of May 2007 or it may be requested from the Shareholder Relations Department.



Thanks to our *"Triangle"* program, our new Earthmover Tire manufacturing plant in Brazil will cost us 8 million euros less than planned.


CHALLENGE BIBENDUM

2006 Highlights

The optimization of production in Europe

• In France, Michelin is poised to specialize its Cholet and Bourges sites, the former in Light Truck tire production and the latter in Radial Aircraft tire production.
EUR 40 million will be invested to increase their respective capacity and productivity.

• The Group has earmarked an investment of EUR 400 million over 4 years in France, Spain and Germany to produce more than 4 million Truck tires using Michelin Durable Technologies and has planned to invest a further EUR 100 million in Poland's Olsztyn site, where an investment program of EUR 250 million is already under way.

• To optimize logistical flows, Michelin will locate a major logistics center near Valenciennes (France) to serve all of continental Europe.

China

• Michelin brand Passenger Car and Truck tires has recorded a ramp up of 41%. The ramp up will continue in 2007.

Africa: Optimization of Nigerian assets

• Michelin has contributed its Nigerian plantations to SIPH (Société Internationale des Plantations d'Hévéas) in exchange for an approximately 20% ownership of SIPH. Michelin already provided technical assistance services to SIPH's rubber plantations in Ghana and the Ivory Coast, which will continue.

• On January 18, 2007, Michelin announced its decision to end tire production at its Nigeria-based Port-Harcourt factory.
Sales operations and those in connection with the Nigerian plantations will be retained.

Mobility and the Environment

• At the Geneva and Paris Auto Shows Michelin focused its communication on the importance of tires and correct air pressure, not only as key factors in improving road safety but also in lowering fuel consumption.



Fernando Alonso and Michelin **Formula 1 World Champions.**



Michel Rollier, at a meeting with Shareholders in Paris on October 18, 2006.

The Michelin Man Returns to Center Stage

• The beginning of 2006 saw the return of the Michelin Man to the center of Michelin's communication campaigns worldwide. The Group's spokesman, he explains the individual and collective benefits of Michelin tires and services and their contribution to safer mobility, that is more cost-efficient and respectful of the environment.

Racing – World Championship titles in all disciplines

• Michelin garnered World Champion titles in all the major series it embraced: Formula 1 with Renault F1 Team and Fernando Alonso, MotoGP with Repsol Honda Team and Nicky Hayden, the Le Mans 24 Hours with Audi, All-terrain bicycling, to name but a few.

• Michelin's other flagship brand, BFGoodrich, for its part, won the WRC-Rally world championship, the Paris-Dakar race and the FIA Cross-Country World Cup.

Customer Satisfaction: Further Awards

• In 2006, J.D.Power and Associates gave Michelin Original Equipment tires top marks in 3 categories for technology, quality and performance in the United States. This brings to 75 the total number of Michelin's "J.D. Power Awards" worldwide.

Michelin's Website Rewarded by Boursoscan

• In 2006, Michelin's website came in second in the "Financial Communication" category.

Michelin's Shareholder Services Department Rewarded

• Michelin was awarded 3rd prize by the *Journal des Finances*, based on the results of its annual survey of the Shareholder Services in CAC 40 index companies.



Shareholders Meeting on May 12, 2006:
Retirement of René Zingraff

The retirement of René Zingraff was emotionally charged after a forty-year career with Michelin, during twenty of which he was a Joint Managing Partner.



Activities and financial results for 2006



Operating margin* at 8.2%.
Despite the soaring costs of raw materials, fuel and transportation for the fourth year in a row, Michelin was able to maintain a high level of operational profitability because of the effectiveness of its price policy and the effort it put into productivity.

** Before non-recurring items.*





Michelin Alpin A3: Highly Recommended

The new Michelin Alpin A3 tire benefits include: 3 meters shorter braking distance on wet pavement, exceptional mobility on snow, longer tread wear and improved safety throughout the tire's life. This earned it the "Highly recommended" rating, ADAC's* top ranking.

In Europe, the Winter tire segment is very robust: with almost 65 million units sold, it represents 29% of the overall Passenger Car and Light Truck market, and it is expected to post 8% annual growth by 2010.

** Europe's largest automobile club.*

55%
OF NET SALES AND OF THE OPERATING INCOME*

74%
OF TIRES SOLD ARE REPLACEMENT TIRES

Passenger Car and Light Truck & Related Distribution

- In a climate of stiff competition, the Group is optimizing its industrial and logistical base in developed markets, building capacity in emerging countries and pursuing a thorough productivity gain to ensure a lasting competitive edge.
- A strategic partner for OEMs, due to a strong capacity for innovation and global footprint, Michelin secures driver loyalty through its original equipment fitments, since they very often replace their tires with their original equipment brand.
- The Group is present in all replacement segments and keeps enriching its consumer and retailer service offerings.
- In all of its markets, Michelin is very active on the high-tech, high-growth segments which have a higher added value.


NET SALES + 4.3%
In EUR million
2005
8,621
2006
8,991
OPERATING INCOME* - 5.9%
In EUR million
OPERATING MARGIN* - 0.9 pts
As a %
2005
782 | 9.1%
2006
736 | 8.2%
* Before non-recurring items.

37
FACILITIES IN 18 COUNTRIES

Technological Leader
MICHELIN, THE DRIVER'S FAVORITE BRAND

Resilient Results

Group sales were up 4.3% in value. Europe's replacement markets were in line with their long-term trends. They declined sharply in North America. Original equipment markets were down in both regions. Elsewhere, most markets were up worldwide with very strong growth in China where Michelin strengthened its positions.

The rise in raw materials was partially offset by selling price increases in replacement tires, but not in original Equipment. The reductions in production volumes carried out to control inventories, especially in the United States also had an incidence on costs.

Dynamic growth of the "premium" brands and of High-Performance and Winter tires combined with strict control of overheads helped reduce the decline of the operating margin* to 0.9 points at 8.2%.

* *Before non-recurring items.*

Premium brands gained further market share in Europe

Replacement sales rose 2.4% to the benefit of the High Performance and Winter segments which rose sharply.
The Michelin, Kleber and BFGoodrich brands strengthened their market shares at the expense of private and associate brands that lost further ground.
In the original equipment market, Michelin's sales dropped back on a market which was down by 0.5%.

Volumes down but mix richer in North America

Replacement sales volumes were substantially down. Michelin, BFGoodrich and Uniroyal brands all strengthened their positions with remarkable results on the High-Performance segment.
Private brands, on the other hand, lost further ground in what was a very depressed mass market. The successive industrial reorganization measures taken in North America are to be viewed in this light.
In original equipment, the market was down 2.5% and Group sales declined.

BFGoodrich:
Michelin Group's Other Global Brand

In 2006, BFGoodrich became the Group's flagship brand for Rally world championship. The aim of the move is to raise its profile and make it a major global brand. BFGoodrich already enjoys one of the industry's most impressive records on the motorsports scene, and more particularly in off-road disciplines.

+60%

The Light truck tire **annual production capacity of Cholet's** (France) facility will be increased to 4 million tires, two thirds of which will be for export markets.

Other regions: China booming

Replacement volume sales increased significantly in China, India and most of the ASEAN countries.
In Original equipment, Michelin's sales posted strong growth, particularly in China, where the Group, especially the Michelin brand, gained new market shares in both replacement and OE.

In South America, Michelin was able to maintain its market share in most Spanish-speaking countries. But in Brazil, Michelin's sales lagged behind the market slightly in a context of stiff competition from Asian imports.

In Africa and the Middle-East, Michelin's sales in value were up thanks to a better balance between original equipment and replacement markets and to good progress in the higher value-added segments.

FOCUS

Streamlined Production Planning

Reducing inventory while improving order fill rate is of course a challenge which requires very accurate production management. SMPP, Michelin's Production Planning System was designed to do just this. The powerful computation device is due to be integrated into Michelin's planning software. Thanks to its computation speed and modeling functionalities, planning operations now benefit from far more accurate short and mid-term visibility.
The tool, in particular, has already enabled Europe's Passenger Car and Light Truck operations to optimize production planning. The Cholet and Montceau plants led the way in the SMPP introduction phase, with convincing results.
By the end of 2008, most of Europe's Passenger Car and Light Truck plants will use this tool.



SAFETY ENHANCED
with Michelin Latitude Tour HP

This new all-weather tire for SUVs and 4wds improves grip on dry and wet road surfaces.





The Long Haul Industry's Partner for Better Performance

Michelin Durable Technologies delivers breakthrough innovations flowing from two lines of patented technologies: tread patterns capable of self-regeneration as they wear and new architectures derived from Infinicoil technology that strengthen tire casings. Grip, longevity, lasting performance – in addition to delivering a competitive edge for long haul customers, the benefits of these major innovations include enhanced driver safety.

33%
OF NET SALES

27%
OF OPERATING INCOME*

Truck
& Related Distribution

- Michelin is accelerating the introduction of breakthrough innovations, reinforcing its sweeping technological leadership in Original Equipment, Replacement and Retreaded tires.
- The Group offers tire and service solutions designed to increase its customers' competitive edge in the long haul industry by optimizing vehicle uptime and minimizing operating expenditures.
- Michelin fosters close ties with OEMs and retailers.
- Michelin is increasing the size and productivity of its plants, adjusting equipment to meet the strong demand for its new generation tires, improving its supply chain and expanding its capacities in emerging markets.


NET SALES + 6.8%
In EUR million
2005
5,072
2006
5,418
OPERATING INCOME* - 20.8%
In EUR million
OPERATING MARGIN* - 2.3 pts
As a %
2005
451 I 8.9%
2006
357 I 6.6%
* Before non-recurring items.

67%
OF TIRES SOLD AS REPLACEMENTS ON THE RADIAL MARKET

28
FACILITIES IN 16 COUNTRIES

The World's No.1
LEADER IN HIGH-TECH TIRE DESIGN

High Natural rubber Price Inflation Weighed on Results

Throughout the world, except in South America, original equipment truck tire markets were very dynamic. The Truck Replacement markets, on the other hand, behaved differently from region to region: sharply down in North America, they experienced a recovery in Europe and posted double-digit growth in South America and Asia.

Group sales were up 6.8% in value. The operating income* amounted to EUR 357 million with an operating margin* down 2.3 points to 6.6%. The price increases passed during the year were not sufficient to offset unprecedented natural rubber cost inflation. As the natural rubber content of truck tires is far greater than that of Passenger Car and Light Truck, this Reporting Segment is more sensitive to the impact of high natural rubber price increases.

** Before non-recurring items.*

Europe returned to growth

Original equipment markets were up 8.8% and Michelin's sales grew somewhat more moderately to the level required so that its profit margins could be preserved.
In Replacement, the Group won additional market share on both new and retreaded tire markets. Price increases passed at the beginning of the year stuck and Michelin's price premium for quality was preserved.

North America: Market Share Gains

For the third year running, Michelin gained market shares in the United States, Canada and Mexico in the replacement market.
The price increases passed at the beginning of the year stuck and led to a significant increase in the average selling price.
Dynamic sales have confirmed the high potential of Michelin durable Technologies products.
Retreading operations progressed well and gained further market shares with new workshops being opened in 2006.

ASSISTANCE
within 2 Hours in 20 European Countries

On-site of a breakdown within 2 hours of a call, offering a refund of the full 70 euro charge if late by a single minute – such is the new commitment of Michelin Euro Assist (20,000 truck breakdown calls per year).



Other Regions: Michelin benefited from the widespread success of radial tires

In Asia, the Group continued to grow dynamically and won market share in both the original equipment and replacement markets, especially in China and India.

In South America, Michelin strengthened its positions in the Spanish-speaking countries, but in Brazil, it suffered from the significant increase in Asian imports.
The Group continued to develop its retreading operations network.

In Africa and the Middle-East, where Asian imports are also gaining ground, Michelin benefited from the gradual switch to radial tires, especially in Turkey, Saudi Arabia and the Gulf countries.

In order to help offset the very negative impact of raw material price hikes, the Group intends to increase its sales prices in the course of the 1st semester of 2007 by 3 to 5% in Europe and by 8% in Japan for winter tires.

EUR 400 M

to be **invested** by 2011 at Tours (France), Aranda (Spain) and Homburg (Germany) to produce 4 million tires that utilize innovations from Michelin Durable Technologies.

+100%

In the first 5 months since market launch, Michelin XDN 2 GRIP, the very first application of Michelin Durable Technologies, sold twice as many units as the previous-generation tire in a full year.

FOCUS

Michelin Fleet Solutions: 240,000 vehicles under contract

Mobility, Simplicity, Economy – large fleet operators increasingly focus on their core business and sub-contract other operations such as vehicle and tire maintenance.
To cater to this need, Michelin, which is ideally placed to optimize its product quality and customer return on investment, offers cradle-to-grave tire resource management.
In this market, which is growing twice as fast as the truck tire market, Michelin is the European leader as well as the vanguard in the rest of the world.
In Europe, Michelin Fleet Solutions, which has conquered 45% of the market, boosted customer productivity through optimized preventive maintenance combined with high financial visibility based on cost-per-mile invoicing.





Mines and Quarries: New Capacity

A partner of major open-mine and quarry operators, Michelin is making a direct contribution to their performance by manufacturing the highest quality tires in terms of traction power, wear, cut resistance and longevity.

In a bid to satisfy booming markets, Michelin is increasing capacity by nearly 50% at its Lexington plant in the United States and will have an additional 40,000 tons thanks to its new Jacaranda plant in Brazil.

12% OF NET SALES

18% OF THE OPERATING INCOME*

17 FACILITIES IN 8 COUNTRIES

Specialty Businesses

- With a presence in all specialty tire markets, Michelin has strong partnerships with OEMs. It pursues a high-tech targeted strategy in every market and is now reaping the benefits of its efforts to boost the contribution of specialty businesses to Group results.
- Maps and guides and ViaMichelin digital mobility enabling services and equipment contribute to making the Michelin brand a household name. Michelin is also active in the brand extension products market in order to extend the reach of its brand.


NET SALES + 4.1%
In EUR million
2005
1,897
2006
1,975
OPERATING INCOME* + 81.5%
In EUR million
OPERATING MARGIN* + 5.3 pts
As a %
2005
135 | 7.1%
2006
245 | 12.4%
* Before non-recurring items.

World's No.1

IN RADIAL TIRES FOR EARTHMOVER AND AIRCRAFT TIRES

Europe's No.1

IN AGRICULTURAL TIRES

Michelin:

1ST MOTORCYCLE TIRE BRAND IN EUROPE

Further Impressive Progress of Results

This segment combines the specialty tires, maps and guides, ViaMichelin electronic information and personal navigation systems as well as the products from Michelin Lifestyle.
Specialty business sales increased 4.1%, and were up in practically all markets.
The segment's operating income* was up more than 80%. Its operating margin* gained 5.3 points, making it the Group's most profitable segment.
This performance was driven by very innovative service offerings which Michelin's customers value at the fairness of their price and added value. This good performance is clearly underpinned by highly supportive markets in the Earthmover and radial Aircraft segments where global production capacities are not sufficient to satisfy a very robust demand.

** Before non-recurring items.*

Earthmover: Growth and Returns on Investment

The earthmover markets experienced strong tensions and the demand still exceeding supply should continue into the next few years. The sharp increase in Michelin's net sales was caused in part by a marginal rise in production capacity, but above all by prices being revised upwards in order to offset raw material price hikes.
Michelin strengthened its commercial offering in long-term contracts combining products and services in order to continue to give its customers more value.

Agricultural: Mixed Results

The agricultural market underwent a global decline of 2%. In North America, the replacement market segments took a sharp downturn, plagued by poor weather conditions. In Europe the volume of sales increased sharply, where Michelin's partnership policy with distribution players was successful. Net sales increased in the region, driven by the good performance of the Michelin brand and by the share of tires designed for lead tractors. Agricultural tire original equipment retrieved market shares.

NO DAMPENING
effect for success

Engineered for 80 to 200 horsepower tractors, the new Michelin MultiBib reduces rutting and soil compaction, and ensures a 35% increase in service life.



Two-Wheel: Healthy Sales Volumes Growth

The markets for two-wheel tires posted remarkable growth overall in 2006. While bicycle tire sales remained stable, replacement sales volumes were up in the scooter and motorbike segments where the Group gained market shares. The recent selection of Michelin to supply replacement tires for Harley Davidson motorbikes in North America comes as a fresh recognition of the Group's product quality and performance in this segment. However, this favorable change in sales trends was somewhat eroded by unfavorable market mixes.

Aircraft: Good Performance

The positive trends in the Aircraft tire market accelerated with widespread market adoption of radial tire technology. Indeed all the new commercial aircraft are fitted with radial tires. Sales volumes were up. Michelin continued to develop products for segments that radial tire technology has yet to conquer such as General, Regional and Military aviation.

x2

The Bourges (France) facility will double production capacity to become the Group's benchmark as the radial Aircraft tire production center worldwide.

+10

market share points gained by Michelin in under 3 years on the most demanding high-tech Hypersport motorcycle tire segment.

Focus

Michelin accounts for more than 60% of the very promising aircraft radial tire market

With a 65-size offering, the Group occupies all aircraft tire market segments (commercial, military, general and regional).
All these markets are switching to radial, which is developing into the new standard for aircraft tires owing to its significant contribution to optimum aircraft operation: more landings per tread, less weight, improved safety.
As the clear leader thanks to the quality of its product and service offering, Michelin is the Original Equipment supplier for all Airbus aircraft as well as the vast majority of Boeing aircraft and is being awarded many new supply contracts. This translates into strong demand from airlines for Michelin's radial replacement tires.

Over 650 publications

1 million hotel and restaurant guides,
2 million tourist guides,
14 million maps, guides and atlases
sold in 90 countries.

Maps and Guides
Michelin's positions reinforced

In a market declining overall, the Maps and Guides held their own.
The Michelin Red Guide France 2006, sold very well. In addition, the refreshed Green Guide collection fared well as did the new *Voyager pratique* collection.
Two Green Guides in Chinese were published for the first time in 2006.
The new "tear resistant" maps are proving successful.
ViaMichelin, moreover, is a significant sales outlet for Michelin Maps and Guides. The aim is to propose the contents of these articles to other operators.

ViaMichelin
A highly competitive Environment

The public at large and professional customers provided sustained Internet activities. On-line publicity took a sharp upward trend, as did the hotel reservation service. Traffic information confirmed its success in the automotive industry and with the enthusiasts of personal navigation systems, in which fast-moving market ViaMichelin is in 3rd position in France focusing its product offering on the all-in-one GPS device segment with a full range of five products.

Up to 1,5 million

hits a day on ViaMichelin,
Europe's No.1
travel-enabling site.


San Francisco
2007

America prefers red...
After the Michelin Guide to New York City in 2006, the West Coast got its own Michelin guide: The Michelin Guide *San Francisco, Bay area and Wine Country*.



Michelin Lifestyle, High pace of growth

Posting reduced fixed costs and limited fixed assets, Michelin Lifestyle continued its dynamic and profitable growth in 2006. Among highlight product launches of year, was a new collection of snow chains in Europe.

In North America where 8 million Michelin windscreen wipers were sold in 2006, a new all-weather wiper has been launched. Several sports articles integrating Michelin technology are in the process of being developed.
Michelin Lifestyle was nominated twice in the LIMA* Awards, which is the association of licensed manufacturers: once for the Best global license program and once for the Best program of derivative product licensing.

**Licensing Industry Manufacturers' Association.*



Easy Grip
The first snow chain made of a composite material.

Already more than 75 licensees

More than 1,300 different products sold in 85 countries in more than 30,000 sales outlets.

Focus

Michelin No.1 in Brand awareness and quality

Michelin is up with the top world brands when it comes to brand awareness which is 90 to 100% in Europe, North America, Brazil, Japan and China. The main assets evoked are its leading technological edge and quality.
Among the initiatives employed to enhance this exceptional capital, Michelin has developed an international program for by-products, based on the partnership between Michelin and the companies with which the products are exclusively created.

Group Financial Results and structure

Net sales driven by the price-mix effect

Sales amounted to EUR 16,384 million up by 5.1% with:

- a price-mix effect still positive at + 4.7%;
- a slightly positive volume effect of 0.7%;
- a negative scope effect of - 0.2%;
- a neutral exchange rate impact.

An unprecedented rise in external costs

The cost of raw materials consumed rose by 26.2% in 2006.
Globally speaking, the rises in raw material costs, energy and transportation represented and additional burden of 824 million euros compared to 2005. These supplementary costs could not be fully offset by the price increases passed across product ranges worldwide.

OPERATING INCOME CHANGE BEFORE NON-RECURRING ITEMS
In EUR million

2005 Operating Income (1)	**1,368**
Price-mix	736
Productivity*	53
Volumes	51
Exchange rates	- 46
External costs**	- 824
2006 Operating Income	1,338

(1) Before non-recurring items.
** Productivity= productivity gain - start up and restructuring costs.*
*** External costs = Raw materials + energy + transportation.*

Operating margin down only marginally

The Group was in a position to extract profit from the flexibility of its industrial base in order to adjust its production capacity to market fluctuations throughout the year, without significant cost.
A tight rein over the Group's structural costs reduced their relative weight in net sales at 20.7% versus 21.7% in 2005 and 23.5% in 2004.
The same was true of personnel expenses, which represented 28.8% of net sales, down by 1.9 point versus 2005 and 3.3 points versus 2004.

Michelin's operating margin* therefore ended the year at 8.2%, down by only 0.9 point, with an operational income* of 1,338 million euros, down by 2.2%.

* *Before non-recurring items.*

Net result impacted by restructuration costs and the cessation of industrial activities

The net result amounted to EUR 573 million, down by 35.5% because of substantial non-recurring restructuration costs and the cessation of activities with the closure of the Kitchener plant in Canada and an end to manufacturing activities at the Port Harcourt plant in Nigeria.
The Group's share totalized EUR 572 million, down by 35.7%.

Free cash flow posted an improvement despite sustained investments

The negative free cash flow of EUR 124 million in 2005 improved by EUR 85 million, reporting at – EUR 39 million, thanks to working capital requirements improvement, whereas the Group continued its program of substantial investments.
Gross investments amounted to EUR 1,414 million, which was an increase of 5.8%.

Stable gearing ratio

Group Shareholders' equity increased by EUR 161 million during the financial year.
At the same time the net financial debt increased by EUR 95 million.
The resulting gearing remained stable at 89%.

Consolidated income statement

In EUR million	Year ended 31 December 2006	Year ended 31 December 2005
Sales	**16,384**	**15,590**
Cost of sales	(11,653)	(10,835)
Gross income	**4,731**	**4,755**
Sales and marketing expenses	(1,799)	(1,775)
Research and development expenses	(591)	(565)
General and administrative expenses	(965)	(999)
Other operating income and expenses	(38)	(48)
Operating income before non-recurring income and expenses	**1,338**	**1,368**
Non-recurring income	-	256
Non-recurring expenses	(220)	(50)
Operating income	**1,118**	**1,574**
Cost of net debt	(315)	(310)
Other financial income and expenses	135	30
Share of profit/(loss) from associates	4	6
Income before taxes	**942**	**1,300**
Income tax	(369)	(411)
Net income	**573**	**889**
• Attributable to Shareholders	572	889
• Attributable to non-controlling interests	1	-
Earnings per share attributable to Shareholders (en euros)		
• Basic	3.95	6.13
• Diluted	3.94	6.12

Consolidated cash flow statement

In EUR million	Year ended 31 December 2006	Year ended 31 December 2005
Net income	**573**	**889**
EBITDA adjustments		
• Cost of net debt	315	310
• Other financial income and expenses	(135)	(30)
• Income tax	369	411
• Amortization, depreciation and impairment of intangible assets and PP&E	871	803
• Non-recurring income and expenses	220	(206)
• Share of loss/(profit) from associates	(4)	(6)
EBITDA before non-recurring income and expenses	**2,209**	**2,171**
Non-cash other income and expenses	(75)	(22)
Change in provisions, including employee benefits	(229)	(147)
Net finance costs paid	(311)	(284)
Income tax paid	(182)	(261)
Change in value of working capital, net of impairments	(221)	(426)
Cash flows from operating activities	**1,191**	**1,031**
Purchases of intangible assets and PP&E	(1,379)	(1,292)
Proceeds from sale of intangible assets and PP&E	102	84
Acquisitions of consolidated shareholdings, net of cash acquired	(41)	(41)
Proceeds from sale of consolidated shareholdings, net of cash disposed	(3)	(3)
Purchases of available-for-sale investments	(60)	(17)
Proceeds from sale of available-for-sale investments	146	2
Change in value of other financial assets	5	112
Cash flows from investing activities	**(1,230)**	**(1,155)**
Proceeds from issuance of shares	11	-
Proceeds from increase of non-controlling interests in the share capital of subsidiaries	-	14
Dividends paid to Shareholders	(193)	(179)
Dividends paid to non-controlling interests of subsidiaries	(1)	(35)
Other allocations	(11)	(7)
Change in value of financial liabilities	311	(739)
Other	5	(8)
Cash flows from financing activities	**122**	**(954)**
Effect of the change of currency rates	**(14)**	**34**
Increase or (decrease) of cash and cash equivalents	**69**	**(1,044)**
Cash and cash equivalents as at 1 January	**611**	**1,655**
Cash and cash equivalents as at 31 December	**680**	**611**

Consolidated balance sheet

ASSETS

In EUR million	31 December 2006	31 December 2005
Goodwill	438	444
Other intangible assets	181	192
Property, plant and equipment (PP&E)	6,848	6,577
Non-current financial assets and other assets	449	435
Investments in associates and joint ventures	71	50
Deferred tax assets	1,005	1,227
Non-current assets	**8,992**	**8,925**
Inventories	3,342	3,225
Trade receivables	3,237	3,273
Current financial assets	79	229
Other current assets	544	618
Cash and cash equivalents	680	611
Current assets	**7,882**	**7,956**
TOTAL ASSETS	**16,874**	**16,881**

LIABILITIES AND EQUITY

In EUR million	31 December 2006	31 December 2005
Share capital	287	287
Share premiums	1,863	1,845
Reserves	2,527	2,379
Non-controlling interests	11	16
Total equity	**4,688**	**4,527**
Non-current financial liabilities	2,736	3,092
Employee benefits	2,730	3,049
Provisions and other non-current liabilities	818	801
Deferred tax liabilities	58	71
Non-current liabilities	**6,342**	**7,013**
Current financial liabilities	2,157	1,647
Trade payables	1,776	1,792
Other current liabilities	1,911	1,902
Current liabilities	**5,844**	**5,341**
TOTAL LIABILITIES AND EQUITY	**16,874**	**16,881**

Outlook 2007

In 2007, tire market growth should be positive worldwide, with the exception of North America's truck tire markets which should trend downward due to purchasing prior to implementation of new anti-pollution standards and from a somewhat more subdued economic environment. With approximately 3% expected growth, replacement markets in Europe should benefit from a more supportive economic context. The developed countries' passenger car and light truck original equipment markets should remain stable. Emerging countries in Asia, South America, Africa and the Middle-East should continue on their dynamic growth trends.

Following unprecedented inflationary trends in 2006, raw material prices are expected to stabilize at a high level in 2007, with a limited impact on the Group's income statement.

In this context, Michelin's net sales and operating income should post a tangible increase compared to 2006, in line with the Group's 2010 objectives.




MICHELIN
12 Mai 2006

being a Michelin **SHAREHOLDER**



After having extended double voting rights to all our Shareholders worldwide who have kept their shares for more than four consecutive years, we have set up a loyalty program in 2007 to acknowledge specifically the durable bond between the Company and its Shareholders.

Following measures initiated three years ago, this program reflects the commitment taken by your Managing Partners at the Annual Shareholders Meeting held on May 12, 2006.
Page 73 of this Guide describes the different offerings and how Shareholders should proceed to avail themselves of them.

Throughout 2006 we maintained the pace of our Shareholder Meetings held in Paris and in the provinces. We are greatly attached to these encounters which enable us to exchange views with you and consequently to match your expectations more closely. The first edition of this Shareholder's Guide was designed to supply you with simple and practical information.

Our initiatives to further enhance Shareholder relations were rewarded by our receiving third prize from the "Journal des Finances" (French Financial Newspaper) consecutive to a survey carried out in 2006 on the Shareholder Services in the companies belonging to the CAC 40 index on the French Stock Market. Another award reaped was second prize in financial communication, conferred on us by Boursorama for our website, not forgetting that we were also nominated for the Annual Report and for the Shareholder's Guide.

Edouard Michelin was very close to Shareholders and dedicated himself to the Group's relations with them. Mr Michel Rollier and the Individual Shareholder Relations Team are equally determined to maintain and strengthen the ties which bind Michelin to its Shareholders.

"Our strength is to be found not only in our Shareholders' involvement but also in their loyalty."

a *dedicated team*
TO HELP YOU



Individual Shareholder Relations, Investor Relations and a Securities Department for the management of your shares: the entire team is at your service to keep you informed and answer your questions.

Please use the following numbers **and addresses to contact us:**

INDIVIDUAL SHAREHOLDER RELATIONS

- Toll free number (France only): N° Vert 0 800 000 222
- Phone: + 33 (0)4 73 98 59 00
- Fax: + 33 (0)4 73 98 59 04
- Postal address:

Compagnie Générale des Etablissements Michelin,
12 cours Sablon,
63040 Clermont-Ferrand Cedex 9 – France

- Email: actionnaires-individuels@fr.michelin.com

INVESTOR RELATIONS

- Phone: +33 (0)1 45 66 16 15
- Fax: +33 (0)1 45 66 13 19
- Postal address:

Manufacture Française des Pneumatiques Michelin,
46 avenue de Breteuil,
75324 Paris Cedex 07 – France

- Email: investor-relations@fr.michelin.com



meeting YOUR EXPECTATIONS

The documents available

All our Shareholders have access to information which is comprehensive, easy-to-understand and adapted to everyone's needs.

- The **Shareholder's Guide** combines an abbreviated version of the Annual Report and practical information on how to become a Michelin Shareholder.
- The **Annual Report** provides a detailed account of Michelin Group's strategy and its financial performance; it also contains the financial and legal information required by the French Stock Exchange Regulatory Authorities (AMF).
- **Michelin's Performance and Responsibility Report,** which presents our objectives, our action plans and what we have achieved in the fields of sustainable development.
- The **Factbook** compiles a vast amount of information on the tire-manufacturing industry and market, and Michelin's facilities and organization. Every year in the month of February the Factbook is updated and subsequently available on www.michelin.com or it may be obtained as a CD by request.


FACT-BOOK



- A number of **Letters to Shareholders** are sent every year, to provide information on the Company's financial performance, its activities, new products and salient Shareholder events.
- Michelin also publishes in the **BALO** (*Bulletin des Annonces Légales Obligatoires* – French-language Legal Announcements) all the information which a French listed company is required to make public periodically and annually.

The CD ROM "Package" comprises the Annual Report, The Shareholder's Guide and the Michelin Performance and Responsibility Report.



Available on request, as of mid-May from the Individual Shareholder Relations Department.

The Finance section of Michelin's **website** www.michelin.com/corporate is dedicated to financial information. Its design as both a practical tool and a full-fledged library enables users to download documents published by Michelin Group, especially the press releases and presentations made to institutional investors.
Users will also find audiovisual records of the presentations of Group results and of the Annual Shareholders Meeting.



Michelin meets its Shareholders

Michel Rollier invited Shareholders from Paris and the surrounding area to a meeting held in the *Palais des Congrès* in Paris on October 18, 2006, to explain the Group's strategies and prospects. This event gave Shareholders from the Paris region the opportunity of having a personal exchange with their Company's Managing Partner. Approximately 1,800 people attended this meeting.

The Shareholder meetings held throughout France are special events, as they are opportunities for us to listen to you and have a better grasp of your expectations. To this end, and to enhance the benefits of these exchanges, we shall be proposing a new format which has been outlined on page 73 of this Guide.

The meetings with Shareholders in 2006 were held in Bordeaux, Marseilles, Lyons, Lille and Paris. In 2007, we shall have the pleasure of meeting you in Nice, Caen, Nancy, Reims, Tours, Paris and Montpellier (please refer to the meeting schedule at the end of this Guide).

In addition **roadshows** were organized in Europe, the United States and in Asia. Financial Analysts, Investors and Portfolio Managers benefited from presentations on specific themes and site visits. Michelin has also taken part in international conferences on the automotive sector and conducted an intensive communication program directed at SRI (Socially Responsible Investment) Investors and Rating Agencies.


TEAM
RENAULT

Each member of the SCC must be a Michelin Shareholder and remain so throughout the duration of his/her period in office. A member undertakes to attend Committee meetings.

The Shareholders' Consultative Committee

The purpose of the Shareholders' Consultative Committee (SCC) is to provide opinions and advice, and so contribute to the improvement of communication between Michelin and its Shareholders on financial and corporate image matters.

The Shareholders' Consultative Committee was created in 2003. It is composed of 12 sitting members, two of whom are Employee Shareholders and a number of deputy members. One third of the Committee is renewed each year; members are selected by Cera, an independent recruitment office.

The new members who were selected by Cera at the beginning of 2006 were invited to Clermont-Ferrand where they were able to become better acquainted with the Group, its history and tire manufacturing and to meet the sitting members and share their experiences.

The Committee was convened twice in the course of 2006, on March 30 and September 26. Work concerning Group publications was focused on the Shareholder's Guide and the Michelin Performance and Responsibility Report. In addition, further thought was given to the development of SCC activities and SCC members took part in a number of local Shareholder meetings.

In the course of the Annual Shareholders Meeting held on May 12, 2006 the Committee asked questions on the following topics:

- Michelin's strategy in dealing with counterfeit products and in the transfer of technological know-how;
- The possibility of developing other activities outside Tires, Maps and Guides;
- The decision to leave Formula 1 racing and the consequences.

Comments received from two members of the Shareholders' Consultative Committee:

"My views have been changed into firm beliefs."

Christian Messy – sitting member in 2006

"As soon as I heard of the call for candidates for Michelin's Consultative Committee, I was interested. I've always been a keen observer of the Company's development and innovative, high-performance solutions focusing on road safety and respect for the environment. I had also appreciated the opening of the Company's capital to its Employees. This was clearly a means of building more balanced relations and accountability.

Since I first attended Michelin's Consultative Committee, not only has my knowledge of the Company and its teams improved, but my views have been changed into firm beliefs. I have tried to make a positive and meaningful contribution to Michelin's financial communication with its individual Shareholders. The SCC was rewarded by the fact that several of its ideas have been retained and developed in later financial communication, thus making it more straightforward, objective and easy to understand. I am proud to be one of the 12 Michelin SCC members and so to contribute to building stronger individual Shareholder relations with Michelin."

"I no longer look at tires the way I used to."

Pascal Surzur – deputy member in 2006

A day spent discovering Michelin – September 2006.

"I have splendid memories of this experience. The entire day was a complete success that enabled me not only to have a better grasp of what is at the core of the Company's business, but also to enjoy the extent to which the Company practises professional and innovative business. It is my belief that individual Shareholders like me seriously underestimate these facts.

Afterwards, I felt I had clearer ideas of how the SCC could heighten this awareness among individual Shareholders.

Throughout the day I was amazed to discover just how complex tire manufacturing is, which has changed the way I look at tires entirely. I also understood why Michelin has such a time-honoured tradition of innovation ever since it was founded.

All this boosts the pride I feel at being a Shareholder in a Company I trust and which I thought I knew, without realizing how dynamic and modern it really is."

We are appealing for other SCC candidates in autumn 2007.

the Michelin **SHARE**



The Michelin share **is listed on Euronext Paris**

- Eurolist Compartment A
- Deferred Settlement Service
- ISIN: FR0000121261
- Par value: 2 euros
- Minimum transaction possible: 1 share

Market **capitalization**

10.41 billion euros
(December 31, 2006)

Average annual **daily transactions**

1,191,679 in 2006

Indices

Being included in indices heightens the liquidity and the valuation of shares, which then are selected for portfolios and funds indexed using these benchmarks.

Michelin is part of 2 major stock market performance indices:
- CAC 40: 0.99% of the index
- Euronext 100: 0.47% of the index

Michelin also qualifies for the major ethical indices which include only those companies considered to have incorporated sustainable development within their strategies:

- **DJSI** (Dow Jones Sustainability Index) from the Swiss Agency SAM (Sustainability Asset Management)
- **Stoxx** for Europe and **World** in 2007
- **ESI** (Ethibel Sustainability Indices) from the Ethibel Agency
- **ASPI** (Advanced Sustainable Performance Indices) from the VIGEO Agency

MICHELIN SHARE PERFORMANCE FROM 2002 TO 2006

(At the close of the Paris Stock Market on 31.12.06 - Base 100 on 31.12.01)


200
150
100
50
0
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
2002
2003
2004
2005
2006

• Michelin ○ CAC 40 ○ Monthly volumes trade

STOCK EXCHANGE INFORMATION

Share price (in EUR):	2006	2005	2004	2003	2002
Highest	73.30	56.20	47.80	38.11	45.05
Lowest	43.21	43.75	34.82	25.02	24.50
Highest/Lowest ratio	1.70	1.28	1.37	1.52	1.84
Last quotation in the year	72.50	47.48	47.19	36.38	32.86
Change over the year	+ 52.7%	+ 0.6%	+ 29.7%	+ 10.7%	- 11.3%
CAC 40 index variation	*+ 18%*	*+ 23%*	*+ 7%*	*+ 16%*	*- 34%*
Market capitalization					
As at December 31, 2006 (EUR billion)	10.41	6.81	6.77	5.22	4.66
Annual yearly trading volume	1,191,679	842,053	742,311	797,844	760,143
Average number of shares making up the capital	143,390,450	143,387,025	143,250,487	141,488,047	133,430,884
Number of shares traded over the year	303,878,126	216,407,691	192,258,470	203,450,155	193,836,344
Share turnover rate	**212%**	**151%**	**134%**	**144%**	**145%**

corporate capital
AND SHAREHOLDERS

On December 31, 2006

Registered capital: **287,304,636 €**
Number of shares outstanding: **143,652,318**
Total number of voting rights: **185,376,936**



BREAKDOWN OF CAPITAL
As at December 31, 2006

- **2.0%** Employee Shareholder Plan
- **12.5%** Individual Shareholders
- **23.2%** French Institutional Investors
- **62.3%** Non-Resident Institutionals

(of which Capital Research and Management Company: 14,426,857 shares as at July 4, 2006).



BREAKDOWN OF VOTING RIGHTS
As at December 31, 2006

- **2.3%** Employee Shareholder Plan
- **18.2%** Individual Shareholders
- **24.3%** French Institutional Investors
- **55.2%** Non-Resident Institutionals

(of which Capital Research and Management Company: 14,426,857 voting rights as at July 4, 2006).

Shares held for more than 4 consecutive years have double voting rights. This advantage used to be restricted to EU nationals, but was extended to all Shareholders worldwide at the Annual Shareholders Meeting held on May 20, 2005.

CHANGE IN NUMBER OF SHAREHOLDERS

On 31.12.2006

2006	2005	2004	2003	2002
157,445	193,455	191,531	227,762	199,703

NET DIVIDEND PER SHARE

In euros

2006 *	2005	2004	2003	2002
1.45	1.35	1.25	0.93	0.93

** Subject to the approval of the Annual Shareholders Meeting on May 11, 2007.*

Michelin has an active policy for dividend increase. At the Annual Shareholders Meeting scheduled for May 11, 2007, the Managing Partner will ask the Shareholders to vote a dividend up 7.4% compared to that paid for the previous financial year. The dividend will be paid on May 15, 2007, 2 business days after the Meeting.

PER SHARE DATA

In € except for ratios	2006 *	2005 *	2004 *	2004	2003	2002
Net assets per share	32.6	31.5	24.2	32.1	30.2	30.5
Basic earnings per share	3.95	6.13	4.46	3.59	2.23	4.28
Diluted earnings per share (1)	3.94	6.12	4.46	3.59	2.23	4.28
PER (Price Earning Ratio)	**18.4**	**7.7**	**10.6**	**13.1**	**16.3**	**7.7**
Dividend pay-out (2)	1.45	1.35	1.25	1.25	0.93	0.93
Pay-out rate (2)	36.7% **	22.0%	28.0%	34.8%	41.7%	21.7%
Dividend yield (3)	2.0%	2.8%	2.6%	2.6%	2.6%	2.8%

** IFRS.*

*** Taking into account the non-recurring expenses, the pay-out rate calculated is 26.5%.*

(1)) Earnings per share adjusted for the effect on net income and on the weighted average number of shares of exercise of outstanding dilutive instruments.

(2) The dividend paid for 2006 will be submitted to the approval of the Annual Shareholders Meeting on May 11, 2007.

(3) On the basis of the share price on December 31.

buying, MANAGING AND SELLING

Michelin issues registered shares only. The share is registered in your name, thus giving you the opportunity of enjoying direct and personalized service.
All Shareholder information on the Group's activities is sent directly to you, such as the Notice of Meeting, the Shareholder's Letter and the Shareholder's Guide.
You will also receive personal invitations to attend meetings organized specially for Shareholders in Paris or elsewhere in France.
Shares held for more than four consecutive years carry double voting rights.



Michelin shares are held either in a custodian bank or are directly registered in the Company's books.

Your Michelin shares are in the custody of a bank

Your shares remain recorded in our books but are in the custody of your bank, which handles the management of your share account, places your buy or sell orders and should be approached on other matters such as dividend payment.

> **If you wish to transfer your shares so that they are directly registered in Michelin's custody, ask the Individual Shareholders' Relations Department.**

Your Michelin shares are directly registered at the Issuing Company

Your shares are in Michelin's custody and your account is in the Company's books.
There are no custodial fees and your account is managed free of charge. The dividend is paid promptly into your bank account. The procedure for opening a share account or transferring shares is simple. Any question you may have with regard to your shares may be addressed to your personal contact in the Michelin Securities Department whom you can phone or fax directly on every business day. Your shares are available at all times, and sales or purchase operations are executed at once.

Placing an order with Michelin's Individual Shareholder Relations Service

Your order may be put through to **Michelin's Individual Shareholder Relations Service** during the French Stock Exchange Opening hours (9 a.m. to 5:35 p.m. from Monday to Friday).

You may place your order by email, phone and fax or by post. Written confirmation is required for orders in excess of 15,000 euros.

Your order should state the following:

- The type of operation: buy or sell;
- The number of shares;
- How long the order is valid;
- Buying and selling conditions:

Restricted price orders are the most widely used type of order. This enables the order fulfilment cost to be controlled. They set a maximum price at which to buy and a minimum price at which to sell. Execution may be partial, or even deferred.

Best-order execution provides for no specific price limit; orders are carried out at the best price currently available and may be executed only partially.

Ordinary trading orders are fulfilled completely at the first market quotation following the placing of the order without any buying or selling price conditions.

Orders are forwarded immediately for execution to Natexis Bleichroeder, the stockbroker.

Order execution fees

- Brokerage fees are 0.30% of the gross amount of the transaction, with a minimum of 6 euros per transaction. In France, the costs related to the above brokerage fees are subject to 19.6% VAT. Non-Residents are not subject to this tax.
- Stock Exchange Tax amounts to 0.30% of the gross amount for transactions between 7,667 euros and 153,000 euros, and 0.15% for transactions above 153,000 euros (capped at 610 euros). *(Please refer to the Stock Exchange Tax paragraph under the taxation section p. 65).*
- The Michelin Shareholder Department charges no fees for its specific services.

How is the settlement made?

- As soon as a buy order has been executed, Natexis Bleichroeder sends you a notice of transaction specifying the conditions in which the transaction was carried out, the fees and the settlement arrangements. You then make your payment to Natexis Bleichroeder.
- In the event of a sell order, Natexis Bleichroeder transfers the money directly into your bank account.



Written agreement to be signed when opening an account directly registered in our books

An account directly registered in the Company's books is opened when a purchase order is placed with our services for the first time, when shares are transferred from a bank account into our books or subsequent to a gift or an inheritance. The opening of this account is materialized by the Shareholder's signing a written agreement.


I - LA CONVENTION
1
II - LE COMPTE N°
2
A - Type de compte
B - Ouverture du compte
C - Les ordres
D - Règlement des dividendes
3
III - TITULAIRE(S) du compte de titres en nominatif pur et/ou personne habilitée à le faire fonctionner
A - Personne physique

Filling out this document

1 Indicate the Account Number given to you by our Individual Shareholder Relations Department.

2 Indicate whether you are:
- A private person (Mr. Mrs. Ms. or Miss),
- A couple (Mr. AND Mrs.),
- In joint ownership.

3 Your marital status must be given, together with your postal and fiscal address:
- Box A for an individual person,
- Boxes A and B for a couple.

4 Please remember to:
- Sign and date the document,
- Enclose your bank specifications, a copy of your ID card or passport (and a document corroborating your address, if it is different to that indicated on your ID card or passport),
- Keep the original.

For special cases, if the Shareholder is a company, in joint ownership or a non-resident, do not hesitate to contact Michelin's Individual Shareholder Relations Department.


II - SOCIETE

IV - Durée

V - Loi Informatique et Libertés

4

Gifts and Inheritance

(For Shareholders directly registered with Michelin)

Gifts

If you wish to make a gift, you may:

- Send us in a written request to transfer the shares to the beneficiary's account and state the beneficiary's kindred relationship to you. This request must include a letter from the beneficiary(ies) stipulating that the gift is accepted;

or

- Fill in Form number 2735 obtainable from any French Tax Office and send it to us;

or

- Post us a notarial act stating the terms and conditions in which the gift is to be made.



Inheritance

Either Michelin or your bank is entitled to execute the orders of the Solicitor or lawyer in charge of settling an estate, such as the transfer of the shares on to the heir's account or the sale of shares. The notarial act must specify the date of death and the matrimonial regime of the deceased, the surviving spouse's option if a gift between spouses was made, the names of the beneficiaries and the number of shares to be assigned to each one, in the event of sharing.

Taxation

The information given below is for Shareholders whose tax residence is in France and subject to change.

If your shares are registered with the Issuing Company, we will send you a specific French tax form (IFU) in February of each year. This document summarizes dividends paid and any transfers made in the course of the previous year. Both Michelin and financial intermediaries have the same tax statement duties towards French tax administration.

Tax on dividends

The dividends paid to Shareholders are taxable as income from securities and transferable capital revenue.
The following advantages are applied to dividends paid by Companies liable to corporate tax, or a similar tax, and headquartered in France, in a State of the European Union or in a country having an agreement with France in order to avoid double taxation:

- a reduced dividend tax rate of 40% on unrestricted amounts;
- a fixed annual abatement of 1,525 € for single persons and 3,050 € for couples filing joint tax statements;
- a tax credit on income equal to 50% of the dividends received (before reduced dividend tax rates and abatement) not exceeding 115 € for a single person and 230 € for a couple filing a joint tax statement.

Stock Exchange Tax and VAT

- The Stock Exchange Tax is directly deducted from the buy or sell transaction amount. This tax is applied to all transactions. For transaction of less than 153,000 €, the rate is 0.30% of the gross amount. Beyond this, the rate applied is 0.15%.
  An abatement of 23 € is applied to all tax due, each time a transaction is carried out. This amounts to exonerating all transactions amounting to less than 7,667 €. Moreover, the tax due is capped at 610 €.
- 19.6% VAT is applied to both the brokerage fees for the Stock Exchange transactions invoiced to Shareholders, and to the deferred payment fee.

Capital gains tax

Capital gain is the difference between the sale price of a share (excluding transaction fees and taxes) and the purchase price.
If the amount of sales achieved in the year exceeds 15,000 € (sales in 2006) or 20,000 € (sales in 2007), the capital gains tax levied is 16% to which social contributions are added (11% is the rate as of January 1, 2007).

As of January 1, 2014, shares which have been held for more than 8 consecutive years will be completely exonerated of capital gains tax. Nonetheless, the Social Security deficit reimbursement tax (CRDS) and the social welfare solidarity tax (CSG) are still due. Exoneration is gradual, one third being deducted each year as of January 1, 2012 for shares held for more than 5 years.

Capital loss may be carried over and deducted exclusively from capital gains of the same nature in the course of the same year or the 10 years following, provided that share sales cross the tax threshold.

Capital loss incurred before January 1, 2002 can only be deducted during 5 years from capital gains of the same nature.

Share Savings Plan (PEA) A special case

Michelin cannot be the account holder for a Share Savings Plan, and consequently, the Shareholders are advised not to register shares directly with the Issuing Company which are part of a Share Holding Plan. Share Savings Plans provide that portfolios made up of French shares, or shares from the European Economic Space countries other than Lichtenstein, are tax free, provided that during 5 consecutive years, no withdrawals are made.
However, social contributions are due on capital gains in accordance with the rate effective when the gains were realised. Shares held in Share Savings Plans are not taken into account in the calculation of the capital gains threshold, and the dividends paid from shares held in a Share Savings Plan for 5 consecutive years are not subject to income tax, provided they remain in the account for the required period of time. A person is allowed to have only one Share Savings Plan. A married couple can open 2 Share Savings Plans. Investments in a Share Savings Plan must not exceed 132,000 € for a single person and 264,000 € for a couple.

Wealth Tax – (ISF)

If you are subject to wealth tax, your listed securities should be evaluated using either the last known stock market price or the average of the last 30 stock market prices previous to the 1st January of each year.



Employee **Shareholders**

Because of the Company's concern for its Employee Shareholders and the management of their assets, the Individual Shareholder Relations Department is developing a training program.
The purpose of this program is to offer volunteer Employee Shareholders different levels of training, so that they can expand their knowledge of the way in which the Company operates, improve their understanding of the Company's financial performance, employee savings plans and have a better grasp of Stock Market mechanisms.

This training program is scheduled to be started up on a certain number of French plant sites so that it can be assessed, before tailoring it for other countries.
The program will be open to all volunteers subject to the enrolment capacity.

The Employee Shareholder Plan was launched in 2002 and extended to 69 countries in 2003. More than 113,000 members of our personnel were concerned by the Group's Employee Shareholder Plan and more than 69% of them have become Shareholders.

The organization was set up at Group level so that communications could be ensured with Michelin Employees world-wide. In each country a correspondent has been appointed to manage the Plan, to answer whatever questions Employee Shareholders may have and to disseminate Group economic and financial information. All Employee Shareholders receive the same information as the other Shareholders. In addition the Shareholder's Letter is published in 11 languages for the benefit of the Employee Shareholders.

Their bank and CGEM send them regular information at their home address.

shareholder RIGHTS

As an owner of part of Michelin's capital, you enjoy fundamental Shareholder rights like all the other Shareholders. A Shareholder is entitled to information, to receive a dividend, to take part in capital operations and to vote and participate at Annual Shareholders Meetings.

Taking part in capital operations

In any capital operation, you, as a Shareholder, have preferential subscription and allocation rights.

Pre-emptive subscription rights

In the event of a public issue to increase Company capital, Shareholders are entitled to priority subscription treatment, in proportion to the number of shares held already.

Allocation rights

If there should be a capitalization of earnings, reserves, premiums or contributions, the Company is entitled to issue new shares and allocate them free to Shareholders, in proportion to the number of shares they hold on the day this operation is carried out.

Dividend distribution

Dividends are that part of net profits which is distributed to Shareholders. The amount of dividend pay-out is proposed by the Managing Partner with the approval of the Supervisory Board and is voted by the Shareholders at the Annual Shareholders Meeting following the adoption of the annual financial statements.

The dividend payable for the 2006 financial year will be paid on May 15, 2007, that is 2 working days after the Annual Shareholders Meeting due to approve the dividend.

In order to be entitled to dividends, Shareholders must have owned their shares on the day before the dividend is paid. Payment is made automatically in euros:

- Without any handling fees into the Shareholder's bank account, if the Shareholder is registered directly with Michelin;
- If the shares are in the custody of a bank, dividends will be paid into the Shareholder's bank account.

Registered shares
There is no blocking of shares before the Annual Meeting.

Taking part in the Annual Shareholders Meeting

Shareholders Meetings may be ordinary, extraordinary or joint, and are convened at least once a year.
This is a special moment in the year for you to keep yourself informed about Michelin Group's activities and to talk with the Managing Partner, the members of the Supervisory Board and with top management, so that you can take part in the decisions taken, by giving your opinion on the resolutions put forward.

We like to have as many Shareholders as possible take part or be represented at the Meetings convened.

A delayed-broadcast of the Annual Shareholders Meeting will be on the Internet on May 11 at 2 p.m.

Last minute
If you do not receive your admission card in time, you may take part in the AGM by simply justifying your identity before going into the Meeting.

Four to five weeks before the Meeting date, you will be sent the **Shareholder's Guide** and the **Notice of Meeting**, which will include the following:

- The agenda for the Annual Shareholders Meeting;
- A summary of Michelin Group's performance over the last five years;
- The explanatory comments on the resolutions and the text to be put to the vote at the Annual Shareholders Meeting;
- The voting form, which will enable you to:
- Request an admission card for the Annual Shareholders Meeting;
- Submit a mail vote;
- Give proxy to the Chairman of the Meeting;
- Give proxy to your spouse or to another Michelin Shareholder whom you specify by name and who will attend the Annual Shareholders Meeting.

In the course of the Annual Shareholders Meeting, we use an electronic voting system which enables us to process and display all the results in a few seconds after the vote on each resolution.

Please Note
Should the shares be held jointly by a usufructuary and a bare owner, the former votes at an Ordinary Meeting and the latter votes at an Extraordinary Meeting.

annual meetings AND VOTING FORMS

Meetings and quorums

ORDINARY SHAREHOLDERS MEETINGS are convened within six months of the end of the preceding financial year.
The purpose of the meeting is to provide Shareholders with detailed information regarding the operations and the financial performance of the Group, decide on the dividend pay-out and appoint or re-appoint Statutory Auditors and members of the Supervisory Board.
For an Ordinary Shareholders Meeting to be valid, 1/5 of the shares should be present or represented on first call.
No quorum is required for a Meeting held on second call. At an Ordinary Shareholders Meeting, resolutions are passed by a simple majority of voting entitlements present or represented.

The participation figures for last year's Annual Shareholders Meeting clearly reflect the interest Michelin Shareholders show in the management and activities of Michelin Group. Each year the Meeting is held on first call and shareholder participation was more than 54% in 2006.

AN EXTRAORDINARY SHAREHOLDERS MEETING can be called at any time. All changes to the provisions of the Company's Bylaws: business object, name, share capital, administration and management must be authorized by an Extraordinary Shareholders Meeting. The quorum required is 1/4 of shares on first call and 1/5 on second call. Resolutions are passed by a majority of two thirds of voting entitlements present or represented.

A JOINT SHAREHOLDERS MEETING combines both the Ordinary and the Extraordinary Shareholders Meeting and is convened on the same day, using the same Notice of Meeting.


MICHELIN
JOINT SHAREHOLDERS' M
May 11, 2007 at 9 a.n
• IF YOU WISH TO ATTEND THE SHAREHOLDERS' MEETING:
A
I will attend the Shareholders' Meeting
1
• IF YOU ARE UNABLE TO ATTEND THE SHAREHOLDERS' MEETING:
B
I WISH TO SUBMIT A MAIL VOTE
3
4

How to fill out the Voting Form

If you wish to attend the Meeting, tick box A ❶ at the top of the form in order to request an admission card. In the event of your being unable to attend, it would be wise to tick box A ❷ and then to go to section C ❺ if you intend to give your proxy to the Chairman or to section D ❻ if you wish to give your proxy to someone else. **Date and sign the document ❼.**



MEETING
a.m.
company before May 8, 2007
There is no need to block shares prior to the Meeting
2
Please Note
C I HEREBY GIVE MY PROXY TO THE CHAIRMAN
Date and sign at the bottom of the form without completing it
5
D I HEREBY GIVE MY PROXY TO:
6
8
7

If you wish to send in a mail vote for the resolutions on the agenda, tick box B ❸ and follow the instructions:

- If you wish to vote FOR a resolution, DO NOT shade the box corresponding to that resolution.
- If you wish to vote AGAINST a resolution or ABSTAIN, shade the corresponding box.

Regarding draft resolutions not approved by the Managing Partner, shade the box marked YES or NO as appropriate. **Date and sign the document ❼.**

As for amendments or other draft resolutions proposed in the course of the Meeting, go to section B ❹ and tick the box as appropriate.

If you wish to give your proxy to the Chairman of the Meeting, section C ❺, **just date and sign** ❼ the voting form.

If you wish to give your proxy to your spouse or to another Shareholder attending, tick section D ❻ and give the person's specifications. **Date and sign the document ❼.**

In all instances, you must:

- Date and sign section ❼.
- Check your name, first name and your address in section ❽.
- Return the form in the pre-paid envelope.

the stock market
AT A GLANCE

Securities, such as shares and bonds are bought and sold on the stock market. The main role of the stock market is to give companies the opportunity to issue securities to the public and thus raise money to fund company expansion and growth.

The Paris Stock Market is operated by Euronext Paris SA. and it comprises 3 markets: Eurolist (replacing First market, the Second Market and the New Markets, since January 2005), Alternext and the Open Market ("Marché Libre").

EUROLIST
- Regulated market;
- Strict conditions for admission;
- Strict rules governing financial communication;
- The AMF's general regulations apply;
- Guarantee extended to minority Shareholders;
- On June 30, 2006, there were 740 listed companies (Euronext source) and 3 compartments:
- A for large-cap: market cap exceeds 1 billion €;
- B for mid-cap: market cap between 150 million and 1 billion €;
- C for small-cap: market cap less than 150 million €.

ALTERNEXT
- Market organized but non-regulated for the use of small to medium-sized French businesses;
- Simplifies admission conditions;
- Committed to financial transparency;
- The AMF's general regulations apply;
- Guarantee extended to minority Shareholders.

OPEN MARKET
- Market not regulated for the use of both French and foreign small to medium-sized companies;
- Conditions for admission and communication less restricted;
- Few obligations with regard to financial communications;
- No oversight by the AMF;
- No guarantee extended to minority Shareholders.

shareholder loyalty **PROGRAM FOR 2007**

Three years ago, in order to acknowledge the Shareholder loyalty of our long-standing individual Shareholders, we presented them with a specially designed limited edition of an "Atlas of the 25 countries in an enlarged Europe".

For 2007 we have two new proposals to make:

• A presentation of "The Stock Market and You", which serves as a complement to the meetings with Shareholders which we convene in the French provinces;

• Site visits, such as the Research and Development Test Track at Ladoux or the Michelin "Museum", where visitors are given a detailed explanation of the Company's history and development.

These opportunities will be available to those Shareholders who have for at least 4 consecutive years, on the date of each event, a certain number of shares (defined in the proposed opportunity).

Practical information will be posted to eligible Shareholders a few weeks previous to these events. Should you wish to have further information, please contact the Individual Shareholder Relations Department.



glossary

Accretion *(accretive)*
The increase in earnings per share expected as a consequence of a financial operation, e.g. buyback, cancellation of shares, acquisition.

Adjusted exercise price
The price of a security recalculated after adjustments have been made to allow for operations modifying the amount of capital such as stock splits. The adjustment enables an estimation to be made of the stock's performance over a given period.

AMF – *Autorité des Marchés Financiers*
AMF is the Regulatory Authority of the French Stock Exchange, which resulted from the merger between COB (Comité des Opérations de Bourse – Stock Exchange Transactions Committee) and CMF (Conseil des Marchés Financiers – Financial Market Council). AMF dictates the organizational and ethical rules governing the French financial marketplace. It plays a watchdog role in the protection of security investments and monitors the financial information supplied to investors and shareholders. AMF also controls the rating agencies and the financial analysts.

Blue chips
(investment-grade securities)
Anglo-Saxon term for highly popular securities with high traded volumes.

The Michelin share is classified in compartment A (Blue chips).

Bond, Fixed Income Security
A fixed-income security issued by limited companies or public organizations, to be redeemed at a pre-determined date and price.

CAC 40
(Continuous Automated Listing)
Stock market index which tracks in automated quotation the 40 most actively traded stocks on the Euronext regulated markets in Paris; being included in the CAC 40 depends upon size and liquidity criteria.

Capital employed
Financial resources used by a company to develop its business. The capital employed represents the sum of the shareholders' equity, minority interests and net debt. These resources finance the fixed and non current assets and working capital requirements.

Capital gain/loss
Difference between the selling price of a share and its purchase price.

Cash flow
Cash generated by a company's operations corresponds roughly to after-tax earnings plus depreciation and amortization, provisions for reserves and capital gains or losses. Free cash flow is the cash flow minus net investments and the variation in the needs for working capital.

Consensus forecast
A figure based on the combined estimates of the analysts covering a listed company.

Consolidated financial statements
The purpose of consolidated accounts is to illustrate the financial performance of a group of companies as if the latter formed only one single company.

For listed companies in Europe, consolidated accounts should be drawn up in compliance with International Financial Reporting Standards.

Corporate value
Often used to assess the price of an acquisition, this is the sum of the market capitalization of the company and of its net financial debt, usually measured at market value.

Coupon
The coupon entitles a security holder to a yearly dividend or interest payment with reference to a financial year.

Custodial fees
These fees are levied to ensure the custody and the service provided for the administration of a share account.

If the shares are registered directly in Michelin's books, our Company does not charge any custodial fees.

Deferred payment
On the SRD stock market, deferred payment enables an investor to postpone a buy or sell order until the following monthly liquidation date.

Deferred Settlement Service
(SRD – Service à Règlement Différé)
This service is reserved to the most liquid securities. In exchange for a fee it makes it possible to settle one's stock market transactions once a month on the liquidation date.

Michelin offers a deferred settlement service.

Diluted earnings per share
Net earnings per share adjusted to reflect potential dilution in the event of exercise of share subscription rights, call of options, debt conversion or other securities giving access to capital.

Dilution *(dilutive)*
A decrease in the net income per share related to an increase in the number of shares. This can result from a capital increase, an acquisition of, or merger with, another company, or from a conversion of bonds into shares.

Dividend *(payout)* **ratio**
Percentage of net earnings distributed to shareholders as dividends.



Dividends
The portion of a company's net earnings that is paid to shareholders. The dividend pay out is proposed by the Managing Partners in the case of partnerships limited by shares. The proposal is submitted to the shareholders' approval at the Annual Shareholders Meeting.

EBITDA *(Earnings Before Interest, Taxes, Depreciation and Amortization)*
A management indicator.
EBITDA corresponds to operating income before depreciation of property, plant and equipment and amortization of intangible assets and any related impairment charge.

Employee Shareholder Plan – PAS *(Plan d'actionnariat salarié)*
A scheme authorized by the Annual Shareholders Meeting so that company employees can acquire shares in their own company on special terms.

Euronext 100
Stock Exchange index tracking the 100 most actively traded listed shares on the regulated markets of Euronext, on the basis of size and liquidity.

Exchange offer
Operation whereby a company (the "offerer") offers publicly to the shareholders of another listed company to exchange their shareholdings for securities issued by it.

Ex date *(Ex-dividend date)*
The date as of which a security is entitled to receive earnings.

Financial result
The balance of the cost of net debt and the other interest income and expenses.

Free Cash Flow
See "Cash Flow".

Free Float
That part of a company's capital in public ownership and tradable on stock markets. The higher the free float, the greater the liquidity of the shares is.

Gearing *(Debt ratio)*
The ratio of a company's net debt to its shareholders' equity.

Goodwill *(Positive goodwill)*
The difference between the acquisition price of a company and the value of its shareholders' equity on the date that it becomes part of the acquiring company's scope. (The opposite is "negative goodwill" or "badwill").

Ground Clearance

Ground clearance is an expression commonly used in the automotive industry to describe the capacity of a vehicle to clear obstacles. In our Company, it refers to our ability to resist and even to develop, in spite of adverse conditions. More widely speaking, "ground clearance" is the capacity to manage risk.

IFRS *(International financial Reporting Standards)*
International financial reporting standards drawn up by IASB (International Accounting Standards Board). These accounting standards became mandatory on January 1, 2005 for all listed companies in Europe, but for consolidated accounts only.

Income statement
Accounting document recording all the financial year's operations (in general corresponding to a calendar year) under different headings. A company's income statement establishes net result (income/loss) after tax of a company (or group of companies in the case of the consolidated income statement).

ISIN *(International Securities Identification Number)*
The International Securities Identification Number (ISIN) of listed companies. The number is composed of 2 letters indicating the country of the issuing company and 10 figures.

Liquidation date
The monthly transaction wind-up date carried out on a deferred settlement basis. The 5th Paris Bourse (Stock Exchange) trading session before the last day in every month.

Liquidity
The ratio of the volume of shares traded over the total number of a company's shares.

Market capitalization
A company's market value (or market cap), equal at any time to the quoted share price multiplied by the number of outstanding shares.

Minority interests
Portion of the capital held by investors (called minority shareholders) in the fully consolidated subsidiaries of a company.

Minimum transaction unit
The smallest number of shares required for a buy or sell transaction.

The minimum required to trade in Michelin shares is 1 share.

Mutual Fund
A company incorporated for the prime purpose of obtaining funds from the public and investing these funds in a wide range of securities.

Net financial *(long and short-term)* **debt**
Financial debt less cash and cash equivalent.



Net income
Corporate profit or loss after tax. The net result of the Group's share excludes the portion of net result which is attributable to minority interests.

Net income per share
Earnings per share
The consolidated net earnings of the Group divided by the number of capital shares.

Net sales
Pre-tax amount of sales resulting from ordinary operations after all rebates.

Non-recurring income/expenses
The net amount of significant unusual, abnormal or infrequent items of operating income.

Notice of transaction
This document summarises the execution of a buy or sell order on the Stock Exchange; it is sent by the financial intermediary to its client and gives a description of the conditions in which the transaction was carried out.

Operating income
Net result before financial result, tax and the Group's share in associated companies.

Operating margin
Operating income as compared to net sales (Tax excl.).

Par Value
The stated face value represented by one share in the corporate capital.

Pay out rate
The percentage of net income paid out to shareholders in cash dividends.

Price Earning Ratio *(PER)* –
Net income capitalization ratio
A valuation ratio of a company's current share price compared to its net earnings per share enabling a comparison of the relative value of equities of different companies.

Product Mix

In a given product line, the greater the share of products and services with a high profit margin, the more profitable sales are. For example, in Passenger Car Tires, if we take a net sales figure of 100, it is more profitable to sell 10 tires, each of which has a profit margin of 5, than to sell 20 tires, each with a profit margin of 2. The definition of "Mix" applies also to Brand Mix, Price Mix and Sales Mix.

Quorum
The minimum percentage of voting shares represented by attending shareholders or by proxy vote certificates legally needed for a Shareholders Meeting to be held validly.

Quotation
Price of a marketable security resulting from the current bid price and ask price at a given time.

Reduced tax rate or tax base
Reduction of the amount used to calculate tax.

ROA *(Return on Assets)*
Operating income divided by economic assets.

ROCE *(Return on Capital Employed)*
Operating income after tax (calculated directly on this result) and divided by capital employed. This ratio measures the return on capital invested by shareholders and borrowed from banks and other financial partners. The difference between ROCE and ROA is that the former is after tax.

ROE *(Return On Equity)*
Net income Group share divided by consolidated shareholder's funds before minority interests.

Share, Stock
A marketable security issued by a company representing a portion (unit) of its capital giving shareholder status to its owners. Shares carry a number of rights including: information, voting (at the Annual Shareholders Meeting) and financial (dividend entitlements, pre-emptive subscription rights, liquidation bonuses). Shares are either bearer or registered shares.

Michelin issues registered shares only.

Shareholders' Equity
(before or after dividend distribution)
A company's capital belonging to its shareholders and including the value of issued shares, retained earnings, earnings for the financial year (before dividend pay out) and the portion of net income for the year retained in reserves (after dividend pay-out).

Socially Responsible Investment *(SRI)*
Socially Responsible Investment (SRI) consists in combining social and/or environmental issues with financial objectives in any investment decision. This investment approach aims at increasing corporate accountability.

Share Turnover Rate
Number of shares traded during the financial year divided by the average number of shares issued.



Stock exchange
Stock markets are one of the sources of finance of economic activity. Private and public companies alike as well as local authorities and governments raise funds to finance their investments through public subscriptions. Bourse de Paris operations are carried out by Euronext.

Stock market index
Instrument to measure equity and bond performance. Stock market indices reflect market changes in a market or sector and represent the average (plain or weighted) of the share prices of a basket of securities comprising them.

Stock option *(or subscription option)*
Employee profit sharing scheme based on an option given to executive or non executive employees to buy or subscribe to a limited amount of shares (stock) of the company at a fixed price. At stipulated date thereafter, the beneficiaries have a prescribed period of time within which to call (exercise) the option(s).

Sustainable development
Integrated approach by governments and companies aimed at fulfilling "the needs of present generations, without compromising future generations' capacity to satisfy theirs." (Definition given in 1987 by Gro Harlem Brundtland, then Chairwoman of the UN World Commission on the environment and development).

Michelin is committed to a long-term balanced and responsible development approach, wherein progress is assessed on a durable basis (see The Michelin Performance and Responsibility Report).

Takeover bid
Operation whereby a company (the "offerer/bidder") offers publicly to the shareholders of another listed company to buy their shareholdings for a price in cash.

Treasury shares
These are shares held by a company in its own capital. Treasury stock does not carry any voting or dividend rights.

As of December 31, 2006 Michelin does not hold any treasury shares.

TSR *(Total Shareholder Return)*
Dividends collected plus or less the change in share value divided by the acquisition price.

Volatility
Amplitude variation of a share, a fund, an index or a market over a given period of time.

Working capital requirements *(WCR)*
This amount is required to finance inventories and credit granted by the company to customers (trade accounts receivable) minus the credit granted to the company by its suppliers (trade accounts payable).

Yield
The ratio of dividend per share over the market price of the share.



Financial agenda for 2007

Annual Shareholders Meeting	11 May 2007
Dividend distribution	15 May 2007

Net Sales First Quarter 2007	24 April 2007
First-half Earnings 2007	27 July 2007
Net Sales Third Quarter 2007	29 October 2007
Annual Results 2007	February 2008*

Meetings with Shareholders:	
In Paris – Carrousel du Louvre	15 October 2007
In the provinces:	
• Nice	29 March 2007
• Caen	31 May 2007
• Nancy	21 June 2007
• Reims	8 October 2007
• Tours	29 November 2007
• Montpellier	10 December 2007

** This date has been submitted for guidance only.*

Design and production: W PRINTEL
Photos: © Michelin, © Michelin / Arnaud Childéric, © Michelin / DPPI

Individual Shareholder Relations

Anne-Marie Vigier-Perret
+ 33 (0) 4 73 98 59 00
12, cours Sablon
63040 Clermont-Ferrand Cedex 9 – France
Toll-free calls in France: 0 800 000 222
actionnaires-individuels@fr.michelin.com

Investor Relations

Christophe Mazel
Jacques-Philippe Hollaender
+ 33 (0) 1 45 66 16 15
46, avenue de Breteuil
75324 Paris Cedex 07 – France
investor-relations@fr.michelin.com

MICHELIN
A better way forward

Translation of French Text published in the
Bulletin Des Annonces Legales Obligatoires ("BALO") on April 30, 2007

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Partnership limited by shares with capital of 287,304,636 Euros
Registered Office: 12, cours Sablon, 6300 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

	2007	**2006**
From January 1 through March 31	4,200	3,980

Translation of French Text published in the
Bulletin Des Annonces Legales Obligatoires ("BALO") on February 16, 2007

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Partnership limited by shares with capital of 287,304,636 Euros
Registered Office: 12, cours Sablon, 6300 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

	2006	**2005**
From January 1 through March 31	3,980	3,610
From April 1 through June 30	4,043	3,880
From July 1 through September 30	4,081	3,890
From October 1, through December 31	4,280	4,210
From January 1 through December 31 (total of four quarters)	16,384	15,590

Letter to Shareholders

MARCH 2007

Dear Madam, Dear Sir, Dear Shareholder,



In 2006, Michelin remained one of the most profitable manufacturers in the tire business, posting an operating margin of 8.2% only 0.6% points behind 2005, in spite of the new tidal wave of inflation in our principal external costs, such as raw materials, energy and logistics.

An achievement such as this, combined with the sound management of our working capital, enabled us again this year to make substantial investments of 1.4 billion euros without impairing our financial structure, to further improve the productivity of our industrial base in eastern countries and accelerate our expansion in regions where growth is strong. By so doing, Michelin has ensured that it has the means to toughen its competitiveness and successfully face growing international competition.

Last year, we initiated our strategic plan for 2006 to 2010 drawn up with Mr. Edouard Michelin, and communicated as "Horizon 2010", which is focused on making your company a sustainable profitable industrial leader. Over the next five years, we intend to eliminate the obstacles that affect our competitiveness in certain segments crucial to our future. Having harvested our first benefits from the Michelin Manufacturing Way program, already in operation to accelerate and attune progress in our plants, and considering the action taken to reduce procurement costs and control our structural costs, I am fully confident in our ability to attain our ambitions.

In 2007 we should benefit from a stabilization in the cost of raw materials and we will continue to fast-track the rollout of our strategy, one of the most salient facets of which will be our ability to generate a growing cash flow. Net sales and the operating margin should markedly improve compared to 2006.

In order to face the future with the firm footing it requires, I wish to give the company's management the means of ensuring a wide-spectrum of international action, providing sustained shoulder-to-shoulder support for our teams.

Consequently, at our next Annual Shareholders' Meeting, I will propose, with the approval of the Supervisory Board, the appointment of new Managing Partners in a context that will not only set more flexible rules for access to top management posts but also ensure the sustainability of the Managing Partnership. The proposed Managing Partners are Didier Miraton and Jean-Dominique Senard. As opposed to the Managing General Partner, the Managing Partners would be appointed for a defined renewable period and not be jointly and severally liable for the Company's debts.

Two reasons have prompted me to propose these appointments. The first reason is their competence in areas which are vital for the company:

• Didier Miraton, who was hired by Michelin in 1982, and is at present the Director of Research and Industrial Performance, has spent most of his career in research, innovation and the control of industrial organization. He has a thorough knowledge of Michelin, the automotive industry and our competitors.

• Jean-Dominique Senard has the contribution of his long experience at the head of major international groups. He has been the Financial Director of the Group for the last two years, and I have been able to appreciate every one of his qualities.

The second reason is the full trust that I have in their ability to build a solid team around me working towards the same company priorities and bound together by a common conviction of company values. It is my belief that this team would bring an authentic and dynamic vision to your Company, and would know how to work closely with the entire Michelin staff.

I have every confidence in the future of your Company and would like to thank you for your support.

Michel Rollier



MICHELIN
A better way forward



An operating margin of 8.2% before non-recurring items
Significant improvement in the free cash flow

- Net sales totaled EUR 16.4 billion, up 5.1% after a 3.6% increase in 2005;
- The price-mix effect remained very favorable (+4.7% of net sales); this effect, combined with internal cost reductions, enabled the Group to offset most of the additional cost burden, which was mainly due to raw material price inflation;
- Net result was down 35.5%, reflecting large non-recurring restructuring and industrial plant closure charges;
- A EUR 1.45 dividend per share, or a 7.4% increase, will be recommended to the Annual Shareholders' Meeting on May 11, 2007.

In 2006, for the fourth year in a row, Michelin had to cope with continued external cost inflation: raw materials, energy and logistics. The Group's pricing policy made it possible to preserve a high level of operating income, a level that Michelin intends to raise further in the future. To this end, it is more necessary than ever to bring the Group's entire cost structure down and to push sales volume growth through increasingly competitive product offerings.

Simplified Income Statement

In EUR million (IFRS)[1]	**December 31, 2006**	2006/2005 Change
Net sales *At constant scope and exchange rates*	**16,384**	+ 5.1% *+ 5.4%*
Sales volumes		+ 0.7%
Operating income before non-recurring income and expenses	**1,338**	- 2.2%
Operating margin before non-recurring income and expenses	***8.2%***	*- 0.6 pt*
Operating income	**1,118**	- 29%
Operating margin	***6.8%***	*- 3.3 pt*
Net income	**573**	- 35.5%

[1] Consolidated financial statements ending December 31, 2006, were prepared in accordance with the rules and methods of international accounting standards (International Financial Reporting Standards – IFRS).

The Group's net sales were up by 5.1%

Net sales increased by 5.1% in markets which globally recorded satisfactory growth, with the notable exception of North American replacement markets and the passenger car and light truck OE market in Europe and North America.

Overall, tire replacement markets recorded satisfactory growth, with the exception of North American passenger car and light truck and truck markets, which were particularly hit by high fuel prices. In Europe, a turnaround was noted in the truck tire markets, especially in the Eastern countries. Emerging markets were particularly strong.

In original equipment, truck tire market growth continued to accelerate worldwide, with the exception of Brazil, where truck manufacturers' exports suffered from a high Brazilian real relative to the U.S. dollar. The performance of passenger car and light truck markets in Europe and North America was disappointing, highlighting the challenging environment faced by most OEMs in these markets.

The price-mix effect continued to be strongly positive (4.7%). This reflects price increases passed



across product offerings and regions to compensate for further very substantial raw material cost increases; it also results from the constant enrichment of the Group's product offering, notably on the High Performance and Winter segments. The growth in volumes sold was slightly positive (+ 0.7%) the Group having been impacted by a substantial decline in the North American passenger car and light truck markets.

At 8.2%, Michelin's operating margin before non-recurring items is in line with the Group's objective

The unprecedented rise in external costs translated into an additional cost burden for the Group of more than EUR 800 million compared to 2005, with raw materials alone accounting for EUR 740 million. This additional burden could not be fully offset by the price increases passed across product ranges worldwide. Despite this environment, the operating margin was only down by 0.6 points year-on-year.

The Group has been able to leverage the efforts achieved over the past several years in terms of industrial flexibility in order to adjust its production capacity to market fluctuations throughout the year. As a consequence, it avoided a substantial proportion of additional industrial costs at the end of 2005, when the Group had to curtail production in a number of plants.

Group control over structural costs led to a reduction in their relative weight as a percentage of net sales (20.7% in 2006 versus 21.7% in the previous year).

At EUR 573 million, the net result was down due to substantial non-recurring items:

☐ Non-recurring charges amounting to EUR 220 million compared to an income of EUR 206 million in 2005; this charge corresponds to:

• The Group's restructuring costs incurred for the closure of its Kitchener plant in Canada, in July 2006;

• The costs in connection with ending the industrial operations of its Port Harcourt plant in Nigeria, due to occur in the 1st half of 2007.

☐ The EUR 100 million improvement in financial income, which chiefly corresponds to capital gains of EUR 105 million from the sale of the Group's stake in PSA Peugeot-Citroën.

Free cash flow improved while the Group continued its investment program

Free cash flow posted a EUR 85 million improvement at only minus EUR 39 million as a result of a tangible improvement in working capital requirements. This achievement is to be considered in the light of the sustained high level of gross investments at EUR 1,414 million.

At 89%, the gearing ratio remained stable

Group Shareholders' equity appreciated by EUR 161 million during fiscal 2006.

At the same time, the EUR 95 million increase in net financial debt can be attributed to the following major factors: the dividend payment for the year, the impact of currency on debt and the financing of the negative free cash flow.

Outlook for 2007

In 2007, tire market growth should be positive worldwide, with the exception of North America's truck tire markets, which should trend downward due to purchasing prior to implementation of new anti-pollution standards and from a somewhat more subdued economic environment. With approximately 3% expected growth, replacement markets in Europe should benefit from a more supportive economic context. The developed countries' passenger car and light truck original equipment markets should remain stable. Emerging countries in Asia, South America, Africa and the Middle-East should continue on their dynamic growth trends.

Following unprecedented inflationary trends in 2006, raw material prices are expected to stabilize at a high level in 2007, with a limited impact on the Group's income statement.

In this context, Michelin's net sales and operating margin should post a tangible increase compared to 2006, in line with the Group's 2010 objectives.



Segment information

	Net sales			Operating income before non-recurring items		Operating margin before non-recurring items	
	2006			2006		2006	2005
	In millions of euros	As a % of the total	2006/2005	In millions of euros	As a % of the total		
SR1*	**8,991**	**55**	+ 4.3%	736	55	**8.2%**	9.1%
SR2**	**5,418**	**33**	+ 6.8%	357	27	**6.6%**	8.9%
SR3***	**1,975**	**12**	+ 4.1%	245	18	**12.4%**	7.1%
Total Group	**16,384**	**100**	+ 5.1%	**1,338**	**100**	**8.2%**	**8.8%**

* Passenger car and Light truck and related distribution activities; ** Truck and related distribution activities; *** Specialty activities

Passenger Car and Light Truck and Related Distribution (SR1)

The downturn in the North American market and the sharp rise in external costs weighed on this segment's operating margin, which lost 0.9 points at 8.2%.

In **Europe**, replacement markets showed satisfactory growth of 2.4%, and further overall enrichment driven by the contribution of the High-performance tire segment, Four-wheel drive vehicle tires and the Winter segment, which grew by about 13%. Sales volumes continued an upward trend, thereby enabling the Group to gain market shares, particularly in the Winter segment.

In **North America**, the replacement market dropped a significant 3.7%. A positive development, however, was the sharp rise in the High-performance segments induced by strong original equipment sales in previous years. This enabled the Group to gain market shares in both Michelin and Goodrich brands, especially in the VZ segment. Sales of private and associate brands recorded a marked decline once again.

Unit sales prices posted substantial growth, driven by favorable brand and segment mixes and by the year's price increases.

Truck and Related Distribution (SR2)

At 6.6%, the segment's operating margin was hard hit by the unprecedented increase in raw material prices, which were particularly pronounced in the case of natural rubber.

In **Europe**, where original equipment markets grew by nearly 9%, the Group's sales volumes were slightly below market levels. In replacement, the Group gained market shares in both the Western and Eastern regions of Europe. The price increases passed during the year stuck.

In **North America**, the original equipment market growth turned up strongly. In replacement, Michelin's sales performance was better than the market, which dropped sharply by more than 5%, enabling the Group to garner market shares for the third year running in the three countries belonging to this geographical zone.

The average unit price rose remarkably: price increases implemented in 2006 were able to compensate in part for the raw material cost hikes.

Specialty businesses (SR3)

With its highly technical content, it is now the Group's most profitable segment, and it posted an operating margin of 12.4%. The impressive growth of this segment's profitability is the result on the one hand of intense market pressures, especially for earthmover and radial aircraft tires, and on the other hand of the success of highly innovative services that enable optimum valorization of the Group's products.

Michelin was able to meet part of the very substantial increase in demand for **Earthmover** tires, and succeeded in passing the raw material price increases on to the market.

Overall, **Agricultural** original equipment and replacement tire markets declined, though Michelin increased its sales volumes in Europe where its partnership policy with distribution players was successful. In value terms, sales increased as a result, among other things, of product and brand mix enrichment.

On the **Motorcycle** tire replacement markets, Michelin recorded healthy volume growth supported by strong demand for its latest radial products.

Michelin achieved further sales volume growth In the **Aircraft** segment, principally because of the demand for radial aircraft tires. With the value delivered to its customers earning wider recognition, the Group's product offering is gradually gaining better pricing.



Extract from Consolidated Income Statement

(In EUR million)	2006	2005
Net sales	**16,384**	**15,590**
Cost of sales	(11,653)	(10,835)
Gross income	**4,731**	**4,755**
Sales and marketing expenses	(1,799)	(1,775)
Research and development expenses	(591)	(565)
General and administrative expenses	(965)	(999)
Other operating income and expenses	(38)	(48)
Operating income before non-recurring income and expenses	**1,338**	**1,368**
Non-recurring income and non-recurring expenses	(220)	206
Operating income	**1,118**	**1,574**
Cost of net debt and other financial income and expenses	(180)	(280)
Share of profit/(loss) from associates	4	6
Income before taxes	**942**	**1,300**
Income tax	(369)	(411)
Net income	**573**	**889**
Attributable to Shareholders	572	889
Attributable to non-controlling interests	1	-
Basic earnings per share (in euros)	3.95	6.13
Diluted earnings per share (in euros)	3.94	6.12

Simplified Consolidated Balance Sheet

(In EUR million)	At December 31, 2006	At December 31, 2005
Non-current assets	**8,992**	**8,925**
Current assets	**7,882**	**7,956**
• Of which inventories	3,342	3,225
• Of which trade receivables	3,237	3,273
TOTAL ASSETS	**16,874**	**16,881**
Equity	**4,688**	**4,527**
Non-current liabilities	**6,342**	**7,013**
• Of which non-current financial liabilities	2,736	3,092
• Of which employee benefits	2,730	3,049
• Of which provisions and other non-current liabilities	818	801
Current financial liabilities	2,157	1,647
Trade payables	1,776	1,792
Other current liabilities	1,911	1,902
Current liabilities	**5,844**	**5,341**
TOTAL LIABILITIES AND EQUITY	**16,874**	**16,881**



Michelin Group tires for both motor-bikes and cars collected all the trophies on the Dakar winners' rostrum.

U.S. Army selects Michelin

Having provided high technology tires to the U.S. Army for several decades, Michelin will now use its expertise in logistics to streamline the timely supply of ground tires to U.S. troops.

Several weeks after signing an initial $700 million contract for aircraft tires, the U.S. military once again awarded Michelin North Americas a 10-year $1.7 billion contract to provide ground tires for every type of wheeled vehicle in all military branches (Army, Navy, Air Force, Marines) around the world.

Michelin consequently becomes the U.S. Army's one-stop source for all military tire needs in tire supplies, warehousing and distribution.

Michelin and the right tire pressure – an imperative commitment

At the Paris Motor Show, Michelin chose to emphasise the importance of correct tire pressure. Not only does the safety of road users depend on correctly inflated tires, but so does fuel consumption. More than half the tires on the roads in Europe are consistently underinflated.



Michelin's solutions are first of all technical. The components designed into Michelin's tires provide much better sealing than competitors' products. Moreover, Michelin's partnership with TRW has enabled the development of electronically controlled tire pressure to be vehicle-integrated.

In addition to this, Michelin has developed local solutions to inform drivers of just how important "the correct tire pressure" is. "Fill-Up-With-Air" operations are a perfect illustration of this. Michelin has also installed inflation facilities along the French highway network, more than 30 "Bibendum air pumps" being made available free of charge. A final point to be underscored is the marketing by Michelin Lifestyle under license agreement of numerous articles designed to control or to adjust tire pressure.

Renewal of international contract with Volvo

On January 26, 2007 Michelin renewed a long-term world-wide contract with the Volvo Group to supply OE truck tires for Volvo vehicles assembled in Europe, and North and South America.

The main ranges of tires for trucks and long haul trucks built by Volvo will consequently benefit from the innovations achieved by Michelin Durable Technologies which provide truck drivers with greater safety and enhanced reliability.

This renewed contract is further proof of confidence from one of our major truck tire customers and confirms Michelin's position as the leading supplier of tires to Volvo world-wide.

Michelin gives soccer a Boot

Umbro, internationally renowned in the world of football, has chosen Michelin to develop a special soccer boot called X Boot III. Because of its in-depth knowledge of rubber materials, Michelin thoroughly researched the striking area of the boot to develop an innovative silicon-based texture of material. When this innovation is combined with Umbro's "Touch Control", the slip effect is significantly reduced when the boot comes into contact with the ball. Ball control is improved by 90% in damp playing conditions*!

This is the latest addition to the technical products developed in the sports and leisure field by Michelin Lifestyle, the Group's product licensing Company. Other Michelin Lifestyle products include a range of tennis shoes produced with Babolat in 2003 and a table tennis paddle made of composite materials manufactured with Cornilleau in 2005.

*Results of comparative tests conducted by the Liverpool John Moores University.





Michelin and Renault once again won the Formula One World Championship.

Engineer of the Year Award for Michelin

On December 13, Michelin received the Engineer of the Year Award, Innovation category, in Paris, France. The prize was awarded by the French magazines *L'Usine Nouvelle* and *Industrie et Technologies*, in partnership with the CNISF (French Council of Engineers and Scientists) to reward the breakthrough innovation brought by Michelin Durable Technologies.

"It's team work. Over fifty people, including six project managers, who combine several Michelin fields of expertise (design, materials, manufacturing processes, industrialization) took part in this project. In all, it took seven years to develop this technology", said Frédéric Vialle, Truck tire advanced design engineer at the Technology Center, who received the prize on behalf of Michelin.

Publication in May 2007 of the 2005-2006 Michelin Performance and Responsibility report

First published in 2002, Michelin's third Performance and Responsibility Report marks a major milestone in the deployment of the Group's approach.

The report is a practical update of the way in which Michelin practises its company values (respect for customers, people, shareholders and the environment in a constant focus on facts). It presents the results obtained in the course of the last two years and the Company's objectives in the achievement of balanced and responsible development. The report explains mobility's challenges in addition to the difficulties we are facing, basing its conclusions on observations from a large number of Michelin managers as well as accounts from other public figures who give their views on the action taken.

Considered a reference document, the report is addressed to all those who are eager to learn what Michelin has already accomplished and what its projects are in sustainable development. The 2005-2006 Performance and Responsibility Report (in both English and French) will be available on www.michelin.com/corporate or upon request from the Individual Shareholders' Department.

Proof that the Michelin A2 Energy saves fuel

In a fuel economy test, two identical trucks left Michelin's Ladoux research center near Clermont-Ferrand on September 25, 2006 to travel to the International Motor Show in Hanover. They both carried the same amount of fuel, the same load, and traveled at a maximum speed of 90 kph. All these parameters were verified by an independent judge. The only difference was their tires: one was fitted with Michelin E2+ tires and the other with Michelin A2 Energy low rolling resistance tires. At the halfway point in the journey, the tires were switched between the two trucks.

When the two vehicles arrived in Hanover, the independent judge examined the fuel flow meters installed on both trucks, and subsequently announced a difference in fuel consumption of 28.69 liters between the Michelin E2+ and the Michelin A2 Energy tires.



With Michelin A2 Energy tires, Michelin has provided trucking companies with real-world proof that they can reduce their fuel bill by choosing the right tire.

Michelin awarded three prizes in China

The month of November was crowned by success for Michelin in China where we were awarded three prizes. First, the Michelin brand was voted Brand of the Year by Auto Magazine, leader in the automobile press sector in China with a print run of 150,000 per month.

The second and third prizes concerned Michelin Sui Ni Xing (Michelin OnWay in Chinese). The "tires + services" offer launched in China in July 2006 received the Annual Marketing Innovation Award from South Urban News, a general-interest magazine, with a print run of 800,000. The publicity campaign in China also received the silver prize in the Chinese Effie Awards, in recognition of the agencies which drive the most efficient communication campaigns.

Shareholders' Consultative Committee

Subsequent to the renewal of one third of the Consultative Committee's incumbents, four new members were elected at the beginning of this year. The first meeting in the year was held on January 29, in Clermont-Ferrand.



Shareholder Loyalty

A description of the shareholder loyalty operations to be implemented this year for those who have consistently shown confidence in their Michelin investment has been inserted in the new edition of the Shareholders' Guide on page 73. You will receive the new edition of the Guide at the same time as the Agenda for this year's Annual General Meeting to be held on May 11.



NEW! There will be a delayed broadcast at 2 p.m. local time of our Annual General Meeting this year on May 11, 2007 on our Internet site: www.michelin.com/corporate

Variation of CAC 40 index and the Michelin share price

	12/31/2002	02/28/2007	Variation over the period	12/31/2006	02/28/2007	Variation over the period
CAC 40	3,063.91	5,516.32	80.04%	5,541.76	5,516.32	- 0.46%
Michelin share	32.86	78.62	139.26%	72.50	78.62	8.44%
Difference between Michelin and CAC 40			+ 59.22			+ 8.9

- ***Highest 2007: 85.10 € on February 16***
- ***Lowest 2007: 67.75 € on January 12***
- ***Average volume of daily transactions since the beginning of the year: 1,444,594 shares***

Euronext Paris - Eurolist
Local equity – Compartment A (Blue Chips)
Deferred payment service (SRD)
ISIN: FR0000121261
Indices: CAC 40 - Euronext 100
Par value: 2 euros
Number of shares: 143,652,318


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END

UPCOMING EVENTS

- ***Shareholder meeting in Nice:*** March 29, 2007at the Acropolis Hall
- ***Publication of net Sales for first Quarter:*** April 24, 2007 after the close of the Paris Stock Exchange
- ***Annual General Meeting:*** May 11, 2007 at 9 a.m. at Polydôme - Clermont-Ferrand
- ***Dividend payment:*** May 15, 2007
- ***Shareholder meeting in Caen:*** May 31, 2007 at the Centre de Congrès
- ***Shareholder meeting in Nancy:*** June 21, 2007 at the Palais des Congrès
- ***Publication of the results for the first half of 2007:*** July 27, 2007 before the opening of the Paris Stock Exchange

SHAREHOLDER RELATIONS
Anne-Marie Vigier-Perret

EMPLOYEE SHAREHOLDER RELATIONS
Françoise Ventézou
12, cours Sablon
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel.: 33 (0) 4 73 98 59 00
Fax: 33 (0) 4 73 98 59 04
actionnaires-individuels@fr.michelin.com

FINANCIAL COMMUNICATION
Christophe Mazel
Jacques-Philippe Hollaender
46, avenue de Breteuil
75324 Paris Cedex 07 - FRANCE
Tel.: 33 (0) 1 45 66 16 15
33 (0) 4 73 32 24 53
33 (0) 4 73 32 18 02
Fax: 33 (0) 1 45 66 13 19
e-mail : investor-relations@fr.michelin.com

INTERNET ADDRESS
www.michelin.com/corporate

MARCH 2007

MICHELIN
A better way forward

Michelin - Corporate Communications